Yasheng Eco-Trade Corporation
9107 Wilshire Blvd., Suite 450
Beverly Hills, CA 90210

October 1, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:	Erin Martin, Attorney Advisor Jennifer Monick, Senior Staff Accountant

Re:
Yasheng Eco-Trade Corporation Form 10-K
Fiscal Year Ended December 31, 2008
Filed April 15,2009

Form 10-Q
Three Month Period Ended March 31, 2009
Filed May 20, 2009

Form 8-K
Filed July 15, 2009
File No. 001-12000

Ladies and Gentlemen:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated July 21, 2009 (the “Comment Letter”) relating to the Form 10-K for the Fiscal Year ended December 31, 2008 (the “2008 Form 10-K”), the Form 10-Q for the Quarterly Period ended March 31, 2009 (the “March 2009 10-Q”) and the Current Report on Form 8-K filed on July 15, 2009 (the “July 2009 8-K”) of Yasheng Eco-Trade Corporation (“Yasheng” or the "Company"). Attached hereto as Exhibit A and B is a draft of Amendment No. 1 to Form 10-K and Amendment No. 1 to Form 10-Q, respectively.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Form 10-K for the year ended December 31. 2008

General

1.
We note your response to comment 12 in our letter dated May 19, 2009 regarding the reference to the safe harbors for forward-looking statements provided by Private Securities Litigation Reform Act of 1995 ("PSLRA"). Please also remove the references to the PSLRA and the safe harbors provided thereunder from your website.

Response

The Company acknowledges the Staff’s comment and has revised its website in accordance with the Staff’s comments.

United States Securities and Exchange Commission
Division of Corporation Finance
October 1, 2009

Item 1. Description of Business, page 3

Going Concern, page 3

2.
We note your response to comment 6 in our letter dated May 19, 2009 and the revisions that you made to your annual report. Please expand this disclosure to specifically state in this section that your auditor's report indicates there is substantial doubt as to your ability to continue as a going concern.

Response

The Company acknowledges the Staff’s comment and has revised the 2008 10-K in accordance with the Staff’s comments.

3.
We note your response to our prior comment 5. Your disclosure on page F-7 of the attached draft Form 10-K/A still refers to the reserves as "proven  undeveloped." Please revise your disclosure to remove such reference or clarify that a more recent report has found that the reserves are negative in value.

Response

The Company acknowledges the Staff’s comment and has revised the footnotes to the financial statements to remove the reference to “proven undeveloped”.

Mineral Resources Industry, page 5

4.
We note that you have ceased your efforts in developing the DCG properties. We further note, however, that on your website, http://www.vortexrc.com, you continue to reference this project as an ongoing "deal." Please revise your website accordingly.

Response

The Company acknowledges the Staff’s comment and has revised its website in accordance with the Staff’s comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Liquidity and Capital Resources, page 18
5.
We note your response to comment 11 in our letter dated May 19, 2009. We direct your attention to page 14 underthe subheading "Plan of Operations" where you state that your "present cashreservesand monetary assets aresufficient to carry out [your] plan of operation without substantial additional financing." You also state in this section that you anticipate spending $2,000,000 to finance your plan of operation. On page 18, however, you state that your "available cash resources will not be sufficient to meet [your] prior anticipated working capital requirements, though it will be sufficient to manage the existing business of the Company without further development" and you also indicate that you have $123,903 in cash, cash equivalents and marketable securities. Please reconcile your disclosure to make clear whether your available cash resources are sufficient to meet your presently anticipated working capital requirements.

United States Securities and Exchange Commission
Division of Corporation Finance
October 1, 2009

Response

The Company acknowledges the Staff’s comment and has revised the 2008 10-K in accordance with the Staff’s comments.

Item 11. Executive Compensation, page 27

Summary Compensation Table, page 27

6.
We note your response to comment 16 in our letter dated May 19, 2009. While you included a row in the table for the 2007 compensation of your named executive officers, you did not disclose the amounts earned in 2007. We note that your Form 10-KSB for the fiscal year ended December 31, 2007 discloses that both Yossi Attia and Robin Gorelick received compensation in 2007. Please revise accordingly.

Response

The Company acknowledges the Staff’s comment and has revised the 2008 10-K in accordance with the Staff’s comments.

Item 12. Security Ownership of Certain Beneficial Owners and Management, page 32

7.
We note your response to comment 17 in our letter dated May 19, 2009. Please disclose the natural person responsible for making voting or investment decisions for all entities listed therein. Furthermore, we note that you have disclosed that Yossi Attia owns 1,000 shares of common stock, but in the footnotes, you state that his ownership also includes the option to purchase 100,000 shares of common stock, which fully vested on April 13, 2007. Therefore, in the table, it should disclose that Mr. Attia owns 101,000 shares of common stock. Please review your disclosure and provide accurate beneficial ownership disclosure in the table for each person as required by Item 403 of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and has revised the 2008 10-K in accordance with the Staff’s comments.

8.	Please refer to the comment above. Please explain to us why you have not included CORCYRA's ownership in your beneficial ownership table.

Response

As a result of the recapitalization of the Company, Corcyra presently owns less than 1% of the issued and outstanding shares of common stock of the Company and, as a result, is not required to be included in the beneficial ownership table.

9.
We note your disclosure regarding your "Super Voting Seriues [sic] B Preferred Stock" on page 3 and your disclosure about your preferred stock on page 11. We direct you to Item 403(a) of Regulation S-K, which requires that you disclose the security ownership of anyone with a more than five percent ownership of any class of voting securities, and Item 403(b), which requires that you disclose the security ownership of your directors and named executive officers for each class of equity securities. Please revise your disclosure accordingly.

United States Securities and Exchange Commission
Division of Corporation Finance
October 1, 2009

Response

Please note that the holder of the Series B Preferred Shares has converted the shares into shares of common stock.

Item 15. Exhibits, page 34

10.
We note your response to comment 21 in our letter dated May 19, 2009. In your response, you state that you did not file the agreement with Ashfield Finance LLC and the License Agreement with Dr. Danny Rittman because they are "immaterial." Our comment asked you to provide us with any analysis supporting your determination that your business is not substantially dependent on those agreements or relationships. Therefore, please provide us with such an analysis for these two agreements.

Response

The Company’s present focus is on the development of the Yasheng Eco-Trade Center and the potential acquisition of assets from the Yasheng Group.  The Company entered the agreements with Ashfield and Rittman for the purpose of identifying Electronic Design Automation.  The business did not develop and the Company did not pursue this business.  Further, the Electronic Design Automation is not a critical component of the Company’s current business and we do not consider it to be a critical assets of the Company nor do we expect that it will generate revenue.  Accordingly, the inclusion of such exhibits are not material to the business of the Company and its inclusion will only serve to confuse shareholders.

11.
We note your response to comment 22 in our letter dated May 19, 2009. Please refer to Instruction 2 to Item 601(b)(10) of Regulation S-K, which states that if a material contract is executed or becomes effective during the reporting period reflected by a Form 10-Q or 10-K, it shall be filed as an exhibit to that report. It appears as though this instruction would apply to your agreements with Messrs. Mustafoglu and Dunckel. Please revise accordingly.

Response

Please note that Mr. Dunkel’s agreement was not memorialized in writing as it was a verbal agreement.  As disclosed in the Form 10K, we specifically state that “Verge entered into a non written year employment agreement with Darren C Dunckel as the President of Verge.”  The agreement with Mr. Mustafoglu has been attached as Exhibit 10.33 to the 2008 10-K in accordance with the Staff’s comments.

12.
We have reviewed your response to comment 23 in our letter dated May 19, 2009. The omission of schedules or attachments to exhibits under Item 601(b)(2) applies only to exhibits that relate to a material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement. All other exhibits must be filed in their entirety. Please revise your exhibit filings accordingly.

Response

We have included copies of the required agreements in full.  Please note that Exhibits 2.1, 2.6, 10.1, 10.2, 10.6, 10.7, 10.14 through 10.18, 10.22 relate to acquisitions, and, as a result, we are not required to re-file such documents.

Exhibits 3.1 through 3.10, 10.33, 10.10, 10.11, 10.12, 10.13, 10.19, 10.20. 10.21, 10.25, 10.27, 10.28, 10.29, 10.30, 21.1, 31 and 32 do not have exhibits and/or schedules, therefore we are not required to refile these exhibits.

Exhibit 4.2, 4.3, 4.4, 10.3, 10.4, 10.5, 10.9, 10.23, 10.24, 10.26, 10.30, 10.31 and 10.32 have been filed with all exhibits and schedules.

United States Securities and Exchange Commission
Division of Corporation Finance
October 1, 2009

We will refile Ex 4.1 when we file the live 10-k/A on edgar.

Financial Statements

13.
We have reviewed your response to comment number 25. Please revise you financial statements and other corresponding areas of your filing to remove the characterization of the transaction as a "reverse merger."

Response

The Company has removed as reference to “reverse merger” relative to DCG transaction from the 10K filing, financial statements and related footnotes.

The Company has revised the 2008 10-K in accordance with the Staff’s comments.

14.
We have reviewed your response to comment number 26. Please provide additional information as to how you have met each of the stipulated requirements of paragraph 30 of SFAS 144 as of December 31, 2008 to qualify for held for sale accounting treatment for the DCG component of your company. Additionally, within your response please address the possible deserting of the property and paragraph 27 of SFAS 144, which stipulates that if management disposes a long lived asset other then by sale then is should continue to be recorded as held for use until the date of disposal.

Response

The Company sold DCG gas rights in real property in the first quarter of 2009.  As of December 31, 2008,    the Company’s management was committed to plan for immediate sale of this asset in “as is condition” to any buyer at fair market value and a “possible deserting” of the property was considered. Accordingly, the presentation as a current asset qualified as “held for sale” is appropriate.

15.
We have reviewed your response to comment number 27. Please provide additional information supporting the classification of the bad debt expense outside of discontinued operations. Based upon your response to comment number 31, it would appear that these funds were advanced subsequent to divestiture. Please provide additional information supporting your analysis that you will not have significant continuing involvement with the ERC and Verge subsequent to disposal, given your advance.

Response

Company‘s management made a loan subsequent to discontinuation of this asset group in January 2008.  Market conditions changed and the result was a loan write-off of this as a business asset unrelated to our previous discontinued relationship. Management has no intention of any further transactions with ERC or Verge.

Consolidated Statements of Stockholders' Equity, page F-5

16.	We have reviewed your response to comment number 29. Please tell us how you have complied with SAB Topic 4C as the application is not restricted to Investment Companies.

United States Securities and Exchange Commission
Division of Corporation Finance
October 1, 2009

Response

The Company acknowledges the Staff’s comment and has revised the 2008 10-K to reflect the reverse split of its common stock on a 100: 1 retroactive basis which reduced outstanding shares to 872,809 shares effective December 31, 2008.

Consolidated Statements of Cash Flows, page F-6

17.
We have reviewed your response to comment number 30. Please revise your consolidated statements of cash flows to include a reconciliation of net income to cash flow from operations as required by paragraphs 28 and 29 of SFAS 95.

Response

The Company acknowledges the Staff’s comment and has revised the 2008 10-K to include a reconciliation of its net losses to cash from operations as required by SFAS #95 in Consolidated Statement of Cash Flow (Revised).

Notes to the Consolidated Financial Statements

4. Investment (and loans) in Affiliates, at equity, page F15

18.
We have reviewed your response to comment number 31. It remains unclear as to how you have complied with footnote 1 of APB 26. Please tell us whether the company, ERC and Verge were considered related entities as of the date of advance and management's basis for that conclusion.

Response

The Company acknowledges the Staff’s comment and has revised the 2008 10-K in accordance with the Staff’s comments.

ERC and Verge are related entities due to a series of transactions during 2006 and 2007.

7.   Convertible Notes Payable and Debt Discount, page F-18

19.
We have reviewed your response to comment number 32. Please provide additional information as to your compliance with SFAS 133 and EITF 00-19. It appears that your notes payable can be convertible at a conversion price equal to 85% of the volume weighted average priced for the ten day immediately preceding conversion with a floor of $2 per share. It would appear that this provision could possibly meet the criteria of a derivative that needs to be bifurcated in compliance with SFAS 133.

Response

In compliance with SFAS # 133 and EITF 00-19, we had recognized the conversion feature and the related derivative security bifurcation Revised Form 2008 10-K. Our effective interest rate was 5.83% and the related credit to stockholders equity were recognized. As of this date, substantial litigation exists with the other party and conversion is unlikely. Footnote #7 in the revised 2008 10-K has been revised accordingly.

20.	Please tell us what additional charges management is referring to that should not be recorded as a result of the legal actions between the company and Trafalgar.

United States Securities and Exchange Commission
Division of Corporation Finance
October 1, 2009

Response

The Company will reflect a charge with respect to the fluctuation of the U.S. Dollar and Euro from the date of funding (9-25-08) to December 31, 2008 and for each period thereafter, if so warranted.

21.
We have reviewed your response to comment 33. Please tell us how you have complied with paragraph 16 of APB 16 in regards to your presentation of the debt discount as an asset as it appears that management's basis is unclear. Additionally, please tell us management's basis for taking impairment on the debt discount in the first quarter of 2009 and the accounting literature relied upon.

Response

In the restated 10-Q 3/31/09, the Company has recorded the convertible debt on a net basis whereby the discount will be offset against the related note payable.

22.
We have reviewed your response to comment 34. Please provide additional information as to your application of the effective yield calculation in determining the amortization of the debt discount. We are not clear as how the use of a risk-free rate adjusted by a risk premium factors into the calculation.

Response

We have revised the disclosure in Footnote #7 of the revised 3/31/09 10-Q to indicate the use of the    effective  yield method and the respective rate applied in our discount amortization.

23.
We have reviewed your response to comment number 35. Please tell us whether the requirement to pay additional funds to compensate for the fluctuation in the Euro to US dollar spot exchange rate should be considered a derivative that would need to be bifurcated under SFAS 133. We are unclear how the legal actions between the company and Trafalgar are relevant to the accounting treatment.

Response

See Comment # 19 and Comment #20

10. Dispositions, page F-2Q

24.
We have reviewed your response to comment number 37. Please provide to us a description of how management determined the fair value of services provided by the consultant and a calculation of any gain or loss upon settlement. Based upon your disclosure within the March 31, 2009 Form 10-Q, we note that you have characterized the impairment as a consulting, director and professional fee within your income statement. Please provide to us management's basis for this classification and the amount of the impairment.

Response

The consultant believed that the value investment in AGL was fair value for the fee owed by Company to him. The Disclosure is corrected in the revised 10-Q for 3/31/09.

25.
We have reviewed your response to comment number 38. Please tell us the nature of the gas rights on real property recorded on your balance sheet as of December 31, 2008. Within your response you state that these represent performing notes of $2.1 million relating to DCG yet the transaction you cite where as the company obtained the notes did not close until February 28, 2009.  Lastly, within your response you did not address how the reserve report affected your impairment analysis regarding this asset.

United States Securities and Exchange Commission
Division of Corporation Finance
October 1, 2009

Response

The reserve report indicated a negative value relative to the Company’s interest in DCG oil and gas project. The February 2009 sale at $2.1 million will be retroactively reflected.

Note 20 - Additional disclosures pursuant to Comment Letter dated May 19. 2009. page F-42

26.
Please integrate the information provide within this footnote into the other footnotes as appropriate. It is inappropriate to refer to a comment letter for the bases of including the information provided.

Response

We have integrated Note # 20 into other footnotes and eliminated the improper caption in the revised 2008 10-K.

March 31.2009 Form 10-Q filed May 20, 2009

Financial Statements

Consolidated Statements of Operations and Comprehensive Income (Loss), page 4

27.
We note that you have presented assets and liabilities from discontinued operations on your balance but there does not appear to be corresponding presentation within your income statement. Please confirm to us that any component that qualified for discontinued operations accounting treatment did not have any operations that should have been classified as such.

Response

The components of discontinued operations reflected in Form 10-Q 3/31/09 do not impact the operations of  the Company for the period.

Condensed Consolidated Statements of Cash Flows, page 6

28.	Please tell us how you presented the January 23, 2009 sale of 50,000 shares of common stock within your statement of cash flows.

Response

The Statement of Cash Flows in Form 10-Q 3/31/09 was fair value presented. Please see 2/21/09 10-Q.

Notes to Unaudited Condensed Consolidated Financial Statements

Organization and Business, page 7

29.
We note that you have issued a significant number of shares to Yasheng and Capital in consideration for exploring business opportunities, which include a legend which allows the Company to cancel said shares if the transaction is not complete. Please tell us your basis for determining that these shares should be considered issued and outstanding given the significant contingency that exists. Additionally, please tell us how you have accounted for this issuance including your basis for recording goodwill upon finalization of the transaction. Please cite accounting literature relied upon.

United States Securities and Exchange Commission
Division of Corporation Finance
October 1, 2009

Response

Regarding the issuance of shares to YASHENG and CAPITOL, please see revised financial statements in the revised 3/31/09 10-Q. See comment #30

Convertible Notes Payable and Debt Discount

AP Holdings Limited TAP), page 14

30.
Please tell us how you plan to account for the change in conversion price of the amounts outstanding to AP. Within your response please tell us the amount of any charge that you anticipate recording and how you calculated the charge.

Response

Company will reflect a loss on change in conversion terms for the amount outstanding to AP Holdings Limited in the revised financial statements to this filing and a charge of approximately $2 million.

Form 8-K filed July 15. 2009

31.
It appears that you have completed your contemplated acquisition with Yasheng Group. Please include all the disclosure required by Item 2.01 of Form 8-K. Please also include any relevant acquisition agreements as exhibits to the Form 8-K.

Response

The Company acknowledges the Staff’s comment; however the contemplated acquisition with Yasheng has not been completed.  In connection with the proposed transaction, while the Company agreed to change its name from “Vortex Resources, Inc.” to “Yasheng Eco-Trade Corporation”, this name change was not a condition precedent to the closing of the contemplated acquisition but rather an independent obligation which the Company agreed to undertake.  Following the issuance of your comment letter, the Company filed a Form 8-K Current Report on September 1, 2009, On August 26, 2009, the Company entered into a Stock Exchange Agreement with Yasheng Group (BVI), a British Virgin Island corporation, pursuant to which Yasheng-BVI agreed to sell the Company 75,000,000 shares  of common stock of Yasheng Group in consideration of 396,668,000 shares  of common stock of the Company.

The Company anticipates that it will close the contemplated acquisition with Yasheng in the near future however there can be no assurance as to when or if this transaction will take place.  The Company will file the disclosure required by Item 2.01 and include any relevant acquisition agreements as exhibits to the Form 8-K that will be filed upon the closing of the contemplated acquisition.

**********************

United States Securities and Exchange Commission
Division of Corporation Finance
October 1, 2009

Please do not hesitate to contact our attorney, Stephen Fleming, at 516-833-5034 if you have any questions or comments.  Thank you.

Very truly yours,

/s/ Yossi Attia

Yossi Attia, CEO

cc:           Law Offices of Stephen M. Fleming PLLC

United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 10-K/A
(AMENDMENT NO. 1)

☒	ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008
OR

☐	TRANSITIONAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________to_________________

Commission File Number 001-12000

YASHENG ECO-TRADE CORPORATION
(Name of  issuer as specified in its charter)

VORTEX RESOURCES CORP.
(Form name of issuer as specified in its charter)
Delaware	13-3696015
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

9107 Wilshire Blvd., Suite 450, Beverly Hills, CA 90210
 (Address of principal executive offices)

Issuer’s telephone number, including area code: (310) 461-3559
Issuer’s facsimile number, including area code: (310) 461-1901

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act:              Common Stock, par value $.001 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15 (d) of the Act. Yes ☐ No ☒

Check whether the issuer is not required to file reports pursuant to Section 13 or 15 (d) of the Exchange Act.  ☐

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers in response to Item 405 of Regulation S-K is not contained herein, and will be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K/A or any amendment to this Form 10-K/A. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of “accelerated filer, large accelerated filer or smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer    ☐   Accelerated filer    ☐   Non-accelerated filer   ☐   Smaller Reporting Company    ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes  ☐ No ☒

The aggregate market value of the registrant’s common stock (the only class of voting  stock) held by non-affiliates of the Company as of June 30, 2008 was $9,056,326, the last business day of the registrant’s most recently completed second fiscal quarter, based on the closing price of the registrant’s common stock on such date of $2.00 as reported by the Over the Counter Bulletin Board.

At August 19, 2009, 113,430,807 shares of common stock were issued and outstanding.

TABLE OF CONTENTS

 EXPLANATORY NOTE

Vortex Resources Corp. (hereinafter referred to as “us,” “we,” or the “Company”) is filing this Amendment No. 1 on Form 10-K/A (the “First Amendment”) to its Annual Report for the fiscal year ended December 31, 2008, which was filed with the Securities and Exchange Commission (“Commission”) on April 15, 2009 (the “Original Report”) in response to certain comments raised by the staff of the Commission.

This First Amendment reflects material subsequent events which occurred after the filing of the Original Report. You should read this First Amendment together with our other reports that update and supersede the information contained in this First Amendment.

2

ITEM 1.	DESCRIPTION OF BUSINESS

History of Business

Yasheng Eco-Trade Corporation (formerly known as (“f/k/a”) Vortex Resources Corp,, Euroweb International Corp. and Emvelco Corp.) (“we”, “us”, “Vortex” or the “Company”), is a Delaware corporation and was organized on November 9, 1992. We were a development stage company through December 1993.”. On January 8, 2007, the Company changed its name from “Euroweb International Corp.” to “Emvelco Corp.”.  On August 19, 2008, the Company changed its name from “Emvelco Corp.” to “Vortex Resources Corp”.

The Company’s holdings in its subsidiaries at December 31, 2008 was as follows:

100% of DCG – discontinued operations
50% of Vortex Ocean One, LLC
Approximately 7% of Micrologic, (held by EA Emerging Ventures Corp, a 100% owned subsidiary of the Company)

The above subsidiaries are presently dormant and the Company is presently conducting its business, the development of the logistics center, through Yasheng Eco-Trade Corporation.

Going Concern

The accompanying consolidated financial statements included in this Annual Report on Form 10-K/A include an opinion from Robinson, Hill & Co., the Company’s independent auditors, that there is substantial doubt as to our ability to continue as a going concern. As discussed in Note 13 to the financial statements, the financing of the Company’s projects is dependent on the future effect of the so called sub-prime mortgage crisis on financial institutions.  This sub-prime crisis may affect the availability and terms of financing of the completion of the projects as well as the availability and terms of financing may affect the Company’s ability to obtain relevant financing, if required.    The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

General Business Strategy

Our business plan since 1993 has been identifying, developing and operating companies within emerging industries for the purpose of consolidation and sale if favorable market conditions exist. Although the Company primarily focuses on the operation and development of its core businesses, the Company pursues consolidations and sale opportunities in a variety of different industries, as such opportunities may present themselves, in order to develop its core businesses as well as outside of its core business.  The Company may invest in other unidentified industries that the Company deems profitable. If the opportunity presents itself, the Company will consider implementing its consolidation strategy with its subsidiaries and any other business that it enters into a transaction.  In January 2009, the Company commenced the development of a logistics center.

Yasheng Group Logistics Center

On January 20, 2009, the Company entered into a non-binding Term Sheet (the “Term Sheet”) with Yasheng Group, Inc., a California corporation (“Yasheng”).  Yasheng is an agriculture conglomerate which has subsidiaries located in the Peoples Republic of China who are engaged in the production and distribution of agricultural, chemical and biotechnological products to the United States, Canada, Australia, Pakistan and various European Union countries as well as in China.  Pursuant to the Term Sheet, Yasheng agreed to transfer 100% ownership of 80 acres of property located in Victorville, California for use as a logistics center and eco-trade cooperation zone (the “Project”).  Vortex has also agreed that it will change its name from “Vortex Resources Corp.” to “Yasheng EcoTrade Corporation”.  As consideration for contributing the property, the Company agreed to issue Yasheng 130,000,000 shares of the Company’s common stock and Capital Properties (“Capitol”), an advisor on the transaction, 100,000,000 shares of the Company’s common stock.  On March 5, 2009, the Company and Yasheng implemented an amendment to the Term Sheet pursuant to which the parties agreed to explore further business opportunities including the potential lease of an existing logistics center, and/or alliance with other major groups complimenting and/or synergetic to the development of a logistics center.  Further, in accordance with the amendment, the Company has agreed to issue 50,000,000 shares to Yasheng and 38,461,538 shares to Capitol in consideration for exploring the business opportunities and their efforts associated with the development of the logistics center.  The issuance of the shares of common stock to Yasheng and Capital Properties resulted in substantial dilution to the interests of other stockholders of the Company. but did not represent a change of control in the Company in light of the number of shares of common stock and Super Voting Series B Preferred Stock that was outstanding on the date of issuanceThe Company and Yasheng have also evaluated several properties throughout California with the goal of leasing the property to be used for the logistics center.  Management believes that leasing the property with an option to buy will have significant cost savings in comparison to acquiring such property.    In June 2009, the Company has narrowed in search down to a few potential properties.and has subsequently identified a specific site in the San Bernardino, California vicinity that it intends to move forward on.

3

On August 26, 2009, the Company entered into an agreement with Yasheng pursuant to which the Company agreed to acquire 49% of the outstanding securities (the “Yasheng Logistic Securities”) of Yasheng (the United States) Logistic Service Company Incorporated (“Yasheng Logistic”), a California corporation and a wholly owned subsidiary of Yasheng.  In consideration of the Yasheng Logistic Securities, the Company will issue Yasheng 100,000,000 restricted shares of common stock of the Company.  Further, Yasheng has agreed to cancel the 50,000,000 shares of the Company that were previously issued to Yasheng.  The sole asset of Yasheng Logistic is the certificate of approval for Chinese enterprises investing in foreign countries granted by the Ministry of Commerce of the People’s Republic of China.

Our mission will be to develop an Asian Pacific Cooperation Zone in Southern California to enhance and enable increased trade between the United States and China. Our facility will provide a “Gateway to China” through a centralized location for the marketing, sales, customer service, product completion for “Made in the USA” products and distribution of goods imported from China. It will also promote Joint Ventures and exporting opportunities for US companies.

The importing or sourcing materials from China has been the solution for creating significant margins for goods sold in the United States.  While many large multi-national companies have been able to navigate and capitalize on the opportunities the Chinese industrial complex has created, most US companies simply do not have the resources to manage the complexities of working with companies in China.  Some of the complexities for US companies importing from China include selecting the right manufacturer or vendor for your company, addressing transportation, tax and customs issues and quality control and delivery issues..

Due to the complexities and uncertainties US companies have found trying to import goods and services from China, our goal is to establish a centralized US based trade center. The goal is to create a “Gateway to China” with warehouse and office space. The warehouse will be centrally located in Southern California with easy access to the ports of Long Beach and Los Angeles, and railways. The warehouse will have the ability to handle both 20 and 40 foot containers including wet, dry and cold storage. The office space will be designed to provide US headquarters for the Chinese companies involved. One of the keys to success for the Asian Pacific Cooperation Zone is the ability to leverage a common infrastructure of technology, administration and transportation to sell goods and services in the United States. We anticipate the Cooperative zone will be utilized for distribution, sales, marketing, warehousing, administration, customer service, showroom display, pick and pack services as well as other value added services that prepares products for delivery to customers.

The goal is for the Asian Pacific Cooperation Zone to initially house 50 companies. We expect to initially to retain these companies through our relationship with Yasheng Group which will include their subsidiaries as well as other companies from the Gansu region of Northwest China.

The business model is to facilitate the importing and exporting of goods and services. The primary regions for import/export are Gansu China and the western United States. Imports and Exports will be promoted and managed through the Asian Pacific Cooperation Zone. Revenue will be generated through a number of offerings including the lease of office space, storage space, distribution services, and administration services along with other value added services.

We have recently placed bids for lease/purchase option on three potential locations for the logistics center.  After we have selected the site for our facility, the first phase will be preconstruction including design and obtaining required permits.  The second phase will be construction and the third phase will be commencing operations focused on facilitating the sale of Chinese goods in the US and identifying opportunities for the completion of products within the US and also for export opportunities to China.

Our successful development of the logistics center includes many risks including raising adequate funds to pay for the lease of the facility and development of the facility of which there is no guarantee that such funds will be available, the general state of the economy in both the United States and China and concerns over whether the recession will continue or even possibly deepen.  Further, if we fail to enter into a definitive agreement with  Yasheng Group, we will lose a significant source of our potential clients for the logistics center.  As such, we would be required to develop additional sources of clients and develop a significant sales force to achieve such result.

Yasheng Group Option

Pursuant to the Term Sheet, the Company granted Yasheng an irrevocable option to merge all or part of its assets into the Company (the “Yasheng Option”). If Yasheng exercises the Yasheng Option, as consideration for the transaction to be completed between the parties, Vortex will issue Yasheng such number of shares of the Company’s common stock calculated by dividing the value of the assets which will be included in the transaction with the Company by the volume weighted average price of the Company’s common stock as quoted on a national securities exchange or the Over-the-Counter Bulletin Board for the ten days preceding the closing date of such transaction. The value of the assets contributed by Yasheng will be based upon the asset value set forth in Yasheng’s audited financial statements provided to the Company prior to the closing of any such transaction..  Furthermore, if a substantial portion of Yasheng is merged into the Company upon the exercise of the Yasheng Option, the Company agreed to change its name to “The Yasheng Group, Inc.”

4

On August 26, 2009, the Company entered into a Stock Exchange Agreement (the “Exchange Agreement”) with Yasheng Group (BVI), a British Virgin Island corporation (“Yasheng-BVI”), pursuant to which Yasheng-BVI agreed to sell the Company 75,000,000 shares (the “Group Shares”) of common stock of Yasheng Group in consideration of 396,668,000 shares (the “Company Shares”) of common stock of the Company (the “Exchange”).  The parties agreed to close the Exchange as soon as possible, but a closing date has not been set.

As the Company does not presently have the authorized amount of shares of common stock to provide for the issuance of the Company Shares, the parties agreed that the Company will issue the amount of shares of common stock presently available at the closing and will issue the balance of such Company Shares upon increasing the authorized shares of common stock.  The Company has agreed that the Company Shares held by Yasheng-BVI are non-dilutive  in that Yasheng-BVI shall never own less than 55% of the issued and outstanding shares of the Company.  Yasheng-BVI may appoint a number of directors to the Board of Directors to provide voting control of the Board of Directors to Yasheng -BVI.  The Company has also agreed that the 38,461,538 shares held by Capital Properties will be held for the benefit of Yasheng-BVI, which Capitol Properties has agreed to.  Further, both parties have agreed to restructure the Exchange Agreement for tax or other purposes as needed and the Company has agreed to enter into the required financing arrangements that are acceptable to Yasheng-BVI prior to Closing.

In the event that any of the conditions to the Exchange Agreement are not satisfied or waived, the Exchange Agreement may not be consummated.  Neither the Company nor Yasheng-BVI can provide any assurances that the Exchange Agreement will ultimately be consummated.

Under the Exchange Agreement, the Exchange Agreement may be terminated by written consent of both parties, by either party if the other party has breached the Exchange Agreement or if the closing conditions are not satisfied or by either party if the exchange is not closed by September 30, 2009.  The Company is presently working to extend the termination date.

The issuance of the shares of common stock to Yasheng or Yasheng-BVI will potentially result in substantial dilution to the interests of other stockholders of the Company and could result in a change of control of the Company on the date of issuance.  The transactions described above are subject to the drafting and negotiation of a final definitive agreement, performing due diligence as well as board approval from both parties. As such, there is no guarantee that the Company will be able to successfully close the above transaction.

Real Estate Development and Financial Services Industries

Until December 31, 2007, the Company’s primary focus was on the business of real estate development and financial services industries through its wholly-owned subsidiary, Emvelco RE Corp, a Delaware corporation. (“ERC”) and ERC’s subsidiaries in the United States and Europe.  The Company has resolved to discontinue its real estate operations.

The Company formed and organized 610 N Crescent Heights LLC and 13059 Dickens LLC, for the purpose of developing two separate single family homes for future sales.. The Company owned 100% of subsidiary 610 N. Crescent Heights, LLC, which is located in Los Angeles, CA.  On April 2008, the Company obtained Certificate of Occupancy from the City of Los Angles, and listed the property for sale at selling price of $2,000,000. At September 30, 2008, the Company sold the property for the gross sale price of $1,990,000.

We formed and organized 13059 Dickens LLC, a California limited liability company (the “Dickens LLC”) on November 20, 2007 to purchase and develop that certain property located at 13059 Dickens Street, Studio City, California 91604 (the “Dickens Property”). On December 5, 2007, the Dickens LLC entered into an All Inclusive Deed of Trust, All Inclusive Promissory Note in the principal amount of $1,065,652.39, Escrow Instructions and Grant Deed in connection with the purchase of the Dickens Property. Pursuant to the All Inclusive Deed of Trust and All Inclusive Promissory Note, the Dickens LLC purchased the Dickens Property for the total consideration of $1,065,652.39 from  an unrelated third party (“Seller”) and fifty percent (50%) owner of the Dickens LLC. The Company and Seller formed the Dickens LLC to own and operate the Dickens Property and to develop a single family residence at the location.   As a result of the change in the Company’s business focus, the Company entered advanced negotiations with regards to selling its interest to the other party at no cost to the Company, by conveying back title of said property, and releasing the Company from any associated liability. As of September 30, 2008, the project was sold back to the third party, by reversing the transaction, at no cost to the Company.

Mineral Resources Industry

In 2008, the Company’s primary focus shifted from real estate development and financial services industries to the mineral resources industry, specifically within the gas and oil sub-industry. On May 1, 2008, the Company entered into an Agreement and Plan of Exchange (the “DCG Agreement”) with Davy Crockett Gas Company, LLC (“DCG”) and its members (“DCG Members”). Pursuant to the DCG Agreement, the Company acquired and the DCG Members sold, 100% of the outstanding membership in DCG in exchange for 50,000,000 shares of preferred stock of the Company. The sales price was $50 million, as calculated by the 50 million shares at an agreed price of $1.00.

5

On June 30, 2008, the Company formed Vortex Ocean One LLC (“Vortex One”) with Tiran Ibgui, an individual ("Ibgui"). In addition, we assigned the four leases in Crockett County, Texas to Vortex One.  As a condition precedent to Ibgui contributing the required funding, Vortex One pledged all of its assets to Ibgui including the leases.   On October 29, 2008, the Company entered into a settlement arrangement with Mr. Ibgui, whereby the Company agreed to transfer the 525,000 common shares previously owned by Vortex One to Mr. Ibgui.

Due to current issues in the development of the oil and gas project in Crockett County, Texas, the board obtained a current reserve report for the Company’s interest in DCG and Vortex One, which report indicated that the DCG properties as being negative in value. As a result of such report, the world and US recessions and the depressed oil and gas prices, the board of directors elected to dispose of the DCG property and/or desert the project in its entirety.

Further, in February 28, 2009, Ibgui, as the secured lender to Vortex One, directed Vortex One to assign the term assignments with 80% of the proceeds being delivered to Ibgui, as secured lender, and 20% of the proceeds being delivered to the Company – as per the original agreement.  The transaction closed on February 28, 2009 in consideration of a cash payment in the amount of $225,000, a 12 month promissory note in the amount of $600,000 and a 60 month promissory note in the amount of $1,500,000. Mr. Ibgui paid $25,000 fee, and from the net consideration of $200,000 Mr. Ibgui paid the Company its 20% portion of $40,000 on March 3, 2009. No relationship exists between Ibgui, the assignee of the leases and the Company  and/or its affiliates, directors, officers or any associate of an officer or director.

On January 13, 2009, the Company entered into a Non Binding Term Sheet (the “Grand Term Sheet”) to enter into a definitive asset purchase agreement with Grand Pacaraima Gold Corp. (“Grand”), which owns 80% of the issued and outstanding securities of International Treasure Finders Incorporated to acquire certain oil and gas rights on approximately 481 acres located in Woodward County, Oklahoma (the “Woodward County Rights”).  In consideration for the Woodward County Rights, the Company will pay Grand an amount equal to 50% of the current reserves.  The consideration shall be paid half in shares of common stock of the Company and half in the form of a note.  The number of shares to be delivered by the Company will be calculated based upon the volume weighted average price (“VWAP”) for the ten days preceding the closing date.  The note will mature on December 31, 2009 and carry interest of 9% per annum payable monthly.  In addition, the note will be convertible into shares of common stock of the Company at a 10% discount to the VWAP for the ten days preceding conversion.  At the Company election, the Company may enter into this transaction utilizing a subsidiary to be traded on the Swiss Stock Exchange.  The above transaction is subject to the receipt of a reserve report, drafting and negotiation of a final definitive agreement, performing due diligence as well as board approval of the Company. As such, there is no guarantee that the Company will be able to successfully close the above transaction. Dr. Gregory Rubin, a director of the Company, is an affiliate of ITFI and, as a result, has recused himself from any discussions regarding this matter.  Due to the drastic decline in gas and oil prices, the Company has shelved this transaction and may in the future again attempt to commence discussions with Grand in the future.

Micrologic, Inc.

On October 11, 2006, the Company, through EA Emerging Ventures Inc. (“EVC”) entered into a Term Sheet (the “Micro Term Sheet”) with Dr. Danny Rittman in connection with the formation and initial funding of Micrologic, Inc. (“Micrologic”), a Nevada corporation, for the design and production of EDA applications and Integrated Circuit (“IC”) design processes; specifically, the development and production of the NanoToolBox TM  tools suite which shortens the time to market factor. NanoToolBox TM is a smart platform that is designed to accelerate IC’s design time and shrink time to market factor.   Pursuant to the Micro Term Sheet, the Company was obligated to fund Micrologic $1 million and only funded $400,000 to date.

On November 15, 2007, the parties entered into a Settlement and Release Agreement and Amendment No. 1 (the “Micro Amendment”) to that certain Micro Term Sheet.  Pursuant to the Micro Amendment, the Company was required to fund an additional $50,000 for a total investment of $450,000 and received 100,000 shares of Micrologic (vested via EVC) representing about ten percent (10%) equity ownership in Micrologic, prior to further dilution. The Micro Amendment also contains a settlement and release clause releasing the parties from any further obligations to each other.  Micrologic subsequently issued additional securities diluting our interest to approximately 7% of the issued and outstanding of Micrologic, Inc.

Employees

As of September 24, 2009, the Company employed a total of four full-time employees, all of whom are in executive and administrative functions.  We believe that our employee relations are good.

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ITEM 1A.	Risk Factors

As a smaller reporting company, as defined in Rule 12b-2 of the Exchange Act, we are not required to provide the information required by this Item.

Item 1B.	UNRESOLOVED STAFF COMMENTS.

As a smaller reporting company, as defined in Rule 12b-2 of the Exchange Act, we are not required to provide the information required by this Item.

ITEM 2.	DESCRIPTION OF PROPERTIES

On September  2008 the Company’s principal executive offices were relocated from 10990 Wilshire Blvd, Suite 1220, Los Angeles, CA  to 9107 Wilshire Blvd., Suite 450, Beverly Hills, CA 90210.  This office space is operating as executive suites space and services which we rent for $219 per month as base rent, plus charges of actual spaces uses. Future minimum payments for the years ending December 31, 2009 and 2010 are $2,628 and $2,628, respectively.  Our lease runs on a month-to-month basis and we are required to provide 10 days notice if we decide to vacate the premises.

On June 2006, we entered into a lease for approximately 1,500 square feet of office space located at 1061 ½ North Spaulding Ave., West Hollywood, CA 90046 which we rent for $2,500 per month.  Future minimum payments for the years ending December 31, 2009 and 2010 are $30,000 and $30,000, respectively. Our lease terminates June 2011 and we have not as yet determined whether we will renew the lease for the existing space or seek new space.  The Company is utilizing this space for operational and accounting services for its wholly owned subsidiary.

ITEM 3.	LEGAL PROCEEDINGS

From time to time, we are a party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. We are not involved currently in legal proceedings other than detailed below that could reasonably be expected to have a material adverse effect on our business, prospects, financial condition or results of operations. We may become involved in material legal proceedings in the future .

2007 Litigation

On February 14, 2007, the Company filed a complaint in the Superior Court of California, County of Los Angeles against Salon Hecht, a foreign attorney alleging fraud and seeking the return of funds held in escrow, and sought damages in the amount of approximately 250,000 Euros (approximately $316,000 as of the date of actual transferring the funds), plus interest, costs and fees. On April  2007, Mr. Hecht returned $92,694 (70,000 Euros on the date of transfer) to the Company which netted $72,694.  On June 2007, the Company filed a claim seeking a   default judgment against Yalon Hecht. On October 25, 2007, the Company obtained a default judgment against Yalon Hecht for the sum of $249,340.65. As of September 24, 2009, the Company has not commenced procedures to collect on the default judgment.

Verge Bankruptcy

On January 23, 2009, Verge Living Corporation (the “Debtor”), a former wholly owned subsidiary of Atia Group Limited (“AGL), a former subsidiary of the Company, filed a voluntary petition (the “Chapter 11 Petitions”) for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of California (the “Bankruptcy Court”).  The Chapter 11 Petitions are being administered under the caption  In re: verge Living Corporation, et al., Chapter 11 Case No. ND 09-10177___ (the “Chapter 11 Proceedings”).  The Bankruptcy Court assumed jurisdiction over the assets of the Debtors as of the date of the filing of the Chapter 11 Petitions.  The Debtors will continue to operate their businesses and manage their properties as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. On April 28, 2009, Chapter 11 Proceedings changed venue to the United States Bankruptcy Court for the District of Nevada, Chapter 11 Case No BK-S-09-16295-BAM. As Debtor as well as its parent AGL were subsidiaries of the Company at time when material agreements where executed between the parties, the Company may become part of the proceeding.

7

Rusk Litigation

In August 2008, Dennis E. Rusk Architect LLC and Dennis E. Rusk, (“Rusk”) were terminated by a former affiliate of the Company. Rusk filed a lawsuit against the Debtor, the Company and multiple other parties in Clark County, Nevada, Case No. A-564309, whereby Rusk monetary damages for breach of contract. The Company has taken the position that the Company will have no liability in this matter as it never entered an agreement with Rusk. The court handling the Verge bankruptcy entered an automatic stay for this matter.

Trafalgar Capital Litigation

On April 14, 2009, the Company filed a complaint in Superior Court of California, County of Los Angeles, Case No. BC 411768_against Trafalgar Capital Specialized Investment Fund, Luxembourg and its affiliates (which was served on June 5, 2009 via registered mail), alleging breach of contract and fraud and alleged damages in the amount of $30,000,000.  While the Company believes its has meritorious claims, it is not possible at this time to reasonably assess the outcome of the case or its impact on the Company.

ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On December 3, 2008 the Company filled a Preliminary Information Statement on Schedule 14C with the SEC pursuant to which the Company informed its shareholders that pursuant to a written consent, dated November 24, 2008, a majority of the shares holders of the Company approved a 1 for 100 reverse split of the Company’s Common Stock.  A Definite Information Statement on Schedule 14C was filed with the SEC on January 9, 2009.  The reverse split was effectuated on February 24, 2009 and the Company’s symbol on the Over-the-Counter Bulletin Board was changed from VTEX into VXRC.

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PART II

ITEM 5.	MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

On April 19, 2007, the Company received a NASDAQ Staff Determination (the “Determination”) indicating that the Company has failed to comply with the requirement for continued listing set forth in Marketplace Rule 4310(c)(14) requiring the Company to file its Form 10-K/A for the year ended December 31, 2006 with the Securities and Exchange Commission and that its securities are, therefore, subject to delisting from the NASDAQ Capital Market. The Company requested and received a hearing before a NASDAQ Listing Qualifications Panel (the “Panel”) to review the Determination. Upon the hearing on May 31, 2007, the Panel granted the Company’s request for continued listing.

On November 1, 2007, the Company received a NASDAQ Staff Determination (the “Determination”) indicating that the Company has failed to comply with the requirement for continued listing set forth in Marketplace Rule 4310(c)(4) requiring the Company to maintain a minimum bid price of $0.80 and that its securities are, therefore, subject to delisting from the NASDAQ Capital Market if it does not regain compliance by April 29, 2008. If the bid price of the Company’s common stock closes at $1.00 per share or more for a minimum of 10 consecutive business days any time prior to April 29, 2008, then the NASDAQ Staff will provide written notification that it complies with the Rule.  On February 11, 2008, the Company received a decision letter from NASDAQ informing the Company that it has regained compliance with Marketplace Rule 5310(c)(4). The Staff letter noted that the closing bid price of the Company’s common stock has been at $1.00 per share or greater for at least 10 consecutive business days. On February 11, 2008, the Company received a decision letter from The NASDAQ Stock Market LLC (“NASDAQ”) informing the Company that it has regained compliance with Marketplace Rule 5310(c)(4). The Staff letter noted that the closing bid price of the Company’s common stock has been at $1.00 per share or greater for at least 10 consecutive business days.

During 2008 The Company elected to move from The NASDAQ Stock Market to the OTCBB to reduce, and more effectively manage, its regulatory and administrative costs, and to enable Company’s management to better focus on its business of developing the resources industry – commencing natural gas drilling rights recently acquired in connection with the acquisition of DCG – The Company is traded on the OTCBB under the symbol VXRC (on February 24, 2009 the Company symbol was changed from VTEX into VXRC). Before that, the Company’s common stock was traded on the NASDAQ Capital Market (“NASDAQ”) under the symbol “EMVL”.

The following table sets forth the high and low bid prices for the Company’s common stock during the periods indicated as reported by NASDAQ or OTCBB.

	High ($)	Low ($)
Quarter Ended:

2007
March 31, 2007	$1.93	$1.30
June 30, 2007	1.60	1.17
September 30, 2007	1.56	0.92
December 31, 2007	1.10	0.40

2008
March 31, 2008	$0.85	$0.85
June 30, 2008	2.00	0.80
September 30, 2008	1.10	1.09
December 31, 2008	0.02	0.02

On February 24, 2009, the Company effected a reverse split of its issued and outstanding shares of common stock on a 100 for 1 basis.    As a result of the reverse split, the issued and outstanding shares of common stock were reduced on a basis of one share for every 100 shares outstanding. The shareholders holding a majority of the issued and outstanding shares of common stock and the board of directors approved the reverse split on November 24, 2008.  As part of the reverse that became effective on February 24, 2009 the Company is now quoted on the Over-the-Counter Bulletin Board under the symbol VXRC.OB.  During 2009, the Company was quoted on the Frankfurt exchange, under the symbol HTE2. The Company did not initiate this quotation nor has it filed any reports with the Frankfurt Exchange.

9

On April 14, 2009 the closing bid price on the OTCBB for the Company’s common stock was $0.625.

Holders of Common Stock

As of August 19, 2009, the Company had 113,430,807 shares of common stock outstanding and 131 shareholders of record. The Company was advised by its transfer agent, the American Stock Transfer & Trust Company, that according to a search made, the Company has approximately 3,351 beneficial owners who hold their shares in street names.

Dividends

It has been the policy of the Company to retain earnings, if any, to finance the development and growth of its business.

Equity Compensation Plan Information

The following table summarizes the equity compensation plans under which our securities may be issued as of December 31, 2008.

Plan Category	Number of securities to be issued upon exercise of outstanding options and warrants	Weighted-average exercise price of outstanding options and warrants	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	12,500	377	46,460
Equity compensation plan not approved by security holders	0	0	0
TOTAL	12,500	377	46,460

Sale of Securities that were not registered Under the Securities Act of 1933

Common Stock

On February 14, 2008, the Company raised Three Hundred Thousand Dollars ($300,000) from private offerings pursuant to two (2) Private Placement Memorandums dated as of February 1, 2008 (“PPMs”). One PPM was in the amount of One Hundred Thousand Dollars ($100,000) and the other was in the amount of Two Hundred Thousand Dollars ($200,000). The offering is for Company common stock which shall be “restricted securities” and were sold at $1.00 per share. The money raised from the Private Placement of the Company shares will be used for working capital and business operations of the Company. The PPMs were done pursuant to Rule 506. A Form D has been filed with the Securities and Exchange Commission in compliance with Rule 506 for each Private Placement.

On March 30, 2008, the Company raised $200,000 from a private offering pursuant to a Private Placement Memorandum (“PPM”). The private placement was for Company common stock which shall be “restricted securities” and were sold at $1.00 per share. The offering included 200,000 warrants to be exercised at $1.50 for two years (for 200,000 shares of Company common stock), and additional 200,000 warrants to be exercised at $2.00 for four years (for 200,000 shares of Company common stock). Said Warrants may be exercised to common shares of the Company only if the Company issues subsequent to the date of the PPM, 25,000,000 (twenty five million) or more shares of its common stock. The money raised from the private placement of the Company’s shares was used for working capital and business operations of the Company. The PPM was done pursuant to Rule 506. A Form D has been filed with the Securities and Exchange Commission in compliance with Rule 506 for each Private Placement. The investor is D’vora Greenwood (Attia), the sister of Mr. Yossi Attia. Mr. Attia did not participate in the board meeting which approved this PPM.

On May 6, 2008 the Company issued 500,000 shares of its common stock, $0.001 par value per share, to Stephen Martin Durante in accordance with the instructions provided by the Company pursuant to the 2004 Employee Stock Incentive Plan registered on Form S-8 Registration.

On June 6, 2008, the Company raised $300,000 from the private offering pursuant to a Private Placement Memorandum (“PPM”). The private placement was for Company common stock which shall be “restricted securities” and were sold at $1.00 per share. The money raised from the private placement of the Company’s shares was used for working capital and business operations of the Company. The PPM was done pursuant to Rule 506. A Form D has been filed with the Securities and Exchange Commission in compliance with Rule 506 for each Private Placement. Based on information presented to the Company, and in lieu of the Company position which was sent to the investor on September 24, 2008 the investor is in default for not complying with his commitment to invest an additional $225,000 and the Company vested said 300,000 shares under a trustee.

10

On June 11, 2008, the Company entered into a Services Agreement with Mehmet Haluk Undes (the “Undes Services Agreement” or “Undes”) pursuant to which the Company engaged Mr. Undes for purposes of assisting the Company in identifying, evaluating and structuring mergers, consolidations, acquisitions, joint ventures and strategic alliances in Southeast Europe, Middle East and the Turkic Republics of Central Asia. Pursuant to the Undes Services Agreement, Mr. Undes has agreed to provide the Company services related to the identification, evaluation, structuring, negotiating and closing of business acquisitions, identification of strategic partners as well as the provision of legal services.

The term of the agreement is for five years and the Company has agreed to issue Mr. Undes 525,000 shares of common stock that was issued on August 15, 2008.

On June 30, 2008 and concurrent with the formation and organization of Vortex One, whereby the Company contributed 525,000 shares of common stock (the “Vortex One Shares”), a common stock purchase warrant purchasing 200,000 shares of common stock at an exercise price of $1.50 per share (the “Vortex One Warrant”) and the initial well that the Company intends to drill. However, the Vortex One warrants may only be converted to shares of common stock if the Company issues 25,000,000 or more of its common stock so that there is at least 30,000,000 authorized shares at the time of any conversion term.  As of September 30, 2008 there are 86,626,919 common shares issued and 82,126,919 shares outstanding. Mr. Ibgui contributed $525,000. The Vortex One warrants were immediately transferred to Ibgui. Eighty percent (80%) of all available cash flow shall be initially contributed to Ibgui until the full $525,000 has been repaid and the Company shall receive the balance. Following the payment of $525,000 to Ibgui, the cash flow shall be split equally.

In July 2008, the Company issued 16,032 shares of its common stock, $0.001 par value per share, to Robin Ann Gorelick, the Company Secretary, in accordance with the instructions provided by the Company pursuant to the 2004 Employee Stock Incentive Plan registered on Form S-8 Registration.

On July 28, 2008, the Company held a special meeting of the shareholders for four initiatives, consisting of approval of a new board of directors, approval of the conversion of preferred shares to common shares, an increase in the authorized shares and a stock incentive plan. All initiatives were approved by the majority of shareholders.  The 2008 Employee Stock Incentive Plan (the “2008 Incentive Plan”) authorized the board to issue up to 5,000,000 shares of Common Stock under the plan.

On August 23, 2008, the Company issued 100,000 shares of its common stock 0.001 par value per share, to Robert M. Yaspan, the Company lawyer, in accordance with the instructions provided by the Company pursuant to the 2008 Employee Stock Incentive Plan registered on Form S-8 Registration

On August 8, 2008, assigned holders of the Undes Note gave notices to the Company of their intention to convert their original note dated June 5, 2007 into 25 million common shares of the Company. The portion of the accrued interest from inception of the note in the amount of $171,565 was not converted into shares.  The Company accepted these notices and issued the said shares.

On August 1, 2008, all holders of the Company’s preferred stock notified the Company about converting said 100,000 preferred stock into 50 million common shares of the Company. The conversion of preferred shares to common shares marks the completion of the acquisition of Davy Crockett Gas Company, LLC. The Company accepted such notice and instructed the Company’s transfer agent on August 15, 2008 to issue said 50 million common shares to the former members of DCG, as reported and detailed on the Company’s 14A filings.

Based upon a swap agreement dated August 19, 2008, which was executed between C. Properties Ltd. (“C. Properties”) and KSD Pacific, LLC (“KSD”), which is controlled by Mr. Yossi Attia Family Trust, where KSD will sell to C. Properties, and C. Properties will purchase from KSD, all its holdings of the Company which amount to 1,505,644 shares of common stock of the Company for a purchase price of 734,060,505 shares of common stock of AGL.

In connection of selling a convertible note to Trafalgar (see further disclosures in this report ), the Company issued on September 25, 2008 the amount of 54,706 common shares at $0.001 par value per share to Trafalgar as a fee. As part of collateral to said note, the Company issued to Trafalgar 4,500,000 common stock 0.001 par values per shares, as security for the Note.

On November 4, 2008, the Company issued 254,000 shares of its common stock 0.001 par value per share, to one consultant (200,000 shares) and two employees (54,000 shares), in accordance with the instructions provided by the Company pursuant to the 2008 Employee Stock Incentive Plan registered on Form S-8 Registration.

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On December 5, 2008 the Company cancelled 15,000,000 of its common shares held by certain shareholder, per comprehensive agreement detailed in this report under Preferred Stock section. Said 15,000,000 shares were surrounded to the Company for cancellation.

On July 21, 2005, the Company entered into a registration rights agreement, whereby it agreed to file a registration statement registering the 441,566 shares of Company common stock issued in connection with the Navigator acquisition within 75 days of the closing of the transaction. As of June 30, 2008 (effective March 31, 2008), the Company was in default of the Registration Rights Agreement and therefore made a provision for compensation for $150,000 to represent agreed final compensation (the “Penalty”).  The holder of the Penalty subsequently assigned the Penalty to three unaffiliated parties (the “Penalty Holders”). On December 26, 2008, the Company closed agreements with the Penalty Holders pursuant to which the Penalty Holders agreed to cancel any rights to the Penalty in consideration of the issuance 6,666,667 shares of common stock to each of the Penalty Holders. The shares of common stock were issued in connection with this transaction in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and Rule 506 promulgated there under. Each of the Penalty Holders is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

On January 23, 2009, the Company completed the sale of 5,000,000 shares of the Company’s common stock to one accredited investor for net proceeds of $75,000 (or $0.015 per common share). The shares of common stock were issued in connection with this transaction in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and Rule 506 promulgated there under. The investor is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

On March 2009, the Company and Yasheng entered into an amendment of the Term Sheet (the “Amendment”), pursuant to which the parties agreed to explore various areas including an alliance with third parties, a joint venture with various Russian agencies floating nuclear power plants and the lease of an existing logistics center in Inland Empire, California; in accordance with the Amendment, the Company, as an advance issuance, has agreed to issue 50,000,000 shares to Yasheng and 38,461,538 shares to Capitol in consideration for exploring the above matters; The shares of common stock were issued based on the Board consent on March 9, 2009, in connection with this transaction in a private transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and/or Rule 506 promulgated thereunder. Yasheng and Capitol are accredited investors as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

As reported by the Company on its Form 10-Q filed on November 14, 2008, Star Equity Investments, LLC (“Star”) entered, on September 1, 2008, into that certain Irrevocable Assignment of Promissory Note, which resulted in Star being a creditor of the Company with a loan payable by the Company in the amount of $1,000,000 (the “Debt”). No relationship exists between Star and the Company and/or its affiliates, directors, officers or any associate of an officer or director. On March 11, 2009, the Company entered and closed an agreement with Star pursuant to which Star agreed to convert all principal and interest associated with the Debt into 8,500,000 shares of common stock and released the Company from any further claims. The shares of common stock were issued in connection with this transaction in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and/or Rule 506 promulgated thereunder. Each of the parties are accredited investors as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

Preferred Stock:

Series A  - As disclosed in Form 8-Ks filed on May 7, 2008 and May 9, 2008, on May 1, 2008, the Company entered into an Agreement and Plan of Exchange (the “DCG Agreement”) with Davy Crockett Gas Company, LLC (“DCG”) and the members of Davy Crockett Gas Company, LLC (“DCG Members”). Pursuant to the DCG Agreement, the Company acquired and, the DCG Members sold, 100% of the outstanding securities in DCG. DCG is a limited liability company organized under the laws of the State of Nevada and headquartered in Bel Air; California is a newly formed designated LLC which holds certain development rights for gas drilling in Crockett County, Texas.  In consideration for 100% of the outstanding securities in DCG, the Company issued the DCG Members promissory notes in the aggregate amount of $25,000,000 payable together with interest in May 2010 (the “DCG Notes”). Additional amounts of $5,000,000 in DCG Notes are issuable upon each of the first through fifth wells going into production. Further, the DCG Members may be entitled to receive additional DCG Notes up to an additional amount of $200,000,000 (the “Additional DCG Notes”) subject to the revenue generated from the land rights held by DCG located in Crockett County, Texas less concession fees and taxes.  On June 11, 2008, the Company, the DCG Members and DCG entered into an amendment to the DCG Agreement, pursuant to which the DCG Members agreed to replace all notes that they received as consideration for transferring their interest in DCG to the Company for an aggregate of 100,000 shares of Series A Preferred Stock (the “Series A Stock”) with the rights and preferences set forth below. The shares of Series A Stock is convertible, at any time at the option of the Company subject to increasing the authorized shares of the Company from 35 million to 400 million, into shares of common stock of the Company determined by dividing the stated value by the conversion price. The initial aggregate stated value is $50,000,000 and the initial conversion price is $1.00 per share. In the event that the net operating income for the Crockett County, Texas property for any year is zero or negative, then the stated value shall be reduced by 10%. Holders of the Series A Stock are entitled to receive, without any further action from the Company’s Board of Directors but only if such funds are legally available, non-cumulative dividends equal to 25% of the net operating income derived from oil and gas production on the Crockett County, Texas property on an annual audited basis. In the event of any liquidation, winding up, change in control or fundamental transaction of the Company, the holders of Series A Preferred will be entitled to receive, in preference to holders of common stock, an amount equal to the outstanding stated value and any accrued but unpaid dividends.

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We granted the DCG Members piggyback registration rights. The Series A Stock is non-voting. The Company has the right, at anytime; to redeem the Series A Preferred Stock by paying the holders the outstanding stated value as well as accrued dividends.

On August 1, 2008, all holders of the Company’s preferred stock notified the Company of their intention to convert said 100,000 preferred stock into 50 million common shares of the Company. The conversion of preferred shares to common shares marks the completion of the acquisition of Davy Crockett Gas Company, LLC. The Company accepted such notice and instructed the Company’s transfer agent on August 15, 2008 to issue said 50 million common shares to the former members of DCG, as reported and detailed on the Company’s 14A filings.

Series B - On December 5, 2008 the Company entered into and closed an Agreement  with T.A.S. Holdings Limited (“TAS”) (the “TAS Agreement”) pursuant to which TAS agreed to cancel the debt payable by the Company to TAS in the amount of approximately $1,065,000 and its 15,000,000 shares of common stock it presently holds in consideration of the Company issuing TAS 1,000,000 shares of Series B Convertible Preferred Stock, which such shares carry a stated value equal to $1.20 per share (the “Series B Stock”).

The Series B Stock is convertible, at any time at the option of the holder, into common shares of the Company based on a conversion price of $0.0016 per share. The Series B Stock shall have voting rights on an as converted basis multiplied by 6.25. Holders of the Series B Stock are entitled to receive, when declared by the Company’s board of directors, annual dividends of $0.06 per share of Series B Stock paid semi-annually on June 30 and December 31 commencing June 30, 2009.

In the event of any liquidation or winding up of the Company, the holders of Series B Stock will be entitled to receive, in preference to holders of common stock, an amount equal to the stated value plus interest of 15% per year.

The Series B Stock restricts the ability of the holder to convert the Series B Stock and receive shares of the Company’s common stock such that the number of shares of the Company common stock held by TAS and its affiliates after such conversion does not exceed 4.9% of the Company’s then issued and outstanding shares of common stock.

The Series B Stock was offered and sold to TAS in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and Rule 506 promulgated there under. TAS is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933. The Company filed its Certificate of Designation of Preferences, Rights and Limitations of Series B Preferred Stock with the State of Delaware

Treasury Stock Repurchase

In June 2006, the Company’s Board of Directors approved a program to repurchase, from time to time, at management’s discretion, up to 700,000 shares of the Company’s common stock in the open market or in private transactions commencing on June 20, 2006 and continuing through December 15, 2006 at prevailing market prices. Repurchases will be made under the program using our own cash resources and will be in accordance with Rule 10b-18 under the Securities Exchange Act of 1934 and other applicable laws, rules and regulations. A licensed Stock Broker Firm is acting as agent for our stock repurchase program. Pursuant to the unanimous consent of the Board of Directors in September 2006, the number of shares that may be purchased under the Repurchase Program was increased from 700,000 to 1,500,000 shares of common stock and the Repurchase Program was extended until October 1, 2007, or until the increased amount of shares is purchased.

Pursuant to the Sale Agreement of Navigator, the Company got on closing (February 2, 2007) 622,531 shares of the Company’s common stock as partial consideration. The Company shares were valued at $1.34 per share, representing the closing price of the Company on the NASDAQ Capital Market on February 16, 2007, the closing of the sale. The Company canceled the common stock acquired during the disposition in the amount of $834,192. All, the Company 660,362 treasury shares were retired and canceled during August and September 2008.

On November 20, 2008, the Company issued a press release announcing that its Board of Directors has approved a share repurchase program. Under the program the Company is authorized to purchase up to ten million of its shares of common stock in open market transactions at the discretion of management. All stock repurchases will be subject to the requirements of Rule 10b-18 under the Exchange Act and other rules that govern such purchases.

As of September 24, 2009 the Company has 1,000 treasury shares in its possession scheduled to be cancelled.

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ITEM 6.	SELECTED FINANCIAL DATA.

As a smaller reporting company, as defined in Rule 12b-2 of the Exchange Act, we are not required to provide the information required by this Item.

ITEM 7	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the results of our operations and financial condition should be read in conjunction with our financial statements and the related notes, which appear elsewhere in this annual report.

Operations

Our business plan since 1993 has been identifying, developing and operating companies within emerging industries for the purpose of consolidation and sale if favorable market conditions exist. Although the Company primarily focuses on the operation and development of its core businesses, the Company pursues consolidations and sale opportunities in a variety of different industries, as such opportunities may present themselves, in order to develop its core businesses as well as outside of its core business.  The Company may invest in other unidentified industries that the Company deems profitable. If the opportunity presents itself, the Company will consider implementing its consolidation strategy with its subsidiaries and any other business that it enters into a transaction.  In January 2009, the Company commenced the development of a logistics center.

On January 20, 2009, the Company entered into a non-binding Term Sheet (the “Term Sheet”) with Yasheng Group, Inc., a California corporation (“Yasheng”).  Yasheng is an agriculture conglomerate which has subsidiaries located in the Peoples Republic of China who are engaged in the production and distribution of agricultural, chemical and biotechnological products to the United States, Canada, Australia, Pakistan and various European Union countries as well as in China.  Pursuant to the Term Sheet, Yasheng agreed to transfer 100% ownership of 80 acres of property located in Victorville, California for use as a logistics center and eco-trade cooperation zone (the “Project”).  Vortex has also agreed that it will change its name from “Vortex Resources Corp.” to “Yasheng EcoTrade Corporation”.  As consideration for contributing the property, the Company agreed to issue Yasheng 130,000,000 shares of the Company’s common stock and Capital Properties (“Capitol”), an advisor on the transaction, 100,000,000 shares of the Company’s common stock.  On March 5, 2009, the Company and Yasheng implemented an amendment to the Term Sheet pursuant to which the parties agreed to explore further business opportunities including the potential lease of an existing logistics center, and/or alliance with other major groups complimenting and/or synergetic to the development of a logistics center.  Further, in accordance with the amendment, the Company has agreed to issue 50,000,000 shares to Yasheng and 38,461,538 shares to Capitol in consideration for exploring the business opportunities and their efforts associated with the development of the logistics center.  The issuance of the shares of common stock to Yasheng and Capital Properties resulted in substantial dilution to the interests of other stockholders of the Company but did not represent a change of control in the Company in light of the number of shares of common stock and Super Voting Series B Preferred Stock that was outstanding on the date of issuance.

The Company and Yasheng have also evaluated several properties throughout California with the goal of leasing the property to be used for the logistics center.  Management believes that leasing the property with an option to buy will have significant cost savings in comparison to acquiring such property.    In June 2009, the Company has narrowed in search down to a few potential properties and has subsequently identified a specific site in the San Bernardino, California vicinity that it intends to move forward on.

On August 26, 2009, the Company entered into an agreement with Yasheng pursuant to which the Company agreed to acquire 49% of the outstanding securities (the “Yasheng Logistic Securities”) of Yasheng (the United States) Logistic Service Company Incorporated (“Yasheng Logistic”), a California corporation and a wholly owned subsidiary of Yasheng.  In consideration of the Yasheng Logistic Securities, the Company will issue Yasheng 100,000,000 restricted shares of common stock of the Company.  Further, Yasheng has agreed to cancel the 50,000,000 shares of the Company that were previously issued to Yasheng.  The sole asset of Yasheng Logistic is the certificate of approval for Chinese enterprises investing in foreign countries granted by the Ministry of Commerce of the People’s Republic of China.

Pursuant to the Term Sheet, the Company granted Yasheng an irrevocable option to merge all or part of its assets into the Company (the “Yasheng Option”). If Yasheng exercises the Yasheng Option, as consideration for the transaction to be completed between the parties, Vortex will issue Yasheng such number of shares of the Company’s common stock calculated by dividing the value of the assets which will be included in the transaction with the Company by the volume weighted average price of the Company’s common stock as quoted on a national securities exchange or the Over-the-Counter Bulletin Board for the ten days preceding the closing date of such transaction. The value of the assets contributed by Yasheng will be based upon the asset value set forth in Yasheng’s audited financial statements provided to the Company prior to the closing of any such transaction..  Furthermore, if a substantial portion of Yasheng is merged into the Company upon the exercise of the Yasheng Option, the Company agreed to change its name to “The Yasheng Group, Inc.”

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On August 26, 2009, the Company entered into a Stock Exchange Agreement (the “Exchange Agreement”) with Yasheng Group (BVI), a British Virgin Island corporation (“Yasheng-BVI”), pursuant to which Yasheng-BVI agreed to sell the Company 75,000,000 shares (the “Group Shares”) of common stock of Yasheng Group in consideration of 396,668,000 shares (the “Company Shares”) of common stock of the Company (the “Exchange”).  The parties agreed to close the Exchange as soon as possible, but a closing date has not been set.

As the Company does not presently have the authorized amount of shares of common stock to provide for the issuance of the Company Shares, the parties agreed that the Company will issue the amount of shares of common stock presently available at the closing and will issue the balance of such Company Shares upon increasing the authorized shares of common stock.  The Company has agreed that the Company Shares held by Yasheng-BVI are non-dilutive  in that Yasheng-BVI shall never own less than 55% of the issued and outstanding shares of the Company.  Yasheng-BVI may appoint a number of directors to the Board of Directors to provide voting control of the Board of Directors to Yasheng -BVI.  The Company has also agreed that the 38,461,538 shares held by Capital Properties will be held for the benefit of Yasheng-BVI, which Capitol Properties has agreed to.  Further, both parties have agreed to restructure the Exchange Agreement for tax or other purposes as needed and the Company has agreed to enter into the required financing arrangements that are acceptable to Yasheng-BVI prior to Closing.

In the event that any of the conditions to the Exchange Agreement are not satisfied or waived, the Exchange Agreement may not be consummated.  Neither the Company nor Yasheng-BVI can provide any assurances that the Exchange Agreement will ultimately be consummated.

Under the Exchange Agreement, the Exchange Agreement may be terminated by written consent of both parties, by either party if the other party has breached the Exchange Agreement or if the closing conditions are not satisfied or by either party if the exchange is not closed by September 30, 2009.  The Company is presently working to extend the termination date.

The issuance of the shares of common stock to Yasheng or Yasheng-BVI will potentially result in substantial dilution to the interests of other stockholders of the Company and could result in a change of control of the Company on the date of issuance.  The transactions described above are subject to the drafting and negotiation of a final definitive agreement, performing due diligence as well as board approval from both parties. As such, there is no guarantee that the Company will be able to successfully close the above transaction.

As of December 31, 2008, the Company and its subsidiaries’ major assets were in the industry of Resources and Energy – oil and gas segment.

Assets Sold

Real Estate

Crescent Heights project - The Company formed and organized 610 N. Crescent Heights, LLC, a California limited liability company (the “CH LLC”) on August 13, 2007 as wholly owned subsidiary to purchase and develop that certain property located at 610 North Crescent Heights, Los Angeles, California 90048 (the “CH Property”). The CH Property was acquired for $900,000 not including closing costs. On November 13, 2007 the CH LLC finalized a construction loan with East West Bank of $1,440,000. The CH Property was completed and sold on August 15, 2008, as the LLC entered into a Sale and Escrow Instruction Agreements with third parties for $1,990,000 in gross proceeds, which was closed on September 30, 2008.

Dickens project - The Company formed and organized 13059 Dickens, LLC, a California limited liability company (the Dickens LLC”) on November 20, 2007, to purchase and develop that certain property located at 13059 Dickens Street, Studio City, California 91604 (the Dickens Property”). On December 5, 2007, the Dickens LLC entered into an All Inclusive Deed of Trust, All Inclusive Promissory Note in the principal amount of $1,065,652, Escrow Instructions and Grant Deed in connection with the purchase of the Dickens Property. Pursuant to the All Inclusive Deed of Trust and All Inclusive Promissory Note, the Dickens LLC purchased the Dickens Property for the total consideration of $1,065,652 from an unrelated third party (“Seller”), and fifty percent (50%) owner of the Dickens LLC. The Company and Seller formed the Dickens LLC to own and operate the Dickens Property and to develop a single family residence at the location. The Dickens LLC is owned 50/50 by the Company and Seller. Escrow closed on December 18, 2007. The Dickens Property is under construction. The Company reversed the transaction on August 19, 2008 with its partner to be released from the project at no cost or liability to the Company.

Disposal of AGL shares: On August 19, 2008 the Company entered into final fee agreement with Consultant, where the Company had to pay Consultant certain fees in accordance with the agreement entered with the Consultant, the Consultant had agreed that, in lieu of cash payment, it would receive an aggregate of up to 734,060,505 shares of stock of the AGL, which represent disposal of all the Company holdings with AGFL and its subsidiaries. Said transaction is detailed in Item 1 of this report, under the sub-title: “History of Acquisitions and Dispositions - Financial Investment and Real Estate Industry”.

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As of December 31, 2008 the Company does not have any interests in real estate development.

Mineral Resources

On June 30, 2008, the Company formed Vortex Ocean One LLC (“Vortex One”) with Tiran Ibgui, an individual ("Ibgui"). In addition, we assigned the four leases in Crockett County, Texas to Vortex One.  As a condition precedent to Ibgui contributing the required funding, Vortex One pledged all of its assets to Ibgui including the leases.   On October 29, 2008, the Company entered into a settlement arrangement with Mr. Ibgui, whereby the Company agreed to transfer the 525,000 common shares previously owned by Vortex One to Mr. Ibgui.

Due to current issues in the development of the oil and gas project in Crockett County, Texas, the board obtained a current reserve report for the Company’s interest in DCG and Vortex One, which report indicated that the DCG properties as being negative in value. As a result of such report, the world and US recessions and the depressed oil and gas prices, the board of directors elected to dispose of the DCG property and/or desert the project in its entirety.

Further, in February 28, 2009, Ibgui, as the secured lender to Vortex One, directed Vortex One to assign the term assignments with 80% of the proceeds being delivered to Ibgui, as secured lender, and 20% of the proceeds being delivered to the Company – as per the original agreement.  The transaction closed on February 28, 2009 in consideration of a cash payment in the amount of $225,000, a 12 month promissory note in the amount of $600,000 and a 60 month promissory note in the amount of $1,500,000. Mr. Ibgui paid $25,000 fee, and from the net consideration of $200,000 Mr. Ibgui paid the Company its 20% portion of $40,000 on March 3, 2009. No relationship exists between Ibgui, the assignee of the leases and the Company  and/or its affiliates, directors, officers or any associate of an officer or director.

Plan of operation

The Company intends to continue to develop its logistics center with the continued support and involvement of Yasheng.  Its efforts will be focused on obtaining the required financing to develop the center, selecting the appropriate facility for lease and commencing sales.  Secondarily, the Company will pursue options provided by Yasheng if it elects to contribute any of its assets to the Company as well as closing the agreement with Yasheng-BVI.  The issuance of the shares of common stock to Yasheng upon completion of the transaction(s) to be completed subsequent to the exercise of the Yasheng Option will potentially result in substantial dilution to the interests of other stockholders of the Company and could result in a change of control of the Company on the date of issuance.  The transaction to be completed upon the exercise of the Yasheng Option is subject to the drafting and negotiation of a final definitive agreement, performing due diligence as well as board approval from both parties. As such, there is no guarantee that the Company will be able to successfully close the above transaction.

The above efforts are subject to obtaining adequate financing on acceptable terms. The Company anticipates that it will be spending approximately $2,000,000 over the next 12 month period pursuing its stated plan. The Company’s present cash reserves and monetary assets are not sufficient to carry out its plan of operation without substantial additional financing. The Company is currently attempting to arrange for financing through mezzanine arrangements, debt or equity that would enable it to proceed with its plan of investment operation.   However, there is no guarantee that we will be able to close such financing transaction or, if financing is available, that the terms will be acceptable to the Company.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). This preparation requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. US GAAP provides the framework from which to make these estimates, assumptions and disclosures. We choose accounting policies within US GAAP that management believes are appropriate to accurately and fairly report our operating results and financial position in a consistent manner. Management regularly assesses these policies in light of current and forecasted economic conditions. Although we believe that our estimates, assumptions and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions for a number of reasons. Our accounting policies are stated in details in Note 2 to the Consolidated Financial Statements. We identified the following accounting policies as critical to understanding the results of operations and representative of the more significant judgments and estimates used in the preparation of the consolidated financial statements: impairment of goodwill, allowance for doubtful accounts, acquisition related assets and liabilities, accounting of income taxes and analysis of FIN46R as well as FASB 67.

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Investment in Real Estate and Commercial Leasing Assets. Real estate held for sale and construction in progress is stated at the lower of cost or fair value less costs to sell and includes acreage, development, construction and carrying costs and other related costs through the development stage. Commercial leasing assets, which are held for use, are stated at cost. When events or circumstances indicate than an asset’s carrying amount may not be recoverable, an impairment test is performed in accordance with the provisions of SFAS 144. For properties held for sale, if estimated fair value less costs to sell is less than the related carrying amount, then a reduction of the assets carrying value to fair value less costs to sell is required. For properties held for use, if the projected undiscounted cash flow from the asset is less than the related carrying amount, then a reduction of the carrying amount of the asset to fair value is required. Measurement of the impairment loss is based on the fair value of the asset. Generally, we determine fair value using valuation techniques such as discounted expected future cash flows. Based on said GAAP, the Company made a provision to doubtful debts, on all ERC and Verge balances.

Our expected future cash flows are affected by many factors including:

a) The economic condition of the US and Worldwide markets – especially during these current times of worldwide financial crisis.

b) The performance of the underline assets in the markets where our properties are located;

c) Our financial condition, which may influence our ability to develop our properties; and

d) Governmental regulations.

Because any one of these factors could substantially affect our estimate of future cash flows, this is a critical accounting policy because these estimates could result in us either recording or not recording an impairment loss based on different assumptions. Impairment losses are generally substantial charges.

The estimate of our future revenues is also important because it is the basis of our development plans and also a factor in our ability to obtain the financing necessary to complete our development plans. If our estimates of future cash flows from our properties differ from expectations, then our financial and liquidity position may be compromised, which could result in our default under certain debt instruments or result in our suspending some or all of our development activities.

Allocation of Overhead Costs. We periodically capitalize a portion of our overhead costs and also allocate a portion of these overhead costs to cost of sales based on the activities of our employees that are directly engaged in these activities. In order to accomplish this procedure, we periodically evaluate our “corporate” personnel activities to see what, if any, time is associated with activities that would normally be capitalized or considered part of cost of sales. After determining the appropriate aggregate allocation rates, we apply these factors to our overhead costs to determine the appropriate allocations. This is a critical accounting policy because it affects our net results of operations for that portion which is capitalized. In accordance with paragraph 7 of SFAS No. 67, we only capitalize direct and indirect project costs associated with the acquisition, development and construction of a real estate project. Indirect costs include allocated costs associated with certain pooled resources (such as office supplies, telephone and postage) which are used to support our development projects, as well as general and administrative functions. Allocations of pooled resources are based only on those employees directly responsible for development (i.e. project manager and subordinates). We charge to expense indirect costs that do not clearly relate to a real estate project such as salaries and allocated expenses related to the Chief Executive Officer and Chief Financial Officer.

We recognize our rental income based on the terms of our signed leases with tenants on a straight-line basis. We recognize sales commissions and management and development fees when earned, as lots or acreages are sold or when the services are performed.

Accounting for Income Taxes: We recognize deferred tax assets and liabilities for the expected future tax consequences of transactions and events. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. If necessary, deferred tax assets are reduced by a valuation allowance to an amount that is determined to be more likely than not recoverable. We must make significant estimates and assumptions about future taxable income and future tax consequences when determining the amount of the valuation allowance. In addition, tax reserves are based on significant estimates and assumptions as to the relative filing positions and potential audit and litigation exposures related thereto. To the extent the Company establishes a valuation allowance or increases this allowance in a period, the impact will be included in the tax provision in the statement of operations.

The disclosed information presents the Company’s natural gas producing activities as required by Statement of Financial Accounting Standards No.  69, “Disclosures about Oil and Gas Producing Activities.”.

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Commitments and contingencies

Our Commitments and contingencies are stated in details in Notes to the Consolidated Financial Statements, which include as mandatory required supplemental information about gas and oil.  On this section management give a more detailed disclosures to specific commitments and contingencies that were in place (for disposed properties) prior of completion of the DCG acquisition which changed the Company strategic substantially.

Effective July 1, 2006, the Company entered into a five-year employment agreement with Yossi Attia as the President of ERC which commenced on July 1, 2006 and provides for annual compensation of $240,000 and an annual bonus of not less than $120,000 per year, as well as an annual car allowance for the same period.   In addition, on August 14, 2006, the Company amended the Agreement to provide that Mr. Attia shall serve as the Chief Executive Officer of the Company for a term of two years commencing August 14, 2006 and granting annual compensation of $250,000 to be paid in the form of Company shares of common stock.

Mr. Attia will be entitled to a special bonus equal to 10% of the earnings before interest, depreciation and amortization (“EBITDA”) of ERC, which such bonus is payable in shares of common stock of the Company; provided, however, the special bonus is only payable in the event that Mr. Attia remains continuously employed by ERC and Mr. Attia shall not have sold shares of common stock of the Company on or before the payment date of the Special Bonus unless such shares were received in connection with the exercise of an option that was scheduled to expire within one year of the date of exercise.  Mr.  Attia has waived his rights to the receipt of the shares.

Based upon a swap agreement dated August 19, 2008, which was executed between C. Properties Ltd. (“C. Properties”) and KSD Pacific, LLC (“KSD”), which is controlled by Mr. Yossi Attia Family Trust, where KSD will sell to C. Properties, and C. Properties will purchase from KSD, all its holdings of the Company which amount to 1,505,644 shares of common stock of the Company for a purchase price of 734,060,505 shares of common stock of AGL.

On September 1, 2008 Star Equity Investment LLC a third party acquired from Mr. Attia, a $1 million note due by the Company since January 1, 2008. Said note is bearing 12% interest commencing October 1st, 2008 and can be converted (including interest) into common shares of the Company at a fixed price of $0.75 per share.  Equity Investment LLC noticed the Company that due to the Company default on said note, it willing to enter negotiations to modify its instrument. The parties agreed to settle by converting the note including interest into 8.5 million common shares of the Company. Said agreements are being drafted by the Company attorney.

As of the date of closing this filing, the Company via its sub, completed the drilling of all 4 wells at the estimated cost of $2,100,000 for four wells (not including option payments). The Company also exercised its fifth well option (by paying per the master agreement $50,000 option fee on November 5, 2008).  In lieu of the world financial markets crisis, the Company approached the land owners on DCG mineral rights, requesting an amendment to allow DCG an additional six (6) months before it is required to exercise another option to secure a Term Assignment of Oil and Gas Lease pursuant to the terms of the original Agreement dated March 5, 2008. The land owner’s representative has answered the Company’s request with discrepancies about the date as effective date.

The Company refers the reader to its Notes to the Consolidated Financial Statements which include material disclosing of all the Company’s Commitments and contingencies, as well as prior items which disclose Legal Proceeding.

Off Balance Sheet Arrangements

There are no materials off balance sheet arrangements.

Results of Operations

Year Ended December 31, 2008 compared to Year Ended December 31, 2007

Due to the new financial investment in Gas and Oil activity, which commenced in May 2008, the consolidated statements of operations for the years ended December 31, 2008 and 2007 are not comparable. The financial figures for 2007 only include the corporate expenses of the Company’s legal entity registered in the State of Delaware. This section of the report, should be read together with Notes of the Company consolidated financials especially - Change in the Reporting Entity: In accordance with Financial Accounting Standards, FAS 154, Accounting Changes and Error Corrections , when an accounting change results in financial statements that are, in effect, the statements of a different reporting entity, the change shall be retrospectively applied to the financial statements of all prior periods presented to show financial information for the new reporting entity for those periods. Previously issued interim financial information shall be presented on a retrospective basis.

The consolidated statements of operations for the years ended December 31, 2008 and 2007 are compared (subject to the above description) in the sections below:

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Revenues

The following table summarizes our revenues for the year ended December 31, 2008 and 2007:

Year ended December 31,	2008	2007
Total revenues	$—	$—

There was a sale of a property in 2008 compared to three real estate properties in 2007.  There was no revenue from the majority owned subsidiary, AGL, for the period November 2, 2007 through December 31, 2007.  Since the board resolved to discontinue real estate operations during 2008, revenues of $1,990,000 and $6,950,000 from the real estate properties are included as part of discontinued operations for years ended December 31, 2008 and 2007, respectively.  (Note 10)

Cost of revenues

The following table summarizes our cost of revenues for the year ended December 31, 2008 and 2007:

Year ended December 31,	2008	2007
Total cost of revenues	$—	$—

The cost of revenue decrease reflects the sales of one property compare to three real estate properties in 2007.  There was no cost of revenues from the majority owned subsidiary, AGL, for the period November 2, 2007 through December 31, 2007.  Since the board resolved to discontinue real estate operations during 2008, cost of sales of $2,221,929 and $6,505,506 for the real estate properties are included as part of discontinued operations for the years ended December 31, 2008 and 2007, respectively.  (Note 10)

There was no cost of revenue from the majority owned subsidiary, AGL for the period November 2, 2007 through December 31, 2007.

Compensation and related costs

The following table summarizes our compensation and related costs for the year ended December 31, 2008 and 2007:

Year ended December 31,	2008	2007
Compensation and related costs	$558,073	$762,787

Overall compensation and related costs decreased by about 27%, or $204,714 primarily as the result of reduction of employees

Consulting, professional and director fees

The following table summarizes our consulting, professional and director fees for the year ended December 31, 2008 and 2007:

Year ended December 31	2008	2007
Consulting, professional and director fees	$13,049,759	$1,195,922

Overall consulting, professional and director fees increased by about 991%, or $11,853,837, primarily as the result of a fee charge of $9,782,768 to C. Properties as a fee associated with the DCG transaction and a $2,108,161 charge to stock compensation expense for various grants of shares and warrants in relation to the cost of several consultants, investment bankers, advisors, accounting and lawyers fee over last period.

Other selling, general and administrative expenses

The following table summarizes our other selling, general and administrative expenses for the year ended December 31, 2008 and 2007:

Year ended December 31	2008	2007
Other selling, general and administrative expenses	$413,576	$—

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Since the board resolved to discontinue real estate operations during 2008, other selling, general and administrative expenses of $0 and $469,942 for the real estate properties are included as part of discontinued operations for the years ended December 31, 2008 and 2007, respectively.  (Note 10)

Goodwill impairment

The following table summarizes our goodwill impairment fees for the year ended December 31, 2008 and 2007:

Year ended December 31	2008	2007
Goodwill impairment	$35,435,635	$10,656,933

For the year ended December 31, 2008, an analysis was performed on the goodwill associated with the investment in DCG that occurred during the year (which was booked against Equity), and an impairment expense was charged against the P&L for approximately $35 million.  (Note 10)

 For the year ended December 31, 2007, an analysis was performed on the goodwill associated with the investment in AGL, and an impairment expense was charged against the P&L for approximately $10.2 million.

Software development expense

The following table summarizes our software development expense for the year ended December 31, 2007:

Year ended December 31	2008	2007
Software development expense	$—	$136,236

In the year ended December 31, 2007, the Company consolidated the results of operations of Micrologic, which incurred $136,236 of software development expense.  There was no software development expense in the year ended December 31, 2008.

Depreciation and amortization

The following table summarizes our depreciation and amortization for the year ended December 31, 2008 and 2007:

Year ended December 31,	2008	2007
Depreciation	$—	$—

There is no depreciation expense in the years ended December 31, 2008 and 2007 due to the capitalization of depreciation into the Investment in Land Development accounts for the majority owned subsidiary.

Net interest income (expense)

The following table summarizes our net interest income for the year ended December 31, 2008 and 2007:

Year ended December 31,	2008	2007
Interest income	$729,097	$1,665,379
Interest expense	$(1,922,983)	$—
Net interest income (expense)	$(1,193,886)	$1,665,379

The decrease in interest income is attributable to the Company investing strategy pending establishment of the real estate development business, as well as loans to Verge, together with capitalized 10 million dollars into Verge equity as part of the AGL transaction, which reduced materially the amounts entitled to interest income. Since the board resolved to discontinue real estate operations during 2008, interest expense of $0 and $386,108 for the real estate properties are included as part of discontinued operations for the years ended December 31, 2008 and 2007, respectively.  (Note 10)

Additionally, the increase in interest expense is primarily due to interest expense recognized for a debt discounts relating to a convertible notes payable in the amount of $966,261. The remaining increase is due to the interest accrued due to former DCG members as well as the increase line of credits and short time borrowing outstanding during the year.

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Liquidity and Capital Resources

As of December 31, 2008, our cash, cash equivalents and marketable securities were $123,903, a decrease of approximately $245,000 from the end of fiscal year 2007. The decrease in our cash, cash equivalents and marketable securities is primarily the result of pay-off bank loans and conversion of notes payable.

Cash flow provided from operating activities for the year ended December 31, 2008 was $1,919,018 and cash flow used in operating activities was $87,636 for the year ended December 31, 2007, the change is primarily due to the sale of the 610 Crescent Heights property on September 30, 2008, whereby the restricted cash was released from escrow and amounts due were not paid until October 2008.

Cash flow used in investing activities for the year ended December 31, 2008 and 2007 was $1,822,898 and $3,832,323, respectively. The change was primarily due to the significant reduction in loan advances to ERC and Verge of approximately $8,600,000 offset slightly by the cash received from the sale of discontinued operations of Navigator of $3,200,000 in 2007.

Cash used in financing activities was approximately $341,792 for the year ended December 31, 2008 and cash provided by financing activities was $1,261,643 for the year ended December 30 2007. This change is due to the repayment of a bank loan in 2008, which was provided in 2007.

The Company held restricted Certificate of Deposits (CD) with the Bank to access a revolving line of credit. These deposits are interest bearing and approximated $4.196 million as of September 30, 2008. On November 8, 2007, the lines of credits were increased and extended as the following: $4,180,000 until October 16, 2008 and $4,229,000 until September 1, 2008. Both lines bear interest of 5.87% and are secured by restricted cash deposited in CD’s with the bank.  On August 2008, the company notified the bank, not to extend the deposits, and pay it off from the CD.

In the event the Company makes future acquisitions or investments, additional bank loans or fund raising may be used to finance such future acquisitions. The Company may consider the sale of non-strategic assets. The Company currently anticipates that its available cash resources will not be sufficient to meet its prior anticipated working capital requirements, though it will be sufficient manage the existing business of the Company without further development.

Inflation and Foreign Currency

The Company maintains its books in local currency: on sold assets - Kuna for Sitnica, N.I.S for AGL and US Dollars for the Parent Company registered in the State of Delaware. The Company’s operations are primarily in the United States through its wholly owned subsidiaries. Some of the Company’s customers were in Croatia. As a result, fluctuations in currency exchange rates may significantly affect the Company’s sales, profitability and financial position when the foreign currencies, primarily the Croatian Kuna, of its international operations are translated into U.S. dollars for financial reporting. In additional, we are also subject to currency fluctuation risk with respect to certain foreign currency denominated receivables and payables. Although the Company cannot predict the extent to which currency fluctuations may, or will, affect the Company’s business and financial position, there is a risk that such fluctuations will have an adverse impact on the Company’s sales, profits and financial position. Because differing portions of our revenues and costs are denominated in foreign currency, movements could impact our margins by, for example, decreasing our foreign revenues when the dollar strengthens and not correspondingly decreasing our expenses. The Company does not currently hedge its currency exposure. In the future, we may engage in hedging transactions to mitigate foreign exchange risk.

Effect of Recent Accounting Pronouncements

In December 2007, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 110 (“SAB 110”). SAB 110 amends and replaces Question 6 of Section D.2 of Topic 14, “Share-Based Payment,” of the Staff Accounting Bulletin series. Question 6 of Section D.2 of Topic 14 expresses the views of the staff regarding the use of the “simplified” method in developing an estimate of the expected term of “plain vanilla” share options and allows usage of the “simplified” method for share option grants prior to December 31, 2007. SAB 110 allows public companies which do not have historically sufficient experience to provide a reasonable estimate to continue to use the “simplified” method for estimating the expected term of “plain vanilla” share option grants after December 31, 2007. The Company will continue to use the “simplified” method until it has enough historical experience to provide a reasonable estimate of expected term in accordance with SAB 110.

In December 2007, the FASB issued Statement of Financial Accounting Standards (“SFAS”) 141-R, “Business Combinations.” SFAS 141-R retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (referred to as the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. It also establishes principles and requirements for how the acquirer: (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141-R will apply prospectively to business combinations for which the acquisition date is on or after the Company’s fiscal year beginning October 1, 2009. While the Company has not yet evaluated the impact, if any, that SFAS 141-R will have on its consolidated financial statements, the Company will be required to expense costs related to any acquisitions after September 30, 2009.

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In December 2007, the FASB issued SFAS 160, “Non-controlling Interests in Consolidated Financial Statements.” This Statement amends Accounting Research Bulletin 51 to establish accounting and reporting standards for the non-controlling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The Company has not yet determined the impact, if any, that SFAS 160 will have on its consolidated financial statements. SFAS 160 is effective for the Company’s fiscal year beginning October 1, 2009.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position No. FAS 157–2, “Effective Date of FASB Statement No. 157”, which provides a one year deferral of the effective date of SFAS 157 for non–financial assets and non–financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. Therefore, effective January 1, 2008, we adopted the provisions of SFAS No. 157 with respect to our financial assets and liabilities only. Since the Company has no investments available for sale, the adoption of this pronouncement has no material impact to the financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. This statement provides entities the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Effective January 1, 2008, we adopted SFAS No. 159 and have chosen not to elect the fair value option for any items that are not already required to be measured at fair value in accordance with accounting principles generally accepted in the United States .

ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company, as defined in Rule 12b-2 of the Exchange Act, we are not required to provide the information required by this Item.

ITEM 8.	FINANCIAL STATEMENTS.

The audited Consolidated Financial Statements of the Company for the years ended December 31, 2008 and December 31, 2007, are included herein beginning with the index hereto on page F-1 ..

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ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

DELOITTE RESIGNATION -

As the Company disclosed in its Form 8-K filed April 30, 2007, on April 25, 2007 (the “Resignation Date”), Deloitte Kft. (the “Former Auditor”) advised the Company that it has resigned as the Company’s independent auditor. The Former Auditor performed the audit for the one year period ended December 31, 2005, which report did not contain any adverse opinion or a disclaimer of opinion, nor was it qualified as to audit scope or accounting principles. During the Company’s two most recent fiscal years and during any subsequent interim period prior to the Resignation Date, there were no disagreements with the Former Auditor, with respect to accounting or auditing issues of the type discussed in Item 304(a)(iv) of Regulation S-B.

Prior to the Resignation Date, the Former Auditor advised the Company that it had raised certain issues relating to the accounting of ERC. As of December 31, 2006, the Company owned 43.33% of the outstanding securities of ERC. The Former Auditor believed that this communication was a disclosable event pursuant to Item 304(a)(v). The issues raised by the Former Auditor related to the recording of the cost of real estate purchased by Verge (a wholly owned subsidiary of ERC), the production of records relating to loans made to VLC and the valuation of land in connection with Lorraine Properties, LLC (a wholly owned subsidiary of ERC). Management of the Company disagrees with the aforementioned statements and believes that it has adequately explained each of the above inquires made by the Former Auditor. Further, prior to being advised of the above issues, the Company maintained that ERC and its subsidiaries do not need to be consolidated in the Company’s financial statements, which such position was subsequently confirmed by a detailed analysis by management and an independent third party consultant of the accounting pronouncements governing consolidation.

The Former Auditor advised the Company that it intended to furnish a letter to the Company, addressed to the Staff, stating that it agreed with the statements made herein or the reasons why it disagreed. The letter from the Former Auditor was filed as an amendment to Form 8-K on May 14, 2007.

Appointment of New Auditors - Robison, Hill & Co. (“RHC”) -

On April 26, 2007, the Company engaged Robison, Hill & Co. (“RHC”) as its independent registered public accounting firm for the Company’s fiscal years ended December 31, 2007 and 2006. The decision to engage RHC as the Company’s independent registered public accounting firm was approved by the Company’s Board of Directors, and ratify the selection of Robison Hill & Co. as our independent auditors for the fiscal year ending December 31, 2007, by our shareholders meeting that took place on December 7, 2007.

During the two most recent fiscal years and through April 26, 2007, the Company has not consulted with RHC regarding either:

1. the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company nor oral advice was provided that RHC concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

2. any matter that was either subject of disagreement or event, as defined in Item 304(a)(1)(iv)(A) of Regulation S-B and the related instruction to Item 304 of Regulation S-B, or a reportable event, as that term is explained in Item 304(a)(1)(iv)(A) of Regulation S-B.

ITEM 9A.	CONTROLS AND PROCEDURES

The term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act (15 U.S.C. 78a, et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The term internal control over financial reporting is defined as a process designed by, or under the supervision of, the issuer’s principal executive and principal financial officers, or persons performing similar functions, and effected by the issuer’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer’s assets that could have a material effect on the financial statements.

Our management, including our chief executive officer and principal financial officer, does not expect that our disclosure controls and procedures or our internal controls over financial reporting will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of inherent limitations in all control systems, internal control over financial reporting may not prevent or detect misstatements, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the registrant have been detected.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Evaluation of Disclosure and Controls and Procedures.   Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act.  Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.  We carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report.  The evaluation was undertaken in consultation with our accounting personnel.  Based on that evaluation and for the reasons set forth below, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures are currently not effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting of the Company. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management, with the participation of our principal executive officer, financial and accounting officer, has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2008 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations . Based on this evaluation, because of the Company’s limited resources and limited number of employees, management concluded that, as of December 31, 2008, our internal control over financial reporting is not effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.   The ineffectiveness of our disclosure controls and procedures is the result of certain deficiencies in internal controls that constitute material weaknesses as discussed below. The material weaknesses identified did not result in the restatement of any previously reported financial statements or any other related financial disclosure, nor does management believe that it had any effect on the accuracy of the Company's financial statements for the current reporting period. We lack segregation of duties in the period-end financial reporting process.  The Company has historically had limited accounting and minimal operating revenue and, as such, all accounting and financial reporting operations have been and are currently performed by one individual.  The party that performs the accounting and financial reporting operations is the only individual with any significant knowledge of generally accepted accounting principles.  The person is also in charge of the general ledger (including the preparation of routine and non-routine journal entries and journal entries involving accounting estimates), the selection of accounting principles, and the preparation of interim and annual financial statements (including report combinations, consolidation entries and footnote disclosures) in accordance with generally accepted accounting principles.  In addition, the lack of additional staff with significant knowledge of generally accepted accounting principles has resulted in ineffective oversight and monitoring.  The company intends to add accounting staff, subject to adequate financing, in order to assist in reducing its risk in these areas and plans to add additional personnel in accounting and internal auditing in the near future, which is subject to obtaining the required financing.

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This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

Changes in internal controls

There have been no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or 15d-15 under the Exchange Act that occurred during the quarter ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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ITEM 9B.	OTHER INFORMATION

Trafalgar:

The Company entered into a Securities Purchase Agreement (the “Agreement”) with Trafalgar Capital Specialized Investment Fund, Luxembourg (“Buyer”) on September 25, 2008 for the sale of up to $2,750,000 in convertible notes (the “Notes”). Pursuant to the terms of the Agreement, the Company and the Buyer closed on the sale and purchase of $1,600,000 in Notes on September 25, 2008, with escrow instruction to be closed on October 1, 2008. The Buyer, at its sole discretion, has the option to close on a second financing for $400,000 in Notes (which has been exercised as discussed below) and a third financing for $750,000 in Notes. Pursuant to the terms of the Agreement, the Company agreed to pay to the Buyer a commitment fee of 4% of the commitment amount, a structuring fee of $15,000, a facility draw down fee of 4%, issue the Buyer 150,000 shares of common stock, pay a due diligence fee to the Buyer of $15,000 and pay an advisory fee of $100,000 to TAS Holdings Limited. The Notes bear interest at 8.5% with such interest payable on a monthly basis with the first two payments due at closing. The Notes are due in full in September 2010. In the event of default, the Buyer may elect to convert the interest payable in cash or in shares of common stock at a conversion price using the closing bid price of when the interest is due or paid. The Notes are convertible into  common stock, at the Buyer’s option, at a conversion price equal to 85% of the volume weighted average price for the ten days immediately preceding the conversion but in no event below a price of $2.00 per share. If on the conversion or redemption of the Notes, the Euro to US dollar spot exchange rate (the “Exchange Rate”) is higher that the Exchange Rate on the closing date, then the number of shares shall be increased by the same percentage determined by dividing the Exchange Rate on the date of conversion or redemption by the Exchange Rate on the closing date. The Company is required to redeem the Notes starting on the fourth month in equal installments of $56,000 with a final payment of $480,000 with respect to the initial funding of $1,600,000. We are also required to pay a redemption premium of 7% on the first redemption payment, which will increase 1% per month. The Company may prepay the Notes in advance, which such prepayment will include a redemption premium of 15%. In the event the Company closes on a funding in excess of $4,000,000, the Buyer, in its sole election, may require that the Company redeem the Notes in full. On any principal or interest repayment date, in the event that the Euro to US dollar spot exchange rate is lower than the Euro to US dollar spot exchange rate at closing, then we will be required to pay additional funds to compensate for such adjustment.

Pursuant to the terms of the Notes, the Company shall default if (i) the Company fails to pay amounts due within 15 days of maturity, (ii) failure of the Company to comply with any provision of the Notes upon ten days written notice; (iii) bankruptcy or insolvency or (iv) any breach of the Agreement and such breach is not cured upon ten days written notice. Upon default by the Company, the Buyer may accelerate full repayment of all Notes outstanding and all accrued interest thereon, or may convert all Notes outstanding (and accrued interest thereon) into shares of common stock (notwithstanding any limitations contained in the Agreement and the Notes). The Buyer has a secured lien on three of our wells and would be entitled to foreclose on such wells in the event an event of default is entered. In the event that the foregoing was to occur, significant adverse consequences to the Company would be reasonably anticipated.

So long as any of the principal or interest on the Notes remains unpaid and unconverted, the Company shall not, without the prior written consent of the Buyer, (i) issue or sell any common stock or preferred stock, (ii) issue or sell any Company preferred stock, warrant, option, right, contract, call, or other security or instrument granting the holder thereof the right to acquire Common Stock, (iii) incur debt or enter into any security instrument granting the holder a security interest in any of the assets of the Company or (iv) file any registration statement on Form S-8.

The Buyer has contractually agreed to restrict their ability to convert the Notes and receive shares of our common stock such that the number of shares of the Company common stock held by a Buyer and its affiliates after such conversion or exercise does not exceed 9.9% of the Company’s then issued and outstanding shares of common stock.

The Buyer exercised its option to close on a second financing for $400,000 in Notes on October 28, 2008 and still holds an option to close on additional financing for $750,000 in Notes.  The terms of the second financing for $400,000 are identical to the terms of the $1,600,000 Note, as disclosed in detail on the Company filing on October 2, 2008 on Form 8-K - Unregistered Sale of Equity Securities, Financial Statements and Exhibits. The Notes are convertible into our common stock, at the Buyer’s option, at a conversion price equal to 85% of the volume weighed average price for the ten days immediately preceding the conversion but in no event below a price of $2.00 per share. As of the date hereof, the Company is obligated on the Notes issued to the Buyer in connection with this offering. The Notes are a debt obligation arising other than in the ordinary course of business, which constitute a direct financial obligation of the Company.

The Notes were offered and sold to the Buyer in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and Rule 506 promulgated there under. The Buyer is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

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The Company recorded an intangible asset related to the discount on the issuance of debt. The estimated value of the conversion feature was approximately $1,907,220 and will be reported as interest expense over the anticipated repayment period of the debt.

As reported under Legal proceedings, the Company notified Trafalgar that Trafalgar is in breech with regard to the services to be performed in accordance with the $2,000,000 loan agreement. Pursuant to FASB 5, the $2,000,000 is recorded as a liability on the balance sheet since the outcome of the legal actions is undeterminable at this time. On April 14, 2009 the Company filled a complaint against Trafalgar and its affiliates.

Star

On September 1, 2008, the Company entered into a note payable with Star Equity Investments LLC (“STAR”), a third party, for $1 million was effective January 1, 2008. The proceeds from this note were used to pay off the Company’s debt to Mr. Attia, a related party.  The note bears 12% interest commencing October 1st, 2008 and can be converted (including interest) into common shares of the Company at an established conversion price of $0.75 per share.  Per Star’s position the Company is default under said note, and the parties in negotiation to resolve adversaries’ procedure among them, based on issuing 8.5 million common shares of the Company for conversion the note and interest into equity. On March 11, 2009, the Company entered and closed an agreement with Star pursuant to which Star agreed to convert all principal and interest associated with the Debt into 8,500,000 shares of common stock and released the Company from any further claims. The shares of common stock were issued in connection with this transaction in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and/or Rule 506 promulgated thereunder. Each of the parties are accredited investors as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

Short Term Loan – by Investor

On September 5, 2008 the Company entered a short term loan memorandum, with Mehmet Haluk Undes, for a short term loan (“bridge”) of $220,000 to bridge the drilling program of the Company. As a consideration for said facility, the Company grants the investor with 100% cashless warrants coverage for two years at exercise price of $1.50 per share. The investor made a loan of $220,000 to the company on September 15, 2008 (where said funds were wired to the company drilling contractor), that was paid in full on October 8, 2008. Accordingly the investor is entitled to 200,000 cashless warrants from September 15, 2008 at exercise price of $1.50 for a period of 2 years.  The Company contest said warrants entitlements to the investor, based on a cause.

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PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

The following table sets forth certain information regarding the executive officers and directors of the Company as of August 19, 2009:

Name	Age	Position with Company
Yossi Attia	47	Director, Chief Executive Officer, Principal Financial Officer and President

Stewart Reich	65	Director and Audit and Compensation Committees Chairman

Robin Ann Gorelick	51	Secretary and Company Counsel

Mace Miller	41	Director and Audit and Compensation Committee’s member

Gerald Schaffer	85	Director and Audit and Compensation Committee’s member

Gregory Rubin	49	Director, Board Chairman

Directors are elected annually and hold office until the next annual meeting of the stockholders of the Company and until their successors are elected. Officers are elected annually and serve at the discretion of the Board of Directors.

Yossi Attia has been self employed as a real estate developer since 2000. Mr. Attia was appointed to the Board of Directors (“Board”) on February 1, 2005, as CEO of ERC on June 15, 2006 and as the CEO and President of the Company on August 14, 2006. Prior to entering into the real estate development industry, Mr. Attia served as the Senior Vice President of Investments of Interfirst Capital from 1996 to 2000. From 1994 through 1996, Mr. Attia was a Senior Vice President of Investments with Sutro & Co. and from 1992 through 1994. Mr. Attia served as the Vice President of Investments of Prudential Securities. Mr. Attia received a Bachelor of Arts (“BA”) in economics and marketing from Haifa University in 1987 and a Masters of Business Administration (“MBA”) from Pepperdine University in 1995. Mr. Attia held Series 7 and 63 securities licenses from 1991 until 2002. Effective March 21, 2005, Mr. Attia was appointed as a member of the Audit Committee and the Compensation Committee. In June 2006, Mr. Attia was appointed as the CEO of ERC. Upon his appointment as the CEO of ERC, Mr. Attia was not considered an independent Director. Consequently, Mr. Attia resigned from all committees. In August 2006, Mr. Attia was appointed as the CEO and President of the Company. Upon closing the acquisition of AGL Mr. Attia was appointed as the CEO of AGL. Mr. Yossi Attia serves as chairmen of the board of AGL.

Stewart Reich, was Chairman of the Board since June 2004 until August 2008, was CEO and President of Golden Telecom Inc., Russia’s largest alternative voice and data service provider as well as its largest ISP, since 1997. In September 1992, Mr. Reich was employed as Chief Financial Officer (“CFO”) at UTEL (Ukraine Telecommunications), of which he was appointed President in November 1992. Prior to that, Mr. Reich held various positions at a number of subsidiaries of AT&T Corp. Mr. Reich have been a Director of the Company since 2002. Mr. Reich is head of the Audit and the Compensation Committees.

Gerald Schaffer was unanimously appointed to the Board of Directors of the Company on June 22, 2006, as well as a member of the Audit and Compensation Committees. Mr. Schaffer has been extensively active in corporate, community, public, and government affairs for many years, having served on numerous governmental boards and authorities, as well as public service agencies, including his current twenty-one year membership on the Board of Directors for the American Lung Association of Nevada. Additionally, Mr. Schaffer is a past member of the Clark County Comprehensive Plan Steering Committee, as well as a former Commissioner for Public Housing on the Clark County Housing Authority. For many years he served as a Planning Commissioner for the Clark County Planning Commission, which included the sprawling Las Vegas Strip. His tenure on these various governmental entities was enhanced by his extensive knowledge of the federal government. Mr. Schaffer is Chairman Emeritus of the Windsor Group and a founding member of both Windsor and its affiliate - Gold Eagle Gaming. Over the years the principals of Windsor have developed shopping and marketing centers, office complexes, hotel/casinos, apartments, residential units and a wide variety of large land parcels. Mr. Schaffer continues to have an active daily role in many of these subsidiary interests. He is also President of the Barclay Corporation, a professional consulting service, as well as the Barclay Development Corporation, dealing primarily in commercial land acquisitions and sales. Mr. Schaffer resides in Nevada and oversees the Company’s interest in the Verge project, specifically with compliance and obtaining governmental licensing.

Mace Miller was appointed   on July 28, 2008 as a director of the Company, received his BBA in Accounting and an MBA with International Concentration from the University of Texas at El Paso in 1989 and 1992, respectively. Further, Mr. Mace received his law degree from the University of Texas at El Paso in 1992. From 2001 to 2006, Mr. Miller has been a principal with Raymond James Financial Services. Mr. Miller, since 2006, has been a partner with Coronado Capital Advisers, where he has been responsible for the administration and creation of proprietary hedge fund. He has been a frequent speaker at various international venues, including the Raymond James National Conference, on tax mitigation and anti-money laundering issues related to hedge funds. Recognized as an expert in international finance, Mr. Miller has consulted on numerous bond offerings in the United States and the Dominican Republic on behalf of institutions and investors alike. Mr. Miller is a licensed Attorney with the State of Texas.

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Gregory Rubin,  Dr. Rubin is the Chairman of the Board of Directors of the Company. Dr. Rubin has been a self employed dentist for the last 25 years. During the last 25 years, Dr. Rubin also has served various companies in industries ranging from health care management to oil and gas in various consulting roles. Dr. Rubin serves as the director for Central Asia Franchise Holdings, Ltd., Central Asia Construction and Development, Ltd., Nadir Energy & Mining Corporation, Grand Pacarama Gold Corporation and ADR OTC Markets, LLC. Based on agreements that the company is not side too, Dr. Rubin is partial owner of T.A.S – which is preferred shareholder of the Company, which has super power voting rights.

Robin Ann Gorelick from 1992 to the present, has served as the Managing Partner at the Law Offices of Gorelick & Associates, specializing in the representation of various public and private business entities. Ms. Gorelick received her Juris Doctor (“JD”) and her BA in economics and political science from the University of California, Los Angeles in 1982 and 1979, respectively. Ms. Gorelick is admitted to practice law in California, the District of Columbia and Texas. On October 4, 2007, Robin Gorelick, resigned as a director of Emvelco the Company. Ms. Gorelick continues to act as general counsel and corporate secretary for the Company

ROLE OF THE BOARD

Pursuant to Delaware law, our business, property and affairs are managed under the direction of the Board. The Board has responsibility for establishing broad corporate policies and for the overall performance and direction of Vortex, but is not involved in day-to-day operations. Members of the Board keep informed of the business by participating in Board and committee meetings, by reviewing analyses and reports sent to them regularly, and through discussions with the executive officers.

2008 BOARD MEETINGS

In 2008, the Board had three (3) meetings telephonically and twenty (20) meetings through unanimous written consents and additional resolutions. No director attended less than 75% of all of the combined total meetings of the Board and the committees on which they served in 2008.

The Board has determined that Messrs Reich, Miller and Schaffer, are independent directors as such term is defined in rule 4200(a) (15) of the listing standards of the National Association of Securities Dealers.

Audit Committee Financial Expert

The Board has determined that Mr. Reich qualifies as “audit committee financial expert” as such term is defined in Item 407 of Regulation S-K, and is independent as defined in rule 4200(a) (15) of the listing standards of the National Association of Securities Dealers..

BOARD COMMITTEES

Audit Committee

The Audit Committee of the Board reviews the internal accounting procedures of the Company and consults with and reviews the services provided by our independent accountants. The Audit Committee consists of Gerald Schaffer, Stewart Reich and Mace Miller is independent members of the Board. The Audit Committee held two meetings in 2008.

The audit committee has reviewed and discussed the audited financial statements with management; the audit committee has discussed with the independent auditors the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and the audit committee has received the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees), as adopted by the Public Company.

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Compensation Committee

The Compensation Committee of the Board performs the following: i) reviews and recommends to the Board the compensation and benefits of our executive officers; ii) administers the stock option plans and employee stock purchase plan; and iii) establishes and reviews general policies relating to compensation and employee benefits. The Compensation Committee consisted of Messrs Reich, Schaffer and Miller. No interlocking relationships exist between the Board or Compensation Committee and the Board or Compensation Committee of any other company. During the past fiscal year the Compensation Committee met one (1) time.

SECTION 16(A) BENEFICIAL OWNERSHIP COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s Directors and executive officers, and persons who own more than 10 percent of the Company’s common stock, to file with the SEC the initial reports of ownership and reports of changes in ownership of common stock. Officers, Directors and greater than 10 percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Specific due dates for such reports have been established by the SEC and the Company is required to disclose in this Proxy Statement any failure to file reports by such dates during fiscal 2007. Based solely on its review of the copies of such reports received by it, or written representations from certain reporting persons that no Forms 5 were required for such persons, the Company believes that during the fiscal year ended December 31, 2008, there was no failure to comply with Section 16(a) filing requirements applicable to its officers, Directors and ten percent stockholders.

POLICY WITH RESPECT TO SECTION 162(m)

Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), provides that, unless an appropriate exemption applies, a tax deduction for the Company for compensation of certain executive officers named in the Summary Compensation Table will not be allowed to the extent such compensation in any taxable year exceeds $1 million. As no executive officer of the Company received compensation during 2007 approaching $1 million, and the Company does not believe that any executive officer’s compensation is likely to exceed $1 million in 2008, the Company has not developed an executive compensation policy with respect to qualifying compensation paid to its executive officers for deductibility under Section 162(m) of the Code.

CODE OF ETHICS

The Company has adopted its Code of Ethics and Business Conduct for Officers, Directors and Employees that applies to all of the officers, Directors and employees of the Company, which is currently not available on the Company’s website.  A copy of the Company’s Code of Ethics may be obtained from the Company, free of charge, upon written request to the Company at 9107 Wilshire Blvd., Suite 450, Beverly Hills, CA 90210 Attn: Secretary.

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ITEM 11.	EXECUTIVE COMPENSATION

The following table sets forth the cash compensation (including cash bonuses) paid or accrued and equity awards granted by us for years ended December 31, 2008 and 2007 to the Company’s CEO and our most highly compensated officers other than the CEO at December 31, 2008 and 2007 whose total compensation exceeded $100,000.

SUMMARY COMPENSATION TABLE

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards($)	Option Awards ($)	All Other Compensation ($)	Total ($)

Yossi Attia	2008	$240,000	$120,000	$—	$—	—	$360,000
	2007	240,000	120,000	—	—	—	$360,000
Robin Gorelick	2008	168,000	—	24,048	—	—	$192,048
	2007	$155,000	—	—	—	—	$155,000

OUTSTANDING EQUITY AWARDS

Option Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)
Yossi Attia (1)	1,000	(2)	—	—	$3.40	03/12/2011	--	(3)	$--	(3)	—

(1)	Mr. Attia was appointed as Chief Executive Officer of the Company on August 14, 2006.

(2)
On March 22, 2005, the Company granted 1,000 options to Yossi Attia. The stock options granted vest at the rate of 2,500 options on each September 22 of 2005, 2006, 2007 and 2008, respectively. The exercise price of the options ($3.40) is equal to the market price on the date the options were granted.

(3)
In accordance with Mr. Attia’s employment agreement, Mr. Attia was entitled to receive 111,458 shares of common stock for the first year. No shares have been issued and Mr. Attia has waived his right to these shares.

Except as set forth above, no other named executive officer has received an equity award.

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DIRECTOR COMPENSATION

The following table sets forth with respect to the named Director, compensation information inclusive of equity awards and payments made in the year end December 31, 2008.

Name	Fees Earned or Paid in Cash		Fees Earned or Accrued but not Paid in Cash
Stewart Reich	$		$57,504
Ilan Kenig (Resigned during 2008)			25,002
Darren C Dunckel*		120,000
Gerald Schaffer			50,004

Total		$120,000	$132,510

* – As salary via Verge, a former subsidiary of the Company.

OPTIONS/SAR GRANTS IN LAST FISCAL YEAR

There were other grants of Stock Options/SAR made to the named Executive and President during the fiscal year ended December 31, 2007.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION/SAR VALUES

Name	Shares acquired on exercise (#)	Value realized ($)	Number of securities underlying unexercised options/SARs at FY-end (#) Exercisable/ Unexercisable	Value of the unexercised in the money options/SARs at FY-end ($)* Exercisable/ Unexercisable
Yossi Attia, CEO, Director	None	None	1,000	$ 0.00

* Fair market value of underlying securities (calculated by subtracting the exercise price of the options from the closing price of the Company’s common stock quoted on the OTC as of December 31, 2008, which was about $0.02 per share. None of Mr. Attia’s options are presently in the money.

EMPLOYMENT AND MANAGEMENT AGREEMENTS

Effective July 1, 2006, the Company entered into a five-year employment agreement with Yossi Attia as the President and provides for annual compensation in the amount of $240,000, an annual bonus not less than $120,000 per year, and an annual car allowance. On August 14, 2006, the Company amended the agreement to provide that Mr. Attia shall serve as the Chief Executive Officer of the Company for a term of two years commencing August 14, 2006 and granting annual compensation of $250,000 to be paid in the form of Company shares of common stock. The number of shares to be received by Mr. Attia is calculated based on the average closing price 10 days prior to the commencement of each employment year. Mr. Attia has waived his rights to these shares.

 On August 19, 2008, the Company entered into that certain Employment Agreement with Mike Mustafoglu, effective July 1, 2008, pursuant to which Mr. Mustafoglu agreed to serve as the Chairman of the Board of Directors of the Company for a period of five years. Mr. Mustafoglu will receive (i) a salary of $240,000; (ii) a performance bonus of 10% of net income before taxes, which will be allocated by Mr. Mustafoglu and other key executives at the sole discretion of Mr. Mustafoglu; and (iii) a warrant to purchase 10 million shares of common stock of the Company at an exercise price equal to  the lesser of $.50 or 50% of the average market price of the Company’s common stock during the 20 day period prior to exercise on a cashless basis (the “Mustafoglu Warrant”). The Mustafoglu Warrant shall be released from escrow on an equal basis over the employment period of five years. As a result, 2,000,000 shares of the Mustafoglu Warrant will vest per year.  Effective July 16, 2008, the Board of Directors of the Company approved that certain Mergers and Acquisitions Consulting Agreement (the “M&A Agreement”) between the Company and TransGlobal Financial LLC, a California limited liability company (“TransGlobal”). Pursuant to the M&A Agreement, TransGlobal agreed to assist the Company in the identification, evaluation, structuring, negotiation and closing of business acquisitions for a term of five years. As compensation for entering into the M&A Agreement, TransGlobal shall receive a 20% carried interest in any transaction introduced by TransGlobal to the Company that is closed by the Company. At TransGlobal’s election, such compensation may be paid in restricted shares of common stock of the Company equal to 20% of the transaction value. Mike Mustafoglu, who is the Chairman of TransGlobal Financial, was elected on July 28, 2008 at a special shareholder meeting as the Company’s Chairman of the Board of Directors.  On December 24, 2008, Mr. Mustafoglu resigned as Chairman of the Board of Directors of Company to pursue other business interests. Further, that certain Mergers and Acquisitions Consulting Agreement between the Company and TransGlobal was terminated. Mr. Mustafoglu is the Chairman of TransGlobal

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The board of directors of AGL approved an employment agreement between the Company and Mr. Shalom Attia, the controlling shareholder and CEO of AP Holdings Ltd.  The agreement goes into effect on the date that the aforementioned allotments are consummated and stipulates that Mr. Shalom Attia will serve as the VP – European Operations of AGL in return for a salary that costs the Company an amount of US$ 10 thousand a month.  Mr. Attia is also entitled to reimbursement of expenses in connection with the affairs of the Company, in accordance with Company policy, as set from time to time.  In addition, Mr. Shalom Attia is entitled to an annual bonus of 2.5% of the net, pre-tax income of AGL in excess of NIS 8 million. The agreement was ratified by the general shareholders meeting of AGL on 30 October 2007.

Effective July 1, 2006, Verge entered into a non written year employment agreement with Darren C Dunckel as the President of Verge which commenced on July 11, 2006 and provides for annual compensation in the amount of $120,000, the employment expense which was capitalized related to such agreement was $120,000 for each year ended December 31, 2008 and 2007.  Mr. Dunkel subsequently resigned as a director of the Company and Verge was disposed of.

The Company has no pension or profit sharing plan or other contingent forms of remuneration with any officer, Director, employee or consultant, although bonuses are paid to some individuals.

DIRECTOR COMPENSATION

Before June 11, 2006, Directors who are also officers of the Company were not separately compensated for their services as a Director. Directors who were not officers received cash compensation for their services: $2,000 at the time of agreeing to become a Director; $2,000 for each Board Meeting attended either in person or by telephone; and $1,000 for each Audit and Compensation Committee Meeting attended either in person or by telephone. Non-employee Directors were reimbursed for their expenses incurred in connection with attending meetings of the Board or any committee on which they served and were eligible to receive awards under the Company’s 2004 Incentive Plan.

The Board has approved the modification of Directors’ compensation on its special meeting held on June 11, 2006. Directors who are also officers of the Company are not separately compensated for their services as a Director. Directors who are not officers receive cash compensation for their services as follows: $40,000 per year and an additional $5,000 if they sit on a committee and an additional $5,000 if they sit as the head of such committee. Non-employee directors are reimbursed for their expenses incurred in connection with attending meetings of the Board or any committee on which they serve and are eligible to receive awards under our 2004 Incentive Plan.

During 2008 the Board modified its member’s compensation to include only compensation only to committee’s member that was appointed by the prior board, as following: each member: $4,167 per month and chairman $4,792 per month.

STOCK OPTION PLAN

2004 Incentive Plan

a) Stock option plans

In 2004, the Board of Directors established the “2004 Incentive Plan” (“the Plan”), with an aggregate of 800,000 shares of common stock authorized for issuance under the Plan. The Plan was approved by the Company’s Annual Meeting of Stockholders in May 2004. In 2005, the Plan was adjusted to increase the number of shares of common stock issuable under such plan from 800,000 shares to 1,200,000 shares. The adjustment was approved at the Company’s Annual Meeting of Stockholders in June 2005. The Plan provides that incentive and nonqualified options may be granted to key employees, officers, directors and consultants of the Company for the purpose of providing an incentive to those persons. The Plan may be administered by either the Board of Directors or a committee of two directors appointed by the Board of Directors (the “Committee”). The Board of Directors or Committee determines, among other things, the persons to whom stock options are granted, the number of shares subject to each option, the date or dates upon which each option may be exercised and the exercise price per share. Options granted under the Plan are generally exercisable for a period of up to ten years from the date of grant. Incentive options granted to stockholders that hold in excess of 10% of the total combined voting power or value of all classes of stock of the Company must have an exercise price of not less than 110% of the fair market value of the underlying stock on the date of the grant. The Company will not grant a nonqualified option with an exercise price less than 85% of the fair market value of the underlying common stock on the date of the grant.

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The Company has granted the following options under the Plan:

On April 26, 2004, the Company granted 125,000 options to its Chief Executive Officer, an aggregate of 195,000 options to five employees and an aggregate of 45,000 options to two consultants of the Company (which do not qualify as employees). The stock options granted to the Chief Executive Officer vest at the rate of 31,250 options on November 1, 2004, October 1, 2005, October 1, 2006 and October 1, 2007. The stock options granted to the other employees and consultants vest at the rate of 80,000 options on November 1, 2004, October 1, 2005 and October 1, 2006. The exercise price of the options ($4.78) was equal to the market price on the date of grant. The options granted to the Chief Executive Officer were forfeited/ cancelled in August 2006 due to the termination of his employment. Of the 195,000 options originally granted to employees, 60,000 options were forfeited or cancelled during 2005, while the remaining 135,000 options were forfeited or cancelled in August 2006 due to termination of the five employee contracts. 15,000 options granted to one of the consultants were also forfeited or cancelled in April 2006 due to the termination of the consultant’s contract.

Through December 31, 2005, the Company did not recognize compensation expense under APB 25 for the options granted to the Chief Executive Officer and the five employees as the options had a zero intrinsic value at the date of grant. The adoption of SFAS 123R on January 1, 2006 resulted in a compensation charge of $36,817 and $21,241 for the years ended December 31, 2007 and 2006, respectively.

In accordance with SFAS 123, as amended by SFAS 123R, and EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”, the Company computed total compensation charges of $162,000 for the grants made to the two consultants. Such compensation charges are recognized over the vesting period of three years. Compensation expense for the year ended December 31, 2006 was $9,921.

On March 22, 2005, the Company granted an aggregate of 200,000 options to two of the Company’s Directors. These stock options vest at the rate of 50,000 options on each September 22 of 2005, 2006, 2007 and 2008, respectively. The exercise price of the options ($3.40) was equal to the market price on the date the options were granted. Through December 31, 2005, the Company did not recognize compensation expense under APB 25 as the options had a zero intrinsic value at the date of grant. The adoption of SFAS 123R on January 1, 2006 resulted in a compensation charge of $36,817 and $128,284 for the years ended December 31, 2007 and 2006, respectively. One of the directors was elected as Chief Executive Officer from August 14, 2006.

On June 2, 2005, the Company granted 100,000 options to a director of the Company, which vests at the rate of 25,000 options on December 2 of 2005, 2006, 2007, and 2008, respectively. Through December 31, 2005, the Company did not recognize compensation expense under APB 25 as the options had a zero intrinsic value at the date of grant. The adoption of SFAS 123R on January 1, 2006 resulted in a compensation charge of $89,346 for the year ended December 31, 2006. On November 13, 2006, the Director filed his resignation. His options were vested unexercised in February 2007.

(b) Other Options

On October 13, 2003, the Company granted two Directors 100,000 options each, at an exercise price (equal to the market price on that day) of $4.21 per share, with 25,000 options vesting on each April 13, 2004, 2005, 2006 and 2007. There were 100,000 options outstanding as of December 31, 2006. The adoption of SFAS 123R on January 1, 2006 resulted in a compensation charge of $6,599 and $31,824 during the years ended December 31, 2007 and 2006, respectively.

As of December 31, 2008, there were 330,000 options outstanding with a weighted average exercise price of $3.77.

No options were exercised during the year ended December 31, 2008 and the year ended December 31, 2007.

The following table summarizes information about shares subject to outstanding options as of December 31, 2008, which was issued to current or former employees, consultants or directors pursuant to the 2004 Incentive Plan and grants to Directors:

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	Options Outstanding		Options Exercisable
Number Outstanding	Range of Exercise Prices	Weighted- Average Exercise Price	Weighted- Average Remaining Life in Years	Number Exercisable	Weighted- Average Exercise Price
100,000	$4.21	$4.21	1.79	100,000	$4.21
30,000	$4.78	$4.78	2.32	30,000	$4.78
200,000	$3.40	$3.40	3.31	150,000	$3.40

330,000	$3.40-$4.78	$3.77	2.66	280,000	$3.84

(c) Warrants

On June 7, 2005, the Company granted 100,000 warrants to a consulting company as compensation for investor relations services at exercise prices as follows: 40,000 warrants at $3.50 per share, 20,000 warrants at $4.25 per share, 20,000 warrants at $4.75 per share and 20,000 warrants at $5 per share. The warrants have a term of five years and increments vest proportionately at a rate of a total 8,333 warrants per month over a one year period. The warrants are being expensed over the performance period of one year. In February 2006, the Company terminated its contract with the consultant company providing investor relation services. The warrants granted under the contract were reduced time-proportionally to 83,330, based on the time in service by the consultant company.

As part of some Private Placement Memorandums the Company issued warrants that can be summarized in the following table:

Name	Date	Terms	No. of Warrants	Exercise Price
Party 1	3/30/2008	2 years from Issuing	200,000	$1.50
Party 1	3/30/2008	2 years from Issuing	200,000	$2.00
Party 2	6/05/2008	2 years from Issuing	300,000	$1.50
Party 3	6/30/2008	2 years from Issuing	200,000	$1,50
Party 4	9/5/2008	2 years from Issuing	200,000	$1.50

Cashless Warrants:

On September 5, 2008 the Company entered a short term loan memorandum, with Mehmet Haluk Undes a third party, for a short term loan (“bridge”) of up to $275,000 to bridge the drilling program of the Company. As a consideration for said facility, the Company grants the investor with 100% cashless warrants coverage for two years at exercise price of 1.50 per share. The investor made a loan of $220,000 to the company on September 15, 2008 (where said funds were wired to the company drilling contractor), that was paid in full on October 8, 2008. Accordingly the investor is entitled to 200,000 cashless warrants as from September 15, 2008 at exercise price of $1.50 for a period of 2 years. The Company contests the validity of said warrants.

(d) Shares

On May 6, 2008 the Company issued 500,000 shares of its common stock, $0.001 par value per share, to Stephen Martin Durante in accordance with the instructions provided by the Company pursuant to the 2004 Employee Stock Incentive Plan registered on Form S-8 Registration

On June 11, 2008, the Company entered into a Services Agreement with Mehmet Haluk Undes (the “Undes Services Agreement”) pursuant to which the Company engaged Mr. Undes for purposes of assisting the Company in identifying, evaluating and structuring mergers, consolidations, acquisitions, joint ventures and strategic alliances in Southeast Europe, Middle East and the Turkic Republics of Central Asia. Pursuant to the Undes Services Agreement, Mr. Undes has agreed to provide us services related to the identification, evaluation, structuring, negotiating and closing of business acquisitions, identification of strategic partners as well as the provision of legal services. The term of the agreement is for five years and the Company has agreed to issue Mr. Undes 525,000 shares of common stock that shall be registered on a Form S8 no later than July 1, 2008.

On August 13, 2008, the Company issued 16,032 shares of its common stock, $0.001 par value per share, to Robin Ann Gorelick, the Company Secretary, in accordance with the instructions provided by the Company pursuant to the 2004 Employee Stock Incentive Plan registered on Form S-8 Registration

Following the above securities issuance, the 2004 Plan was closed, and no more securities can be issued under this plan.

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2008 Stock Incentive Plan:

On July 28, 2008 - the Company held a special meeting of the shareholders for four initiatives, consisting of approval of a new board of directors, approval of the conversion of preferred shares to common shares, an increase in the authorized shares and a stock incentive plan. All initiatives were approved by the majority of shareholders.  The 2008 Employee Stock Incentive Plan (the “2008 Incentive Plan”) authorized the board to issue up to 5,000,000 shares of Common Stock under the plan.

On August 23, 2008, the Company issued 100,000 shares of its common stock 0.001 par value per share, to Robert M. Yaspan, the Company lawyer, in accordance with the instructions provided by the Company pursuant to the 2008 Employee Stock Incentive Plan registered on Form S-8 Registration

On November 4, 2008, the Company issued 254,000 shares of its common stock 0.001 par value per share, to one consultant (200,000 shares) and two employees (54,000 shares), in accordance with the instructions provided by the Company pursuant to the 2008 Employee Stock Incentive Plan registered on Form S-8 Registration.

ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information relating to the ownership of our voting securities by (i) each person known by us be the beneficial owner of more than five percent of the outstanding shares of our common stock, (ii) each of our directors, (iii) each of our named executive officers, and (iv) all of our executive officers and directors as a group. Unless otherwise indicated, the information relates to these persons, beneficial ownership as of August 19, 2009. Except as may be indicated in the footnotes to the table and subject to applicable community property laws, each person has the sole voting and investment power with respect to the shares owned.

Title of Class	Name of Beneficial Owner (1)	Amount of Class Beneficially Owned	Percentage of Class
Common	Yossi Attia (2)(3)(4)	1,000	*
Common	Robin Ann Gorelick (2)	0	*
Common	Stewart Reich (3) (4)	1,000	*
Common	Mace K. Miller (3)	0	*
Common	Gerald Schaffer (3)	0	*
Common	Dr. Gregory Rubin (3)	0	*
Common	Yasheng Group (6)	50,000,000	47.2%
Common	Capitol Properties LLC (7)	38,461,538	36.3%

	All executive officers and directors as a group (consisting of 6 individuals)	7,700,000	6.7%

*	less than 1.00%

**	Executive officer and/or director of the Company.

(1) Unless otherwise indicated, each person has sole investment and voting power with respect to the shares indicated. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares which such person has the right to acquire within 60 days after August 19, 2009. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on  August 19, 2009, any security which such person or group of persons has the right to acquire within 60 days after such date is deemed to be outstanding for the purpose of computing the percentage ownership for such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

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(2) An officer of the Company.

(3) A director of the Company.

(4) Includes an option to purchase 1,000 shares of common stock at an exercise price of $4.21 per share.

(5) Intentionally left blank.

(6) Yasheng Group is a publicly traded company listed on the pinksheets.  As a result, its board of directors of Yasheng has voting and dispositive control over the securities held by it.

(7) Haggai Ravid has voting and dispositive control over the securities held by Capital.  Capital has agreed to restructure its ownership upon closing of the transaction with Yasheng Group (BVI).

The foregoing table is based upon 113,430,807 shares of common stock outstanding as of August 19, 2009.

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ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During 2007 The Company via ERC rented its office premises in Las Vegas from Yossi Attia for a monthly fee.

Mr. Dunckel a former member of the Board served as President of ERC as wells as Verge., Nevada corporations and former subsidiaries of the Company. As President, he oversees management of real estate acquisitions, development and sales in the United States and Croatia where ERC holds properties. Concurrently, Mr. Dunckel is the Managing Director of The International Holdings Group Ltd. (“TIHG”), the sole shareholder of ERC and as such manages the investment portfolio of this holding company. Mr. Dunckel has entered into various transactions and agreements with the Company on behalf of ERC, Verge and TIHG (all such transactions have been reported on the Company filings of Form 8Ks). On December 31, 2006, Mr. Dunckel executed the Agreement and Plan of Exchange on behalf of TIHG which was issued shares in ERC in consideration for the exchange of TIHG’s interest in Verge. Pursuant to that certain Stock Transfer and Assignment of Contract Rights Agreement dated as of May 14, 2007, the Company transferred its shares in ERC in consideration for the assignment of rights to that certain Investment and Option Agreement, and amendments thereto, dated as of June 19, 2006 which gives rights to certain interests and assets. Mr. Dunckel has represented and executed the foregoing agreements on behalf of ERC, Verge and TIHG as well as executed agreements on behalf of Verge to transfer 100% of Verge. Effective July 1, 2006, Verge entered into a non written year employment agreement with Darren C Dunckel as the President of Verge which commenced on July 11, 2006 and provides for annual compensation in the amount of $120,000, the employment expense which was capitalized related to such agreement was $120,000 for each year ended December 31, 2008 and 2007. Verge loaned to Mr. Darren Dunckel, the sum of $93,822, of which $90,000 was paid-off via Mr. Dunckel employment agreement, and the balance of $3,822 is included in Prepaid and other current assets as of December 31, 2006. As of December 31, 2007, the balance for advances to Mr. Dunckel was paid off. Based on agreements between company controlled by Mr. Dunckel and AGL, Mr. Dunckel acquired Verge from AGL. The Company is not side to these agreements.

Upon closing the acquisition of AGL Mr. Attia was appointed as the CEO of AGL. Mr. Yossi Attia serves as chairmen of the board of AGL.

The board of directors of AGL approved an employment agreement between the Company and Mr. Shalom Attia, the controlling shareholder and CEO of AP Holdings Ltd.  The agreement goes into effect on the date that the aforementioned allotments are consummated and stipulates that Mr. Shalom Attia will serve as the VP – European Operations of AGL in return for a salary that costs the Company an amount of US$ 10 thousand a month.  Mr. Attia is also entitled to reimbursement of expenses in connection with the affairs of the Company, in accordance with Company policy, as set from time to time.  In addition, Mr. Shalom Attia is entitled to an annual bonus of 2.5% of the net, pre-tax income of AGL in excess of NIS 8 million. The agreement was ratified by the general shareholders meeting of AGL on 30 October 2007.

On March 31, 2008, the Company raised $200,000 from a private offering of its securities pursuant to a Private Placement Memorandum (“PPM”). The private placement was for Company common stock which shall be “restricted securities” and were sold at $1.00 per share. The offering included 200,000 warrants to be exercised at $1.50 for two years (for 200,000 shares of the Company common stock), and an additional 200,000 warrants to be exercised at $2.00 for four years (for 200,000 shares of the Company common stock). Said Warrants may be exercised to ordinary common shares of the Company only if the Company issues subsequent to the date of the PPM, 25 million or more shares of its common stock. The money raised from the private placement of the Company’s shares will be used for working capital and business operations of the Company. The PPM was done pursuant to Rule 506. A Form D has been filed with the Securities and Exchange Commission in compliance with Rule 506 for each Private Placement. The investor is D’vora Greenwood (Attia), the sister of Mr. Yossi Attia. Mr. Attia abstained from voting on this matter in the board meeting which approved this PPM.

On September 5, 2008 the Company entered a short term loan memorandum, with Mehmet Haluk Undes, for a short term loan (“bridge”) of $220,000 to bridge the drilling program of the Company. As a consideration for said facility, the Company grants the investor with 100% cashless warrants coverage for two years at exercise price of $1.50 per share. The investor made a loan of $220,000 to the company on September 15, 2008 (where said funds were wired to the company drilling contractor), that was paid in full on October 8, 2008. Accordingly the investor is entitled to 200,000 cashless warrants from September 15, 2008 at exercise price of $1.50 for a period of 2 years.  The Company contest said warrants entitlements to the investor, based on a cause.

On December 5, 2008 the Company entered into and closed an Agreement  with T.A.S. Holdings Limited (“TAS”) (the “TAS Agreement”) pursuant to which TAS agreed to cancel the debt payable by the Company to TAS in the amount of approximately $1,065,000 and its 15,000,000 shares of common stock it presently holds in consideration of the Company issuing TAS 1,000,000 shares of Series B Convertible Preferred Stock, which such shares carry a stated value equal to $1.20 per share (the “Series B Stock”).

38

The Series B Stock is convertible, at any time at the option of the holder, into common shares of the Company based on a conversion price of $0.0016 per share. The Series B Stock shall have voting rights on an as converted basis multiplied by 6.25. Holders of the Series B Stock are entitled to receive, when declared by the Company’s board of directors, annual dividends of $0.06 per share of Series B Stock paid semi-annually on June 30 and December 31 commencing June 30, 2009.

In the event of any liquidation or winding up of the Company, the holders of Series B Stock will be entitled to receive, in preference to holders of common stock, an amount equal to the stated value plus interest of 15% per year.

The Series B Stock restricts the ability of the holder to convert the Series B Stock and receive shares of the Company’s common stock such that the number of shares of the Company common stock held by TAS and its affiliates after such conversion does not exceed 4.9% of the Company’s then issued and outstanding shares of common stock.

The Series B Stock was offered and sold to TAS in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and Rule 506 promulgated there under. TAS is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933. The Company filed its Certificate of Designation of Preferences, Rights and Limitations of Series B Preferred Stock with the State of Delaware

Based on agreements that the company is not side too, Dr. Rubin is partial owner of T.A.S.

ITEM 14.	PRINCIPAL ACCOUNTANTS FEES AND SERVICES

The following table presents aggregate fees for professional audit services rendered by Deloitte Auditing and Consulting Kft. and affiliates, Fahn Kanne and Company, and Robison Hill and Company for the audits of the Company’s annual financial statements for the fiscal years ended December 31, 2008 and 2007, respectively, and fees billed for other services rendered.

	2008	2007
Audit Fees	$41,800	$213,400
Audit-Related Fees		38,000
Tax Fees		20,570

Total	$41,800	$181,500

Fee of the independent Auditors in AGL:

The following is a breakdown of the fees, which are included in the totals above, of the external independent auditors of AGL:

	2007
	Hours	NIS’000	$US ‘000
Auditing services	1,510	375	94
Tax services	20	5	1

Total	1,530	380	95

The following is a breakdown of the fees of the independent Auditors of the Croatian subsidiary, Sitnica:

	2007
	Hours	NIS ‘000	$US ‘000
Auditing services	18	15	4

The Company’s Audit Committee’s policy is to pre-approve all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. All services rendered have been approved by the Audit Committee.

39

ITEM 15.	EXHIBITS

Exhibit No.	Description
2.1	Amendment No. 1 to that certain Share Exchange Agreement by and between Vortex Resources Corp. and Trafalgar Capital Specialized Investment Fund, Luxembourg dated April 29 2008 (15)

2.2	Agreement and Plan of Exchange with Davy Crockett Gas Company, LLC and the members of Davy Crockett Gas Company, LLC dated May 1, 2008 (16)

2.3	Amendment No. 1 to the Agreement and Plan of Exchange with Davy Crockett Gas Company, LLC and the members of Davy Crockett Gas Company, LLC dated June 11, 2008 (19)

2.4
Shares Purchase Agreement between Vitonas Investments Limited, a Hungarian corporation, Certus Kft., a Hungarian corporation, Rumed 2000 Kft., a Hungarian corporation and Euroweb International Corp., a Delaware corporation, dated as of February 23, 2004. (33)

2.5	Share Purchase Agreement by and between Euroweb International Corp. and Invitel Tavkozlesi Szolgaltato Rt. (34)

2.6
Shares Purchase Agreement between Vitonas Investments Limited, a Hungarian corporation, Certus Kft., a Hungarian corporation, Rumed 2000 Kft., a Hungarian corporation and Euroweb International Corp., a Delaware corporation, dated as of February 23, 2004. (33)

3.1	Certificate of Incorporation filed November 9, 1992 (1)

3.2	Amendment to Certificate of Incorporation filed July 9, 1997 (2)

3.3	Bylaws(1)

3.4	Certificate of Designation of Preferences, Rights, and Limitations of Series A Preferred Stock (19)

3.5	Certificate of Designation of Preferences, Rights and Limitations of Series B Preferred Stock (26)

3.6	Restated Certificate of Incorporation (33)

3.7	Certificate of Amendment to the Restated Certificate of Incorporation, dated July 29, 2008 (22)

3.8	Certificate of Ownership of Emvelco Corp. and Vortex Resources Corp.(23)

3.9	Certificate of Amendment to the Certificate of Incorporation , dated February 24, 2009 (28)

3.10	Form of Common Stock Certificate (1)

4.1	Convertible Note issued to Trafalgar Capital Specialized Investment Fund, Luxembourg, dated September 2008 (24)

4.2	Form of Convertible Note dated May 1, 2008 issued to the members of Davy Crockett Gas Company, LLC (16)

4.3	All Inclusive Promissory Note, dated November 27, 2007, issued by 13059 Dickens LLC in the name of Kobi Louria (14)

4.4	Form of Warrant to Purchase 200,000 Shares of Common Stock issued in the name of Vortex One, LLC (20)

10.1	Share Purchase Agreement, dated February 2004, by and between PANTEL TAVKOZLESI ES KOMMUNIKACIOS RT. And Euroweb International Inc. (3)

10.2	Form of Guaranty, dated February 23, 2004 by EuroWeb International, Inc. in favor of PANTEL TAVKOZLESI ES KOMMUNIKACIOS RT. (3)

10.3	Securities Purchase Agreement entered by and between Vortex Resources Corp. and Trafalgar Capital Specialized Investment Fund, Luxembourg dated September 25, 2008 (24)

40

10.4	Security Agreement entered by and between Vortex Resources Corp. and Trafalgar Capital Specialized Investment Fund, Luxembourg dated September 25, 2008 (24)

10.5	Pledge Agreement entered by and between Vortex Resources Corp. and Trafalgar Capital Specialized Investment Fund, Luxembourg dated September 25, 2008 (24)

10.6	Investment Agreement, dated as of June 19, 2006, by and between EWEB RE Corp. and AO Bonanza Las Vegas, Inc. (4)

10.7	Sale and Purchase Agreement, dated as of February 16, 2007, by and between Emvelco Corp. and Marivaux Investments Limited (5)

10.8	Stock Transfer and Assignment of Contract Rights Agreement, dated as of May 14, 2007 among Emvelco Corp., Emvelco RE Corp., The International Holdings Group Ltd., and Verge Living Corporation (6)

10.9	Agreement, dated as of June 5, 2007, among Emvelco Corp., Yossi Attia, Darren Dunckel, and Upswing, Ltd.(7)

10.10	Agreement, dated July 5, 2007 by and between Emvelco Corp and Emvelco RE Corp.(8)

10.11	All-Inclusive Purchase Money Deeds of Trust with Assignment of Rents - Edinburgh Avenue, dated July 5, 2007 by and between Emvelco Corp and Emvelco RE Corp.(8)

10.12	All-Inclusive Purchase Money Deeds of Trust with Assignment of Rents - Harper Avenue, dated July 5, 2007 by and between Emvelco Corp and Emvelco RE Corp. (8)

10.13	All-Inclusive Purchase Money Deeds of Trust with Assignment of Rents - Laurel Avenue, dated July 5, 2007 by and between Emvelco Corp and Emvelco RE Corp. (8)

10.14	Agreement, dated as of June 5, 2007, among Emvelco Corp., Yossi Attia, Darren Dunckel, and Upswing, Ltd.(9)

10.15	Agreement, dated July 2007, by and among Emvelco Corp., Appswing Ltd. and AP Holdings Ltd. (10)

10.16	Agreement, dated July 19, 2007, by and among Emvelco Corp., Kidron Industrial Holdings Ltd and AP Holdings Ltd. (10)

10.17	Indemnification Agreement, dated September 18, 2007 by and between Emvelco Corp. and Verge Living Corporation (11)

10.18	Notice of Exercise of Options, dated October 15, 2007 from Emvelco Corp. to Emvelco RE Corp. (12)

10.19	Settlement and Release Agreement and Amendment No. 1 to that certain Term Sheet by and between Emvelco Corp and Dr. Danny Rittman, dated November 15, 2007. (13)

10.20	All Inclusive Deed of Trust, dated November 27, 2007 by and between 13059 Dickens LLC and Kobi Louria (14)

10.21	Services Agreement dated June 11, 2008 by and between EMVELCO Corp. and Mehmet Haluk Undes (18)

10.22	Limited Liability Company Operating Agreement of Vortex Ocean One, LLC, a Nevada limited liability company, dated June 30, 2008 (20)

10.23	Term Assignment of Oil and Gas Lease issued to Davy Crockett Gas Company, LLC (20)

10.24	Drilling Agreement, dated July 1, 2008, by and between Davy Crockett Gas Company, LLC and Ozona Natural Gas Company, LLC (20)

10.25	Mergers and Acquisitions Consulting Agreement, dated July 1, 2008, by and between the Company and TransGlobal Financial LLC (21)

10.26	Agreement dated December 3, 2008 and is made by and between Vortex Resource Corp. and T.A.S. Holdings Limited (26)

10.27	Form of Agreement, dated December 19, 2009, by and between Vortex Resources Corp. and the assignees of those persons party to that certain Registration Rights Agreement, dated July 21, 2005 (27)

41

10.28	Agreement by and between Vortex Resources Corp. and Star Equity Investments, LLC, dated March 11, 2009 (29)

10.29	Form of Subscription Agreement, dated January 23, 2009 related to the sale of shares of the Company’s Common Stock (30)

10.30	Employment Agreement by and between the Company and Yossi Attia effective July 1, 2006 (31)

10.31	Pledge Agreement by and between Vortex Ocean One LLC and Tiran Ibgui dated November 18, 2008

10.32	Amendment No, 1 Dated as of August 14, 2006 to the Employment Agreement between Yossi Attia and Euroweb International Corp.

10.33	Employment Agreement by and between Emvelco Corp. and Mike M. Mustafoglu (35)

21.1	List of Subsidiaries

31	Certification of the Chief Executive Officer and Principal Financial Officer of Vortex Resources Corp. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32
Certification of the Chief Executive Officer and Principal Financial Officer of Vortex Resources Corp. Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1) Incorporated by reference to Registrant’s Registration Statement on Form SB-2 dated May 12, 1993 (Registration No. 33-62672-NY, as amended)

(2) Incorporated by reference to the exhibit filed with the Registrant’s Form 10-QSB for quarter ended June 30, 1998.

(3) Incorporated by reference to the exhibit filed with the Registrant’s Current Report on Form 8-K on February 27, 2004.

(4) Incorporated by reference to the exhibit filed with the Registrant’s Current Report on Form 8-K on March 9, 2004.

(5) Incorporated by reference to the exhibit filed with the Registrant’s Current Report on Form 8-K on December 21, 2005.

(6) Incorporated by reference to the exhibit filed with the Registrant’s Current Report on Form 8-K on May 16, 2007

(7) Incorporated by reference to the exhibit filed with the Registrant’s Current Report on Form 8-K on June 11, 2007

(8) Incorporated by reference to the exhibit filed with the Registrant’s Current Report on Form 8-K on July 12, 2007

(9) Incorporated by reference to the exhibit filed with the Registrant’s Current Report on Form 8-K on June 11, 2007

(10)  Incorporated by reference to the exhibit filed with the Registrant’s Current Report on Form 8-K on July 26, 2007

(11) Incorporated by reference to the exhibit filed with the Registrant’s Current Report on Form 8-K on September 26, 2007

(12) Incorporated by reference to the exhibit filed with the Registrant’s Current Report on Form 8-K on October 19, 2007

(13) Incorporated by reference to the exhibit filed with the Registrant’s Current Report on Form 8-K on November 19, 2007

(14) Incorporated by reference to the exhibit filed with the Registrant’s Current Report on Form 8-K on December 21, 2007

(15)  Incorporated by reference to the exhibit filed with the Registrant’s Current Report on Form 8-K on  May 5, 2008

(16) Incorporated by reference to the exhibit filed with the Registrant’s Current Report on Form 8-K on  May 7, 2008

(17) Incorporated by reference to the exhibit filed with the Registrant’s Current Report on Form 8-K on  June 10, 2008

(18) Incorporated by reference to the exhibit filed with the Registrant’s Current Report on Form 8-K on  June 13, 2008

42

(19 Incorporated by reference to the exhibit filed with the Registrant’s Current Report on Form 8-K on  June 17, 2008

(20) Incorporated by reference to the exhibit filed with the Registrant’s Current Report on Form 8-K on  July 9, 2008

(21) Incorporated by reference to the exhibit filed with the Registrant’s Current Report on Form 8-K on  July 17, 2008

(22) Incorporated by reference to the exhibit filed with the Registrant’s Current Report on Form 8-K on  August 1, 2008

 (23) Incorporated by reference to the exhibit filed with the Registrant’s Current Report on Form 8-K on  September 4, 2008

(24) Incorporated by reference to the exhibit filed with the Registrant’s Current Report on Form 8-K on  October 2, 2008

(25) Incorporated by reference to the exhibit filed with the Registrant’s Current Report on Form 8-K on  November 20, 2008

(26) Incorporated by reference to the exhibit filed with the Registrant’s Current Report on Form 8-K on  December 5, 2008

(27) Incorporated by reference to the exhibit filed with the Registrant’s Current Report on Form 8-K on  December 31, 2008

(28) Incorporated by reference to the exhibit filed with the Registrant’s Current Report on Form 8-K on  February 25, 2009

(29) Incorporated by reference to the exhibit filed with the Registrant’s Current Report on Form 8-K on  March 19, 2009

(30) Incorporated by reference to the exhibit filed with the Registrant’s Current Report on Form 8-K on  January 28, 2009

(31) Incorporated by reference to the exhibit filed with the Registrant’s Current Report on Form 8-K on  July 5, 2006

(32) Incorporated by reference to the exhibit filed with the Registrant’s Schedule 14A Proxy Statement on May 7, 2003

(33) Incorporated by reference to the exhibit filed with the Registrant’s Current Report on Form 8-K on  March 9, 2004

(34) Incorporated by reference to the exhibit filed with the Registrant’s Current Report on Form 8-K on  December 21, 2005

(35) Incorporated by reference to the exhibit filed with the Registrant’s Quarterly Report on Form 10-Q filed on  August 19, 2008

43

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VORTEX RESOURCES CORP.

	By	/s/ Yossi Attia
Yossi Attia
Dated: September __, 2009		Chief Executive Officer and Director
(Principal Executive Officer and Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange of 1934, as amended, this Report has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

By: /s/ Yossi Attia	Chief Executive Officer and Director	September __, 2009
Yossi Attia	(Principal Executive Officer, Principal Financial and Accounting Officer)

By: /s/ Stewart Reich	Director	September __, 2009
Stewart Reich

By: /s/ Robin Ann Gorelick	Secretary, & Corporate Counsel	September __, 2009
Robin Ann Gorelick

By: /s/ Gerald Schaffer	Director	September __, 2009
Gerald Schaffer

By: /s/ Mace Miller	Director	September __, 2009
Mace Miller

By: /s/ Gregory Rubin	Chairman of the Board and Director	September __, 2009
Gregory Rubin

44

VORTEX RESOURCES CORP.

Consolidated Financial Statements

As of December 31, 2008 and As of December 31, 2007 and for the Years Ended December 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders
Vortex Resources Corp. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Vortex Resources Corp., (f/k/a Emvelco Corp.) and Subsidiaries as of December 31, 2008 and 2007 and the related consolidated statements of operations, comprehensive income, stockholder’s equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We did not audit the financials statements of Atia Group Ltd., a 58.3% owned subsidiary, which statements reflect total assets of $11,748,000 as of December 31, 2007 and total revenues of $-0- for the period from November 2, 2007 (date of acquisition) to December 31, 2007.  Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Atia Group Ltd., is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vortex Resources Corp., and Subsidiaries as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended December 31, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13 to the financial statements, the financing of the Company’s projects is dependent on the future effect of the so called sub-prime mortgage crisis on financial institutions.  This sub-prime crisis may affect the availability and terms of financing of the completion of the projects as well as the availability and terms of financing may affect the Company’s ability to obtain relevant financing, if required.  The sub-prime mortgage crisis has raised substantial doubt about the Company’s ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Robison, Hill & Co. Certified Public Accountants

Salt Lake City, Utah
April 13, 2009

Vortex Resources Corp.
Consolidated Balance Sheet
As of December 31, 2008 and 2007
Amounts in US dollars

ASSETS	2008	2007
Current assets:
Cash and cash equivalents	$123,903	$369,576
Accounts receivable	---	218,418
Intangible, debt discount on Notes with conversion option, current (Note 7)	---	195,266
Total current assets from continued operations	123,903	783,260
Total current assets from discontinued operations (Note 10)		17,547,196
Total current assets	123,903	18,330,456
Fixed assets, net	---	32,425
Total Non Current assets from discontinued operations (Note 10, Note19)	2,600,000	37,145,713

Total assets	$2,723,903	$55,508,594

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	813,064	---
Convertible notes payable to third party – current portion (Note 7)	212,290	---
Other current liabilities	89,400	305,520
Total current liabilities from continued operations	1,114,754	305,520
Total current liabilities from discontinued operations (Note 10)	---	24,297,443
Total current liabilities	1,114,754	24,602,963
Convertible Notes Payable to Third Party (Note 7)	1,742,899	2,277,633

Total Non Current liabilities from discontinued operations (Note 10)	---	9,606,086
Total non Current liabilities	2,857,653	36,486,682
Commitments and contingencies (Note 13)	---	---
Minority interest in subsidiary’s net assets	525,000	6,145,474
Stockholders' equity
Preferred stock, 1,000,000 series B convertible, $1.20 stated value - Authorized and outstanding
1,200,000 and 0 shares, respectively	1,200,000	---
Common stock, $.10 par value - Authorized 400,000,000 shares;
917,809 and 46,092 shares issued; 872,809 and 46,092 shares outstanding, respectively	87,281	4,609
Additional paid-in capital	93,038,051	53,281,396
Accumulated deficit	(94,957,047)	(38,289,630)
Accumulated other comprehensive loss	(2,226)	(2,226
Treasury stock – 1,000 and 12,799 common shares at cost, respectively (Note 16)	(24,809)	(2,117,711)
Total stockholders' equity	(658,750)	12,876,438

Total liabilities and stockholders' equity	$2,723,903	$55,508,594

See accompanying notes to consolidated financial statements.

Vortex Resources Corp.
Consolidated Statements of Operations and Comprehensive Income
Years Ended December 31, 2008 and 2007
Amounts in US dollars

	2008		2007
Revenues from Sales	$	---	$	---
Cost of revenues		---		---
Operating expenses
Compensation and related costs		558,073		762,787
Consulting, professional and directors fees		13.049,759		1,195,922
Other selling, general and administrative expenses		413,576		---
Software development expense		--		136,236
Depreciation and amortization		--		--
Total operating expenses		14,021,409		2,094,945

Operating loss		(14,021,409)		(2,094,945)

Interest income		729,097		1,665,379
Interest expense		(1,922,983)		---

Net interest income (expense)		(1,193,886)		1,665,379
Other income		--		13,899
Bad debt expense		(5,959,956)		--

Loss before income taxes		(21,175,251)		(415,667)

Income tax expense		--		---

Loss from continuing operations		(21,175,251)		(415,667)

Loss from discontinued operations & Goodwill impairment, net of tax (Note 10)		(35,435,635)		(10,656,933)

Net Loss before minority interest in loss of consolidated subsidiary		(56,610,886)		(11,072,600)

Less minority interest in loss of consolidated subsidiary		(56,531)		172,810

Net loss		(56,667,417)		(10,899,790)
Other comprehensive loss		---		(7,765)

Comprehensive (loss)		$(56,667,417)		$(10,907,555)
Loss per share from continuing operations, basic		(108.61)		(8.78)
Loss per share from discontinued operations, basic		(181.75)		(225.10)
Net Loss per share, basic		(290.36)		(233.88)
Loss per share from continuing operations, diluted		(105.78)		(8.78)
Loss per share from discontinued operations, diluted		(177.02)		(225.10)
Net Loss per share, diluted		(282.81)		(233.88)
Weighted average number of shares outstanding, basic		194,967		47,343
Weighted average number of shares outstanding, diluted		200,175		47,343

See accompanying notes to consolidated financial statements.

VORTEX RESOURCES CORP.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2008 and 2007
Amounts in US dollars

	Preferred Stock			Common Stock		Additional		Other Comprehensive		Total
	Number of			Number of		Paid-in	Accumulated	Income	Treasury	Stockholders'
	shares	Amount		shares	Amount	Capital	Deficit	(Loss)	Stock	Equity
Balances, January 1, 2007		$		5,412,270	$5,413	$52,224,829	$(27,389,840)	$5,539	$(994,884)	$23,851,057
Foreign currency translation loss								(7,765)		(7,765
Compensation charge on share options and warrants issued to consultants						80,233				80,233
Treasury stock - Open Market				(180,558)	(181)	-	-	-	(288,636)	(288,817
Treasury stock - Navigator Sale				(622,531)	(623)	-	-	-	(834,191)	(834,814
Discount on Note Payable						976,334				976,334
Net loss for the period				-	-	-	(10,899,790)	-	-	(10,899,790

Balances, December 31, 2007				4,609,181	$4,609	$53,281,396	$(38,289,630)	$(2,226)	$(2,117,711)	$12,876,438
Compensation charge on shares, options and warrants issued to consultants				254,000	254	2,018,161				2,018,415
Treasury stock - Open Market				(103,000)	(103)				(28,400)	(28,503
Issuance of preferred shares and subsequent conversion into common shares				50,000,000	50,000	49,950,000				50,000,000
Issuance of shares - common				2,520,738	2,521	1,014,993				1,017,514
Conversion of notes payable into common shares				45,000,000	45,000	2,105,000				2,150,000
Cancellation of treasury shares						(2,121,302)			2,121,302	---
Discount on Note Payable						1,907,220				1,907,220
Surrendered 15M shares				(15,000,00)	(15,000)	(14,985,000)				(1,500,000)
Conversion of note to Series B preferred	1,000,000		1,200,000			(132,417)				1,067,583
Net loss for the period							(56,667,417)			(56,667,417

Balances, December 31, 2008	1,000,000		$1,200,000	87,280,919	$87,281	$93,038,051	$(94,957,047)	$(2,226)	$(24,809)	$(658,750)

See accompanying notes to consolidated financial statements.

Vortex Resources Corp.
Consolidated Statements of Cash Flows
Year Ended December 31, 2008 and 2007
Amounts in US dollars

	2008	2007

Net loss from continuing operations	(21,175,251)	(827,223)
Decrease (Increase) in accounts receivable	218,418	(130,000)
Increase (Decrease) in accounts payable	813,064	(587,863)
Increase in prepaid assets	0	(397,790)
Amortization of debt discount	222,509	0
Bad debt expense	5,959,956	0
Consulting fees	13,049,759	0
Decrease in other current liabilities	(216,120)	(234,818)
Net cash provided by (used by) continuing operations	(1,127,665)	(2,177,694)
Net cash provided by (used by) discontinued operations	3,046,683	2,265,530
Net cash provided by operating activities	$1,919,018	$87,636

Cash flows from investing activities:
Investment in certificate of deposit and restricted cash	---	(559,765)
Investment in gas rights on real property	(2,150,000)	---
Transaction fees paid in AGL transaction	---	(569,753)
Proceeds from sale of Emvelco RE Corp	---	500,000
Investment in affiliates, at cost	---	50,000
Cash proceeds in AGL transaction	---	2,120,797
Cash proceeds received from Vortex Ocean One member	525,000	---
Cash proceeds received from former DCG members	10,000	---
Loan advances to Emvelco RE Corp	(294,361)	(8,573,602)
Loan advances to Verge Loan advances to Verge	(241,837)	---
Proceeds received from sale of Navigator	---	3,200,000
Repayments from Verge, net	328,300	--
Net cash used in investing activities	(1,822,898)	(3,832,323)

Cash flows from financing activities:
Payments to acquire treasury stock	(28,503)	(289,439)
Proceeds from notes payable	4,009,900	5,401,155
Payment on notes payable	(591,565)	(1,972,367)
Proceeds from secured bank loans	17,993	---
Repayments of bank loans	(4,249,590)	---
Proceeds from related party	482,205	---
Repayment to related party	(1,000,000)	---
Payment to AP Holdings in AGL transaction	---	(1,877,706)
Proceeds from the issuance of stock	1,017,768	---
Net cash (used in) provided by financing activities	(341,792)	1,261,643

Net increase (decrease) in cash and cash equivalents	(245,673)	(2,483,044)
Cash and cash equivalents, beginning of year	369,576	2,852,620
Cash and cash equivalents, end of year	$123,903	$369,576

Vortex Resources Corp.
Consolidated Statements of Cash Flows (continued from prior page F-6)
Year Ended December 31, 2008 and 2007
Amounts in US dollars

Supplemental disclosure:
Cash paid for interest expense	$4,822	$24,751
Cash received for interest income	$394,281	$411,064

Summary of non-cash transactions
Loan to ERC reduced for consideration in AGL transaction	---	$15,000,000
Note payable for consideration in AGL transaction	---	$4,250,000
Note payable converted to 25,000,000 shares	$2,000,000	---
Treasury shares acquired in sale of subsidiary	---	$834,191
Acquisition of subsidiary Preferred shares converted into 50,000,000 common shares	$50,000,000	---
Note payable converted into 20,000,000 common shares	$150,000	---
Note payable converted into 1,000,000 convertible preferred shares	$1,200,000	---
and surrendered 15,000,000 common shares	$15,000,000	---

See accompanying notes to consolidated financial statements.

Vortex Resources Corp.
Notes to Audited Consolidated Financial Statements

1. Organization and Business

Vortex Resources Corp, formerly known as (“f/k/a”) Euroweb International Corp. and Emvelco Corp., is a Delaware corporation and was organized on November 9, 1992. It was a development stage company through December 1993. Effective August 19, 2008, the Company changed its name to Vortex Resources Corp. which was accomplished by merger of a wholly owned subsidiary into the Company with the Company being the survivor entity. Vortex Resources Corp. and its consolidated subsidiaries are collectively referred to herein as “Vortex” or the “Company”. Vortex’s business that was first implemented in 1997 was identifying, developing and operating companies within emerging industries for the purpose of consolidation and sale if favorable market conditions exist. Through December 31, 2007, the Company invested in the real estate development, and in the financing business through Emvelco RE Corp. (“ERC”) and its subsidiaries in the United States of America (“USA”) and in Europe. The Company commenced operations in the investment real estate industry through the acquisition of an empty, non-operational, wholly-owned subsidiary ERC, which was acquired in June 2006. Primary activity of ERC includes investment, development and subsequent sale of real estate, as well as investment in the form of loans provided to, or ownership acquired in, property development companies, directly or via majority or minority owned affiliates. The Company’s headquarters are located in Beverly Hills, California, and its operational offices located in West Hollywood, California.

Through its subsidiaries and series of agreements with ERC, the Company developed and sold in 2007 three properties in the Los Angeles vicinity. The balance of the Company real estate interests were sold during 2008. The Company does not have currently any further properties in the real estate industry.

In 2008, the Company changed or amended its business model to focus on the mineral resources industry, commencing gas and oil sub-industry, which was approved by its shareholders. Based on series of agreements, the Company entered into an Agreement and Plan of Exchange (the "DCG Agreement") with Davy Crockett Gas Company, LLC ("DCG") and its members ("DCG Members"). Pursuant to the DCG Agreement, the Company acquired and the DCG Members sold, 100% of the outstanding membership in DCG. DCG is a limited liability company organized under the laws of the State of Nevada and headquartered in Bel Air, California.  As a newly formed designated LLC, DCG holds certain development rights for gas drilling in Crockett County, Texas. DCG has entered into the final DCG Agreement with the Company, which provided that the members sold all of their membership units to the Company in exchange for 50 million preferred shares of the Company. The sales price was $50 million, as calculated by the 50 million shares at an agreed price of $1.00

The Company elected to move from The NASDAQ Stock Market to the OTCBB to reduce, and more effectively manage, its regulatory and administrative costs, and to enable Company’s management to better focus on its business of developing the natural gas drilling rights recently acquired in connection with the acquisition of DCG.

DCG, a wholly owned subsidiary is a limited liability company and was organized in Nevada on February 22, 2008. The Company's members’ capital accounts consist of 10,000 units. As of December 31, 2008, 10,000 member’s units are issued and outstanding.  DCG has obtained drilling rights from a third party in Wolfcamp Canyon Sandstone Field in West Texas and entering the natural gas production & exploration, drilling, and extraction business.  DCG has the option to purchase rights on up to 180 in-fill drilling locations on about specific 3,600 acres, based on a 20 acres spacing.  The field was first developed in the 1970s on a 160 acre well spacing and was later reduced based on a small radius of the wells drainage. The spacing has subsequently been reduced to 40 acres, 20 acres, and 10 acres accordingly. DCG’s drilling program is based on 20 acres spacing.

Due to current issues in the development of the oil and gas project in Crockett County, Texas, the board obtained a current reserve report for the Company's interest in DCG and Vortex One, which report indicated that the DCG properties as being negative in value. As a result of such report, the world and US recessions and the depressed oil and gas prices, the board of directors elected to dispose of the DCG property and/or desert the project in its entirely.

As a result of the series of transactions described above, the Company’s ownership structure at December 31, 2008 is as follows (designated for sale – see subsequent events):

100% of DCG – discontinued operations
50% of Vortex Ocean One, LLC
7% of Micrologic, (Via EA Emerging Ventures Corp)
100% of 610 N. Crescent Heights, LLC and 50% of 13059 Dickens, LLC – both properties divested

On May 14, 2007, the Company entered into a Stock Transfer and Assignment of Contract Rights Agreement (the "Agreement") with ERC, ERC's principal shareholder TIHG and ERC's wholly owned subsidiary Verge. Pursuant to the Agreement, the Company transferred and conveyed its 1,000 Shares (representing a 43.33% interest) (the "Shares") in ERC to TIHG to submit to ERC for cancellation and return to Treasury (see Note 16).

Based on series of agreements commencing June 5, 2007 and following by July 23, 2007 (as reported on the Company's Form 8-K filed June 11, 2007), the Company, the Company's chief executive officer Yossi Attia, and Darren Dunckel - CEO of ERC (collectively, the "Investors") entered into an Agreement (the "Upswing Agreement") with a third party, Upswing, Ltd. (also known as Appswing Ltd., hereinafter referred to as "Upswing"). Pursuant to the Upswing Agreement, the Investors invested in an entity listed on the Tel Aviv Stock Exchange – the Atia Group Limited, f/k/a Kidron Industrial Holdings Ltd (herein referred to as AGL). In addition, the Investors transferred rights and control of various real estate projects to AGL. The Investors and AGL then effected a transaction, pursuant to which the Investors and/or the Investors' affiliates acquired about 76% of the AGL in consideration of the transfer of the rights to the various real estate projects (including Verge) to AGL (the "Transaction"). Upswing, among other items, advised the Investors on the steps necessary to effectuate the contemplated transfer of real estate project rights to AGL.

Pursuant to the Notice, the Company, subject to performance under the Upswing Agreement, exercised its option (the "Sitnica Option") to purchase ERC's derivative rights and interest in Sitnica d.o.o. through ERC's holdings (one-third (1/3) interest) in AP Holdings Limited ("AP Holdings"), a company organized under the Companies (Jersey) Law 1991, which equates to a one-third interest in Sitnica d.o.o. (excluding ERC's interest in AP Holdings). The Sitnica Option was exercised in the amount of $4,250,000, payable by reducing the outstanding loan amount owing to the Company under the Investment Agreement by $3,550,000 and reducing the Company's deposit with Shalom Atia, Trustee of AP Holdings, by $450,000.

On October 15, 2007, Emvelco delivered that certain Notice of Exercise of Options ("Notice") to ERC, TIHG, Verge and Darren C. Dunckel, individual, President of ERC and/or representative of the foregoing parties. Pursuant to the Notice, Emvelco, subject to performance under the Upswing Agreement, exercised its option (the "Verge Option") to purchase a multi-use condominium and commercial property in Las Vegas, Nevada, via the purchase and acquisition of all outstanding shares of common stock of Verge. The Verge Option was exercised in the amount of $5,000,000 payable in cash, but in no event is the option exercisable prior to Verge breaking ground, plus conversion of $10,000,000 loans given to Verge into Equity as consideration for 75,000 shares of Verge.

The transaction was closed on November 2, 2007. Upon closing, Verge and Sitnica became fully owned subsidiaries of AGL. The Company owned 58.3% of AGL and consolidates AGL’s results in these financial statements.

As a result of the transactions above, the Company’s ownership structure at December 31, 2007 was as follows:

☐	58.3% of Atia Group Limited

☐	10% of Micrologic

☐	Atia Group Limited owns:
100% of Verge Living Corporation
100% of Sitnica

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a “going concern”, which assumes that the Company will continue in operation for at least one year and will be able to realize its assets and discharge its liabilities in the normal course of operations.

In January 2009, the company entered a material term sheet with the Yasheng Group – see subsequent events.

2. Summary of Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation

The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and all variable interest entities for which the Company is the primary beneficiary. All intercompany balances and transactions have been eliminated upon consolidation. Control is determined based on ownership rights or, when applicable, whether the Company is considered the primary beneficiary of a variable interest entity.

Variable Interest Entities

Under Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003) “Consolidation of Variable Interest Entities” (“FIN 46R”), the Company is required to consolidate variable interest entities (“VIE's”), where it is the entity’s primary beneficiary. VIE's are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE.

Based on the transactions, which were closed on November 2, 2007, the Company owned 58.3% of Atia Group Limited (AGL) as of December 31, 2007.  This interest was divested as of effective January 1st, 2008 upon completion of the DCG reverse merger transaction. Since the company is the primary beneficiary through December 31, 2007, the financial statements of AGL are consolidated into these 2007 financial statements.  However, as of January 1, 2008, the balance sheet and results of operations of AGL are not consolidated into these financial statements.  The Company previously issued interim financial statements dated as of March 31, 2008 and for the three month period ending March 31, 2008.  Those financial statements included the consolidation of the AGL. In accordance with Financial Accounting Standards, FAS 154, Accounting Changes and Error Corrections, the Company disclosed the accounting change results in financial statements that are, in effect, the statements of a different reporting entity.  The change shall be retrospectively applied to the financial statements of all prior periods presented to show financial information for the new reporting entity for those periods (see Note 17). As of and for the year ending December 31, 2008, the balance sheets and results of operations of DCG, 610 Crescent Heights, LLC, Dickens LLC and Vortex Ocean One, LLC are consolidated into these financial statements.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Fair value of financial instruments

The carrying values of cash equivalents, notes and loans receivable, accounts payable, loans payable and accrued expenses approximate fair values.

Revenue recognition

The Company applies the provisions of Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin ("SAB") No. 104, “Revenue Recognition in Financial Statements” (“SAB 104”), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 104 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. The Company recognizes revenue when persuasive evidence of an arrangement exists, the product or service has been delivered, fees are fixed or determinable, collection is probable and all other significant obligations have been fulfilled.

Revenues from property sales are recognized in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 66, “Accounting for Sales of Real Estate,” when the risks and rewards of ownership are transferred to the buyer, when the consideration received can be reasonably determined and when Emvelco has completed its obligations to perform certain supplementary development activities, if any exist, at the time of the sale. Consideration is reasonably determined and considered likely of collection when Emvelco has signed sales agreements and has determined that the buyer has demonstrated a commitment to pay. The buyer’s commitment to pay is supported by the level of their initial investment, Emvelco’ assessment of the buyer’s credit standing and Emvelco’ assessment of whether the buyer’s stake in the property is sufficient to motivate the buyer to honor their obligation to it.

Revenue from fixed price contracts is recognized on the percentage of   completion   method.   The   percentage of completion method is also used for condominium projects in which the Company is a real estate developer and all units have been sold prior to the completion of the preliminary stage and at least 25% of the project has been carried out. Percentage of completion is measured by the percentage of costs incurred to balance sheet date to estimated total costs.  Selling,   general, and administrative costs are charged to expense as incurred.  Profit incentives are included in revenues, when their realization is reasonably assured. Provisions for estimated losses on uncompleted projects are made in the period in which such losses are first determined, in the amount of the estimated loss of the full contract. Differences between estimates and actual costs and revenues are recognized in the year in which such differences are determined. The provision for warranties is provided at certain percentage of revenues, based on the preliminary calculations and best estimates of the Company's management.

Cost of revenues

Cost of revenues includes the cost of real estate sold and rented as well as costs directly attributable to the properties sold such as marketing, selling and depreciation.

Real estate

Real estate held for development is stated at the lower of cost or market. All direct and indirect costs relating to the Company's development project are capitalized in accordance with SFAS No. 67 "Accounting for Costs and Initial Rental Operations of Real Estate Projects". Such standard requires costs associated with the acquisition, development and construction of real estate and real estate-related projects to be capitalized as part of that project. The realization of these costs is predicated on the ability of the Company to successfully complete and subsequently sell or rent the property.

Treasury Stock

Treasury stock is recorded at cost. Issuance of treasury shares is accounted for on a first-in, first-out basis. Differences between the cost of treasury shares and the re-issuance proceeds are charged to additional paid-in capital.

Foreign currency translation

The Company considers the United States Dollar (“US Dollar” or "$") to be the functional currency of the Company and its subsidiaries, the prior owned subsidiary, AGL, which reports its financial statements in New Israeli Shekel. (“N.I.S”) The reporting currency of the Company is the US Dollar and accordingly, all amounts included in the consolidated financial statements have been presented or translated into US Dollars. For non-US subsidiaries that do not utilize the US Dollar as its functional currency, assets and liabilities are translated to US Dollars at period-end exchange rates, and income and expense items are translated at weighted-average rates of exchange prevailing during the period. Translation adjustments are recorded in “Accumulated other comprehensive income” within stockholders’ equity. Foreign currency transaction gains and losses are included in the consolidated results of operations for the periods presented.

Cash and cash equivalents

Cash and cash equivalents include cash at bank and money market funds with maturities of three months or less at the date of acquisition by the Company.

Marketable securities

The Company determines the appropriate classification of all marketable securities as held-to-maturity, available-for-sale or trading at the time of purchase, and re-evaluates such classification as of each balance sheet date in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”). In accordance with Emerging Issues Task Force (“EITF”) No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment” (“EITF 03-01”), the Company assesses whether temporary or other-than-temporary gains or losses on its marketable securities have occurred due to increases or declines in fair value or other market conditions.

The Company did not have any marketable securities within continuing operations for the year ended December 31, 2008 (other than Treasury Stocks as disclosed).

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. The Company provides for depreciation of property and equipment using the straight-line method over the following estimated useful lives:

Software	3 years
Computer equipment	3-5 years
Other furniture equipment and fixtures	5-7 years

The Company’s policy is to evaluate the appropriateness of the carrying value of long-lived assets. If such evaluation were to indicate an impairment of assets, such impairment would be recognized by a write-down of the applicable assets to the fair value. Based on the evaluation, no impairment was indicated in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (“SFAS 144”).

Equipment purchased under capital leases is stated at the lower of fair value and the present value of minimum lease payments at the inception of the lease, less accumulated depreciation. The Company provides for depreciation of leased equipment using the straight-line method over the shorter of estimated useful life and the lease term. During the year ended December 31, 2008 and the year ended December 31, 2007, the Company did not enter into any capital leases.

Recurring maintenance on property and equipment is expensed as incurred.

Any gain or loss on retirements and disposals is included in the results of operations in the period of the retirement or disposal. No retirements and disposals occurred for the years ended December 31, 2008 and 2007 for the Company’s continuing operations.

Goodwill and intangible assets

Goodwill results from business acquisitions and represents the excess of purchase price over the fair value of identifiable net assets acquired at the acquisition date. There was goodwill recorded in the transaction with AGL totaling $1.2 million as of December 31, 2007.  Since this subsidiary was divested as of January 1, 2008 in compliance with the C Properties Agreement, this goodwill was impaired during the first quarter of 2008 and presented as a consulting, director and professional fees in the P&L. As a result of the acquisition of DCG, the Company recorded Goodwill for a total of $49,990,000 as the former members of DCG were given conversion rights under the preferred stock arrangement for 50,000,000 common shares at a $1.00 price per share less the contribution of $10,000.

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is tested for impairment annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Management evaluates the recoverability of goodwill by comparing the carrying value of the Company’s reporting units to their fair value. Fair value is determined based a market approach.  For the year ended December 31, 2008, an analysis was performed on the goodwill associated with the investment in DCG, and impairment was charged against the P&L for approximately $35.0 million.

For the year ended December 31, 2007, an analysis was performed on the goodwill associated with the investment in AGL, and impairment was charged against the P&L for approximately $10.2 million.

Intangible assets that have finite useful lives, whether or not acquired in a business combination, are amortized over their estimated useful lives, and also reviewed for impairment in accordance with SFAS 144. On July 22, 2007, the Company entered into a $2 million note payable agreement with third party, which included an option to convert the debt into equity.  Accordingly, the Company recorded the discount on the issuance of debt as an offset to the note payable.  The estimated value of the conversion feature is approximately $976,334, and will be reported as interest expense over the anticipated repayment period of the debt.  Said note was converted during August 2008 – as such all value of the conversion feature is approximately $976,334 was recorded as interest expense.

The Company entered into a Securities Purchase Agreement (the "Agreement") with Trafalgar Capital Specialized Investment Fund, Luxembourg ("Buyer") on September 25, 2008 for the sale of up to $2,750,000 in convertible notes (the "Notes"). Pursuant to the terms of the Agreement, the Company and the Buyer closed on the sale and purchase of $1,600,000 in Notes on September 25, 2008, with escrow instruction to be closed on October 1, 2008.

The Buyer, at its sole discretion, has the option to close on a second financing for $400,000 in Notes (which has been exercised as discussed below) and a third financing for $750,000 in Notes. Pursuant to the terms of the Agreement, the Company agreed to pay to the Buyer a commitment fee of 4% of the commitment amount, a structuring fee of $15,000, a facility draw down fee of 4%, issue the Buyer 150,000 shares of common stock, pay a due diligence fee to the Buyer of $15,000 and pay an advisory fee of $100,000 to TAS Holdings Limited. The Company recorded as an offset to the note payable the discount on the issuance of debt for the conversion feature. The estimated intrinsic value of the conversion feature was approximately $1,907,220 and will be reported as interest expense over the anticipated repayment period of the debt.

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per share reflect the effect of dilutive potential common shares issuable upon exercise of stock options and warrants and convertible preferred stock.

Comprehensive income (loss)

Comprehensive income includes all changes in equity except those resulting from investments by and distributions to shareholders.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Deferred tax assets and liabilities, are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock-based compensation

Effective January 1, 2006, the Company adopted SFAS No. 123R, “Share-Based Payment” (“SFAS 123R”). Under SFAS 123R, the Company is required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The measured cost is recognized in the statement of operations over the period during which an employee is required to provide service in exchange for the award. Additionally, if an award of an equity instrument involves a performance condition, the related compensation cost is recognized only if it is probable that the performance condition will be achieved.

Prior to the adoption of SFAS 123R , the Company accounted for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations, and chose to adopt the disclosure-only provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”), as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (“SFAS 148”). Under APB 25, the Company did not recognize expense related to employee stock options because the exercise price of such options was equal to the quoted market price of the underlying stock at the grant date.

The Company adopted SFAS 123R using the modified prospective method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s fiscal year 2006. Under this method, compensation cost recognized during the year ended December 31, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested, as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 and amortized on an straight-line basis over the requisite service period, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R amortized on a straight-line basis over the requisite service period. Results for prior periods have not been restated.

The Company estimates the fair value of each option award on the date of the grant using the Black-Scholes option valuation model. Expected volatilities are based on the historical volatility of the Company’s common stock over a period commensurate with the options’ expected term. The expected term represents the period of time that options granted are expected to be outstanding and is calculated in accordance with SEC guidance provided in the SAB 107, using a “simplified” method. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the Company’s stock options.

The following table shows total non-cash stock-based employee compensation expense included in the consolidated statement of operations for the year ended December 31, 2008 and the year ended December 31, 2007:

Categories of cost and expenses	Year ended December 31, 2008		Year ended December 31, 2007

Compensation and related costs	$	---	$36,817
Consulting, professional and directors fees		2,018,161	43,416
Total stock-based compensation expense		$2,018,161	$80,233

Recently Issued but Not Yet Adopted Accounting Standards

In December 2007, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 110 (“SAB 110”). SAB 110 amends and replaces Question 6 of Section D.2 of Topic 14, “Share-Based Payment,” of the Staff Accounting Bulletin series. Question 6 of Section D.2 of Topic 14 expresses the views of the staff regarding the use of the “simplified” method in developing an estimate of the expected term of “plain vanilla” share options and allows usage of the “simplified” method for share option grants prior to December 31, 2007. SAB 110 allows public companies which do not have historically sufficient experience to provide a reasonable estimate to continue to use the “simplified” method for estimating the expected term of “plain vanilla” share option grants after December 31, 2007. The Company will continue to use the “simplified” method until it has enough historical experience to provide a reasonable estimate of expected term in accordance with SAB 110.

In December 2007, the FASB issued Statement of Financial Accounting Standards (“SFAS”) 141-R, “Business Combinations.” SFAS 141-R retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (referred to as the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. It also establishes principles and requirements for how the acquirer: (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141-R will apply prospectively to business combinations for which the acquisition date is on or after the Company’s fiscal year beginning October 1, 2009. While the Company has not yet evaluated the impact, if any, that SFAS 141-R will have on its consolidated financial statements, the Company will be required to expense costs related to any acquisitions after September 30, 2009.

In December 2007, the FASB issued SFAS 160, “Non-controlling Interests in Consolidated Financial Statements.” This Statement amends Accounting Research Bulletin 51 to establish accounting and reporting standards for the non-controlling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The Company has not yet determined the impact, if any, that SFAS 160 will have on its consolidated financial statements. SFAS 160 is effective for the Company’s fiscal year beginning October 1, 2009.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position No. FAS 157–2, “Effective Date of FASB Statement No. 157”, which provides a one year deferral of the effective date of SFAS 157 for non–financial assets and non–financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. Therefore, effective January 1, 2008, we adopted the provisions of SFAS No. 157 with respect to our financial assets and liabilities only. Since the Company has no investments available for sale, the adoption of this pronouncement has no material impact to the financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. This statement provides entities the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Effective January 1, 2008, we adopted SFAS No. 159 and have chosen not to elect the fair value option for any items that are not already required to be measured at fair value in accordance with accounting principles generally accepted in the United States.

Gas Rights on Real Property, plant, and equipment

Depreciation, depletion and amortization, based on cost less estimated salvage value of the asset, are primarily determined under either the unit-of-production method or the straight-line method, which is based on estimated asset service life taking obsolescence into consideration. Maintenance and repairs, including planned major maintenance, are expensed as incurred. Major renewals and improvements are capitalized and the assets replaced are retired. Interest costs incurred to finance expenditures during the construction phase of multiyear projects are capitalized as part of the historical cost of acquiring the constructed assets. The project construction phase commences with the development of the detailed engineering design and ends when the constructed assets are ready for their intended use. Capitalized interest costs are included in property, plant and equipment and are depreciated over the service life of the related assets.

The Company uses the “successful efforts” method to account for its exploration and production activities. Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. Costs of productive wells and development dry holes are capitalized and amortized on the unit-of-production method. The Company records an asset for exploratory well costs when the well has found a sufficient quantity of reserves to justify its completion as a producing well and where the Company is making sufficient progress assessing the reserves and the economic and operating viability of the project. Exploratory well costs not meeting these criteria are charged to expense.

Acquisition costs of proved properties are amortized using a unit-of-production method, computed on the basis of total proved natural gas reserves. Significant unproved properties are assessed for impairment individually and valuation allowances against the capitalized costs are recorded based on the estimated economic chance of success and the length of time that the Company expects to hold the properties. The valuation allowances are reviewed at least annually. Other exploratory expenditures, including geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred.

Unit-of-production depreciation is applied to property, plant and equipment, including capitalized exploratory drilling and development costs, associated with productive depletable extractive properties.  Unit-of-production rates are based on the amount of proved developed reserves of natural gas and other minerals that are estimated to be recoverable from existing facilities using current operating methods. Under the unit-of-production method, natural gas volumes are considered produced once they have been measured through meters at custody transfer or sales transaction points at the outlet valve on the lease or field storage tank.

Gains on sales of proved and unproved properties are only recognized when there is no uncertainty about the recovery of costs applicable to any interest retained or where there is no substantial obligation for future performance by the Company’s. Losses on properties sold are recognized when incurred or when the properties are held for sale and the fair value of the properties is less than the carrying value. Proved oil and gas properties held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets.  The Company estimates the future undiscounted cash flows of the affected properties to judge the recoverability of carrying amounts. Cash flows used in impairment evaluations are developed using annually updated corporate plan investment evaluation assumptions for natural gas commodity prices. Annual volumes are based on individual field production profiles, which are also updated annually. Cash flow estimates for impairment testing exclude derivative instruments. Impairment analyses are generally based on proved reserves. Where probable reserves exist, an appropriately risk-adjusted amount of these reserves may be included in the impairment evaluation. Impairments are measured by the amount the carrying value exceeds the fair value.

Restoration, Removal and Environmental Liabilities

The Company is subject to extensive federal, state and local environmental laws and regulations.  These laws regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of natural gas substances at various sites.  Environmental expenditures are expensed or capitalized depending on their future economic benefit.  Expenditures that relate to an existing condition caused by past operations and that have no future economic benefit are expensed. Liabilities for expenditures of a noncapital nature are recorded when environmental assessments and/or remediation is probable, and the costs can be reasonably estimated. Such liabilities are generally undiscounted unless the timing of cash payments for the liability or component is fixed or reliably determinable.

The Company accounts for asset retirement obligations in accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations” (SFAS 143). SFAS 143 addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.  SFAS 143 requires that the fair value of a liability for an asset's retirement obligation be recorded in the period in which it is incurred and the corresponding  cost capitalized by increasing the carrying amount of the related long-lived asset.  The liability is accreted to its then present value each period, and the capitalized cost is depreciated over the useful life of the related asset.  The Company will include estimated future costs of abandonment and dismantlement in the full cost amortization base and amortize these costs as a component of our depletion expense in the accompanying financial statements.

Business segment reporting

Though the company had minor holdings of real estate properties which have been sold as of December 31, 2008, the Company manages its operations in one business segment, the Resources and Mineral - natural gas production, exploration, drilling, and extraction business.

3. Line of Credit and Restricted Cash

The Company’s real estate investment operations required substantial up-front expenditures for land development contracts and construction. Accordingly, the Company required a substantial amount of cash on hand, as well as funds accessible through lines of credit with banks or third parties, to conduct its business.  The Company had financed its working capital needs on a project-by-project basis, primarily with loans from banks and debt via the All Inclusive Trust Deed Agreement (AITDA), and with the existing cash of the Company. On August 28, 2006, the Company entered into a $4,000,000 Revolving Line of Credit (“line of credit”) with a commercial bank. As security for this credit facility, the Company deposited $4,000,000 into a certificate of deposit (“CD”) as collateral for a two year period. The CD earns interest at a rate of 5.25% annually, and any interest earned on the CD is restricted from withdrawal and must remain in the account for the entire term. On November 21, 2006, the Company deposited an additional $4,000,000 into another CD with the same restrictions on withdrawal. This CD matured on November 21, 2008 and the deposit bears an interest rate of 5.12% annually. The interest rate on the line of credit is 5.87% annually.

As of December 31, 2007, the outstanding balance on the line of credit including interest was $8,401,154 and the balance of the related certificate of deposit including interest was $8,518,985.

As of December 31, 2008, the Company paid off the lines of credit in full – See Breakdown in Note 10.

4. Investment (and loans) in Affiliates, at equity

On June 14, 2006, Emvelco issued a $10 million line of credit to ERC. Outstanding balances bore interest at an annual rate of 12% and the line of credit had a maximum borrowing limit of $10 million. Initially on October 26, 2006 and then again ratified on December 29, 2006, the Board of Directors of Emvelco approved an increase in the borrowing limit of the line of credit to $20 million. The Board also restricted use of the funds to real estate development.  On November 2, 2007, the Company exercised the Verge option to purchase a multi-use condominium and commercial property in Las Vegas, Nevada, thereby reducing the amount outstanding by $10 million.  Additionally, the Verge option required that the Company pays The International Holdings Group (TIHG), the then parent of ERC, and another $5 million when construction began on the Verge Project.  As of December 31, 2008, the Company has accrued and recorded that payment as a reduction to this loan receivable balance.  As of December 31, 2008, the outstanding loan receivable balances by ERC and Verge (related parties) were charged to bad debt expense on the statement of operations, due to the Company change of strategy, turmoil in the real estate industry including the sub-prime crisis and world financial crisis, which among other factor lead Verge to file for Bankruptcy protection.

2007 - Investment in Atia Group Limited (AGL)

As of December 31, 2007, the Company owns approximately 58.3% of the outstanding stock of the AGL.  AGL owned and managed two real estate development companies, Verge - which is in the process of building a condominium development in Las Vegas, Nevada and Sitnica - which is developing land in Croatia.  The Company's consolidated statement of operations for the year ended December 31, 2007 include AGL’s expenses for the period November 2, 2007 to December 31, 2007, when the Company's owned 58.3% of AGL as follows:

2007

Revenues	$--
Operating expenses	(395,155)
Interest expense	(19,258)
Net loss	(414,413)
Minority interest in subsidiary’s losses	172,810
Company’s portion of subsidiary’s losses	(241,603)

See Breakdown in Note 10

5. Investment in Land development

As of December 31, 2007, the Company’s subsidiary, AGL, owned 100% of the shares of Verge.  Verge holds title to 11 adjacent lots in Las Vegas, Nevada and intended to develop approximately about 296 (number of units may be changed due to realignment of the design) condos plus commercial retail in down town Las Vegas.

Below are the addresses of said lots (“Real Property”):

604 N Main Street, Las Vegas, NV 89101
634 N Main Street, Las Vegas, NV 89101
601 1st Street, Las Vegas,         NV 89101
603 1st Street, Las Vegas,         NV 89101
605 1st Street, Las Vegas,         NV 89101
607 1st Street, Las Vegas,         NV 89101
625 1st Street, Las Vegas,         NV 89101
617 1st Street, Las Vegas,         NV 89101
701 1st Street, Las Vegas,         NV 89101
703 1st Street, Las Vegas,         NV 89101
705 1st Street, Las Vegas,         NV 89101

The following table summarizes the carrying values of the investment in land development as of December 31, 2007:

Land vested from LLC – transfer of title – historical cost	$2,800,000
Land development investments	11,125,795
Accrued interest	1,229,680

Total Investment in Land Development	$15,551,475

As of December 31, 2007, the Company’s subsidiary, AGL, owned 100% of the shares of Sitnica.  Sitnica holds title to 25 adjacent plots of land in Samobor, Croatia.  The aggregate land is approximately 74.7 thousand square meters and was appraised for $17,299,230.  The appraisal was performed by an independent professional appraisal firm in Israel and is based on fair value on July 11, 2007.  The fair value was based on comparing market values of similar real estate which have similar characteristics in the Croatia market.  Also, there are no lease agreements on the land and the property was evaluated as one lot.  As of December 31, 2007, Sitnica’s investment in land development increased to $17,498,582.

As at 31 December 2007, the contractual rights of the subsidiary in these assets included the following rights in land in Samobor, Croatia:

Detail – Lot Number	Sq.m.
3782	1,574
3783	1,965
3780	1,554
3783	1,965
3777	5,927
3778	6,289
3779	6,992
3723	3,257
3724/1	3,227
3724/2	3,007
3722/2	3,420
3732/1	2,454
3743	1,664
3740	2,604
3737	3,038
3738	1,562
3742	1,612
3731	5,224
3744	2,588
3726	899
3727/2	714
3727/1	1,947
3737	3,038
3738	1,562
3776	6,618
74,701

The following table summarizes the carrying values of the investment in land development as of December 31, 2007:

Investment in Land Development - Verge	$15,551,475
Investment in Land Development - Sitnica	17,498,582
Investment in Land Development – Total for AGL	33,050,057
Less: minority interest in subsidiary’s net assets (41.7%)	(13,781,874)
Investment in Land Development – Company’s portion	$19,268,183

See Breakdown in Note 10

6. Real Estate Investments for Sale

The Company owned 100% of subsidiary 610 N. Crescent Heights, LLC, which is located in Los Angeles, CA.  On April 2008, the Company obtained Certificate of Occupancy from the City of Los Angles, and listed the property for sale at selling price of $2,000,000. At December 31, 2008, the Company sold the property for the gross sale price of $1,990,000 and recorded costs of sales totaling $2,221,929, which were previously capitalized construction costs.  The board resolved to discontinue real estate operations during 2008 and these amounts are presented as part of discontinued operations.  (Note 10)

The Company owned 50% of 13059 Dickens, LLC, as reported by the Company on Form 8-K on December 21, 2007, through a joint venture with a third party at no cost to the Company. As all balances due under this venture is via All Inclusive Trust Deed, and in lieu of the Company new strategy, the Company entered advanced negotiations with regards to selling its interest to the other party, as no cost to the Company, or liability, by conveying back title of said property, and releasing the Company from any associated liability. As of September 30, 2008, the project was sold back to the third party, by reversing the transaction, at no cost to the Company.

7. Convertible Notes Payable and Debt Discount

Trafalgar:

The Company entered into a Securities Purchase Agreement (the "Agreement") with Trafalgar Capital Specialized Investment Fund, Luxembourg ("Buyer") on September 25, 2008 for the sale of up to $2,750,000 in convertible notes (the "Notes"). Pursuant to the terms of the Agreement, the Company and the Buyer closed on the sale and purchase of $1,600,000 in Notes on September 25, 2008, with escrow instruction to be closed on October 1, 2008. The Buyer, at its sole discretion, has the option to close on a second financing for $400,000 in Notes (which has been exercised as discussed below) and a third financing for $750,000 in Notes. Pursuant to the terms of the Agreement, the Company agreed to pay to the Buyer a commitment fee of 4% of the commitment amount, a structuring fee of $15,000, a facility draw down fee of 4%, issue the Buyer 150,000 shares of common stock, pay a due diligence fee to the Buyer of $15,000 and pay an advisory fee of $100,000 to TAS Holdings Limited.

The Notes bear interest at 8.5% with such interest payable on a monthly basis with the first two payments due at closing. The Notes are due in full in September 2010. In the event of default, the Buyer may elect to convert the interest payable in cash or in shares of common stock at a conversion price using the closing bid price of when the interest is due or paid. The Notes are convertible into  common stock, at the Buyer's option, at a conversion price equal to 85% of the volume weighted average price for the ten days immediately preceding the conversion but in no event below a price of $2.00 per share. If on the conversion or redemption of the Notes, the Euro to US dollar spot exchange rate (the "Exchange Rate") is higher that the Exchange Rate on the closing date, then the number of shares shall be increased by the same percentage determined by dividing the Exchange Rate on the date of conversion or redemption by the Exchange Rate on the closing date ($0.68 per Euro). The Company is required to redeem the Notes starting on the fourth month in equal installments of $56,000 with a final payment of $480,000 with respect to the initial funding of $1,600,000. We are also required to pay a redemption premium of 7% on the first redemption payment, which will increase 1% per month. The Company may prepay the Notes in advance, which such prepayment will include a redemption premium of 15%. In the event the Company closes on a funding in excess of $4,000,000, the Buyer, in its sole election, may require that the Company redeem the Notes in full. On any principal or interest repayment date, in the event that the Euro to US dollar spot exchange rate is lower than the Euro to US dollar spot exchange rate at closing, then we will be required to pay additional funds to compensate for such adjustment.

Pursuant to the terms of the Notes, the Company shall default if (i) the Company fails to pay amounts due within 15 days of maturity, (ii) failure of the Company to comply with any provision of the Notes upon ten days written notice; (iii) bankruptcy or insolvency or (iv) any breach of the Agreement and such breach is not cured upon ten days written notice. Upon default by the Company, the Buyer may accelerate full repayment of all Notes outstanding and all accrued interest thereon, or may convert all Notes outstanding (and accrued interest thereon) into shares of common stock (notwithstanding any limitations contained in the Agreement and the Notes). The Buyer has a secured lien on three of our wells and would be entitled to foreclose on such wells in the event an event of default is entered. In the event that the foregoing was to occur, significant adverse consequences to the Company would be reasonably anticipated.

So long as any of the principal or interest on the Notes remains unpaid and unconverted, the Company shall not, without the prior written consent of the Buyer, (i) issue or sell any common stock or preferred stock, (ii) issue or sell any Company preferred stock, warrant, option, right, contract, call, or other security or instrument granting the holder thereof the right to acquire Common Stock, (iii) incur debt or enter into any security instrument granting the holder a security interest in any of the assets of the Company or (iv) file any registration statement on Form S-8.

The Buyer has contractually agreed to restrict their ability to convert the Notes and receive shares of our common stock such that the number of shares of the Company common stock held by a Buyer and its affiliates after such conversion or exercise does not exceed 9.9% of the Company's then issued and outstanding shares of common stock.

The Buyer exercised its option to close on a second financing for $400,000 in Notes on October 28, 2008 and still holds an option to close on additional financing for $750,000 in Notes.  The terms of the second financing for $400,000 are identical to the terms of the $1,600,000 Note, as disclosed in detail on the Company filing on October 2, 2008 on Form 8-K - Unregistered Sale of Equity Securities, Financial Statements and Exhibits. The Notes are convertible into our common stock, at the Buyer's option, at a conversion price equal to 85% of the volume weighed average price for the ten days immediately preceding the conversion but in no event below a price of $2.00 per share.

As of the date hereof, the Company is obligated on the Notes issued to the Buyer in connection with this offering. The Notes are a debt obligation arising other than in the ordinary course of business, which constitute a direct financial obligation of the Company.

The Notes were offered and sold to the Buyer in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and Rule 506 promulgated there under. The Buyer is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

The Company recorded a discount on the issuance of debt for the conversion feature, which decreased the note payable by the same amount. The estimated value of the conversion feature was approximately $1,907,220 and will be reported as interest expense over the anticipated repayment period of the debt.

As reported under Legal proceedings, the Company notified Trafalgar that Trafalgar is in breech with regard to the services to be performed in accordance with the $2,000,000 loan agreement.  Pursuant to FASB 5, the $2,000,000 is recorded as a liability on the balance sheet since the outcome of the legal actions is undeterminable at this time.

Star:

On September 1, 2008, the Company entered into a note payable with Star Equity Investments LLC (STAR), a third party, for $1 million was effective January 1, 2008. The proceeds from this note were used to pay off the Company’s debt to Mr. Attia, a related party.  The note bears 12% interest commencing October 1st, 2008 and can be converted (including interest) into common shares of the Company at an established conversion price of $0.75 per share. Per STAR notice, it found the Company as on default, and having negotiations with the Company to resolve said issues. On March 2009, the parties agreed on conversion of said note plus interest accrued for December 31, 2008 into 8.5 million common shares of the company.

AP Holdings Limited (AP):

On October 1, 2008, the Company entered into a short term note payable (6 month maturity) with AP – a foreign Company controlled by Shalom Atia (the brother of Yossi Attia, the Company CEO), a third party, for $330,000. The note bears 12% interest commencing October 1st, 2008 and can be converted (including interest) into common shares of the Company at an established conversion price of $0.015 per share.

Convertible Note (Year 2007):

The Company recorded an intangible asset related to the discount on the issuance of debt. The estimated value of the conversion feature was approximately $976,334, and would have been reported as interest expense over the anticipated repayment period of the debt.  The $2,000,000 note was converted into common stock on August 13, 2008.  Accordingly, the Company recognized amortization of the discount in the aggregate amount of $232,581 from inception to interest expense and the remaining $743,752 of the intangible asset related to the discount on the issuance of debt was expensed.

TAS Agreement

On December 5, 2008 the Company entered into and closed an Agreement with T.A.S. Holdings Limited (“TAS”) (the “TAS Agreement”) pursuant to which TAS agreed to cancel the debt payable by the Company to TAS in the amount of approximately $1,065,000 and its 15,000,000 shares of common stock it presently holds in consideration of the Company issuing TAS 1,000,000 shares of Series B Convertible Preferred Stock, which such shares carry a stated value equal to $1.20 per share (the “Series B Stock”).

The Series B Stock is convertible, at any time at the option of the holder, into common shares of the Company based on a conversion price of $0.0016 per share.  The Series B Stock shall have voting rights on an as converted basis multiplied by 6.25.  Holders of the Series B Stock are entitled to receive, when declared by the Company’s board of directors, annual dividends of $0.06 per share of Series B Stock paid semi-annually on June 30 and December 31 commencing June 30, 2009.

The Convertible Notes Payable and related discount were recorded and disclosed pursuant to SFAS 133 and EITF 00-19.  The debt conversion feature or discount can be found in the Consolidated Statements of Shareholder Equity. EITF 00-19 – Intrinsic value of a conversion feature-contingent conversion shows recording of the debt discount as an offset against the note and also recorded as a component of shareholders’ equity.  Amortization of the debt discount utilizes the effective interest method.  The rate used for the transaction is 5.83%.

8. Payable to Land Sellers

Amounts payable to the sellers of the Sitnica land are included in accounts payable and accrued expense.  AP, a related party (in year 2007) - paid 10% of the agreed amount of the land. The Company paid AP the amount due, however Sitnica still owed the sellers of the land the remaining 90% as well as 5% of the cost of the land is due to the tax authorities for a purchase land local tax.

The following table summarizes the carrying values of the amounts due to the Sitnica land sellers as of December 31, 2007:

Due to land sellers – 90%	$11,960,466
Sales tax due to Croatia tax authorities 5%	649,746
Total amounts due for land purchase – Total for AGL	12,610,212
Less: minority interest in subsidiary’s net assets (41.7%)	(5,258,428)
Investment in Land Development – Company’s portion	$7,351,754

9. Acquisition

Davy Crockett Gas Company, LLC (DCG)

Based on series of agreements that were formalized on May 1, 2008, the Company entered into an Agreement and Plan of Exchange with DCG.  (See Notes 1, 2)

Vortex Ocean One, LLC

On June 30, 2008, the Company formed a limited liability company with Tiran Ibgui, an individual ("Ibgui"), named Vortex Ocean One, LLC (the "Vortex One"). The Company and Ibgui each own a fifty percent (50%) membership interest in Vortex One. The Company is the Manager of the Vortex One. Vortex One has been formed and organized to raise the funds necessary for the drilling of the first well being undertaken by the Company's wholly owned subsidiary DCG (as reported on the Company's Form 8-Ks filed on May 7, 2008 and May 9, 2008 and amended on June 16, 2008). The Company and Ibgui entered into a Limited Liability Company Operating Agreement which sets forth the description of the membership interests, capital contributions, allocations and distributions, as well as other matters relating to Vortex One.  Mr. Ibgui paid $525,000 as consideration for his 50% ownership in Vortex One and the Company issued 525,000 common shares at an establish $1.00 per share price for its 50% ownership in Vortex One. On October and November 2008, the Company entered into settlement arrangements with Mr. Ibgui, whereby the Company agree to transfer the 525,000 common shares previously owned by Vortex One to Mr. Ibgui in exchange for settlement of all disputes between the two parties, as well as pledge and assigned the DCG 4 term assignments. On March 2009, Vortex One via exercise its pledge entered into a sale agreement with third party with regards to the 4 term assignments – See Subsequent events.

Atia Group Limited (AGL)

On November 2, 2007, the Company acquired approximately 58.3% of the outstanding stock of AGL.  AGL owned and managed two real estate development companies, Verge, which was in the process of building a condominium development in Las Vegas, Nevada and Sitnica, which is developing land in Croatia.  The Company's consideration paid to acquire 58.3% of AGL’s outstanding stock was as follows:

2007

Conversion of loan receivable from ERC	$10,000,000
Amount due to TIHG, parent of ERC	5,000,000
Convertible note payable	4,250,000
Conversion of note receivable from related party	450,000
Transaction related fees	569,753
Consideration paid to acquire 58.3% of AGL	20,269,753

The book value of AGL’s net assets at the transaction date was substantially lower than the consideration paid.  As such, the Company recorded goodwill, calculated as follows:

Book value of AGL’s net assets at November 2, 2007	$15,161,881
Minority interest in subsidiary’s net assets	(6,322,504)
Company’s portion of AGL’s net assets	8,839,376

Consideration paid to acquire 58.3% of AGL	20,269,753

Goodwill recorded at November 2, 2007	11,430,377

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is tested for impairment annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Management evaluates the recoverability of goodwill by comparing the carrying value of the Company’s reporting units to their fair value using a market approach. As such, the Company recorded an impairment of goodwill at December 31, 2007 in the amount of $10,245,377

See Breakdown in Note 10

10. Dispositions

Completed divesture of AGL shares

On August 19, 2008, the Company entered into a Final Fee Agreement (the “Consultant Agreement”) with a third party, C. Properties Ltd. (“Consultant”). Pursuant to the Consultant Agreement, the Company agreed with the Consultant to exchange the Company’s interest in AGL as a final fee in connection with its DCG acquisition.  The Company had to pay Consultant certain fees in accordance with the Consultant Agreement and the Consultant had agreed that, in lieu of cash payment, it would receive equivalent fair value for services rendered, which was determined to be an aggregate of up to 734,060,505 shares of stock of the AGL.

The Consultant was not advised about the restructuring of the acquisition of DCG by the Company and in order to compensate the Consultant and avoid any potential litigation, the Company has agreed to waive the above production requirements set forth in the Consultant Agreement and to transfer all of the Company interest in AGL immediately where such transfer shall be considered effective January 1, 2008.

On August 16, 2008 610 N. Crescent Heights, LLC, entered into a sale and escrow agreement with third parties, for the sale of the real property located at 610 North Crescent Heights, Los Angeles, for $1,990,000. Said escrow was closed as of September 30, 2008.

On August 19, 2008, the Dickens LLC conveyed title and its AITD to third party, reversing the Company’s joint venture with said third party, at no cost or liability to the Company.

Completed sale of Navigator

On February 16, 2007, the Company entered into a Sale and Purchase Agreement (the “Agreement”) with Marivaux Investments Limited (“MIL”) and Fleminghouse Investments Limited (“FIL” and collectively with MIL, the “Buyers”). Pursuant to the Agreement, the Company sold 100% of the Company’s interest in Navigator (a wholly-owned subsidiary of the Company) for $4,034,191 consisting of $3,200,000 in cash and 622,531 shares of the Company’s common stock, excluding estimated transaction costs, success fees and a guarantee provision of approximately $124,000. The Company shares were valued at $1.34 per share, representing the closing price of the Company on the NASDAQ Capital Market on February 16, 2007, the closing of the sale. The Company canceled its common stock acquired during the disposition.

On March 2009 the board of directors of the company decided to vacate the DCG project. Goodwill was impaired by approximately $35.0M in association with this segment – See subsequent events.

	2008	2007
Discontinued Operations (Profit & Loss):
Sale of real estate	$(1,990,000)	$(6,950,000)
Cost of sale of real estate	2,221,929	6,505,506
Loss on Hamel	213,706	---
Other selling, general and administrative expenses – real estate	---	469,942
Interest expense – real estate	---	386,108
Goodwill Impairment – DCG project	34,490,000	---
Goodwill Impairment – AGL project	---	10,245,377
Total	$35,435,635	$10,656,933

	2008	2007
Discontinued Operations – Current Assets:
Gas Rights on Real property	$2,600,000	---
Restricted Cash – Certificate of Deposit	---	13,008,220
Loan to Affiliated Party	---	4,538,976
Total	$2,600,000	17,547,196

	2008	2007
Discontinued Operations Non Current Assets:
Construction In Progress	---	2,215,725
Intangible, Debt Discount On Notes with Conversion Option	---	694,936
Investment in Land Development	---	33,050,052
Goodwill	---	1,185,000
Total	$-	$37,145,713

	2008	2007
Discontinued Operations Current Liabilities:
Account payable and Accrued Expenses	---	15,380,205
Due to related Party	---	516,084
Secured Bank Loans	---	8,401,154
Total	$-	$24,297,443

	2008	2007
Discontinued Operations Non Current Liabilities:
Liability for Escrow Refunds	---	4,489,235
Fees Due On Closing	---	2,384,176
Deferred Taxes	---	812,711
Other Long Term Liabilities	---	1,919,964
Total	$-	$9,606,086

11. Income taxes

The net income before income taxes by tax jurisdiction for the years ended December 31, 2008 and 2007 was as follows:

	2008	2007
Net income before income taxes:
Domestic	$(56,667,417)	$(10,658,187)
Foreign	---	(241,603)
Total	$(56,667,417)	$(10,899,790)

The provision for income taxes from continuing operations reflected in the consolidated statements of operations is zero; as such, there are no separate components.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to the loss from continuing operations before income taxes. The sources and tax effects of the differences for the years ended December 31, 2008 and 2007 is summarized as follows:

	2008		2007
	Amount	%	Amount	%
Computed expected tax
Expense/(Benefit)	$(19,833,596)	(35.00)	$(3,814,926)	(35.00)

Change in Valuation Allowance	19,833,596	(35.00)	3,814,926	(35.00)
Total expense/(benefit)	$0	0%	$0	0%

For U.S. Federal income tax purposes, the Company had unused net operating loss carry forwards at December 31, 2007 of approximately $16 million available to offset future taxable income.  From the $16 million of losses, $1 million expire in various years from 2008-2010, $2 million expires in 2011, and the remaining $13 million expire in various years from 2017 through 2027. The Company has no capital loss carryover for US income tax purposes.

In May 2006, the Company sold Euroweb Hungary and Euroweb Romania, which resulted in the utilization of approximately $10M of the capital loss carry forwards and net operating loss carry forwards. The Tax Acts of some jurisdictions contain provisions which may limit the net operating loss and capital loss carry forwards available to be used in any given year if certain events occur, including significant changes in ownership interests. As a result of various equity transactions, management believes the Company experienced an “ownership change” in the second half of 2006, as defined by Section 382 of the Internal Revenue Code, which limits the annual utilization of net operating loss carry forwards incurred prior to the ownership change. As calculated, the Section 382 limitation does not necessarily impact the ultimate recovery of the U.S. net operating loss; although it will defer the realization of the tax benefit associated with certain of the net operating loss carry forwards.

The Company recorded a full valuation allowance against the net deferred tax assets. In assessing deferred tax assets, management considers whether it is more likely than some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and tax loss carry forwards become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Company will not realize the benefit of these deductible differences, net of existing valuation allowances at December 31, 2008. Undistributed earnings of the Company’s indirect investment into foreign subsidiaries are currently not material. Those earnings are considered to be indefinitely reinvested; accordingly, no provision for US federal and state income tax has been provided thereon. Upon repatriation of those earnings, in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable due to the complexities associated with its hypothetical calculation.

Taxation of companies in Israel (AGL-Year 2007):

 The Company’s subsidiary AGL is taxed in Israel under the provisions of the Israel Tax Ordinance (New Version) 1961 (hereinafter – the “Ordinance”).Until 31 December 2007, AGL was subject to the Income Tax Law (Inflationary Adjustments) – 1985, whereby the results of operations for tax purposes are measured on a "real" basis" by adjusting the income for changes in the ICPI.  Commencing on 1 January 2008, this law has been cancelled and transition provisions were set out.  Accordingly, the results of operations will be measured for tax purposes on a nominal basis. Tax rates applicable to the income of the Company: On July 25, the Israeli parliament passed an amendment to the Income Tax Ordinance (No. 147) – 2005 (hereinafter – the “Amendment”) which stipulates, among other things, that the corporate tax rate will be gradually reduced to the following tax rates: 2006 – 31%; 2007 – 29%; 2008 – 27%; 2009 – 26%; 2010 and thereafter – 25%.

On 10 February 2008, the Israeli Tax Authority issued a notification (hereinafter the – "Notification") of the setting up of a joint forum together with professional organizations, the goal of which is to work out various standard related issues that arose as part of the implementation of IFRS in Israel and the practical application thereof in tax returns.  It was also decided by the Tax Authority that taxable income will continue to be computed pursuant to the guidelines that were in effect in Israel prior to the adoption of IFRS (except for Accounting Standard No. 29, Adoption of IFRS).  The calculation of taxable income, as above, will be carried out during an interim period until it is decided how to apply IFRS to Israeli tax laws.

Taxation in Croatia (Sitnica –Year 2007)

Corporate tax -                                Regular income is taxed in Croatia (hereinafter – "Croatian Corporate Tax") at a rate of 20%.  Therefore, income from construction, sale or rental of real estate in Croatia is liable for Croatian Corporate Tax at this rate.  Tax losses may be carried forward over a five-year period but they cannot be carried back to prior periods.  There is no limit to the amount of the loss that can be carried forward. Recognition of financing expenses for tax purposes - Financing expenses are tax deductible in Croatia.  However, a distinction is made between loans from third parties and loans granted or guaranteed by related parties. According to the thin financing rules in Croatia, the company may not take into account for tax purposes interest charges on loans received from foreign shareholders holding at least 25% of the share capital or voting rights in the Company, if the amount of the loan is four times the share of the shareholder in the capital of the borrower at any given point in time during the tax period.  This law applied to loans granted by a third party but guaranteed by a shareholder.

VAT and purchase tax - The sale of apartments and commercial properties is subject to VAT of 22%.  However, the part of the purchase price attributed to land is exempt from VAT, but is subject to purchase tax of 5%.  According to Croatian law, the purchaser is required to pay the purchase tax and the VAT. This law is also applicable to the sale of buildings for business purposes.

12. Stockholders’ Equity

Common Stock:

On February 14, 2008, the Company raised Three Hundred Thousand Dollars ($300,000) from private offerings pursuant to two (2) Private Placement Memorandums dated as of February 1, 2008 ("PPMs"). One PPM was in the amount of One Hundred Thousand Dollars ($100,000) and the other was in the amount of Two Hundred Thousand Dollars ($200,000). The offering is for Company common stock which shall be "restricted securities" and were sold at $1.00 per share. The money raised from the Private Placement of the Company shares will be used for working capital and business operations of the Company. The PPMs were done pursuant to Rule 506. A Form D has been filed with the Securities and Exchange Commission in compliance with Rule 506 for each Private Placement.

On March 30, 2008, the Company raised $200,000 from a private offering pursuant to a Private Placement Memorandum ("PPM"). The private placement was for Company common stock which shall be "restricted securities" and were sold at $1.00 per share. The offering included 200,000 warrants to be exercised at $1.50 for two years (for 200,000 shares of Company common stock), and additional 200,000 warrants to be exercised at $2.00 for four years (for 200,000 shares of Company common stock). Said Warrants may be exercised to common shares of the Company only if the Company issues subsequent to the date of the PPM, 25,000,000 (twenty five million) or more shares of its common stock. The money raised from the private placement of the Company’s shares was used for working capital and business operations of the Company. The PPM was done pursuant to Rule 506. A Form D has been filed with the Securities and Exchange Commission in compliance with Rule 506 for each Private Placement. The investor is D’vora Greenwood (Attia), the sister of Mr. Yossi Attia. Mr. Attia did not participate in the board meeting which approved this PPM.

On May 6, 2008 the Company issued 500,000 shares of its common stock, $0.001 par value per share, to Stephen Martin Durante in accordance with the instructions provided by the Company pursuant to the 2004 Employee Stock Incentive Plan registered on Form S-8 Registration.

On June 6, 2008, the Company raised $300,000 from the private offering pursuant to a Private Placement Memorandum ("PPM"). The private placement was for Company common stock which shall be "restricted securities" and were sold at $1.00 per share. The money raised from the private placement of the Company’s shares was used for working capital and business operations of the Company. The PPM was done pursuant to Rule 506. A Form D has been filed with the Securities and Exchange Commission in compliance with Rule 506 for each Private Placement. Based on information presented to the Company, and in lieu of the Company position which was sent to the investor on June 18, 2008 the investor is in default for not complying with his commitment to invest an additional $225,000 and the Company vested said 300,000 shares under a trustee.

On June 11, 2008, the Company entered into a Services Agreement with Mehmet Haluk Undes (the "Undes Services Agreement") pursuant to which the Company engaged Mr. Undes for purposes of assisting the Company in identifying, evaluating and structuring mergers, consolidations, acquisitions, joint ventures and strategic alliances in Southeast Europe, Middle East and the Turkic Republics of Central Asia. Pursuant to the Undes Services Agreement, Mr. Undes has agreed to provide the Company services related to the identification, evaluation, structuring, negotiating and closing of business acquisitions, identification of strategic partners as well as the provision of legal services. The term of the agreement is for five years and the Company has agreed to issue Mr. Undes 525,000 shares of common stock that was issued on August 15, 2008.

On June 30, 2008 and concurrent with the formation and organization of Vortex One, whereby the Company contributed 525,000 shares of common stock (the "Vortex One Shares"), a common stock purchase warrant purchasing 200,000 shares of common stock at an exercise price of $1.50 per share (the "Vortex One Warrant") and the initial well that the Company intends to drill. However, the Vortex One warrants may only be converted to shares of common stock if the Company issues 25,000,000 or more of its common stock so that there is at least 30,000,000 authorized shares at the time of any conversion term.  As of September 30, 2008 there are 86,626,919 common shares issued and 82,126,919 shares outstanding. Mr. Ibgui contributed $525,000. The Vortex One warrants were immediately transferred to Ibgui. Eighty percent (80%) of all available cash flow shall be initially contributed to Ibgui until the full $525,000 has been repaid and the Company shall receive the balance. Following the payment of $525,000 to Ibgui, the cash flow shall be split equally.

In July 2008, the Company issued 16,032 shares of its common stock, $0.001 par value per share, to Robin Ann Gorelick, the Company Secretary, in accordance with the instructions provided by the Company pursuant to the 2004 Employee Stock Incentive Plan registered on Form S-8 Registration.

On July 28, 2008, the Company held a special meeting of the shareholders for four initiatives, consisting of approval of a new board of directors, approval of the conversion of preferred shares to common shares, an increase in the authorized shares and a stock incentive plan. All initiatives were approved by the majority of shareholders.  The 2008 Employee Stock Incentive Plan (the "2008 Incentive Plan") authorized the board to issue up to 5,000,000 shares of Common Stock under the plan.

On August 23, 2008, the Company issued 100,000 shares of its common stock 0.001 par value per share, to Robert M. Yaspan, the Company lawyer, in accordance with the instructions provided by the Company pursuant to the 2008 Employee Stock Incentive Plan registered on Form S-8 Registration

On August 8, 2008, assigned holders of the Undes Note gave notices to the Company of their intention to convert their original note dated June 5, 2007 into 25 million common shares of the Company. The portion of the accrued interest from inception of the note in the amount of $171,565 was not converted into shares.  The Company accepted these notices and issued the said shares.

On August 1, 2008, all holders of the Company’s preferred stock notified the Company about converting said 100,000 preferred stock into 50 million common shares of the Company. The conversion of preferred shares to common shares marks the completion of the acquisition of Davy Crockett Gas Company, LLC. The Company accepted such notice and instructed the Company’s transfer agent on August 15, 2008 to issue said 50 million common shares to the former members of DCG, as reported and detailed on the Company’s 14A filings.

Based upon a swap agreement dated August 19, 2008, which was executed between C. Properties Ltd. (“C. Properties”) and KSD Pacific, LLC (“KSD”), which is controlled by Mr. Yossi Attia Family Trust, where KSD will sell to C. Properties, and C. Properties will purchase from KSD, all its holdings of the Company which amount to 1,505,644 shares of common stock of the Company for a purchase price of 734,060,505 shares of common stock of AGL.

In connection of selling a convertible note to Trafalgar (see further disclosures in this report ), the Company issued on September 25, 2008 the amount of 54,706 common shares at $0.001 par value per share to Trafalgar as a fee. As part of collateral to said note, the Company issued to Trafalgar 4,500,000 common stock 0.001 par values per shares, as security for the Note. Said shares consider being escrow shares, and accordingly are not included in the outstanding common shares of the company.

On November 4, 2008, the Company issued 254,000 shares of its common stock 0.001 par value per share, to one consultant (200,000 shares) and two employees (54,000 shares), in accordance with the instructions provided by the Company pursuant to the 2008 Employee Stock Incentive Plan registered on Form S-8 Registration.

On December 5, 2008 the Company cancelled 15,000,000 of its common shares held by certain shareholder, per comprehensive agreement detailed in this report under Preferred Stock section. Said 15,000,000 shares were surrendered to the Company for cancellation.

On December 26, 2008, the Company closed agreements with the Penalty Holders (See Item 3 of this report) pursuant to which the Penalty Holders agreed to cancel any rights to the Penalty in consideration of the issuance 6,666,667 shares of common stock to each of the Penalty Holders, totaling in issuing 20,000,000 of the Company common shares. The shares of common stock were issued in connection with this transaction in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and Rule 506 promulgated there under. Each of the Penalty Holders is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

Preferred Stock:

Series A  - As disclosed in Form 8-Ks filed on May 7, 2008 and May 9, 2008, on May 1, 2008, the Company entered into an Agreement and Plan of Exchange (the "DCG Agreement") with Davy Crockett Gas Company, LLC ("DCG") and the members of Davy Crockett Gas Company, LLC ("DCG Members"). Pursuant to the DCG Agreement, the Company acquired and, the DCG Members sold, 100% of the outstanding securities in DCG. DCG is a limited liability company organized under the laws of the State of Nevada and headquartered in Bel Air; California is a newly formed designated LLC which holds certain development rights for gas drilling in Crockett County, Texas.  In consideration for 100% of the outstanding securities in DCG, the Company issued the DCG Members promissory notes in the aggregate amount of $25,000,000 payable together with interest in May 2010 (the "DCG Notes"). Additional amounts of $5,000,000 in DCG Notes are issuable upon each of the first through fifth wells going into production. Further, the DCG Members may be entitled to receive additional DCG Notes up to an additional amount of $200,000,000 (the "Additional DCG Notes") subject to the revenue generated from the land rights held by DCG located in Crockett County, Texas less concession fees and taxes.  On June 11, 2008, the Company, the DCG Members and DCG entered into an amendment to the DCG Agreement, pursuant to which the DCG Members agreed to replace all notes that they received as consideration for transferring their interest in DCG to the Company for an aggregate of 100,000 shares of Series A Preferred Stock (the "Series A Stock") with the rights and preferences set forth below. The shares of Series A Stock is convertible, at any time at the option of the Company subject to increasing the authorized shares of the Company from 35 million to 400 million, into shares of common stock of the Company determined by dividing the stated value by the conversion price. The initial aggregate stated value is $50,000,000 and the initial conversion price is $1.00 per share.

In the event that the net operating income for the Crockett County, Texas property for any year is zero or negative, then the stated value shall be reduced by 10%. Holders of the Series A Stock are entitled to receive, without any further action from the Company's Board of Directors but only if such funds are legally available, non-cumulative dividends equal to 25% of the net operating income derived from oil and gas production on the Crockett County, Texas property on an annual audited basis. In the event of any liquidation, winding up, change in control or fundamental transaction of the Company, the holders of Series A Preferred will be entitled to receive, in preference to holders of common stock, an amount equal to the outstanding stated value and any accrued but unpaid dividends. We granted the DCG Members piggyback registration rights. The Series A Stock is non-voting. The Company has the right, at anytime; to redeem the Series A Preferred Stock by paying the holders the outstanding stated value as well as accrued dividends.

On August 1, 2008, all holders of the Company’s preferred stock notified the Company of their intention to convert said 100,000 preferred stock into 50 million common shares of the Company. The conversion of preferred shares to common shares marks the completion of the acquisition of Davy Crockett Gas Company, LLC. The Company accepted such notice and instructed the Company’s transfer agent on August 15, 2008 to issue said 50 million common shares to the former members of DCG, as reported and detailed on the Company’s 14A filings.

Series B - On December 5, 2008 the Company entered into and closed an Agreement  with T.A.S. Holdings Limited ("TAS") (the "TAS Agreement") pursuant to which TAS agreed to cancel the debt payable by the Company to TAS in the amount of approximately $1,065,000 and its 15,000,000 shares of common stock it presently holds in consideration of the Company issuing TAS 1,000,000 shares of Series B Convertible Preferred Stock, which such shares carry a stated value equal to $1.20 per share (the "Series B Stock").

The Series B Stock is convertible, at any time at the option of the holder, into common shares of the Company based on a conversion price of $0.0016 per share. The Series B Stock shall have voting rights on an as converted basis multiplied by 6.25. Holders of the Series B Stock are entitled to receive, when declared by the Company's board of directors, annual dividends of $0.06 per share of Series B Stock paid semi-annually on June 30 and December 31 commencing June 30, 2009.

In the event of any liquidation or winding up of the Company, the holders of Series B Stock will be entitled to receive, in preference to holders of common stock, an amount equal to the stated value plus interest of 15% per year.

The Series B Stock restricts the ability of the holder to convert the Series B Stock and receive shares of the Company's common stock such that the number of shares of the Company common stock held by TAS and its affiliates after such conversion does not exceed 4.9% of the Company's then issued and outstanding shares of common stock.

The Series B Stock was offered and sold to TAS in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and Rule 506 promulgated there under. TAS is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933. The Company filed its Certificate of Designation of Preferences, Rights and Limitations of Series B Preferred Stock with the State of Delaware

Treasury Stock Repurchase

In June 2006, the Company's Board of Directors approved a program to repurchase, from time to time, at management's discretion, up to 700,000 shares of the Company's common stock in the open market or in private transactions commencing on June 20, 2006 and continuing through December 15, 2006 at prevailing market prices. Repurchases will be made under the program using our own cash resources and will be in accordance with Rule 10b-18 under the Securities Exchange Act of 1934 and other applicable laws, rules and regulations. A licensed Stock Broker Firm is acting as agent for our stock repurchase program. Pursuant to the unanimous consent of the Board of Directors in September 2006, the number of shares that may be purchased under the Repurchase Program was increased from 700,000 to 1,500,000 shares of common stock and the Repurchase Program was extended until October 1, 2007, or until the increased amount of shares is purchased.

Pursuant to the Sale Agreement of Navigator, the Company got on closing (February 2, 2007) 622,531 shares of the Company’s common stock as partial consideration. The Company shares were valued at $1.34 per share, representing the closing price of the Company on the NASDAQ Capital Market on February 16, 2007, the closing of the sale. The Company canceled the common stock acquired during the disposition in the amount of $834,192. All, the Company 660,362 treasury shares were retired and canceled during August and September 2008.

On November 20, 2008, the Company issued a press release announcing that its Board of Directors has approved a share repurchase program. Under the program the Company is authorized to purchase up to ten million of its shares of common stock in open market transactions at the discretion of management. All stock repurchases will be subject to the requirements of Rule 10b-18 under the Exchange Act and other rules that govern such purchases.

As of December 31, 2008 the Company had 100,000 treasury shares in its possession scheduled to be cancelled.

13. Commitments and Contingencies

(a) Employment Agreements

Effective July 1, 2006, the Company entered into a five-year employment agreement with Yossi Attia as the President and provides for annual compensation in the amount of $240,000, an annual bonus not less than $120,000 per year, and an annual car allowance. On August 14, 2006, the Company amended the agreement to provide that Mr. Attia shall serve as the Chief Executive Officer of the Company for a term of two years commencing August 14, 2006 and granting annual compensation of $250,000 to be paid in the form of Company shares of common stock. The number of shares to be received by Mr. Attia is calculated based on the average closing price 10 days prior to the commencement of each employment year.

 On August 19, 2008, the Company entered into that certain Employment Agreement with Mike Mustafoglu, effective July 1, 2008, pursuant to which Mr. Mustafoglu agreed to serve as the Chairman of the Board of Directors of the Company for a period of five years. Mr. Mustafoglu will receive (i) a salary of $240,000; (ii) a performance bonus of 10% of net income before taxes, which will be allocated by Mr. Mustafoglu and other key executives at the sole discretion of Mr. Mustafoglu; and (iii) a warrant to purchase 10 million shares of common stock of the Company at an exercise price equal to  the lesser of $.50 or 50% of the average market price of the Company’s common stock during the 20 day period prior to exercise on a cashless basis (the “Mustafoglu Warrant”). The Mustafoglu Warrant shall be released from escrow on an equal basis over the employment period of five years. As a result, 2,000,000 shares of the Mustafoglu Warrant will vest per year.  On December 24, 2008, Mike Mustafoglu resigned as Chairman of the Board of Directors of Vortex the Company to pursue other business interests. Following the resignation of Mr. Mustafoglu and in connection of his poor performance while engage by the Company, management is considering its course of actions.

Effective July 16, 2008, the Board of Directors of the Company approved that certain Mergers and Acquisitions Consulting Agreement (the "M&A Agreement") between the Company and TransGlobal Financial LLC, a California limited liability company ("TransGlobal"). Pursuant to the M&A Agreement, TransGlobal agreed to assist the Company in the identification, evaluation, structuring, negotiation and closing of business acquisitions for a term of five years. As compensation for entering into the M&A Agreement, TransGlobal shall receive a 20% carried interest in any transaction introduced by TransGlobal to the Company that is closed by the Company. At TransGlobal's election, such compensation may be paid in restricted shares of common stock of the Company equal to 20% of the transaction value. Mike Mustafoglu, who is the Chairman of Transglobal Financial, was elected on July 28, 2008 at a special shareholder meeting as the Company’s Chairman of the Board of Directors.  Further to Mr. Mustafoglu resignation, that certain Mergers and Acquisitions Consulting Agreement between the Company and TransGlobal Financial LLC, a California limited liability company was terminated. Mr. Mustafoglu is the Chairman of said LLC.

(b) Construction Loans

During 2007, the Company entered into several loan agreements with different financial institutions in connection with the financing of the different real estate projects. All balances of said loan were paid-off during 2008.

(c) AGL Transaction:

Based on series of agreements commencing June 5, 2007 and following by July 23, 2007 (as reported on the Company's Form 8-K’s – See Disposal of ERC, Verge and Acquisition of AGL), the Company, the Company's chief executive officer Yossi Attia, and Darren Dunckel - CEO of ERC (collectively, the "Investors") entered into an Agreement (the "Upswing Agreement") with a third party, Upswing, Ltd. (also known as Appswing Ltd., hereinafter referred to as "Upswing"). Pursuant to the Upswing Agreement, the Investors intend to invest in an entity listed on the Tel Aviv Stock Exchange – the Atia Group Limited, f/k/a Kidron Industrial Holdings Ltd (herein referred to as AGL).  The actual Closing of the transactions which are the subject matter of the Upswing Agreements known as the Kidron Industrial Holdings, Ltd. Transaction (the “Kidron Transaction”) has taken place.

As part of the AGL closing, the Company undertook to indemnify the AGL in respect of any tax to be paid by Verge, deriving from the difference between (a) Verge's taxable income from the Las Vegas project, up to an amount of $21.7 million and (b) the book value of the project in Las Vegas for tax purposes on the books of Verge, at the date of the closing of the transfer of the shares of Verge to the Company.  Accordingly, the amount of the indemnification is expected to be the amount of the tax in respect of the aforementioned difference, up to a maximum difference of $11 million. The Company believes it as no exposure under said indemnification. Atia Project undertook to indemnify AGL in respect of any tax to be paid by Sitnica, deriving from the difference between (a) Verge's taxable income from the Samobor project, up to an amount of $5.14 million and (b) the book value of the project in Samobor for tax purposes on the books of Sitnica, at the date of the closing of the transfer of the shares of Sitnica to the Company.  Accordingly, the amount of the indemnification is expected to be the amount of the tax in respect of the aforementioned difference, up to a maximum difference of $0.9 million. The Atia Project undertook to bear any additional purchase tax (if any is applicable) that Sitnica would have to pay in respect of the transfer of the contractual rights in investment real estate in Croatia, from the Atia Project to Sitnica.

On April 29, 2008, the Company entered into Amendment No. 1 ("Amendment No. 1") to that certain Share Exchange Agreement between the Company and Trafalgar Capital Specialized Investment Fund, ("Trafalgar"). Amendment No. 1 states that due to the fact that the Israeli Securities Authority ("ISA") delayed the issuance of the Implementation Shares issuable from the Atia Group to Trafalgar, that the Share Exchange Agreement shall not apply to 69,375,000 of the Implementation Shares issuable under the CEF. All other terms of the Share Exchange Agreement remain in full force and effect.

Disposal of AGL: On August 19, 2008 the Company entered into final fee agreement with C. Properties Ltd. (“Consultant”), where the Company had to pay Consultant certain fees in accordance with the agreement entered with the Consultant, the Consultant had agreed that, in lieu of cash payment, it would receive an aggregate of up to 734,060,505 shares of stock of the AGL, which was determined to be the fair market value of the Consultant’s services to the Company. The Consultant was not advised on the restructuring of the acquisition of DCG by the Company and in order to compensate the Consultant and avoid any potential litigation, the Company has agreed to waive the production requirements set forth in the Consultant Agreement and transfer all of the Atia Shares immediately which such transfer shall be considered effective January 1, 2008.

Based on the agreement, the Company disposed all its holdings in AGL effective January 1, 2008, and the company financials reflect such disposal.

 (d) Lease Agreements

Future minimum payments of obligations under operating lease at December 31, 2008 are as follows:

The Company head office is located at 9107 Wilshire Blvd., Suite 450, Beverly Hills, CA 90210, based on a month-to-month basis, paying $219 per month. The Company’s operation office is located at 1061 ½ N Spaulding Ave, West Hollywood, CA 90046, paying $2,500 per month.

Future minimum payments of obligations under operating lease at December 31, 2007 are as follows:

2009	2010	2011	2012		2013		Thereafter
$30,000	$30,000	$30,000	$	---	$	---	$	---

Said leases are not binding the company, as during the years 2007 and 2008 the company disposed its subsidiaries holding said leases.

(e) Legal Proceedings

Except as set forth below, there are no known significant legal proceedings that have been filed and are outstanding or pending against the Company.

From time to time, we are a party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. We are not involved currently in legal proceedings other than detailed below that could reasonably be expected to have a material adverse effect on our business, prospects, financial condition or results of operations. We may become involved in material legal proceedings in the future.

On April 26, 2006, a lawsuit was filed in the Delaware Court of Chancery (the "Court") by a stockholder of the Company against the Company, each of the Company's Directors and certain stockholder of the Company that beneficially owned 39.81% of the Company's outstanding common stock at the date of the lawsuit. The parties entered into a stipulation of settlement on April 3, 2007. The settlement will provide for dismissal of the litigation with prejudice and is subject to Court approval. As part of the settlement, the Company has agreed to attorneys' fees and expenses to plaintiff's counsel in the amount of $151,000. Pursuant to the stipulation of settlement, the Company sent out notices to the members of the class on May 3, 2007. A fairness hearing took place on June 8, 2007, and, as stated above, the Order was entered on June 8, 2007.

The Company filed a complaint in the Superior Court for the County of Los Angeles, against a foreign attorney. The case was filed on February 14, 2007, and service of process has been done. In the complaint the Company is seeking judgment against this attorney in the amount of approximately 250,000 Euros (approximately $316,000 as of the date of actual transferring the funds), plus interest, costs and fees. Defendant has not yet appeared in the action. The Company believes that it has a meritorious claim for the return of monies deposited with defendant in a trust capacity, and, from the documents in the Company’s possession, there is no reason to doubt the validity of the claim. During April 2007 defendant returned $92,694 (70,000 Euros at the relevant time) which netted to $72,694 post legal expenses; the Company has granted him a 15-day extension to file his defense. Post the extension and in lieu of not filing a defense, the Company filed for a default judgment. On October 25, 2007 the Company obtained a California Judgment by court after default against the attorney for the sum of $249,340.65. However, management does not have any information on the collectibles of said judgment that entered in court.

Verge which was a wholly owned subsidiary of AGL, where AGL is a majority owned subsidiary of the Company filed for bankruptcy in Chapter 11 proceedings during the first quarter of 2009.  As of today, the Company does not believe it will have a material liability in relation to these proceeding, yet the Company advised that in lieu of its past holdings and current in-direct involvement (via Ocean One, and/or Trafalgar – see below) it may be named as defendants.

A consultant that was terminated by an ex-affiliate of the Company, named the Company as a defendant in litigation that the Company has neither any interest nor liability. The Company position is that naming the Company in said litigation is malicious. The Company filed an answer to said complaint requesting dismissal. In lieu of Verge bankruptcy proceedings an automatic stay was announced by Verge on the main complaint.

On November 21, 2007 Construction Company filed a demand for arbitration proceeding against Verge in connection with amounts due for general contracting services provided by them during the construction of the Company Sales Center. A judgment was given against Verge in said procedure.

The Company entered into a registration rights agreement dated July 21, 2005, whereby it agreed to file a registration statement registering the 441,566 shares of Company common stock issued in connection with the Navigator acquisition within 75 days of the closing of the transaction. The Company also agreed to have such registration statement declared effective within 150 days from the filing thereof. In the event that Company failed to meet its obligations to register the shares, it may have been required to pay a penalty equal to 1% of the value of the shares per month. The Company obtained a written waiver from the seller stating that the seller would not raise any claims in connection with the filing of registration statement through May 30, 2006. The Company since received another waiver extending the registration deadline through May 30, 2007 without penalty. As of June 30, 2008 (effective March 31, 2008), the Company was in default of the Registration Rights Agreement and therefore made a provision for compensation for $150,000 to represent agreed final compensation (the "Penalty"). The holder of the Penalty subsequently assigned the Penalty to three unaffiliated parties (the "Penalty Holders"). On December 26, 2008, the Company closed agreements with the Penalty Holders pursuant to which the Penalty Holders agreed to cancel any rights to the Penalty in consideration of the issuance 6,666,667 shares of common stock to each of the Penalty Holders. The shares of common stock were issued in connection with this transaction in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and Rule 506 promulgated there under. Each of the Penalty Holders is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

The Company via series of agreements (directly or via affiliates) with European based alternative investment fund - Trafalgar Capital Specialized Investment Fund, Luxembourg (“Trafalgar”) established financial relationship which should create source of funding to the Company and its subsidiaries (see detailed description of said series of agreements in this filling). The Company position is that the DCG transactions (among others) would not have been closed by the Company, unless Trafalgar will provide the needed financing needed for the drilling program.

On December 4, 2008 in lieu of the world economy crisis, the company addressed Trafalgar formally to summarize the amendment to exiting business practice and modification of terms for existing as well as future financing. On January 16, 2009 based on the Trafalgar default, the Company sent to Trafalgar notice of default together with off-set existing alleged notes due to Trafalgar to mitigate the Company losses.

Representative of the parties having negotiations, trying to resolve said adversaries between the parties, with the Company position that in any event the alleged notes to Trafalgar could be null and void by the Company.

As described in this report, the Company via Vortex One commended its DCG’s drilling program, where Vortex One via its member Mr. Ibgui, was the first cash investor. Since said cash investment was done in July 2008, the Company defaulted on terms, period and presentations (based on third parties presentations). Based on series of defaults of third parties, Vortex One entered into a sale agreement with third parties regarding specific 4 wells assignments – see subsequent events. As Mr. Ibgui via Vortex One entered into future proceeds sale agreement with Verge, and since Verge is under Bankruptcy, the company was advised verbally that a complaint to establish the rights of Verge will be filled where the Company will be named as a party to said lawsuit.

On July 1, 2008, DCG entered into a Drilling Contract (Model Turnkey Contract) ("Drilling Contract") with Ozona Natural Gas Company LLC ("Ozona"). Pursuant to the Drilling Contract, Ozona has been engaged to drill four wells in Crockett County, Texas. The drilling of the first well commenced immediately at the cost of $525,000 and the drilling of the subsequent three wells scheduled for as later phase, by Ozona and Mr. Mustafoglu, as well as the wells locations. Based on Mr. Mustafoglu negligence and executed un-authorized agreements with third parties, the Company become adversary to Ozona and others with regards to surface rights, wells locations and further charges of Ozona which are not acceptable to the Company.

On August 19, 2008, the Company entered into that certain Employment Agreement with Mike Mustafoglu, effective July 1, 2008, pursuant to which Mr. Mustafoglu agreed to serve as the Chairman of the Board of Directors of the Company for a period of five years. On December 24, 2008, Mike Mustafoglu resigned as Chairman of the Board of Directors of the Company to pursue other business interests. Further, that certain Mergers and Acquisitions Consulting Agreement between the Company and Tran Global Financial LLC, a California limited liability company (Mr. Mustafoglu is the Chairman of Tran Global was terminated.  Via its consultant the Company issued a notice to Mr. Mustafoglu that it intends to hold him responsible for all the damages the Company suffering and will suffer in lieu of his presentations, negligence and co-conspire with others to damage the Company.

During the first quarter of 2009, Upswing filed a complaint in Israel against AGL, Yossi Attia (the Company CEO) and Mr. shalom Atia (controlling shareholders of AP and brother of Yossi Attia). The company was not named in said procedure, yet as being the parent Company of AGL from November 2, 2007 until it had been disposed, the Company may be involved in said litigation.

(f) Indemnities Provided Upon Sale of Subsidiaries

On April 15, 2005, the Company sold Euroweb Slovakia. According to the securities purchase contract (the “Contract”); the Company will indemnify the buyer for all damages incurred by the buyer as the result of seller’s breach of certain representations, warranties, or obligations as set in the Contract up to an aggregate amount of $540,000. The buyer shall not be entitled to make any claim under the Contract after the fourth anniversary of the date of the Contract. No claims have been made to-date.

On May 23, 2006, the Company sold Euroweb Hungary and Euroweb Romania. According to the share purchase agreement (the “SPA”), the Company will indemnify the buyer for all damages incurred by the buyer as the result of seller’s breach of certain representations, warranties or obligations as provided for in the SPA. The Company shall not incur any liability with respect to any claim for breach of representation and warranty or indemnity, and any such claim shall be wholly barred and unenforceable unless notice of such claim is served upon the Company by buyer no later than 60 days after the buyer’s approval of Euroweb Hungary and Euroweb Romania’s statutory financial reports for the fiscal year 2006, but in any event no later than June 1, 2007. In the case of Clause 8.1.6 (Taxes) or Clause 9.2.4 of SPA, the time period is five years from the last day of the calendar year in which the closing date occurs. No claims have been made to date.

(g) Sub-Prime Crisis and Financials Markets Crisis

The mortgage credit markets in the U.S. have been experiencing difficulties as a result of the fact that many debtors are finding it difficult to obtain financing (hereinafter – the “Sub-prime crisis”).  The sub-prime crisis resulted from a number of factors, as follows: an increase in the volume of repossessions of houses and apartments, an increase in the volume of bankruptcies of mortgage companies, a significant decrease in the available resources for purposes of financing through mortgages, and in the prices of apartments.

The financing of the project on the Verge subsidiary is contingent upon the future impact of the sub-prime crisis on the financial institutions operating in the U.S.  Said crisis put ERC as well as Verge in a fragile none – cash situation, which brought management to make provision for doubtful debts on all monitories balances associated with real estate of ERC and Verge.

The Sub-prime crisis has also lead the USA (and the world) economy into a significant negative impact on the pricing of most commodities, in our case natural gas and oil.  The Company anticipates that the drop in the commodities prices will present difficulties in obtaining financing for the drilling of wells and there is no assurance that the Company will be able to implement its business plan in a timely manner, or at all.

In order to reduce the Company risks and more effectively manage its business and to enable Company management to better focus on its business on developing the natural gas drilling rights, the board of directors had a discussion and resolution vacating the DCG project entirely.

(h) Voluntarily delisting from The NASDAQ Stock Market

On June 6, 2008, the Company provided NASDAQ with notice of its intent to voluntarily delist from The NASDAQ Stock Market, which notice was amended on June 10, 2008. The Company is voluntarily delisting to reduce and more effectively manage its regulatory and administrative costs, and to enable Company management to better focus on its business on developing the natural gas drilling rights recently acquired in connection with the acquisition of Davy Crockett Gas Company, LLC, which was announced on May 9, 2008. The Company requested that its shares be suspended from trading on NASDAQ at the open of the market on June 16, 2008, which was done. Following clearance by the Financial Industry Regulatory Authority ("FINRA") of a Form 211 application was filed by a market maker in the Company's stock.

(i) Vortex Ocean One, LLC

On June 30, 2008, the "Company formed a limited liability company with Tiran Ibgui, an individual ("Ibgui"), named Vortex Ocean One, LLC (the "Vortex One"). The Company and Ibgui each own a fifty percent (50%) membership Interest in Vortex One. The Company is the Manager of the Vortex One. Vortex One has been formed and organized to raise the funds necessary for the drilling of the first well being undertaken by the Company's wholly owned subsidiary. To date there has been no production of the Well by Vortex One or DCG and a dispute has arisen between the Parties with regards to the Vortex One and other matters, so in order to fulfill its obligations to Investor and avoid any potential litigation, Vortex One has agreed to issue the Shares directly into the name of the Ibgui, as well as pledging the 4 term assignments to secure Mr. Ibgui investment and future proceeds per the LLC operating agreement (where Mr. Ibgui entitled to 80% of any future cash flow proceeds, until he recover his investments in full, then after the parties will share the cash flow equally). Vortex One hereby agreed to cause the transfer of the Shares to Investor and direct the transfer agent to issue 525,000 Shares in the name of the Ibgui effective as of the Effective Date, which is November 4, 2008 (see also Subsequent events)
.
(j) Potential exposure due to Pending Project under Due Diligence:

Barnett Shale, Fort Worth area of Texas Project - On September 2, 2008, the Company entered into a Memorandum of Understanding (the "MOU") to enter into a definitive asset purchase agreement with Blackhawk Investments Limited, a Turks & Caicos company ("Blackhawk") based in London, England. Blackhawk exercised its exclusive option to acquire all of the issued and allotted share capital in Sandhaven Securities Limited ("SSL"), and its underlying oil and gas assets in NT Energy. SSL owns approximately 62% of the outstanding securities of NT Energy, Inc., a Delaware company ("NT Energy"). NT energy holds rights to mineral leases covering approximately 12,972 acres in the Barnett Shale, Fort Worth area of Texas containing proved and probable undeveloped natural gas reserves. SSL was a wholly owned subsidiary of Sandhaven Resources plc ("Sandhaven"), a public company registered in Ireland, and listed on the Plus exchange in London.

In consideration of Blackhawk exercising its option to acquire the leases and transferring such leases to the Company, the Company will pay $180,000,000 by issuing Blackhawk or its designees shares of common stock of the Company, based upon the average share price of the Company on the Over the Counter Bulletin Board during the 30 days preceding the execution of the MOU, which was $1.50 per share, representing 120,000,000 shares as the total consideration, under said MOU. However, the number of shares to be delivered shall be adjusted on the six month anniversary of the closing of the asset acquisition (the "Closing"), using the volume weighted average price for the six months following the Closing. Blackhawk, SSL, NT Energy, Sandhaven and the advisors described below as well as each of the officers, directors and affiliates of the aforementioned will agree to not engage in any activities in the stock of the Company.

In addition, the Company will be required to pay fees to two advisors of $6,000,000 payable with the Company shares, and, therefore, issue an additional 3,947,368 of the Company shares of common stock, along with 300% warrant coverage, representing warrants to purchase an aggregate of 11,842,106 shares of common stock on a cashless basis for a period of two years with an exercise price of $2.00 per share, if the transaction closes. Although both parties have agreed to obtain shareholder approval prior to the Closing, the Company is not required by any statute to do so.

The above transaction was subject to the drafting and negotiation of a final definitive agreement, performing due diligence as well as board approval of the Company. The due diligence period is 21 days from the execution of the MOU. There is no guarantee that the Company will be able to close the above transaction or that the transaction will be closed on the above stated terms.

Upon successful closing of the above transaction, the Company will grant TransGlobal Financial LLC, a California limited liability company ("TransGlobal"), a 20% carried interest in the transaction, as disclosed by the Company filing on Form 8-K on July 17, 2008. Mr. Mike Mustafoglu, the Chairman of the Board of Directors of the Company, is an executive officer, director and shareholder of TransGlobal.

The MOU was amended on October 28, 2008 to reflect the terms below:

In consideration of Blackhawk exercising its option to acquire the leases and transferring such leases to the Company, the Company will pay $130,000,000 by issuing Blackhawk or its designee’s shares of common stock of the Company using a price per share of $1.50 resulting in the issuance of 86,666,667 shares of common stock. However, the number of shares to be delivered shall be adjusted on the six month anniversary of the closing of the asset acquisition (the "Closing"), using the volume weighted average price for the six months following the Closing. Blackhawk, SSL, NT Energy, Sandhaven and the advisors described below as well as each of the officers, directors and affiliates of the aforementioned will agree to not engage in any activities in the stock of the Company.

In addition, the Company will be required to pay fees to two advisors of $4,400,000 payable with the Company shares, and, therefore, issue an additional 2,933,333 of the Company shares of common stock, along with 300% warrant coverage, representing warrants to purchase an aggregate of 8,799,999 shares of common stock on a cashless basis for a period of two years with an exercise price of $2.00 per share, if the transaction closes. Although both parties have agreed to obtain shareholder approval prior to the Closing, the Company is not required by any statute to do so.

In lieu of hindering the due diligence process by Sandhaven officers, as well as potential conspiracy of Trafalgar, the Company could not complete adequately its due diligence, and said transaction was null and void.

(k) Trafalgar Convertible Note:

In connection with said note and as collateral for performance by the Company under the terms of said note, the Company issued to Trafalgar 4,500,000 common shares to be placed as security for said note. Said shares considered to be escrow shares, and as such are not included in the Company outstanding common shares.

(l) Short Term Loan – by Investor:

On September 5, 2008 the Company entered a short term loan memorandum, with Mehmet Haluk Undes, for a short term loan (“bridge”) of $220,000 to bridge the drilling program of the Company. As a consideration for said facility, the Company grants the investor with 100% cashless warrants coverage for two years at exercise price of $1.50 per share. The investor made a loan of $220,000 to the company on September 15, 2008 (where said funds were wired to the company drilling contractor), that was paid in full on October 8, 2008. Accordingly the investor is entitled to 200,000 cashless warrants from September 15, 2008 at exercise price of $1.50 for a period of 2 years.  The Company contests the validity of said warrants for a cause.

(m)  DCG Drilling Rights:

On November 6, 2008, the Company exercised an option to drill its fifth well in the Adams-Baggett field in West Texas. The Company has 120 days to drill the lease to be assigned to it as a result of the option exercise. Pipeline construction related to connecting wells 42-105-40868 and 42-105-40820 had been completed. The Company is in the process of preparing these wells for conducting the flow and chemical composition tests as required by the State of Texas. The deliveries are subject to satisfactory inspection results by Millennium. Per the owners of the land the assignment of the lease will terminate effective March 3, 2009 in the event that the Company does not drill and complete a well that is producing or capable of producing oil and/or gas in paying quantities.

(n) Issuance of Preferred Stock:

The Company entered into and closed an Agreement (the "TAS Agreement") with T.A.S. Holdings Limited ("TAS") pursuant to which TAS agreed to cancel the debt payable by the Company to TAS in the amount of approximately $1,065,000 and its 15,000,000 shares of common stock it presently holds in consideration of the Company issuing TAS 1,000,000 shares of Series B Convertible Preferred Stock, which such shares carry a stated value equal to $1.20 per share (the "Series B Stock"). The Series B Stock is convertible, at any time at the option of the holder, into common shares of the Company based on a conversion price of $0.0016 per share. The Series B Stock shall have voting rights on an as converted basis multiplied by 6.25. Holders of the Series B Stock are entitled to receive, when declared by the Company's board of directors, annual dividends of $0.06 per share of Series B Stock paid semi-annually on June 30 and December 31 commencing June 30, 2009. In the event of any liquidation or winding up of the Company, the holders of Series B Stock will be entitled to receive, in preference to holders of common stock, an amount equal to the stated value plus interest of 15% per year.

The Series B Stock restricts the ability of the holder to convert the Series B Stock and receive shares of the Company's common stock such that the number of shares of the Company common stock held by TAS and its affiliates after such conversion does not exceed 4.9% of the Company's then issued and outstanding shares of common stock.

The Series B Stock was offered and sold to TAS in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and Rule 506 promulgated there under. TAS is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933. The Company filed its Certificate of Designation of Preferences, Rights and Limitations of Series B Preferred Stock with the State of Delaware.

(o) Status as Vendor with the Federal Government:

The Company updated its vendor status with the Central Contractor Registration which is the primary registrant database for the US Federal government that collects, validates, stores, and disseminates data in support of agency acquisition missions, including Federal agency contract and assistance awards.

(p) Potential exposure due to AGL and Trafalgar Transaction:

On January 30, 2008, AGL of which the Company was a principal shareholder notified the Company that it had entered into two (2) material agreements (wherein the Company was not a party but will be directly affected by their terms) with Trafalgar Capital Specialized Investment Fund ("Trafalgar"). Specifically, AGL and Trafalgar entered into a Committed Equity Facility Agreement ("CEF") in the amount of 45,683,750 New Israeli Shekels (approximately US$12,000,000.00 per the exchange rate at the Closing) and a Loan Agreement ("Loan Agreement") in the amount of US $500,000 (collectively, the "Finance Documents") pursuant to which Trafalgar grants AGL financial backing. The Company is not a party to the Finance Documents. The CEF sets forth the terms and conditions upon which Trafalgar will advance funds to AGL. Trafalgar is committed under the CEF until the earliest to occur of: (i) the date on which Trafalgar has made payments in the aggregate amount of the commitment amount (45,683,750 New Israeli Shekels); (ii) termination of the CEF; and (iii) thirty-six (36) months. In consideration for Trafalgar providing funding under the CEF, the AGL will issue Trafalgar ordinary shares, as existing on the dual listing on the Tel Aviv Stock Exchange (TASE) and the London Stock Exchange (LSE) in accordance with the CEF. As a further inducement for Trafalgar entering into the CEF, Trafalgar shall receive that number of ordinary shares as have an aggregate value calculated pursuant to the CEF, of U.S. $1,500,000. The Loan Agreement provides for a discretionary loan in the amount of $500,000 ("Loan") and bears interest at the rate of eight and one-half percent (8½%) per annum. The security for the Loan shall be a pledge of AGL’s shareholder equity (75,000 shares) in Verge Living Corporation.

Simultaneously, on the same date as the aforementioned Finance Documents, the Company entered into a Share Exchange Agreement (the "Share Exchange Agreement") with Trafalgar. The Share Exchange Agreement provides that the Company must deliver, from time to time, and at the request of Trafalgar, those shares of AGL, in the event that the ordinary shares issued by AGL pursuant to the terms of the Finance Documents are not freely tradable on the Tel Aviv Stock Exchange or the London Stock Exchange. In the event that an exchange occurs, the Company will receive from Trafalgar the same amount of shares that were exchanged. The closing and transfer of each increment of the Exchange Shares shall take place as reasonably practicable after receipt by the Company of a written notice from Trafalgar that it wishes to enter into such an exchange transaction. To date, all of the Company's shares in AGL are restricted by Israel law for a period of six (6) months since the issuance date, and then such shares may be released in the amount of one percent (1%) (From the total outstanding shares of AGL which is the equivalent of approximately 1,250,000 shares per quarter), subject to volume trading restrictions.

Further to the signing of the investment agreement with Trafalgar, the board of directors of AGL decided to allot Trafalgar 69,375,000 ordinary shares of AGL, no par value each (the "offered shares") which, following the allotment, will constitute 5.22% of the capital rights and voting rights in AGL, both immediately following the allotment and fully diluted.

The offered shares will be allotted piecemeal, at the following dates: (i) 18,920,454 shares will be allotted immediately following receipt of approval of the stock exchange to the listing for trade of the offered shares. (ii) 25,227,273 of the offered shares will be allotted immediately following receipt of all of the necessary approvals in order for the offered shares to be swapped on 30 April 2008 against a quantity of shares equal to those held by Emvelco Corp. at that same date.

The balance of the offered shares, a quantity of up to 25,277,273 shares, will be allotted immediately after receipt of the approval of the Israel Securities Authority for the issuance of a shelf prospectus.  Notwithstanding, if the approval of the shelf prospectus will not be granted by the Israel Securities Authority by the beginning of May 2008, only 12,613,636 shares will be allotted to Trafalgar at that same date

Despite assurances from Trafalgar to both AGL and Verge that the Share Exchange Agreement ("SEA") was legally permitted in Israel, AGL and Trafalgar could not implement the above transaction because of objections of the Israeli Securities Authority to the SEA, and, therefore, AGL caused Verge to pay off the $500,000 loan transaction that AGL had entered into.

Trafalgar is an unrelated third party comprised of a European Euro Fund registered in Luxembourg. The Company, its subsidiaries, officers and directors are not affiliates of Trafalgar.

14. Stock Option Plan and Employee Options

2004 Incentive Plan

a) Stock option plans

In 2004, the Board of Directors established the “2004 Incentive Plan” (“the Plan”), with an aggregate of 800,000 shares of common stock authorized for issuance under the Plan. The Plan was approved by the Company’s Annual Meeting of Stockholders in May 2004. In 2005, the Plan was adjusted to increase the number of shares of common stock issuable under such plan from 800,000 shares to 1,200,000 shares. The adjustment was approved at the Company’s Annual Meeting of Stockholders in June 2005. The Plan provides that incentive and nonqualified options may be granted to key employees, officers, directors and consultants of the Company for the purpose of providing an incentive to those persons. The Plan may be administered by either the Board of Directors or a committee of two directors appointed by the Board of Directors (the "Committee"). The Board of Directors or Committee determines, among other things, the persons to whom stock options are granted, the number of shares subject to each option, the date or dates upon which each option may be exercised and the exercise price per share. Options granted under the Plan are generally exercisable for a period of up to ten years from the date of grant. Incentive options granted to stockholders that hold in excess of 10% of the total combined voting power or value of all classes of stock of the Company must have an exercise price of not less than 110% of the fair market value of the underlying stock on the date of the grant. The Company will not grant a nonqualified option with an exercise price less than 85% of the fair market value of the underlying common stock on the date of the grant.

The Company has granted the following options under the Plan:

On April 26, 2004, the Company granted 125,000 options to its Chief Executive Officer, an aggregate of 195,000 options to five employees and an aggregate of 45,000 options to two consultants of the Company (which do not qualify as employees). The stock options granted to the Chief Executive Officer vest at the rate of 31,250 options on November 1, 2004, October 1, 2005, October 1, 2006 and October 1, 2007. The stock options granted to the other employees and consultants vest at the rate of 80,000 options on November 1, 2004, October 1, 2005 and October 1, 2006. The exercise price of the options ($4.78) was equal to the market price on the date of grant. The options granted to the Chief Executive Officer were forfeited/ cancelled in August 2006 due to the termination of his employment. Of the 195,000 options originally granted to employees, 60,000 options were forfeited or cancelled during 2005, while the remaining 135,000 options were forfeited or cancelled in August 2006 due to termination of the five employee contracts. 15,000 options granted to one of the consultants were also forfeited or cancelled in April 2006 due to the termination of the consultant’s contract.

Through December 31, 2005, the Company did not recognize compensation expense under APB 25 for the options granted to the Chief Executive Officer and the five employees as the options had a zero intrinsic value at the date of grant. The adoption of SFAS 123R on January 1, 2006 resulted in a compensation charge of $36,817 and $21,241 for the years ended December 31, 2007 and 2006, respectively.

In accordance with SFAS 123, as amended by SFAS 123R, and EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”, the Company computed total compensation charges of $162,000 for the grants made to the two consultants. Such compensation charges are recognized over the vesting period of three years. Compensation expense for the year ended December 31, 2006 was $9,921.

On March 22, 2005, the Company granted an aggregate of 200,000 options to two of the Company’s Directors. These stock options vest at the rate of 50,000 options on each September 22 of 2005, 2006, 2007 and 2008, respectively. The exercise price of the options ($3.40) was equal to the market price on the date the options were granted. Through December 31, 2005, the Company did not recognize compensation expense under APB 25 as the options had a zero intrinsic value at the date of grant. The adoption of SFAS 123R on January 1, 2006 resulted in a compensation charge of $36,817 and $128,284 for the years ended December 31, 2007 and 2006, respectively. One of the directors was elected as Chief Executive Officer from August 14, 2006.

On June 2, 2005, the Company granted 100,000 options to a director of the Company, which vests at the rate of 25,000 options on December 2 of 2005, 2006, 2007, and 2008, respectively. Through December 31, 2005, the Company did not recognize compensation expense under APB 25 as the options had a zero intrinsic value at the date of grant. The adoption of SFAS 123R on January 1, 2006 resulted in a compensation charge of $89,346 for the year ended December 31, 2006. On November 13, 2006, the Director filed his resignation. His options were vested unexercised in February 2007.

(b) Other Options

On October 13, 2003, the Company granted two Directors 100,000 options each, at an exercise price (equal to the market price on that day) of $4.21 per share, with 25,000 options vesting on each April 13, 2004, 2005, 2006 and 2007. There were 100,000 options outstanding as of December 31, 2006. The adoption of SFAS 123R on January 1, 2006 resulted in a compensation charge of $6,599 and $31,824 during the years ended December 31, 2007 and 2006, respectively.

As of December 31, 2008, there were 330,000 options outstanding with a weighted average exercise price of $3.77.

No options were exercised during the year ended December 31, 2008 and the year ended December 31, 2007.

The following table summarizes information about shares subject to outstanding options as of December 31, 2008, which was issued to current or former employees, consultants or directors pursuant to the 2004 Incentive Plan and grants to Directors:

	Options Outstanding		Options Exercisable
Number Outstanding	Range of Exercise Prices	Weighted- Average Exercise Price	Weighted- Average Remaining Life in Years	Number Exercisable	Weighted- Average Exercise Price
100,000	$4.21	$4.21	1.79	100,000	$4.21
30,000	$4.78	$4.78	2.32	30,000	$4.78
200,000	$3.40	$3.40	3.31	150,000	$3.40

330,000	$3.40-$4.78	$3.77	2.66	280,000	$3.84

(c) Warrants

On June 7, 2005, the Company granted 100,000 warrants to a consulting company as compensation for investor relations services at exercise prices as follows: 40,000 warrants at $3.50 per share, 20,000 warrants at $4.25 per share, 20,000 warrants at $4.75 per share and 20,000 warrants at $5 per share. The warrants have a term of five years and increments vest proportionately at a rate of a total 8,333 warrants per month over a one year period. The warrants are being expensed over the performance period of one year. In February 2006, the Company terminated its contract with the consultant company providing investor relation services. The warrants granted under the contract were reduced time-proportionally to 83,330, based on the time in service by the consultant company.

As part of some Private Placement Memorandums the Company issued warrants that can be summarized in the following table:

Name	Date	Terms	No. of Warrants	Exercise Price

Party 1	3/30/2008	2 years from Issuing	200,000	$1.50
Party 1	3/30/2008	2 years from Issuing	200,000	$2.00
Party 2	6/05/2008	2 years from Issuing	300,000	$1.50
Party 3	6/30/2008	2 years from Issuing	200,000	$1,50
Party 4	9/5/2008	2 years from Issuing	200,000	$1.50

Cashless Warrants:
On September 5, 2008 the Company entered a short term loan memorandum, with Mehmet Haluk Undes a third party, for a short term loan (“bridge”) of up to $275,000 to bridge the drilling program of the Company. As a consideration for said facility, the Company grants the investor with 100% cashless warrants coverage for two years at exercise price of 1.50 per share. The investor made a loan of $220,000 to the company on September 15, 2008 (where said funds were wired to the company drilling contractor), that was paid in full on October 8, 2008. Accordingly the investor is entitled to 200,000 cashless warrants as from September 15, 2008 at exercise price of $1.50 for a period of 2 years. The Company contests the validity of said warrants.

(d) Shares
On May 6, 2008 the Company issued 500,000 shares of its common stock, $0.001 par value per share, to Stephen Martin Durante in accordance with the instructions provided by the Company pursuant to the 2004 Employee Stock Incentive Plan registered on Form S-8 Registration.

On June 11, 2008, the Company entered into a Services Agreement with Mehmet Haluk Undes (the "Undes Services Agreement") pursuant to which the Company engaged Mr. Undes for purposes of assisting the Company in identifying, evaluating and structuring mergers, consolidations, acquisitions, joint ventures and strategic alliances in Southeast Europe, Middle East and the Turkic Republics of Central Asia. Pursuant to the Undes Services Agreement, Mr. Undes has agreed to provide us services related to the identification, evaluation, structuring, negotiating and closing of business acquisitions, identification of strategic partners as well as the provision of legal services. The term of the agreement is for five years and the Company has agreed to issue Mr. Undes 525,000 shares of common stock that shall be registered on a Form S8 no later than July 1, 2008.

On August 13, 2008, the Company issued 16,032 shares of its common stock, $0.001 par value per share, to Robin Ann Gorelick, the Company Secretary, in accordance with the instructions provided by the Company pursuant to the 2004 Employee Stock Incentive Plan registered on Form S-8 Registration

Following the above securities issuance, the 2004 Plan was closed, and no more securities can be issued under this plan.

2008 Stock Incentive Plan:

On July 28, 2008 - the Company held a special meeting of the shareholders for four initiatives, consisting of approval of a new board of directors, approval of the conversion of preferred shares to common shares, an increase in the authorized shares and a stock incentive plan. All initiatives were approved by the majority of shareholders.  The 2008 Employee Stock Incentive Plan (the "2008 Incentive Plan") authorized the board to issue up to 5,000,000 shares of Common Stock under the plan.

On August 23 the Company issued 100,000 shares of its common stock 0.001 par value per share, to Robert M. Yaspan, the Company lawyer, in accordance with the instructions provided by the Company pursuant to the 2008 Employee Stock Incentive Plan registered on Form S-8 Registration

On November 4, 2008, the Company issued 254,000 shares of its common stock 0.001 par value per share, to one consultant (200,000 shares) and two employees (54,000 shares), in accordance with the instructions provided by the Company pursuant to the 2008 Employee Stock Incentive Plan registered on Form S-8 Registration.

The balance of securities that can be issued under the 2008 Plan is 4,646,000 shares of Common Stock.

15. Related party transactions

Mr. Dunckel a member of the Board serves as President of ERC as wells as Verge., Nevada corporations and former subsidiaries of the Company. As President, he oversees management of real estate acquisitions, development and sales in the United States and Croatia where ERC holds properties. Concurrently, Mr. Dunckel is the Managing Director of The International Holdings Group Ltd. ("TIHG"), the sole shareholder of ERC and as such manages the investment portfolio of this holding company. Mr. Dunckel has entered into various transactions and agreements with the Company on behalf of ERC, Verge and TIHG (all such transactions have been reported on the Company filings of Form 8Ks). On December 31, 2006, Mr. Dunckel executed the Agreement and Plan of Exchange on behalf of TIHG which was issued shares in ERC in consideration for the exchange of TIHG's interest in Verge. Pursuant to that certain Stock Transfer and Assignment of Contract Rights Agreement dated as of May 14, 2007, the Company transferred its shares in ERC in consideration for the assignment of rights to that certain Investment and Option Agreement, and amendments thereto, dated as of June 19, 2006 which gives rights to certain interests and assets. Mr. Dunckel has represented and executed the foregoing agreements on behalf of ERC, Verge and TIHG as well as executed agreements on behalf of Verge to transfer 100% of Verge. Effective July 1, 2006, Verge entered into a non written year employment agreement with Darren C Dunckel as the President of Verge which commenced on July 11, 2006 and provides for annual compensation in the amount of $120,000, the employment expense which was capitalized related to such agreement was $120,000 for each year ended December 31, 2008 and 2007. Verge loaned to Mr. Darren Dunckel, the sum of $93,822, of which $90,000 was paid-off via Mr. Dunckel employment agreement, and the balance of $3,822 is included in Prepaid and other current assets as of December 31, 2006. As of December 31, 2007, the balance for advances to Mr. Dunckel was paid off. On October 2008 a group of investors associated with Mr. Dunckel acquired Verge from AGL in a transaction to which the company is not a party.

Upon closing the acquisition of AGL Mr. Attia was appointed as the CEO of AGL. Mr. Yossi Attia serves as chairman of the board of AGL.

The board of directors of AGL approved an employment agreement between the Company and Mr. Shalom Attia, the controlling shareholder and CEO of AP Holdings Ltd.  The agreement goes into effect on the date that the aforementioned allotments are consummated and stipulates that Mr. Shalom Attia will serve as the VP – European Operations of AGL in return for a salary that costs the Company an amount of US$ 10 thousand a month.  Mr. Attia is also entitled to reimbursement of expenses in connection with the affairs of the Company, in accordance with Company policy, as set from time to time.  In addition, Mr. Shalom Attia is entitled to an annual bonus of 2.5% of the net, pre-tax income of AGL in excess of NIS 8 million. The agreement was ratified by the general shareholders meeting of AGL on 30 October 2007.

On March 31, 2008, the Company raised $200,000 from a private offering of its securities pursuant to a Private Placement Memorandum ("PPM"). The private placement was for Company common stock which shall be "restricted securities" and were sold at $1.00 per share. The offering included 200,000 warrants to be exercised at $1.50 for two years (for 200,000 shares of the Company common stock), and an additional 200,000 warrants to be exercised at $2.00 for four years (for 200,000 shares of the Company common stock). Said Warrants may be exercised to ordinary common shares of the Company only if the Company issues subsequent to the date of the PPM, 25 million or more shares of its common stock. The money raised from the private placement of the Company’s shares will be used for working capital and business operations of the Company. The PPM was done pursuant to Rule 506. A Form D has been filed with the Securities and Exchange Commission in compliance with Rule 506 for each Private Placement. The investor is D’vora Greenwood (Attia), the sister of Mr. Yossi Attia. Mr. Attia abstained from voting on this matter in the board meeting which approved this PPM.

On September 5, 2008 the Company entered a short term loan memorandum, with Mehmet Haluk Undes, for a short term loan (“bridge”) of $220,000 to bridge the drilling program of the Company. As a consideration for said facility, the Company grants the investor with 100% cashless warrants coverage for two years at exercise price of $1.50 per share. The investor made a loan of $220,000 to the company on September 15, 2008 (where said funds were wired to the company drilling contractor), that was paid in full on October 8, 2008. Accordingly the investor is entitled to 200,000 cashless warrants from September 15, 2008 at exercise price of $1.50 for a period of 2 years.  The Company contest said warrants entitlements to the investor, based on a cause.

During the years 2008 and 2007, Yossi Attia paid substantial expenses for the Company and also deferred his salary. As of December 31, 2008, the Company owes Mr., Attia approximately 154 thousand dollars.

The Company via ERC rented its office premises in Las Vegas from Yossi Attia for a monthly fee.

16. Treasury Stock

In June 2006, the Company's Board of Directors approved a program to repurchase, from time to time, at management's discretion, up to 700,000 shares of the Company's common stock in the open market or in private transactions commencing on June 20, 2006 and continuing through December 15, 2006 at prevailing market prices. Repurchases will be made under the program using our own cash resources and will be in accordance with Rule 10b-18 under the Securities Exchange Act of 1934 and other applicable laws, rules and regulations. The Shemano Group is acting as agent for our stock repurchase program.

As of December 31, 2007, the Company held 657,362 treasury shares.

Pursuant to the unanimous consent of the Board of Directors in September 2006, the number of shares that may be purchased under the Repurchase Program was increased from 700,000 to 1,500,000 shares of common stock and the Repurchase Program was extended until October 1, 2007, or until the increased amount of shares is purchased.

Pursuant to the Sale Agreement of Navigator, the Company got on closing (2/16/2007) 622,531 shares of the Company’s common stock as partial consideration. The Company shares were valued at $1.34 per share, representing the closing price of the Company on the NASDAQ Capital Market on February 16, 2007, the closing of the sale. The Company intends to cancel the Emvelco common stock acquired during the disposition in the amount of $834,192.  All, the Company 660,362 treasury shares were retired and canceled during August and September 2008.

On November 20, 2008, the Company issued a press release announcing that its Board of Directors has approved a share repurchase program. Under the program the Company is authorized to purchase up to ten million of its shares of common stock in open market transactions at the discretion of management. All stock repurchases will be subject to the requirements of Rule 10b-18 under the Exchange Act and other rules that govern such purchases.

As of December 31, 2008 the Company has 100,000 treasury shares in its possession designated for cancellation.

17. Change in the Reporting Entity

In accordance with Financial Accounting Standards, FAS 154, Accounting Changes and Error Corrections, when an accounting change results in financial statements that are, in effect, the statements of a different reporting entity, the change shall be retrospectively applied to the financial statements of all prior periods presented to show financial information for the new reporting entity for those periods. Previously issued interim financial information shall be presented on a retrospective basis.

On August 19, 2008 the Company entered into final fee agreement with C. Properties (“Consultant”), where the Company had to pay Consultant certain fees in accordance with the agreement entered with the Consultant, the Consultant has agreed that, in lieu of cash payment, it will receive an aggregate of up to 734,060,505 shares of stock of the AGL, and the Consultant was not advised on the restructuring of the acquisition of DCG by the Corporation, and in order to compensate the Consultant and avoid any potential litigation, the Company has agreed to waive the above production requirements and convey all its holdings with AGL immediately, with such transfer considered effective January 1, 2008. Based on the agreement, the Company disposed all its holdings in AGL effective January 1, 2008, and these financials reflect such disposal.  Further, the Company previously issued interim financial statements dated as of March 31, 2008 and for the three month period ending March 31, 2008.  Those financial statements included the consolidation of the AGL.  Since the agreement with Consultant was retroactively applied to January 1, 2008, the following tables explain the effect of the change of the Company’s financial balances without consolidating AGL:

	Three Months Ended March 31, 2008
	Previously issued interim Q1 financial statements (Unaudited)		Effect of change of reporting entity (Unaudited)		Revised Balances (Audited)
Revenues	$	---	$	---	$	---
Cost of revenues		---		---		---
Total operating expenses		3,003,060		7,307,247		10,310,307
Operating loss		(3,003,060)		(7,307,247)		(10,310,307)
Net (loss) before minority interest		(2,911,208)		(7,363,366)		(10,274,573)
Less minority interest in loss of consolidated subsidiary		69,419		(69,419)		---
Net (loss)		(2,841,789)		(7,432,785)		(10,274,573)
Other comprehensive income (loss)		427,022		(427,022)		---
Comprehensive (loss)		$(2,414,767)		$(7,859,807)		$(10,274,573)
Net (loss) per share, basic and diluted		$(0.59	$			$(2.14)
Weighted average number of shares outstanding, basic and diluted		4,797,055				4,797,055

18. Subsequent events

On January 13, 2009, the Company entered into a Non Binding Term Sheet (the "Term Sheet") to enter into a definitive asset purchase agreement with Grand Pacaraima Gold Corp. ("Grand"), which owns 80% of the issued and outstanding securities of International Treasure Finders Incorporated to acquire certain oil and gas rights on approximately 481 acres located in Woodward County, Texas (the "Woodward County Rights"). In consideration for the Woodward County Rights, the Company will pay Grand an amount equal to 50% of the current reserves. The consideration shall be paid half in shares of common stock of the Company and half in the form of a note. The number of shares to be delivered by the Company will be calculated based upon the volume weighted average price ("VWAP") for the ten days preceding the closing date. The note will mature on December 31, 2009 and carry interest of 9% per annum payable monthly. In addition, the note will be convertible into shares of common stock of the Company at a 10% discount to the VWAP for the ten days preceding conversion. At the Company election, the Company may enter into this transaction utilizing a subsidiary to be traded on the Swiss Stock Exchange. On February 3, 2009the Company announced it has expanded negotiations to purchase all of the outstanding shares of International Treasure Finders Incorporated. The above transaction is subject to the receipt of a reserve report, drafting and negotiation of a final definitive agreement, performing due diligence as well as board approval of the Company. As such, there is no guarantee that the Company will be able to successfully close the above transaction. Dr. Gregory Rubin, a director of the Company, is an affiliate of ITFI and, as a result, voided himself from any discussions regarding this matter.

On January 20, 2009, the Company entered into a Term Sheet (the "Term Sheet") with Yasheng Group ("Yasheng") a group of companies engaged in the agriculture, chemicals and biotechnology businesses in the Peoples Republic of China and the export of such products to the United States, Canada, Australia, Pakistan and various European Union countries. Yasheng is also developing a logistics centre and eco-trade cooperation zone in California (the "Project"). Yasheng purchased 80 acres of property located in Victorville, California (the "Project Site") to be utilized for the Project. It is intended that the Project will be implemented in two phases, first, the logistic centre, and then the development of an eco-trade cooperation zone. The preliminary budget for the development of the Project is estimated to be approximately $400M. As set forth in the Term Sheet, Yasheng has received an option to merge all or part of its assets as well as the Project into the Company. As an initial stage, Yasheng will contribute the Project Site to the Company which will be accomplished through either the transferring title to the Project Site directly to the Company or the acquisition of the entity holding the Project Site by the Company. As consideration for the Project, the Company will issue Yasheng 130,000,000 shares of common stock (on a post reverse split basis). In addition, the Company will be required to issue Capitol Properties, an advisor, 100,000,000 shares of common stock (on a post reverse split basis).

At the second stage, if Yasheng exercises its option within its sole discretion, it may merge additional assets that it owns into the Company in consideration for shares of common stock of the Company. In the event that Yasheng exercises this option, the number of shares to be delivered by the Company will be calculated by dividing the value of the assets by the volume weighted average price for the ten days preceding the closing date. The value of the assets contributed by Yasheng will be based upon the asset value set forth in its audited financial statements. The Company and the YaSheng announced that the Companies have engaged Gregory Sichenzia of Sichenzia Ross Friedman Ference LLP to represent the companies for the reverse merger of the two companies, more commonly known as Super 8K. On March 2009, the Company and Yasheng entered into an amendment of the Term Sheet (the “Amendment”), pursuant to which the parties agreed to explore various areas including an alliance with third parties, a joint venture with various Russian agencies floating nuclear power plants and the lease of an existing logistics center in Inland Empire, California; in accordance with the Amendment, the Company, as an advance issuance, has agreed to issue 50,000,000 shares to Yasheng and 38,461,538 shares to Capitol in consideration for exploring the above matters; On March 5, 2009, the Company and Yasheng implemented an amendment to the Term Sheet pursuant to which the parties agreed to explore further business opportunities including the potential lease of an existing logistics center located in Inland Empire, California, and/or alliance with other major groups complimenting and/or synergetic to the Vortex/Yasheng JV as approved by the board of directors on March 9, 2009. Further, in accordance with the amendment, the Company has agreed to issue 50,000,000 shares to Yasheng and 38,461,538 shares to Capitol in consideration for exploring the business opportunities, based on the pro-ration set in the January Term Sheet. The shares of common stock were issued based on the Board consent on March 9, 2009, in connection with this transaction in a private transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and/or Rule 506 promulgated thereunder. Yasheng and Capitol are accredited investors as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

The above transaction is subject to the drafting and negotiation of a final definitive agreement, performing due diligence as well as board approval of the Company. As such, there is no guarantee that the Company will be able to successfully close the above transaction. The issuing of the shares to both Yasheng and Capitol include legend which allows the Company to cancel said shares if the transaction is not completed.

On January 23, 2009, the Company completed the sale of 5,000,000 shares of the Company's common stock to one accredited investor for net proceeds of $75,000 (or $0.015 per common share). The shares of common stock were issued in connection with this transaction in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and Rule 506 promulgated there under. The investor is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

Effective February 24, 2009, the Company affected a reverse split of its issued and outstanding shares of common stock on a 100 for one basis.    As a result of the reverse split, the issued and outstanding shares of common stock will be reduced from 92,280,919 to 922,809.  The authorized shares of common stock will remain as 400,000,000.  The shareholders holding a majority of the issued and outstanding shares of common stock and the board of directors approved the reverse split on November 24, 2008.  In addition, a new CUSIP was issued for the Company's common stock which is 92905M 203.  The symbol of the Company was changed from VTEX into VXRC.

As reported by Company on its Form 10-Q filed on November 14, 2008, Star entered, on September 1, 2008, into that certain Irrevocable Assignment of Promissory Note, which resulted in Star being a creditor of the Company with a loan payable by the Company in the amount of $1,000,000 (the "Debt"). No relationship exists between Star and the Company and/or its affiliates, directors, officers or any associate of an officer or director. On March 11, 2009, the Company entered and closed an agreement with Star pursuant to which Star agreed to convert all principal and interest associated with the Debt into 8,500,000 shares of common stock and released the Company from any further claims. The shares of common stock were issued in connection with this transaction in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and/or Rule 506 promulgated thereunder. Each of the parties are accredited investors as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

Due to current issues in the development of the oil and gas project in Crockett County, Texas, the board obtained a current reserve report for the Company's interest in DCG and Vortex One, which report indicated that the DCG properties as being negative in value. As a result of such report, the world and US recessions and the depressed oil and gas prices, the board of directors elected to dispose of the DCG property and/or desert the project in its entirely. On June 30, 2008, the Company formed Vortex One, a limited liability company, with Tiran Ibgui, an individual ("Ibgui") as reported on the Company's 8-K. Said agreements, in addition, included the assignment of its four leases in Crockett County, Texas to Vortex One. As a condition precedent to Ibgui contributing the required funding, Vortex One pledged all of its assets to Ibgui including the leases. On October 29, 2008, the Company entered into a settlement arrangement with Mr. Ibgui, whereby the Company agreed to transfer the 525,000 common shares previously owned by Vortex One to Mr. Ibgui. Further, in February 28, 2009, Ibgui, as the secured lender to Vortex One, directed Vortex One to assign the term assignments with 80% of the proceeds being delivered to Ibgui, as secured lender, and 20% of the proceeds being delivered to the Company - as per the original agreement.

The transaction closed on February 28, 2009 in consideration of a cash payment in the amount of $225,000, a 12 month promissory note in the amount of $600,000 and a 60 month promissory note in the amount of $1,500,000. Mr. Ibgui paid $25,000 fee, and from the net consideration of $200,000 Mr. Ibgui paid the Company its 20% portion of $40,000 on March 3, 2009. No relationship exists between Ibgui, the assignee of the leases and the Company and/or its affiliates, directors, officers or any associate of an officer or director.

During the first quarter of 2009, Upswing filled a complaint in Israel against AGL, Mr. Yossi Attia and Mr. Shalom Atia with regards to certain stock certificates of which the Company was the beneficiary owner at the relevant times. The company was not named as a party to said litigation.

Effective April 1, 2009 Mr. Dunckel resigned as the Company director in order to pursue other opportunities.

On April 2009, the Company filled a complaint against Trafalgar and its affiliates, for breaching of agreement and damages.

19.  Supplemental Oil and Gas Disclosures

The accompanying table presents information concerning the Company's natural gas producing activities as required by Statement of Financial Accounting   Standards No.  69, “Disclosures about Oil and Gas Producing Activities." Capitalized costs relating to oil and gas producing activities from continuing operations are as follows:

As of December 31, 2008
Proved undeveloped natural properties – Direct investment	$2,300,000
Unproved properties – option exercised	50,000
Total	2,350,000
Accumulated depreciation, depletion, amortization , and impairment	--
Net capitalized costs	$2,350,000

All of these reserves are located in DCG field located in the USA.

Estimated Quantities of Proved Oil and Gas Reserves

The following table presents the Company's estimate of its net proved crude oil and natural gas reserves as of September 30, 2008 elated to continuing   operations.   The  Company's  management  emphasizes  that  reserve estimates are  inherently  imprecise and that estimates of new  discoveries  are more imprecise than those of producing oil and gas properties.  Accordingly, the estimates are expected to change as future information becomes available.  The estimates have been prepared by independent natural gas reserve engineers.

MMCF (thousand cubic feet)
Proved undeveloped natural gas reserves at February 22, 2008	--
Purchases of drilling rights for minerals in place for period February 22, 2008 (inception of DCG) to December 31, 2008 – 4 wells at 355 MCF each	1,420
Revisions of previous estimates *)	(180)
Extensions and discoveries**)	--
Sales of minerals in place	--
Proved undeveloped natural gas reserves at December 31, 2008	1,420

*) the current reserve report revised to include revision by decreasing the MMCF from 1,600 to 1,420 based on 355 MCF compare to 400 MCF in prior report.

*) – the 4 wells that the Company drilled were not connected to the main pipe yet, so its potential reserves were included above.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

The following disclosures concerning the standardized measure of future cash flows from proved crude oil and natural gas are presented in accordance with SFAS No. 69. The standardized measure does not purport to represent the fair market value of the Company's proved crude oil and natural gas reserves. An estimate of fair market value would also take into account, among other factors, the recovery of reserves not classified as proved, anticipated future changes in prices and costs, and a discount factor more representative of the time value of money and the risks inherent in reserve estimates.

Under the  standardized  measure,  future cash  inflows  were  estimated by applying  period-end  prices  at  December  31,  2008  adjusted  for  fixed  and determinable escalations,  to the estimated future production of year-end proved reserves.  Future cash inflows were reduced by estimated future production and development costs based on year-end costs to determine pre-tax cash inflows. Future income taxes were computed by applying the statutory tax rate to the excess of pre-tax cash inflows over the tax basis of the properties.  Operating loss  carry forwards,  tax  credits,  and  permanent  differences  to the  extent estimated  to be  available  in the future  were also  considered  in the future income tax calculations, thereby reducing the expected tax expense. Future net cash inflows after income taxes were discounted using a 10% annual discount rate to arrive at the Standardized Measure.

Set forth below is the Standardized Measure relating to proved undeveloped natural gas reserves for the period ending December 31, 2008:

	Period ending December 31, 2008 (in thousands of $)	Period ending March 30, 2008 (in thousands of $)
Future cash inflows, net of royalties	109,890	231,230
Future production costs	(32,964)	(38,702)
Future development costs	(43,050)	(25,800)
Future income tax expense		--
Net future cash flows	33,876	166,728
Discount	(33,296)	(117,475)
Standardized Measure of discounted future net cash relating to proved reserves	580	49,253

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Natural Gas Reserves. The table above shows the second standardized measure of discounted future net cash flows for the Company since inception.  Accordingly, there are material changes to disclose, which in essence were contributed by substantial decline in gas prices in lieu of the financial turmoil that the USA (and the world) is facing.

Drilling Contract:

On July 1, 2008, DC Gas entered into a Drilling Contract (Model Turnkey Contract) ("Drilling Contract") with Ozona Natural Gas Company LLC ("Ozona"). Pursuant to the Drilling Contract, Ozona has been engaged to drill four wells in Crockett County, Texas. The drilling of the first well commenced immediately at the cost of $525,000 and the drilling of the subsequent three wells shall take place in secession. The drilling operations on the first well are due to funding provided by Vortex One. Such drilling took place, and the Vortex One well has successfully hit natural gas at a depth of 4,783 feet.  Due to this success with the first well, the Company commenced drilling on its second well on August 18, 2008, and it’s remaining 2 other locations parallel.  As disclosed on this report Vortex one entered into sale agreements of said four assignments.

20.  Earnings (loss) per Share

Below is a reconciliations of earnings (loss) per share and weighted average common shares outstanding for purposes of calculating basic and diluted earnings (loss) per share.

	2008	2009
Net Loss from continuing operations	(21,175,251)	(415,667)
Net Loss from discontinued operations	(35,435,636)	(10,656,933)
Weighted average shares outstanding, basic	19,496,690	4,734,266
Convertible preferred stock – if converted (diluted) – 6.25 to 1	520,833	---
Weighted average shares for purpose of computing diluted loss per share	20,017,424	4,734,266
Weighted average number of shares outstanding, basic (1:100 reverse split)	194,967	47,343
Weighted average number of shares outstanding, diluted (1:100 reverse split)	200,175	47,343
Loss per share from continuing operations, basic	(108.61)	(8.78)
Loss per share from discontinued operations, basic	(181.75)	(225.10)
Net loss per share, basic	(290.36)	(233.88)
Loss per share from continuing operations, diluted	(105.78)	(8.78)
Loss per share from discontinued operations, diluted	(177.02)	(225.10)
Net loss per share, diluted	(282.81)	(233.88)

Exhibit 21.1

List of Subsidiaries

Company	Ownership %
Davy Crocket Gas Company LLC	100%
Vortex Ocean One, LLC	50%
EA Emerging Venture Corp	100%

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
AND PRINCIPAL FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002

 I, Yossi Attia, certify that:

1.	I have reviewed this Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008 of Vortex Resources Corp.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September __, 2009	/s/ Yossi Attia
Yossi Attia Chief Executive Officer and Principal Financial Officer

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Yossi Attia, Chief Executive Officer of Yasheng Eco-Trade Corporation (the “Company”), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that

(1)
the Annual Report on Form 10-K/A of the Company for the fiscal year ended December 31, 2008 (the “Report”) fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: September __, 2009

/s/ Yossi Attia
Name: Yossi Attia Title: Chief Executive Officer and Principal Financial Officer

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 10-Q/A
(Amendment No. 1)

(Mark One)
☒	QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2009

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commissions file number 001-12000

YASHENG ECO-TRADE CORPORATION
 (Exact name of registrant - registrant as specified in its charter)

YASHENG ECO-TRADE CORPORATION (F/K/A VORTEX RESOURCES CORP.)
(Former name of registrant)

Delaware	13-3696015
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9107 Wilshire Blvd., Suite 450, Beverly Hills, CA 90210
(Address of principal executive offices)

(310) 461-3559	(310) 461-1901
Issuer’s telephone number	Issuer’s facsimile number

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non accelerated filer ☐ (Do not check if a smaller reporting company)		Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of Exchange Act). Yes ☐ No ☒

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date:

Common Stock, $.001 par value	113,430,807
(Class)	(Outstanding at August 19,. 2009)

YASHENG ECO-TRADE CORPORATION (F/K/A VORTEX RESOURCES CORP.)

INDEX

YASHENG ECO-TRADE CORPORATION (F/K/A VORTEX RESOURCES CORP.)
CONDENSED CONSOLIDATED BALANCE SHEET
Amounts in US dollars

	March	December 31,
ASSETS	2009	2008
Current assets:	(Unaudited)
Cash and cash equivalents	$9,711	123,903
Intangible, debt discount on Notes with conversion option, current (Note 3)	---	---
Note receivable – From discontinued operations (Note 5)	600,000	---
Total current assets from continued operations	9,711	123,903
Total current assets from discontinued operations (Note 5, 12)	600,000
Total current assets	609,711	123,903

Intangible, debt discount on Notes with conversion option, net of current portion (Note 3)	---	---
Note receivable- From discontinued operations	2,100,000	2,600,000
Total assets	$2,609,711	2,723,903

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	797,654	813,064
Convertible notes payable to third party – current portion (Note 3)	350,097	212,290
Other current liabilities	88,336	89,400
Total current liabilities	1,236,087	1,114,754

Convertible Notes Payable to Third Party (Note 3)	2,270.000	1,742,899
Total liabilities	3,506,087	2,857,653

Commitments and contingencies (Note 6)	--	--
Minority interest in subsidiary’s net assets	525,000	525,000
Stockholders' equity
Preferred stock, 1,000,000 series B convertible, $1.20 stated value - Authorized and outstanding
1,200,000 and 0 shares, respectively	1,200,000	1,200,000
Common stock, $.10 par value - Authorized 400,000,000 shares;
9,372,809 and 917,809 shares issued; 9,372,809 and 872,809 shares outstanding, respectively	95,781	87,281
Additional paid-in capital	96,374,937	93,038,051
Accumulated deficit	(99,065,059)	(94,957,047
Accumulated other comprehensive loss	(2,226)	(2,226)
Treasury stock – 1,000 and 127,889 common shares at cost, respectively (Note 9)	(24,809)	(24,809)
Total stockholders' equity	(1,421,376)	(658,750)

Total liabilities and stockholders' equity	$2,609,711	2,723,903

See accompanying notes to consolidated financial statements.

YASHENG ECO-TRADE CORPORATION (F/K/A VORTEX RESOURCES CORP.)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Un-Audited)

	Three Months Ended March 31,
	2009	2008
Revenues	$-	$-

Cost of revenues	-	-

Operating expenses

Compensation and related costs	71,533	76,101
Consulting, professional and directors fees	159,209	2,641,649
Other selling, general and administrative expenses	40,595	285,311

Total operating expenses ( Note 10)	271,337	3,003,060

Operating loss	(271,337)	(3,003,060)
Financing loss – change of conversion price	(1,786,000)
Interest income	171,565	196,343
Interest expense	(1,737,240)	(104,491)

Net loss before minority interest (Note 10)	(3,623,012)	(2,911,208)

Minority interest (loss) income of consolidated subsidiary	(485,000)	69,419

Net loss	(4,108,012)	(2,841,789)

Other comprehensive income	---	427,022

Comprehensive loss (Note 10)	(4,108,012)	(2,414,767)

Net income (loss) per share, basic (Note 10)	$(14.41)	$(59.00)

Weighted average number of shares outstanding, basic (Note 1)	284,946	47,970

Net income (loss) per share, diluted (Note 1)	$(13.44)	$(59.00

Weighted average number of shares outstanding, diluted (Note 1)	305,720	47,970

See accompanying notes to condensed consolidated financial statements.

YASHENG ECO-TRADE CORPORATION (F/K/A VORTEX RESOURCES CORP.)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(RESTATED FOR 1:100 REVERSE SPLIT AS OF MARCH 31, 2009
(Un-Audited)

	Preferred Stock		Common Stock		Additional
	Number		Number		Paid-in	Accumulated	Income	Treasury	Shareholders'
	of Shares	Amount	of Shares	Amount	Capital	Deficit	(Loss)	Stock	Equity

Balances December 31, 2007			46,092	4,609	53,281,396	(38,289,630)	(2,226)	(2,117,711)	12,876,438
Compensation charge on shares, options and warrants issued to consultants			2,540	254	2,018,161				2,018,415
Treasury stock - Open Market			(1,030)	(103)				(28,400)	(28,503)
Issuance of preferred shares and subsequent conversion into common shares			500,000	50,000	49,950,000				50,000,000
Issuance of shares - common			25,207	2,521	1,014,993				1,017,514
Conversion of notes payable into common shares			450,000	45,000	2,105,000				2,150,000
Cancellation of treasury shares					(2,121,302)			2,121,302	-
Discount on Note Payable					1,907,220				1,907,220
Surrendered 15MM shares			(150,000)	(15,000)	(14,985,000)				(15,000,000)
Conversion of note to Series B preferred	1,000,000	$1,200,000			(132,417)				1,067,583
Net loss for the period						(56,667,417)			(56,667,417)

Balances December 31, 2008	1,000,000	$1,200,000	872,809	87,281	93,038,051	(94,957,047)	(2,226)	(24,809)	(658,750)
Conversion of note to common shares			8,500,000	8,500	1,048,833				1,057,333
Change in conversion price (Note 7)					2,288,053				2,288,053
Net loss for the period						(4,108,012)			(4,108,012)

Balances March 31, 2009	1,000,000	$1,200,000	9,372,809	95,781	96,374,937	(99,065,059)	(2,226)	(24,809)	(1,421,376)

See accompanying notes to condensed consolidated financial statements.

 YASHENG ECO-TRADE CORPORATION (F/K/A VORTEX RESOURCES CORP.)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Un-Audited)

	Three Months Ended
	March 31,
	2009	2008
Net loss	(4,108,192)	(2,414,767)
Financing loss	1,786,000
Amortization of debt discount	1,685,000
Non-cash compensation for consulting, professional services and director fees	---	2,018,1615
Net cash used by continuing operations	(637,012)	(396,706)
Net cash used by discontinued operations	(447,830)	883,854
Net cash provided by operating activities	(189,182)	487,148

Cash flows from investing activities:
Loan advances to ERC		(788,510)
Investment in land development		(2,177,941)
Net cash used in investing activities	---	(2,966,451)

Cash flows from financing activities:
Proceeds from bank loans	---	39,800
Repayment of convertible note	---	(100,000)
Proceeds from Trafalgar note payable	---	500,000
Proceeds from issuance of stock	75,000	500,000
Payments to acquire treasury stock	---	(508)
Proceeds from AFG loan		1,660,000
Net cash provided by financing activities	75,000	2,599,292

Net decrease in cash and cash equivalents	(114,192)	119,989
Cash and cash equivalents, beginning of period	123,903	369,576
Cash and cash equivalents, end of period	9,711	489,565

Supplemental disclosure:
Cash paid for interest	---	17,063
Cash received for interest	---	108,193
Summary of non-cash transactions:
Accrued interest capitalized into Investment in real property		212,856
Non cash Transaction : Note payable converted to common stock	1,020,000

See accompanying notes to condensed consolidated financial statements.

YASHENG ECO-TRADE CORPORATION (F/K/A VORTEX RESOURCES CORP.)
Notes to Un-Audited Condensed Consolidated Financial Statements

1. Organization and Business

Yasheng Eco-Trade Corporation, formerly known as Vortex Resources Corp and Emvelco Corp., is a Delaware corporation and was organized on November 9, 1992. It was a development stage company through December 1993. Effective August 19, 2008, the Company changed its name to Vortex Resources Corp. which was accomplished by merger of a wholly owned subsidiary into the Company with the Company being the survivor entity and subsequently changed its name to Yasheng Eco-Trade Corporation. Yasheng Eco-Trade Corporation (f/k/a VORTEX RESOURCES CORP.) and its consolidated subsidiaries are collectively referred to herein as “Yasheng”, “Vortex” or the “Company”.

The Company’s headquarters are located in Beverly Hills, California, and its operational offices located in West Hollywood, California.

In 2008, the Company focused on the mineral resources industry, commencing gas and oil sub-industry, which was approved by its shareholders. Based on a series of agreements,, the Company entered into an Agreement and Plan of Exchange (the "DCG Agreement") with Davy Crockett Gas Company, LLC ("DCG") and its members ("DCG Members"). DCG has obtained a reserve evaluation report from an independent engineering firm, which classifies the gas reserves as “proven undeveloped”.  According to the independent well evaluation, each well contains approximately 355 MMCF (355,000 cubic feet) of recoverable natural gas.

The Company elected to move from The NASDAQ Stock Market to the OTCBB to reduce, and more effectively manage, its regulatory and administrative costs, and to enable Company’s management to better focus on its business of developing the natural gas drilling rights recently acquired in connection with the acquisition of DCG.

Due to current issues in the development of the oil and gas project in Crockett County, Texas, the board obtained in January 2009, a reserve report for the Company's interest in DCG and Vortex One, which report indicated that the DCG properties as being negative in value. As a result of such report, the world and US recessions and the depressed oil and gas prices, the board of directors elected to dispose of the DCG property and/or desert the project in its entirely

As a result of the series of transactions described above, the Company’s ownership structure at March 31, 2009 is as follows (designated for sale – see subsequent events):

100% of DCG – discontinued operations
50% of Vortex Ocean One, LLC - discontinued operations
About 7% of Micrologic, (Via EA Emerging Ventures Corp)

General Business Strategy

Our business plan since 1993 has been identifying, developing and operating companies within emerging industries for the purpose of consolidation and sale if favorable market conditions exist. Although the Company primarily focuses on the operation and development of its core businesses, the Company pursues consolidations and sale opportunities in a variety of different industries, as such opportunities may present themselves, in order to develop its core businesses as well as outside of its core business.  The Company may invest in other unidentified industries that the Company deems profitable. If the opportunity presents itself, the Company will consider implementing its consolidation strategy with its subsidiaries and any other business that it enters into a transaction.  In January 2009, the Company commenced the development of a logistics center.

Yasheng Group Logistics Center

On January 20, 2009, the Company entered into a non-binding Term Sheet (the “Term Sheet”) with Yasheng Group, Inc., a California corporation (“Yasheng”).  Yasheng is an agriculture conglomerate which has subsidiaries located in the Peoples Republic of China who are engaged in the production and distribution of agricultural, chemical and biotechnological products to the United States, Canada, Australia, Pakistan and various European Union countries as well as in China.  Pursuant to the Term Sheet, Yasheng agreed to transfer 100% ownership of 80 acres of property located in Victorville, California for use as a logistics center and eco-trade cooperation zone (the “Project”).  Vortex has also agreed that it will change its name from “Vortex Resources Corp.” to “Yasheng EcoTrade Corporation”.  As consideration for contributing the property, the Company agreed to issue Yasheng 130,000,000 shares of the Company’s common stock and Capital Properties (“Capitol”), an advisor on the transaction, 100,000,000 shares of the Company’s common stock.  On March 5, 2009, the Company and Yasheng implemented an amendment to the Term Sheet pursuant to which the parties agreed to explore further business opportunities including the potential lease of an existing logistics center, and/or alliance with other major groups complimenting and/or synergetic to the development of a logistics center.  Further, in accordance with the amendment, the Company has agreed to issue 50,000,000 shares to Yasheng and 38,461,538 shares to Capitol in consideration for exploring the business opportunities and their efforts associated with the development of the logistics center.  The issuance of the shares of common stock to Yasheng and Capital Properties resulted in substantial dilution to the interests of other stockholders of the Company. but did not represent a change of control in the Company in light of the number of shares of common stock and Super Voting Series B Preferred Stock that was outstanding on the date of issuanceThe Company and Yasheng have also evaluated several properties throughout California with the goal of leasing the property to be used for the logistics center.  Management believes that leasing the property with an option to buy will have significant cost savings in comparison to acquiring such property.    In June 2009, the Company has narrowed in search down to a few potential properties.and has subsequently identified a specific site in the San Bernardino, California vicinity that it intends to move forward on.

On August 26, 2009, the Company entered into an agreement with Yasheng pursuant to which the Company agreed to acquire 49% of the outstanding securities (the “Yasheng Logistic Securities”) of Yasheng (the United States) Logistic Service Company Incorporated (“Yasheng Logistic”), a California corporation and a wholly owned subsidiary of Yasheng.  In consideration of the Yasheng Logistic Securities, the Company will issue Yasheng 100,000,000 restricted shares of common stock of the Company.  Further, Yasheng has agreed to cancel the 50,000,000 shares of the Company that were previously issued to Yasheng.  The sole asset of Yasheng Logistic is the certificate of approval for Chinese enterprises investing in foreign countries granted by the Ministry of Commerce of the People’s Republic of China.

Yasheng Group Option

Pursuant to the Term Sheet, the Company granted Yasheng an irrevocable option to merge all or part of its assets into the Company (the “Yasheng Option”). If Yasheng exercises the Yasheng Option, as consideration for the transaction to be completed between the parties, Vortex will issue Yasheng such number of shares of the Company’s common stock calculated by dividing the value of the assets which will be included in the transaction with the Company by the volume weighted average price of the Company’s common stock as quoted on a national securities exchange or the Over-the-Counter Bulletin Board for the ten days preceding the closing date of such transaction. The value of the assets contributed by Yasheng will be based upon the asset value set forth in Yasheng’s audited financial statements provided to the Company prior to the closing of any such transaction..  Furthermore, if a substantial portion of Yasheng is merged into the Company upon the exercise of the Yasheng Option, the Company agreed to change its name to “The Yasheng Group, Inc.”

On August 26, 2009, the Company entered into a Stock Exchange Agreement (the “Exchange Agreement”) with Yasheng Group (BVI), a British Virgin Island corporation (“Yasheng-BVI”), pursuant to which Yasheng-BVI agreed to sell the Company 75,000,000 shares (the “Group Shares”) of common stock of Yasheng Group in consideration of 396,668,000 shares (the “Company Shares”) of common stock of the Company (the “Exchange”).  The parties agreed to close the Exchange as soon as possible, but a closing date has not been set.

As the Company does not presently have the authorized amount of shares of common stock to provide for the issuance of the Company Shares, the parties agreed that the Company will issue the amount of shares of common stock presently available at the closing and will issue the balance of such Company Shares upon increasing the authorized shares of common stock.  The Company has agreed that the Company Shares held by Yasheng-BVI are non-dilutive  in that Yasheng-BVI shall never own less than 55% of the issued and outstanding shares of the Company.  Yasheng-BVI may appoint a number of directors to the Board of Directors to provide voting control of the Board of Directors to Yasheng -BVI.  The Company has also agreed that the 38,461,538 shares held by Capital Properties will be held for the benefit of Yasheng-BVI, which Capitol Properties has agreed to.  Further, both parties have agreed to restructure the Exchange Agreement for tax or other purposes as needed and the Company has agreed to enter into the required financing arrangements that are acceptable to Yasheng-BVI prior to Closing.

In the event that any of the conditions to the Exchange Agreement are not satisfied or waived, the Exchange Agreement may not be consummated.  Neither the Company nor Yasheng-BVI can provide any assurances that the Exchange Agreement will ultimately be consummated.

Under the Exchange Agreement, the Exchange Agreement may be terminated by written consent of both parties, by either party if the other party has breached the Exchange Agreement or if the closing conditions are not satisfied or by either party if the exchange is not closed by September 30, 2009.  The Company is presently working to extend the termination date.

The issuance of the shares of common stock to Yasheng or Yasheng-BVI will potentially result in substantial dilution to the interests of other stockholders of the Company and could result in a change of control of the Company on the date of issuance.  The transactions described above are subject to the drafting and negotiation of a final definitive agreement, performing due diligence as well as board approval from both parties. As such, there is no guarantee that the Company will be able to successfully close the above transaction.

Effective February 24, 2009, the Company affected a reverse split of its issued and outstanding shares of common stock on a 100 for one basis.    As a result of the reverse split, the issued and outstanding shares of common stock were reduced from 92,280,919 to 922,809.  The authorized shares of common stock remain as 400,000,000.  All shares amounts in this filling take into effect said reverse split, unless stated differently, presented on a retroactive basis.

2. Summary of Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation

The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and all variable interest entities for which the Company is the primary beneficiary. All inter-company balances and transactions have been eliminated upon consolidation. Control is determined based on ownership rights or, when applicable, whether the Company is considered the primary beneficiary of a variable interest entity.

Variable Interest Entities

Under Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003) “Consolidation of Variable Interest Entities” (“FIN 46R”), the Company is required to consolidate variable interest entities (“VIE's”), where it is the entity’s primary beneficiary. VIE's are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE.

Based on the transactions, which were closed on November 2, 2007, the Company owned 58.3% of Atia Group Limited (AGL) as of December 31, 2007.  This interest was divested as of effective January 1st, 2008 upon completion of the DCG reverse merger transaction. Since the company is the primary beneficiary through December 31, 2007, the financial statements of AGL are consolidated into these 2007 financial statements.  However, as of January 1, 2008, the balance sheet and results of operations of AGL are not consolidated into these financial statements.  The Company previously issued interim financial statements dated as of March 31, 2008 and for the three month period ending March 31, 2008.  Those financial statements included the consolidation of the AGL. In accordance with Financial Accounting Standards, FAS 154, Accounting Changes and Error Corrections, the Company disclosed the accounting change results in financial statements that are, in effect, the statements of a different reporting entity.  The change shall be retrospectively applied to the financial statements of all prior periods presented to show financial information for the new reporting entity for those periods.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Fair value of financial instruments

The carrying values of cash equivalents, notes and loans receivable, accounts payable, loans payable and accrued expenses approximate fair values.

Revenue recognition

The Company applies the provisions of Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin ("SAB") No. 104, “Revenue Recognition in Financial Statements” (“SAB 104”), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 104 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. The Company recognizes revenue when persuasive evidence of an arrangement exists, the product or service has been delivered, fees are fixed or determinable, collection is probable and all other significant obligations have been fulfilled.

Revenues from property sales are recognized in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 66, “Accounting for Sales of Real Estate,” when the risks and rewards of ownership are transferred to the buyer, when the consideration received can be reasonably determined and when Vortex has completed its obligations to perform certain supplementary development activities, if any exist, at the time of the sale. Consideration is reasonably determined and considered likely of collection when Emvelco has signed sales agreements and has determined that the buyer has demonstrated a commitment to pay. The buyer’s commitment to pay is supported by the level of their initial investment, Vortex’ assessment of the buyer’s credit standing and Vortex’ assessment of whether the buyer’s stake in the property is sufficient to motivate the buyer to honor their obligation to it.

Revenue from fixed price contracts is recognized on the percentage of  completion  method.   The   percentage of completion method is also used for condominium projects in which the Company is a real estate developer and all units have been sold prior to the completion of the preliminary stage and at least 25% of the project has been carried out. Percentage of completion is measured by the percentage of costs incurred to balance sheet date to estimated total costs.  Selling,   general, and administrative costs are charged to expense as incurred.  Profit incentives are included in revenues, when their realization is reasonably assured. Provisions for estimated losses on uncompleted projects are made in the period in which such losses are first determined, in the amount of the estimated loss of the full contract. Differences between estimates and actual costs and revenues are recognized in the year in which such differences are determined. The provision for warranties is provided at certain percentage of revenues, based on the preliminary calculations and best estimates of the Company's management.

Cost of revenues

Cost of revenues includes the cost of real estate sold and rented as well as costs directly attributable to the properties sold such as marketing, selling and depreciation.

Real estate

Real estate held for development is stated at the lower of cost or market. All direct and indirect costs relating to the Company's development project are capitalized in accordance with SFAS No. 67 "Accounting for Costs and Initial Rental Operations of Real Estate Projects". Such standard requires costs associated with the acquisition, development and construction of real estate and real estate-related projects to be capitalized as part of that project. The realization of these costs is predicated on the ability of the Company to successfully complete and subsequently sell or rent the property.

Treasury Stock

Treasury stock is recorded at cost. Issuance of treasury shares is accounted for on a first-in, first-out basis. Differences between the cost of treasury shares and the re-issuance proceeds are charged to additional paid-in capital.

Foreign currency translation

The Company considers the United States Dollar (“US Dollar” or "$") to be the functional currency of the Company and its subsidiaries, the prior owned subsidiary, AGL, which reports its financial statements in New Israeli Shekel. (“N.I.S”) The reporting currency of the Company is the US Dollar and accordingly, all amounts included in the consolidated financial statements have been presented or translated into US Dollars. For non-US subsidiaries that do not utilize the US Dollar as its functional currency, assets and liabilities are translated to US Dollars at period-end exchange rates, and income and expense items are translated at weighted-average rates of exchange prevailing during the period. Translation adjustments are recorded in “Accumulated other comprehensive income” within stockholders’ equity. Foreign currency transaction gains and losses are included in the consolidated results of operations for the periods presented.

Cash and cash equivalents

Cash and cash equivalents include cash at bank and money market funds with maturities of three months or less at the date of acquisition by the Company.

Marketable securities

The Company determines the appropriate classification of all marketable securities as held-to-maturity, available-for-sale or trading at the time of purchase, and re-evaluates such classification as of each balance sheet date in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”). In accordance with Emerging Issues Task Force (“EITF”) No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment” (“EITF 03-01”), the Company assesses whether temporary or other-than-temporary gains or losses on its marketable securities have occurred due to increases or declines in fair value or other market conditions.

The Company did not have any marketable securities within continuing operations for the period ended March 31, 2009 (other than Treasury Stocks as disclosed).

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. The Company provides for depreciation of property and equipment using the straight-line method over the following estimated useful lives:

Software	3 years
Computer equipment	3-5 years
Other furniture equipment and fixtures	5-7 years

The Company’s policy is to evaluate the appropriateness of the carrying value of long-lived assets. If such evaluation were to indicate an impairment of assets, such impairment would be recognized by a write-down of the applicable assets to the fair value. Based on the evaluation, no impairment was indicated in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (“SFAS 144”).

Equipment purchased under capital leases is stated at the lower of fair value and the present value of minimum lease payments at the inception of the lease, less accumulated depreciation. The Company provides for depreciation of leased equipment using the straight-
line method over the shorter of estimated useful life and the lease term. During the year ended December 31, 2008 and the period ended March 31, 2009, the Company did not enter into any capital leases.

Recurring maintenance on property and equipment is expensed as incurred.

Goodwill and intangible assets

Goodwill results from business acquisitions and represents the excess of purchase price over the fair value of identifiable net assets acquired at the acquisition date. There was goodwill recorded in the transaction with AGL totaling $1.2 million as of December 31, 2007.  Since this subsidiary was divested as of January 1, 2008 in compliance with the C Properties Agreement, this goodwill was impaired during the first quarter of 2008 and presented as a consulting, director and professional fees in the P&L. As a result of the acquisition of DCG, the Company recorded Goodwill for a total of $49,990,000 as the former members of DCG were given conversion rights under the preferred stock arrangement for 50,000,000 common shares at a $1.00 price per share less the contribution of $10,000.

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is tested for impairment annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Management evaluates the recoverability of goodwill by comparing the carrying value of the Company’s reporting units to their fair value. Fair value is determined based a market approach.  For the year ended December 31, 2008, an analysis was performed on the goodwill associated with the investment in DCG, and impairment was charged against the P&L for approximately $35.0 million.

Intangible assets that have finite useful lives, whether or not acquired in a business combination, are amortized over their estimated useful lives, and also reviewed for impairment in accordance with SFAS 144. On July 22, 2007, the Company entered into a $2 million note payable agreement with third party, which included an option to convert the debt into equity.  The estimated value of the conversion feature is approximately $976,334, and will be reported as interest expense over the anticipated repayment period of the debt.  Said note was converted during August 2008. As such all value of the conversion feature is approximately $976,334 was recorded as interest expense.

The Company entered into a Securities Purchase Agreement (the "Agreement") with Trafalgar Capital Specialized Investment Fund, Luxembourg ("Buyer") on September 25, 2008 for the sale of up to $2,750,000 in convertible notes (the "Notes"). The Company recorded an intangible asset related to the discount on the issuance of debt. The estimated value of the conversion feature was approximately $1,907,221 and will be reported as interest expense over the anticipated repayment period of the debt.  As reported under Legal proceedings on the Company annual filling, the Company notified Trafalgar that Trafalgar is in breech with regard to the services to be performed in accordance with the $2,000,000 loan agreement, and as such the Company believes such notes are null and void.  Pursuant to FASB 5, the $2,000,000 is recorded as a liability on the balance sheet since the outcome of the legal actions is undeterminable at this time. The Company filled a lawsuit against Trafalgar, and as such all the unamortized value of the conversion feature was recorded as interest expense in the first quarter of 2009.

As disclosed in note 1, the Company intends to issue 50,000,000 shares to Yasheng and 38,461,538 shares to Capitol in consideration for exploring the business opportunities. Said transaction is subject to the drafting and negotiation of a final definitive agreement, performing due diligence, and as such to both Yasheng and Capitol shares include legend which allows the Company to cancel said shares if the transaction is not completed. Upon finalization of the transaction, the Company will record goodwill according to SFAS No. 142.

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per share reflect the effect of dilutive potential common shares issuable upon exercise of stock options and warrants and convertible preferred stock.

Comprehensive income (loss)

Comprehensive income includes all changes in equity except those resulting from investments by and distributions to shareholders.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Deferred tax assets and liabilities, are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock-based compensation

Effective January 1, 2006, the Company adopted SFAS No. 123R, “Share-Based Payment” (“SFAS 123R”). Under SFAS 123R, the Company is required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The measured cost is recognized in the statement of operations over the period during which an employee is required to provide service in exchange for the award. Additionally, if an award of an equity instrument involves a performance condition, the related compensation cost is recognized only if it is probable that the performance condition will be achieved.

Prior to the adoption of SFAS 123R , the Company accounted for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations, and chose to adopt the disclosure-only provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”), as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (“SFAS 148”). Under APB 25, the Company did not recognize expense related to employee stock options because the exercise price of such options was equal to the quoted market price of the underlying stock at the grant date.

The Company adopted SFAS 123R using the modified prospective method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s fiscal year 2006. Under this method, compensation cost recognized during the year ended December 31, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested, as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 and amortized on an straight-line basis over the requisite service period, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R amortized on a straight-line basis over the requisite service period. Results for prior periods have not been restated.

The Company estimates the fair value of each option award on the date of the grant using the Black-Scholes option valuation model. Expected volatilities are based on the historical volatility of the Company’s common stock over a period commensurate with the options’ expected term. The expected term represents the period of time that options granted are expected to be outstanding and is calculated in accordance with SEC guidance provided in the SAB 107, using a “simplified” method. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the Company’s stock options.

The following table shows total non-cash stock-based employee compensation expense included in the consolidated statement of operations for the year ended December 31, 2008 (there were no such expenses during the first quarter ended on March 31, 2009):

Categories of cost and expenses	Year ended
December 31,
2008

Compensation and related costs	$
Consulting, professional and directors fees	2,018,101
Total stock-based compensation expense	$2,018,101

Recently Issued but Not Yet Adopted Accounting Standards

In December 2007, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 110 (“SAB 110”). SAB 110 amends and replaces Question 6 of Section D.2 of Topic 14, “Share-Based Payment,” of the Staff Accounting Bulletin series. Question 6 of Section D.2 of Topic 14 expresses the views of the staff regarding the use of the “simplified” method in developing an estimate of the expected term of “plain vanilla” share options and allows usage of the “simplified” method for share option grants prior to December 31, 2007. SAB 110 allows public companies which do not have historically sufficient experience to provide a reasonable estimate to continue to use the “simplified” method for estimating the expected term of “plain vanilla” share option grants after December 31, 2007. The Company will continue to use the “simplified” method until it has enough historical experience to provide a reasonable estimate of expected term in accordance with SAB 110.

In December 2007, the FASB issued Statement of Financial Accounting Standards (“SFAS”) 141-R, “Business Combinations.” SFAS 141-R retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (referred to as the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. It also establishes principles and requirements for how the acquirer: (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141-R will apply prospectively to business combinations for which the acquisition date is on or after the Company’s fiscal year beginning October 1, 2009. While the Company has not yet evaluated the impact, if any, that SFAS 141-R will have on its consolidated financial statements, the Company will be required to expense costs related to any acquisitions after September 30, 2009.

In December 2007, the FASB issued SFAS 160, “Non-controlling Interests in Consolidated Financial Statements.” This Statement amends Accounting Research Bulletin 51 to establish accounting and reporting standards for the non-controlling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The Company has not yet determined the impact, if any, that SFAS 160 will have on its consolidated financial statements. SFAS 160 is effective for the Company’s fiscal year beginning October 1, 2009.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position No. FAS 157–2, “Effective Date of FASB Statement No. 157”, which provides a one year deferral of the effective date of SFAS 157 for non–financial assets and non–financial liabilities, except those that are recognized or disclosed in  the financial statements at fair value at least annually. Therefore, effective January 1, 2008, we adopted the provisions of SFAS No. 157 with respect to our financial assets and liabilities only. Since the Company has no investments available for sale, the adoption of this pronouncement has no material impact to the financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. This statement provides entities the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Effective January 1, 2008, we adopted SFAS No. 159 and have chosen not to elect the fair value option for any items that are not already required to be measured at fair value in accordance with accounting principles generally accepted in the United States.

Gas Rights on Real Property, plant, and equipment

Depreciation, depletion and amortization, based on cost less estimated salvage value of the asset, are primarily determined under either the unit-of-production method or the straight-line method, which is based on estimated asset service life taking obsolescence into consideration. Maintenance and repairs, including planned major maintenance, are expensed as incurred. Major renewals and improvements are capitalized and the assets replaced are retired. Interest costs incurred to finance expenditures during the construction phase of multiyear projects are capitalized as part of the historical cost of acquiring the constructed assets. The project construction phase commences with the development of the detailed engineering design and ends when the constructed assets are ready for their intended use. Capitalized interest costs are included in property, plant and equipment and are depreciated over the service life of the related assets.

The Company uses the “successful efforts” method to account for its exploration and production activities. Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. Costs of productive wells and development dry holes are capitalized and amortized on the unit-of-production method. The Company records an asset for exploratory well costs when the well has found a sufficient quantity of reserves to justify its completion as a producing well and where the Company is making sufficient progress assessing the reserves and the economic and operating viability of the project. Exploratory well costs not meeting these criteria are charged to expense. Acquisition costs of proved properties are amortized using a unit-of-production method, computed on the basis of total proved natural gas reserves. Significant unproved properties are assessed for impairment individually and valuation allowances against the capitalized costs are recorded based on the estimated economic chance of success and the length of time that the Company expects to hold the properties. The valuation allowances are reviewed at least annually. Other exploratory expenditures, including geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred.

Unit-of-production depreciation is applied to property, plant and equipment, including capitalized exploratory drilling and development costs, associated with productive depletable extractive properties.  Unit-of-production rates are based on the amount of proved developed reserves of natural gas and other minerals that are estimated to be recoverable from existing facilities using current operating methods. Under the unit-of-production method, natural gas volumes are considered produced once they have been measured through meters at custody transfer or sales transaction points at the outlet valve on the lease or field storage tank.

Gains on sales of proved and unproved properties are only recognized when there is no uncertainty about the recovery of costs applicable to any interest retained or where there is no substantial obligation for future performance by the Company’s. Losses on properties sold are recognized when incurred or when the properties are held for sale and the fair value of the properties is less than the carrying value. Proved oil and gas properties held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets.  The Company estimates the future undiscounted cash flows of the affected properties to judge the recoverability of carrying amounts. Cash flows used in impairment evaluations are developed using annually updated corporate plan investment evaluation assumptions for natural gas commodity prices. Annual volumes are based on individual field production profiles, which are also updated annually. Cash flow estimates for impairment testing exclude derivative instruments. Impairment analyses are generally based on proved reserves. Where probable reserves exist, an appropriately risk-adjusted amount of these reserves may be included in the impairment evaluation. Impairments are measured by the amount the carrying value exceeds the fair value.

Restoration, Removal and Environmental Liabilities

The Company is subject to extensive federal, state and local environmental laws and regulations.  These laws regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of natural gas substances at various sites.  Environmental expenditures are expensed or capitalized depending on their future economic benefit.  Expenditures that relate to an existing condition caused by past operations and that have no future economic benefit are expensed. Liabilities for expenditures of a non capital nature are recorded when environmental assessments and/or remediation is probable, and the costs can be reasonably estimated. Such liabilities are generally undiscounted unless the timing of cash payments for the liability or component is fixed or reliably determinable.

The Company accounts for asset retirement obligations in accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations” (SFAS 143). SFAS 143 addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.  SFAS 143 requires that the fair value of a liability for an asset's retirement obligation be recorded in the period in which it is incurred and the corresponding  cost capitalized by increasing the carrying amount of the related long-lived asset.  The liability is accreted to its then present value each period, and the capitalized cost is depreciated over the useful life of the related asset.  The Company will include estimated future costs of abandonment and dismantlement in the full cost amortization base and amortize these costs as a component of our depletion expense in the accompanying financial statements.

Business segment reporting

Though the company had minor holdings of real estate properties which have been sold as of March 31, 2009, the Company manages its operations in one business segment, the Resources and Mineral - natural gas production, exploration, drilling, and extraction business.

3. Convertible Notes Payable and Debt Discount

Trafalgar:

The Company entered into a Securities Purchase Agreement (the "Agreement") with Trafalgar Capital Specialized Investment Fund, Luxembourg ("Buyer") on September 25, 2008 for the sale of up to $2,750,000 in convertible notes (the "Notes").

The Notes bear interest at 8.5% with such interest payable on a monthly basis with the first two payments due at closing. The Notes are due in full in September 2010. As of the date hereof, the Company is obligated on the Notes issued to the Buyer in connection with this offering. The Notes are a debt obligation arising other than in the ordinary course of business, which constitute a direct financial obligation of the Company. The Notes were offered and sold to the Buyer in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and Rule 506 promulgated there under. The Buyer is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933. The estimated value of the conversion feature was approximately $1,907,220 and will be reported as interest expense over the anticipated repayment period of the debt.

As reported under Legal proceedings, the Company notified Buyer that Buyer is in breach with regard to the services to be performed in accordance with the $2,000,000 loan agreement.  A complaint was filled by the Company in Los Angeles, California on April 2009, and the Company believes such Notes is null and void.   Pursuant to FASB 5, the $2,000,000 is recorded as a liability on the balance sheet since the outcome of the legal actions is undeterminable at this time. The Company expensed the unamortized portion of the conversion feature of $1,685,000 as interest expense in these financials, and did not accrue interest on the notes, in lieu of the company position that Trafalgar is in default, and complaint was filled. The parties are holding negotiations trying to resolve the issues. .

Star:

As reported by Vortex Resources Corp (the “Company”) on its Form 10-Q filed on November 14, 2008, Star Equity Investments, LLC (“Star”) entered, on September 1, 2008, into that certain Irrevocable Assignment of Promissory Note, which resulted in Star being a creditor of the Company with a loan payable by the Company in the amount of $1,000,000 (the “Debt”). No relationship exists between Star and the Company and/or its affiliates, directors, officers or any associate of an officer or director.

On March 11, 2009, the Company entered and closed an agreement with Star pursuant to which Star agreed to convert all principal and interest associated with the Debt into 8,500,000 shares of common stock and released the Company from any further claims. The shares were issued during March 2009 on a post- split basis (Note 1).

AP Holdings Limited (AP):

On October 1, 2008, the Company entered into a short term note payable (6 month maturity) with AP – a foreign Company controlled by Shalom Atia (the brother of Yossi Attia, the Company CEO – the “Holder”), a third party, for $330,000. The note bears 12% interest commencing October 1, 2008 and can be converted (including interest) into common shares of the Company at an established conversion price of $0.015 per share. Holder has advised that it has no desire to convert the AP Note into shares of the Company’s common stock at $1.50 per share at this time as the Company’s current bid and ask is $0.23 and $0.72, respectively, and there is virtually no liquidity in the Company’s common stock. The Company is in default on the AP Note, and Holder has threatened to commence litigation if it not paid in full. The Company does not have the cash resources to pay off the AP Note due to current capital constraints. Holder has agreed that it is willing to convert the AP Note if the conversion price is reset to $0.04376 resulting in the issuance of 8,000,000 shares of common stock (the “Shares”) of the Company or 7.56% of the Company assuming 105,884,347 shares of common stock outstanding (97,884,347 as of May 7, 2009 plus 8,000,000 shares issued to Holder). The parties entered a settlement agreement in May 2009.  The agreement with AP was approved by the Board of Directors where Mr. Yossi Attia has abstained from voting due to a potential conflict of interest.  The Company recognized approximately a $2MM loss on the change of conversion price in the first quarter of 2009.

4. Acquisitions

Davy Crockett Gas Company, LLC

Based on series of agreements, the Company entered into an Agreement and Plan of Exchange with DCG, as was filled via “super 8-k” by the Company.

Vortex Ocean One, LLC

On June 30, 2008, the Company formed a limited liability company with Tiran Ibgui, an individual ("Ibgui"), named Vortex Ocean One, LLC (the "Vortex One"). The Company and Ibgui each own a fifty percent (50%) membership interest in Vortex One. The Company is the Manager of the Vortex One. Vortex One has been formed and organized to raise the funds necessary for the drilling of the first well being undertaken by the Company's wholly owned subsidiary DCG (as reported on the Company's Form 8-Ks filed on May 7, 2008 and May 9, 2008 and amended on June 16, 2008). The Company and Ibgui entered into a Limited Liability Company Operating Agreement which sets forth the description of the membership interests, capital contributions, allocations and distributions, as well as other matters relating to Vortex One.  Mr. Ibgui paid $525,000 as consideration for his 50% ownership in Vortex One and the Company issued 525,000 common shares at an establish $1.00 per share price for its 50% ownership in Vortex One. On October and November 2008, the Company entered into settlement arrangements with Mr. Ibgui, whereby the Company agree to transfer the 525,000 common shares previously owned by Vortex One to Mr. Ibgui in exchange for settlement of all disputes between the two parties, as well as pledge and assigned the DCG 4 term assignments. On March 2009, Vortex One via exercise its pledge entered into a sale agreement with third party with regards to the 4 term assignments. Said sale was given full effect in these financial statements.

5. Dispositions

On August 19, 2008, the Company entered into a Final Fee Agreement (the “Consultant Agreement”) with a third party, C. Properties Ltd. (“Consultant”). Pursuant to the Consultant Agreement, the Company agreed with the Consultant to exchange the Company’s interest in AGL as a final fee in connection with its DCG acquisition.  The Company had to pay Consultant certain fees in accordance with the Consultant Agreement and the Consultant had agreed that, in lieu of cash payment, it would receive an aggregate of up to 734,060,505 shares of stock of the AGL, which the Consultant deemed fair market value for the services rendered.

On August 16, 2008 610 N. Crescent Heights, LLC, entered into a sale and escrow agreement with third parties, for the sale of the real property located at 610 North Crescent Heights, Los Angeles, for $1,990,000. Said escrow was closed as of September 30, 2008.

On August 19, 2008, the Dickens LLC conveyed title and its AITD to third party, reversing the Company’s joint venture with said third party, at no cost or liability to the Company.

As of March 2009 the board of directors of the company decided to vacate the DCG project. Goodwill was impaired by approximately $35.0M in association with this segment in the Company’s 2008 financials. .

Due to current issues in the development of the oil and gas project in Crockett County, Texas, the board obtained a new reserve report for the Company's interest in DCG and Vortex One (on January 2009), which report indicated that the DCG properties as being negative in value. As a result of such report, the world and US recessions and the depressed oil and gas prices, the board of directors elected to dispose of the DCG property and/or desert the project in its entirely. On June 30, 2008, the Company formed Vortex One, a limited liability company, with Tiran Ibgui, an individual ("Ibgui") as reported on the Company's 8-K. Said agreements, in addition, included the assignment of its four leases in Crockett County, Texas to Vortex One. As a condition precedent to Ibgui contributing the required funding, Vortex One pledged all of its assets to Ibgui including the leases. On October 29, 2008, the Company entered into a settlement arrangement with Mr. Ibgui, whereby the Company agreed to transfer the 5,250 common shares previously owned by Vortex One to Mr. Ibgui. Further, in February 28, 2009, Ibgui, as the secured lender to Vortex One, directed Vortex One to assign the term assignments with 80% of the proceeds being delivered to Ibgui, as secured lender, and 20% of the proceeds being delivered to the Company - as per the original agreement.  The transaction closed on February 28, 2009 in consideration of a cash payment in the amount of $225,000, a 12 month promissory note in the amount of $600,000 and a 60 month promissory note in the amount of $1,500,000. Mr. Ibgui paid $25,000 fee, and from the net consideration of $200,000 Mr. Ibgui paid the Company its 20% portion of $40,000 on March 3, 2009, per the LLC operating agreement between the parties. No relationship exists between Ibgui, the assignee of the leases and the Company and/or its affiliates, directors, officers or any associate of an officer or director.

In the following tables, the Company provides a breakdown of the balances associated with discontinued operation, as appear in the financials:

	Three months ended March 31, 2009		Year ended December 31, 2008
Discontinued Operations – Current Assets:
Gas Rights on Real property	$	---	$
Note Receivable		600,000		---
Total		$600,000	$	---

Discontinued Operations – Non Current Assets:
Note Receivable	$2,100,000	$2,600,000

Discontinued Operations – Total Assets:	$2,600,000	$2,600,000

6. Commitments and Contingencies

(a) Employment Agreements

Effective July 1, 2006, the Company entered into a five-year employment agreement with Yossi Attia as the President and provides for annual compensation in the amount of $240,000, an annual bonus not less than $120,000 per year, and an annual car allowance. During the quarter and years 2008 and 2007, Yossi Attia paid substantial expenses for the Company and also deferred his salary. As of March 31, 2009, the Company owes Mr., Attia approximately 606 thousand dollars.

On August 14, 2006, the Company amended the agreement to provide that Mr. Attia shall serve as the Chief Executive Officer of the Company for a term of two years commencing August 14, 2006 and granting annual compensation of $250,000 to be paid in the form of Company shares of common stock. The number of shares to be received by Mr. Attia is calculated based on the average closing price 10 days prior to the commencement of each employment year. On August 19, 2008, the Company entered into that certain Employment Agreement with Mike Mustafoglu, effective July 1, 2008, pursuant to which Mr. Mustafoglu agreed to serve as the Chairman of the Board of Directors of the Company for a period of five years. Mr. Mustafoglu will receive (i) a salary of $240,000; (ii) a performance bonus of 10% of net income before taxes, which will be allocated by Mr. Mustafoglu and other key executives at the sole discretion of Mr. Mustafoglu; and (iii) a warrant to purchase 10 million shares of common stock of the Company at an exercise price equal to  the lesser of $.50 or 50% of the average market price of the Company’s common stock during the 20 day period prior to exercise on a cashless basis (the “Mustafoglu Warrant”). The Mustafoglu Warrant shall be released from escrow on an equal basis over the employment period of five years. As a result, 20,000 shares of the Mustafoglu Warrant would vest per year.  On December 24, 2008, Mike Mustafoglu resigned as Chairman of the Board of Directors of Vortex the Company to pursue other business interests. Following the resignation of Mr. Mustafoglu and in connection of his poor performance while engage by the Company, management is considering its course of actions.

Effective July 16, 2008, the Board of Directors of the Company approved that certain Mergers and Acquisitions Consulting Agreement (the "M&A Agreement") between the Company and TransGlobal Financial LLC, a California limited liability company ("TransGlobal"). Pursuant to the M&A Agreement, TransGlobal agreed to assist the Company in the identification, evaluation, structuring, negotiation and closing of business acquisitions for a term of five years. As compensation for entering into the M&A Agreement, TransGlobal shall receive a 20% carried interest in any transaction introduced by TransGlobal to the Company that is closed by the Company. At TransGlobal's election, such compensation may be paid in restricted shares of common stock of the Company equal to 20% of the transaction value. Mike Mustafoglu, who is the Chairman of Transglobal Financial, was elected on July 28, 2008 at a special shareholder meeting as the Company’s Chairman of the Board of Directors.  Further to Mr. Mustafoglu resignation, that certain Mergers and Acquisitions Consulting Agreement between the Company and TransGlobal Financial LLC, a California limited liability company was terminated. Mr. Mustafoglu is the Chairman of said LLC.

(b) Construction Loans

During 2007, the Company entered into several loan agreements with different financial institutions in connection with the financing of the different real estate projects. All balances of said loan were paid-off during 2008 (see (m) below)

(c) AGL Transaction:

Based on series of agreements commencing June 5, 2007 and following by July 23, 2007 AGL become subsidiary of the Company.  During 2008 via a fee agreement with third party, the Company divested all its interest in AGL, effective January 1, 2008, and the company financials reflect such disposal. During the first quarter of 2009, third party (Upswing Ltd) filed a complaint in Israel against AGL, Mr. Yossi Attia and Mr. Shalom Atia with regards to certain stock certificates of which the Company was the beneficiary owner at the relevant times. The company was not named as a party to said litigation. Mr. Attia notified the Company that he holds it responsible to all the damages he may suffer, as the underlying assets that are subject to the litigation in Israel were assets of the Company which were purchased by him from a third party that acquired said assets from the Company. As such, the Company is examining its potential legal options.

As part of the AGL closing, the Company undertook to indemnify the AGL in respect of any tax to be paid by Verge, deriving from the difference between (a) Verge's taxable income from the Las Vegas project, up to an amount of $21.7 million and (b) the book value of the project in Las Vegas for tax purposes on the books of Verge, at the date of the closing of the transfer of the shares of Verge to the Company.  Accordingly, the amount of the indemnification is expected to be the amount of the tax in respect of the aforementioned difference, up to a maximum difference of $11 million. The Company believes it as no exposure under said indemnification. Atia Project undertook to indemnify AGL in respect of any tax to be paid by Sitnica, deriving from the difference between (a) Verge's taxable income from the Samobor project, up to an amount of $5.14 million and (b) the book value of the project in Samobor for tax purposes on the books of Sitnica, at the date of the closing of the transfer of the shares of Sitnica to the Company.  Accordingly, the amount of the indemnification is expected to be the amount of the tax in respect of the aforementioned difference, up to a maximum difference of $0.9 million. The Atia Project undertook to bear any additional purchase tax (if any is applicable) that Sitnica would have to pay in respect of the transfer of the contractual rights in investment real estate in Croatia, from the Atia Project to Sitnica.

On April 29, 2008, the Company entered into Amendment No. 1 ("Amendment No. 1") to that certain Share Exchange Agreement between the Company and Trafalgar Capital Specialized Investment Fund, ("Trafalgar"). Amendment No. 1 states that due to the fact that the Israeli Securities Authority ("ISA") delayed the issuance of the Implementation Shares issuable from the Atia Group to Trafalgar, that the Share Exchange Agreement shall not apply to 69,375,000 of the Implementation Shares issuable under the CEF. All other terms of the Share Exchange Agreement remain in full force and effect.

(d) Lease Agreements

Future minimum payments of obligations under operating lease at March 31, 2009 are as follows:

The Company head office is located at 9107 Wilshire Blvd., Suite 450, Beverly Hills, CA 90210, based on a month-to-month basis, paying $219 per month. The Company’s operation office is located at 1061 ½ N Spaulding Ave, West Hollywood, CA 90046, paying $2,500 per month.

Future minimum payments of obligations under operating lease at March 31, 2009 are as follows:

2009	2010	2011	2012		2013		Thereafter
$22,500	$30,000	$30,000	$	---	$	---	$	---

The Company commenced negotiations about its lease terms in the West Hollywood operation offices, seeking to reduce the monthly lease payments.

(e) Legal Proceedings

Except as set forth below, there are no known significant legal proceedings that have been filed and are outstanding or pending against the Company.

From time to time, we are a party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. We are not involved currently in legal proceedings other than detailed below that could reasonably be expected to have a material adverse effect on our business, prospects, financial condition or results of operations. We may become involved in material legal proceedings in the future.

Verge which was a wholly owned subsidiary of AGL, where AGL is a majority owned subsidiary of the Company filed for bankruptcy in Chapter 11 proceedings during the first quarter of 2009.  As of today, the Company does not believe it will have a material liability in relation to these proceeding, yet the Company advised that in lieu of its past holdings and current in-direct involvement it may be named as defendants.

A consultant that was terminated by an ex-affiliate of the Company, named the Company as a defendant in litigation that the Company has neither any interest nor liability. The Company position is that naming the Company in said litigation is malicious. The Company filed an answer to said complaint requesting dismissal. In lieu of Verge bankruptcy proceedings an automatic stay was announced by Verge on the main complaint.

The Company entered into a registration rights agreement dated July 21, 2005, whereby it agreed to file a registration statement registering the 441,566 shares of Company common stock issued in connection with the Navigator acquisition within 75 days of the closing of the transaction. The Company also agreed to have such registration statement declared effective within 150 days from the filing thereof. In the event that Company failed to meet its obligations to register the shares, it may have been required to pay a penalty equal to 1% of the value of the shares per month. The Company obtained a written waiver from the seller stating that the seller would not raise any claims in connection with the filing of registration statement through May 30, 2006. The Company since received another waiver extending the registration deadline through May 30, 2007 without penalty. As of June 30, 2008 (effective March 31, 2008), the Company was in default of the Registration Rights Agreement and therefore made a provision for compensation for $150,000 to represent agreed final compensation (the "Penalty"). The holder of the Penalty subsequently assigned the Penalty to three unaffiliated parties (the "Penalty Holders"). On December 26, 2008, the Company closed agreements with the Penalty Holders pursuant to which the Penalty Holders agreed to cancel any rights to the Penalty in consideration of the issuance 66,667 shares of common stock to each of the Penalty Holders. The shares of common stock were issued in connection with this transaction in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and Rule 506 promulgated there under. Each of the Penalty Holders is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

The Company via series of agreements (directly or via affiliates) with European based alternative investment fund - Trafalgar Capital Specialized Investment Fund, Luxembourg (“Trafalgar”) established financial relationship which should create source of funding to the Company and its subsidiaries (see detailed description of said series of agreements in this filling). The Company position is that the DCG transactions (among others) would not have been closed by the Company, unless Trafalgar will provide the needed financing needed for the drilling program. On December 4, 2008 in lieu of the world economy crisis, the company addressed Trafalgar formally to summarize amendment to exiting business practice and modification of terms for existing As well as future financing. On January 16, 2009 based on Trafalgar default, the Company sent to Trafalgar notice of default together with off-set existing alleged notes due to Trafalgar to mitigate the Company losses. Representative of the parties having negotiations, trying to resolve said adversaries between the parties, with the Company position that in any event the alleged notes to Trafalgar should be null and void by the Company. On April 2009, the Company filled a complaint against Trafalgar and its affiliates, for breaching of agreement and damages.

The Company via Vortex One commended its DCG’s drilling program, where Vortex One via its member Mr. Ibgui, was the first cash investor. Since said cash investment was done in July 2008, the Company defaulted on terms, period and presentations (based on third parties presentations). Based on series of defaults of third parties, Vortex One entered into a sale agreement with third parties regarding specific 4 wells assignments. Per the terms of the sale, Vortex One and the Company should be paid commencing May 1, 2009. Vortex One and the Company agreed to give the Buyer a one time 60 days extension, and put them on notice for being default on said notes.

On July 1, 2008, DCG entered into a Drilling Contract (Model Turnkey Contract) ("Drilling Contract") with Ozona Natural Gas Company LLC ("Ozona"). Pursuant to the Drilling Contract, Ozona has been engaged to drill four wells in Crockett County, Texas. The drilling of the first well commenced immediately at the cost of $525,000 and the drilling of the subsequent three wells scheduled for as later phase, by Ozona and Mr. Mustafoglu, as well as the wells locations. Based on Mr. Mustafoglu negligence and executed un-authorized agreements with third parties, the Company become adversary to Ozona and others with regards to surface rights, wells locations and further charges of Ozona which are not acceptable to the Company.

On August 19, 2008, the Company entered into that certain Employment Agreement with Mike Mustafoglu, effective July 1, 2008, pursuant to which Mr. Mustafoglu agreed to serve as the Chairman of the Board of Directors of the Company for a period of five years. On December 24, 2008, Mike Mustafoglu resigned as Chairman of the Board of Directors of the Company to pursue other business interests. Further, that certain Mergers and Acquisitions Consulting Agreement between the Company and Tran Global Financial LLC, a California limited liability company (Mr. Mustafoglu is the Chairman of Tran Global was terminated.  Via its consultant the Company issued a notice to Mr. Mustafoglu that it hold him responsible for all the damages the Company suffering and will suffer in lieu of his presentations, negligence and co-conspire with others to damage the Company.

During the first quarter of 2009, third party (Upswing limited) filed a complaint in Israel against AGL, Yossi Attia (the Company CEO) and Mr. shalom Atia (controlling shareholders of AP and brother of Yossi Attia). The company was not named in said procedure, yet as being the parent Company of AGL from November 2, 2007 until it had been disposed, the Company may be involved in said litigation. The Company is in the process of filing a complaint against the lawyers which represented the company on said transaction, for breaching fiduciary responsibility, via breach of client attorney privileges.

(f) Sub-Prime Crisis and Financials Markets Crisis

The mortgage credit markets in the U.S. have been experiencing difficulties as a result of the fact that many debtors are finding it difficult to obtain financing (hereinafter – the “Sub-prime crisis”).  The sub-prime crisis resulted from a number of factors, as follows: an increase in the volume of repossessions of houses and apartments, an increase in the volume of bankruptcies of mortgage companies, a significant decrease in the available resources for purposes of financing through mortgages, and in the prices of apartments. The financing of the project on the Verge subsidiary is contingent upon the future impact of the sub-prime crisis on the financial institutions operating in the U.S.  Said crisis put ERC as well as Verge in a fragile none – cash situation, which brought management to make provision for doubtful debts on all monitories balances associated with real estate of ERC and Verge.

The Sub-prime crisis has also lead the USA (and the world) economy into a significant negative impact on the pricing of most commodities, in our case natural gas and oil.  The Company anticipates that the drop in the commodities prices will present difficulties in obtaining financing for the drilling of wells and there is no assurance that the Company will be able to implement its business plan in a timely manner, or at all.

In order to reduce the Company risks and more effectively manage its business and to enable Company management to better focus on its business on developing the natural gas drilling rights, the board of directors had a discussion and resolution vacating the DCG project entirely.

(g) Voluntarily delisting from The NASDAQ Stock Market

On June 6, 2008, the Company provided NASDAQ with notice of its intent to voluntarily delist from The NASDAQ Stock Market, which notice was amended on June 10, 2008. The Company is voluntarily delisting to reduce and more effectively manage its regulatory and administrative costs, and to enable Company management to better focus on its business on developing the natural gas drilling rights recently acquired in connection with the acquisition of Davy Crockett Gas Company, LLC, which was announced on May 9, 2008. The Company requested that its shares be suspended from trading on NASDAQ at the open of the market on June 16, 2008, which was done. Following clearance by the Financial Industry Regulatory Authority ("FINRA") of a Form 211 application was filed by a market maker in the Company's stock.

(h) Vortex Ocean One, LLC

On June 30, 2008, the "Company formed a limited liability company with Tiran Ibgui, an individual ("Ibgui"), named Vortex Ocean One, LLC (the "Vortex One"). The Company and Ibgui each own a fifty percent (50%) membership Interest in Vortex One. The Company is the Manager of the Vortex One. Vortex One has been formed and organized to raise the funds necessary for the drilling of the first well being undertaken by the Company's wholly owned subsidiary. To date there has been no production of the Well by Vortex One or DCG and a dispute has arisen between the Parties with regards to the Vortex One and other matters, so in order to fulfill its obligations to Investor and avoid any potential litigation, Vortex One has agreed to issue the Shares directly into the name of the Ibgui, as well as pledging the 4 term assignments to secure Mr. Ibgui investment and future proceeds per the LLC operating agreement (where Mr. Ibgui entitled to 80% of any future cash flow proceeds, until he recover his investments in full, then after the parties will share the cash flow equally). Vortex one hereby agreed to cause the transfer of the Shares to Investor and direct the transfer agent to issue 5,250 Shares in the name of the Ibgui effective as of the Effective Date, which is November 4, 2008.
.
(i) Potential exposure due to Pending Project under Due Diligence:

Barnett Shale, Fort Worth area of Texas Project - On September 2, 2008, the Company entered into a Memorandum of Understanding (the "MOU") to enter into a definitive asset purchase agreement with Blackhawk Investments Limited, a Turks & Caicos company ("Blackhawk") based in London, England. Blackhawk exercised its exclusive option to acquire all of the issued and allotted share capital in Sandhaven Securities Limited ("SSL"), and its underlying oil and gas assets in NT Energy. SSL owns approximately 62% of the outstanding securities of NT Energy, Inc., a Delaware company ("NT Energy"). NT energy holds rights to mineral leases covering approximately 12,972 acres in the Barnett Shale, Fort Worth area of Texas containing proved and probable undeveloped natural gas reserves. SSL was a wholly owned subsidiary of Sandhaven Resources plc ("Sandhaven"), a public company registered in Ireland, and listed on the Plus exchange in London.

In lieu of hindering the due diligence process by Sandhaven officers, as well as potential conspiracy of Trafalgar, the Company could not complete adequately its due diligence, and said transaction was null and void.

(j) Trafalgar Convertible Note:

In connection with said note and as collateral for performance by the Company under the terms of said note, the Company issued to Trafalgar 45,000 common shares to be placed as security for said note. Said shares considered to be escrow shares, and as such are not included in the Company outstanding common shares.

(k) Short Term Loan – by Investor:

On September 5, 2008 the Company entered a short term loan memorandum, with Mehmet Haluk Undes, for a short term loan (“bridge”) of $220,000 to bridge the drilling program of the Company. As a consideration for said facility, the Company grants the investor with 100% cashless warrants coverage for two years at exercise price of $1.50 per share. The investor made a loan of $220,000 to the company on September 15, 2008 (where said funds were wired to the company drilling contractor), that was paid in full on October 8, 2008. Accordingly the investor is entitled to 2,000 cashless warrants from September 15, 2008 at exercise price of $1.50 for a period of 2 years.  The Company contests the validity of said warrants for a cause.

(l)  DCG Drilling Rights:

On November 6, 2008, the Company exercised an option to drill its fifth well in the Adams-Baggett field in West Texas. The Company has 120 days to drill the lease to be assigned to it as a result of the option exercise. Pipeline construction related to connecting wells 42-105-40868 and 42-105-40820 had been completed. The Company is in the process of preparing these wells for conducting the flow and chemical composition tests as required by the State of Texas. The deliveries are subject to satisfactory inspection results by Millennium. Per the owners of the land the assignment of the lease will terminate effective March 3, 2009 in the event that the Company does not drill and complete a well that is producing or capable of producing oil and/or gas in paying quantities. The Company contests the owner termination dates.

(m) Lines of Credit and Restricted Cash

The Company’s real estate investment operations required substantial up-front expenditures for land development contracts and construction. Accordingly, the Company required a substantial amount of cash on hand, as well as funds accessible through lines of credit with banks or third parties, to conduct its business.  The Company had financed its working capital needs on a project-by-project basis, primarily with loans from banks and debt via the All Inclusive Trust Deed Agreement (AITDA), and with the existing cash of the Company.

As of March 31, 2009, the Company paid off the lines of credit in full

(n) Investment (and loans) in Affiliates, at equity

On June 14, 2006, Emvelco issued a $10 million line of credit to ERC. Outstanding balances bore interest at an annual rate of 12% and the line of credit had a maximum borrowing limit of $10 million. Initially on October 26, 2006 and then again ratified on December 29, 2006, the Board of Directors of Emvelco approved an increase in the borrowing limit of the line of credit to $20 million. The Board also restricted use of the funds to real estate development.  On November 2, 2007, the Company exercised the Verge option to purchase a multi-use condominium and commercial property in Las Vegas, Nevada, thereby reducing the amount outstanding by $10 million.  Additionally, the Verge option required that the Company pays The International Holdings Group (TIHG), the then parent of ERC, and another $5 million when construction began on the Verge Project.  As of December 31, 2008, the Company has accrued and recorded that payment as a reduction to this loan receivable balance.  As of December 31, 2008, the outstanding loan receivable balances by ERC and Verge were charged to bad debt expense on the statement of operations, due to the Company change of strategy, turmoil in the real estate industry including the sub-prime crisis and world financial crisis, which among other factor lead Verge to file for Bankruptcy protection.

(0) Real Estate Investments for Sale

The Company owned 100% of subsidiary 610 N. Crescent Heights, LLC, which is located in Los Angeles, CA.  On April 2008, the Company obtained Certificate of Occupancy from the City of Los Angles, and listed the property for sale at selling price of $2,000,000. At September 30, 2008, the Company sold the property for the gross sale price of $1,990,000 and recorded costs of sales totaling $1,933,569, which were previously capitalized construction costs.

The Company owned 50% of 13059 Dickens, LLC, as reported by the Company on Form 8-K on December 21, 2007, through a joint venture with a third party at no cost to the Company. As all balances due under this venture is via All Inclusive Trust Deed, and in lieu of the Company new strategy, the Company entered advanced negotiations with regards to selling its interest to the other party, as no cost to the Company, or liability, by conveying back title of said property, and releasing the Company from any associated liability. During, 2008, the project was sold back to the third party, by reversing the transaction, at no cost to the Company.

(p) Issuance of Preferred Stock:

The Company entered into and closed an Agreement (the "TAS Agreement") with T.A.S. Holdings Limited ("TAS") pursuant to which TAS agreed to cancel the debt payable by the Company to TAS in the amount of approximately $1,065,000 and its 150,000 shares of common stock it presently holds in consideration of the Company issuing TAS 1,000,000 shares of Series B Convertible Preferred Stock, which such shares carry a stated value equal to $1.20 per share (the "Series B Stock"). The Series B Stock is convertible, at any time at the option of the holder, into common shares of the Company based on a conversion price of $0.0016 per share. The Series B Stock shall have voting rights on an as converted basis multiplied by 6.25. Holders of the Series B Stock are entitled to receive, when declared by the Company's board of directors, annual dividends of $0.06 per share of Series B Stock paid semi-annually on June 30 and December 31 commencing June 30, 2009. In the event of any liquidation or winding up of the Company, the holders of Series B Stock will be entitled to receive, in preference to holders of common stock, an amount equal to the stated value plus interest of 15% per year.

The Series B Stock restricts the ability of the holder to convert the Series B Stock and receive shares of the Company's common stock such that the number of shares of the Company common stock held by TAS and its affiliates after such conversion does not exceed 4.9% of the Company's then issued and outstanding shares of common stock.

The Series B Stock was offered and sold to TAS in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and Rule 506 promulgated there under. TAS is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933. The Company filed its Certificate of Designation of Preferences, Rights and Limitations of Series B Preferred Stock with the State of Delaware.

On March 2009 TAS notify the Company it intends to convert said Preferred Stock into common stock. To date, no formal conversion notice been submitted to the board.

(q) Status as Vendor with the Federal Government:

The Company updated its vendor status with the Central Contractor Registration which is the primary registrant database for the US Federal government that collects, validates, stores, and disseminates data in support of agency acquisition missions, including Federal agency contract and assistance awards.

(r) Potential exposure due to AGL and Trafalgar Transaction:

On January 30, 2008, AGL of which the Company was a principal shareholder notified the Company that it had entered into two (2) material agreements (wherein the Company was not a party but will be directly affected by their terms) with Trafalgar Capital Specialized Investment Fund ("Trafalgar"). Specifically, AGL and Trafalgar entered into a Committed Equity Facility Agreement ("CEF") in the amount of 45,683,750 New Israeli Shekels (approximately US$12,000,000.00 per the exchange rate at the Closing) and a Loan Agreement ("Loan Agreement") in the amount of US $500,000 (collectively, the "Finance Documents") pursuant to which Trafalgar grants AGL financial backing. The Company is not a party to the Finance Documents. The CEF sets forth the terms and conditions upon which Trafalgar will advance funds to AGL. Trafalgar is committed under the CEF until the earliest to occur of: (i) the date on which Trafalgar has made payments in the aggregate amount of the commitment amount (45,683,750 New Israeli Shekels); (ii) termination of the CEF; and (iii) thirty-six (36) months. In consideration for Trafalgar providing funding under the CEF, the AGL will issue Trafalgar ordinary shares, as existing on the dual listing on the Tel Aviv Stock Exchange (TASE) and the London Stock Exchange (LSE) in accordance with the CEF. As a further inducement for Trafalgar entering into the CEF, Trafalgar shall receive that number of ordinary shares as have an aggregate value calculated pursuant to the CEF, of U.S. $1,500,000. The Loan Agreement provides for a discretionary loan in the amount of $500,000 ("Loan") and bears interest at the rate of eight and one-half percent (8½%) per annum. The security for the Loan shall be a pledge of AGL’s shareholder equity (75,000 shares) in Verge Living Corporation.

Simultaneously, on the same date as the aforementioned Finance Documents, the Company entered into a Share Exchange Agreement (the "Share Exchange Agreement") with Trafalgar. The Share Exchange Agreement provides that the Company must deliver, from time to time, and at the request of Trafalgar, those shares of AGL, in the event that the ordinary shares issued by AGL pursuant to the terms of the Finance Documents are not freely tradable on the Tel Aviv Stock Exchange or the London Stock Exchange. In the event that an exchange occurs, the Company will receive from Trafalgar the same amount of shares that were exchanged. The closing and transfer of each increment of the Exchange Shares shall take place as reasonably practicable after receipt by the Company of a written notice from Trafalgar that it wishes to enter into such an exchange transaction. To date, all of the Company's shares in AGL are restricted by Israel law for a period of six (6) months since the issuance date, and then such shares may be released in the amount of one percent (1%) (From the total outstanding shares of AGL which is the equivalent of approximately 1,250,000 shares per quarter), subject to volume trading restrictions.

Further to the signing of the investment agreement with Trafalgar, the board of directors of AGL decided to allot Trafalgar 69,375,000 ordinary shares of AGL, no par value each (the "offered shares") which, following the allotment, will constitute 5.22% of the capital rights and voting rights in AGL, both immediately following the allotment and fully diluted.

The offered shares will be allotted piecemeal, at the following dates: (i) 18,920,454 shares will be allotted immediately following receipt of approval of the stock exchange to the listing for trade of the offered shares. (ii) 25,227,273 of the offered shares will be allotted immediately following receipt of all of the necessary approvals in order for the offered shares to be swapped on 30 April 2008 against a quantity of shares equal to those held by Emvelco Corp. at that same date.

The balance of the offered shares, a quantity of up to 25,277,273 shares, will be allotted immediately after receipt of the approval of the Israel Securities Authority for the issuance of a shelf prospectus.  Notwithstanding, if the approval of the shelf prospectus will not be granted by the Israel Securities Authority by the beginning of May 2008, only 12,613,636 shares will be allotted to Trafalgar at that same date.

Despite assurances from Trafalgar to both AGL and Verge that the Share Exchange Agreement ("SEA") was legally permitted in Israel, AGL and Trafalgar could not implement the above transaction because of objections of the Israeli Securities Authority to the SEA, and, therefore, AGL caused Verge to pay off the original loan amount plus interest accrued and premium for early pay-off, transaction that AGL had entered into.

Trafalgar is an unrelated third party comprised of a European Euro Fund registered in Luxembourg. The Company, its subsidiaries, officers and directors are not affiliates of Trafalgar.

(s)  International Treasure Finders Incorporated

On January 13, 2009, the Company entered into a Non Binding Term Sheet (the "Term Sheet") to enter into a definitive asset purchase agreement with Grand Pacaraima Gold Corp. ("Grand"), which owns 80% of the issued and outstanding securities of International Treasure Finders Incorporated to acquire certain oil and gas rights on approximately 481 acres located in Woodward County, Texas (the "Woodward County Rights"). In consideration for the Woodward County Rights, the Company will pay Grand an amount equal to 50% of the current reserves. The consideration shall be paid half in shares of common stock of the Company and half in the form of a note. The number of shares to be delivered by the Company will be calculated based upon the volume weighted average price ("VWAP") for the ten days preceding the closing date. The note will mature on December 31, 2009 and carry interest of 9% per annum payable monthly. In addition, the note will be convertible into shares of common stock of the Company at a 10% discount to the VWAP for the ten days preceding conversion. At the Company election, the Company may enter into this transaction utilizing a subsidiary to be traded on the Swiss Stock Exchange. On February 3, 2009the Company announced it has expanded negotiations to purchase all of the outstanding shares of International Treasure Finders Incorporated. The above transaction is subject to the receipt of a reserve report, drafting and negotiation of a final definitive agreement, performing due diligence as well as board approval of the Company. As such, there is no guarantee that the Company will be able to successfully close the above transaction. Dr. Gregory Rubin, a director of the Company, is an affiliate of ITFI and, as a result, voided himself from any discussions regarding this matter.

(t) Reverse Split

Effective February 24, 2009, the Company affected a reverse split of its issued and outstanding shares of common stock on a 100 for one basis.    As a result of the reverse split, the issued and outstanding shares of common stock will be reduced from 92,280,919 to 922,809.  The authorized shares of common stock will remain as 400,000,000. The shareholders holding a majority of the issued and outstanding shares of common stock and the board of directors approved the reverse split on November 24, 2008.  In addition, a new CUSIP was issued for the Company's common stock which is 92905M 203.  The symbol of the Company was changed from VTEX into VXRC.  All shares amounts in this filling taking into effect said reverse, unless stated differently. The Company issued common stock on a post-split basis during the period ended March 31, 2009, resulting in 9,372,809 shares issued and outstanding.

7. Stockholders’ Equity

Common Stock:

On February 14, 2008, the Company raised Three Hundred Thousand Dollars ($300,000) from private offerings pursuant to two (2) Private Placement Memorandums dated as of February 1, 2008 ("PPMs"). One PPM was in the amount of One Hundred Thousand Dollars ($100,000) and the other was in the amount of Two Hundred Thousand Dollars ($200,000). The offering is for Company common stock which shall be "restricted securities" and were sold at $1.00 per share. The money raised from the Private Placement of the Company shares was used for working capital and business operations of the Company. The PPMs were done pursuant to Rule 506. A Form D has been filed with the Securities and Exchange Commission in compliance with Rule 506 for each Private Placement.

On March 30, 2008, the Company raised $200,000 from a private offering pursuant to a Private Placement Memorandum ("PPM"). The private placement was for Company common stock which shall be "restricted securities" and were sold at $1.00 per share. The offering included 200,000 warrants to be exercised at $1.50 for two years (for 200,000 shares of Company common stock), and additional 200,000 warrants to be exercised at $2.00 for four years (for 200,000 shares of Company common stock). The money raised from the private placement of the Company’s shares was used for working capital and business operations of the Company. The PPM was done pursuant to Rule 506. A Form D has been filed with the Securities and Exchange Commission in compliance with Rule 506 for each Private Placement. The investor is D’vora Greenwood (Attia), the sister of Mr. Yossi Attia. Mr. Attia did not participate in the board meeting which approved this PPM.

On May 6, 2008 the Company issued 5,000 shares of its common stock, $0.001 par value per share, to Stephen Martin Durante in accordance with the instructions provided by the Company pursuant to the 2004 Employee Stock Incentive Plan registered on Form S-8 Registration.

On June 6, 2008, the Company raised $300,000 from the private offering pursuant to a Private Placement Memorandum ("PPM"). The private placement was for Company common stock which shall be "restricted securities" and were sold at $1.00 per share. The money raised from the private placement of the Company’s shares was used for working capital and business operations of the Company. The PPM was done pursuant to Rule 506. A Form D has been filed with the Securities and Exchange Commission in compliance with Rule 506 for each Private Placement. Based on information presented to the Company, and in lieu of the Company position which was sent to the investor on June 18, 2008 the investor is in default for not complying with his commitment to invest an additional $225,000 and the Company vested said 3,000 shares under a trustee.

On June 11, 2008, the Company entered into a Services Agreement with Mehmet Haluk Undes (the "Undes Services Agreement") pursuant to which the Company engaged Mr. Undes for purposes of assisting the Company in identifying, evaluating and structuring mergers, consolidations, acquisitions, joint ventures and strategic alliances in Southeast Europe, Middle East and the Turkic Republics of Central Asia. Pursuant to the Undes Services Agreement, Mr. Undes has agreed to provide the Company services related to the identification, evaluation, structuring, negotiating and closing of business acquisitions, identification of strategic partners as well as the provision of legal services. The term of the agreement is for five years and the Company has agreed to issue Mr. Undes 5,250 shares of common stock that was issued on August 15, 2008.

On June 30, 2008 and concurrent with the formation and organization of Vortex One, whereby the Company contributed 5,250 shares of common stock (the "Vortex One Shares"), a common stock purchase warrant purchasing 2,000 shares of common stock at an exercise price of $1.50 per share (the "Vortex One Warrant") and the initial well that the Company drilled.  Mr. Ibgui contributed $525,000. The Vortex One warrants were immediately transferred to Ibgui. Eighty percent (80%) of all available cash flow shall be initially contributed to Ibgui until the full $525,000 has been repaid and the Company shall receive the balance. Following the payment of $525,000 to Ibgui, the cash flow shall be split equally.

In July 2008, the Company issued 160 (adjusted for 1:100 reverse split) shares of its common stock, $0.001 par value per share, to Robin Ann Gorelick, the Company Secretary, in accordance with the instructions provided by the Company pursuant to the 2004 Employee Stock Incentive Plan registered on Form S-8 Registration.

On July 28, 2008, the Company held a special meeting of the shareholders for four initiatives, consisting of approval of a new board of directors, approval of the conversion of preferred shares to common shares, an increase in the authorized shares and a stock incentive plan. All initiatives were approved by the majority of shareholders.  The 2008 Employee Stock Incentive Plan (the "2008 Incentive Plan") authorized the board to issue up to 5,000,000 shares of Common Stock under the plan.

On August 23, 2008, the Company issued 1,000 shares of its common stock 0.001 par value per share, to Robert M. Yaspan, the Company lawyer, in accordance with the instructions provided by the Company pursuant to the 2008 Employee Stock Incentive Plan registered on Form S-8 Registration.

On August 8, 2008, assigned holders of the Undes Convertible Note gave notices to the Company of their intention to convert their original note dated June 5, 2007 into 250,000 common shares of the Company. The portion of the accrued interest from inception of the note in the amount of $171,565 was not converted into shares.  The Company accepted these notices and issued the said shares.

On August 1, 2008, all holders of the Company’s preferred stock notified the Company about converting said 100,000 preferred stock into 500,000 common shares of the Company. The conversion of preferred shares to common shares marks the completion of the acquisition of Davy Crockett Gas Company, LLC. The Company accepted such notice and instructed the Company’s transfer agent on August 15, 2008 to issue said 500,000 common shares to the former members of DCG, as reported and detailed on the Company’s 14A filings.

Based upon a swap agreement dated August 19, 2008, which was executed between C. Properties Ltd. (“C. Properties”) and KSD Pacific, LLC (“KSD”), which is controlled by Mr. Yossi Attia Family Trust, where KSD will sell to C. Properties, and C. Properties will purchase from KSD, all its holdings of the Company which amount to 15,056 shares of common stock of the Company for a purchase price of 734,060,505 shares of common stock of AGL.

In connection of selling a convertible note to Trafalgar (see further disclosures in this report ), the Company issued on September 25, 2008 the amount of 547 common shares at $0.001 par value per share to Trafalgar as a fee. As part of collateral to said note, the Company issued to Trafalgar 45,000 common stock 0.001 par values per shares, as security for the Note. Said shares consider being escrow shares, and accordingly are not included in the outstanding common shares of the company.

On November 4, 2008, the Company issued 2,540 shares of its common stock 0.001 par value per share, to one consultant (2,000 shares) and two employees (540 shares), in accordance with the instructions provided by the Company pursuant to the 2008 Employee Stock Incentive Plan registered on Form S-8 Registration.

On December 5, 2008 the Company cancelled 150,000 of its common shares held by certain shareholder, per comprehensive agreement detailed in this report under Preferred Stock section. Said shares were surrendered to the Company secretary for cancellation.

On December 26, 2008, the Company closed agreements with the Penalty Holders pursuant to which the Penalty Holders agreed to cancel any rights to the Penalty in consideration of the issuance 66,667 shares of common stock to each of the Penalty Holders, totaling in issuing 200,000 of the Company common shares. The shares of common stock were issued in connection with this transaction in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and Rule 506 promulgated there under. Each of the Penalty Holders is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

On January 23, 2009, the Company completed the sale of 50,000 shares of the Company's common stock to one accredited investor for net proceeds of $75,000 (or $0.015 per common share). The shares of common stock were issued in connection with this transaction in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and Rule 506 promulgated there under. The investor is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

On March 5, 2009, the Company and Yasheng implemented an amendment to the Term Sheet pursuant to which the parties agreed to explore further business opportunities including the potential lease of an existing logistics center located in Inland Empire, California, and/or alliance with other major groups complimenting and/or synergetic to the Vortex/Yasheng JV as approved by the board of directors on March 9, 2009. Further, in accordance with the amendment, the Company has agreed to issue 50,000,000 shares to Yasheng and 38,461,538 shares to Capitol in consideration for exploring the business opportunities, based on the pro-ration set in the January Term Sheet. The shares of common stock were issued based on the Board consent on March 9, 2009, in connection with this transaction in a private transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and/or Rule 506 promulgated there under. Yasheng and Capitol are accredited investors as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.   The shares certificates issued, including a legend which allow cancellation by the Company itself, in lieu of being issued subject to agreements. In order to finalize any transaction with Yasheng,  Capitol Group has agreed restructure its holdings as necessary.

As the Yasheng transaction is subject to finalization, and its shares including legend which at certain terms allow cancellation by the Company, until said transaction will be finalized (via filling Super 8-K), the Company recorded said issuing as following:

	Number of shares	Amount

Yasheng shares subscribed	50,000,000	$1,161
Capitol shares subscribed	38,461,538	$892
Total	88,461,538	$2,053

As reported by Company on its Form 10-Q filed on November 14, 2008, Star entered, on September 1, 2008, into that certain Irrevocable Assignment of Promissory Note, which resulted in Star being a creditor of the Company with a loan payable by the Company in the amount of $1,000,000 (the "Debt"). No relationship exists between Star and the Company and/or its affiliates, directors, officers or any associate of an officer or director. On March 11, 2009, the Company entered and closed an agreement with Star pursuant to which Star agreed to convert all principal and interest associated with the Debt into 8,500,000 shares of common stock and released the Company from any further claims. The shares of common stock were issued in connection with this transaction in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and/or Rule 506 promulgated hereunder. Each of the parties are accredited investors as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

Preferred Stock:

Series A  - As disclosed in Form 8-Ks filed on May 7, 2008 and May 9, 2008, on May 1, 2008, the Company entered into an Agreement and Plan of Exchange (the "DCG Agreement") with Davy Crockett Gas Company, LLC ("DCG") and the members of Davy Crockett Gas Company, LLC ("DCG Members"). Pursuant to the DCG Agreement, the Company acquired and, the DCG Members sold, 100% of the outstanding securities in DCG. DCG is a limited liability company organized under the laws of the State of Nevada and headquartered in Bel Air; California is a newly formed designated LLC which holds certain development rights for gas drilling in Crockett County, Texas.  In consideration for 100% of the outstanding securities in DCG, the Company issued the DCG Members promissory notes in the aggregate amount of $25,000,000 payable together with interest in May 2010 (the "DCG Notes").

On August 1, 2008, all holders of the Company’s preferred stock notified the Company of their intention to convert said 100,000 preferred stock into 500,000 common shares of the Company. The conversion of preferred shares to common shares marks the completion of the acquisition of Davy Crockett Gas Company, LLC. The Company accepted such notice and instructed the Company’s transfer agent on August 15, 2008 to issue said common shares to the former members of DCG, as reported and detailed on the Company’s 14A filings.

Series B - On December 5, 2008 the Company entered into and closed an Agreement  with T.A.S. Holdings Limited ("TAS") (the "TAS Agreement") pursuant to which TAS agreed to cancel the debt payable by the Company to TAS in the amount of approximately $1,065,000 and its 150,000 shares of common stock it presently holds in consideration of the Company issuing TAS 1,000,000 shares of Series B Convertible Preferred Stock, which such shares carry a stated value equal to $1.20 per share (the "Series B Stock").

The Series B Stock is convertible, at any time at the option of the holder, into common shares of the Company based on a conversion price of $0.0016 per share. The Series B Stock shall have voting rights on an as converted basis multiplied by 6.25. Holders of the Series B Stock are entitled to receive, when declared by the Company's board of directors, annual dividends of $0.06 per share of Series B Stock paid semi-annually on June 30 and December 31 commencing June 30, 2009.

In the event of any liquidation or winding up of the Company, the holders of Series B Stock will be entitled to receive, in preference to holders of common stock, an amount equal to the stated value plus interest of 15% per year.

The Series B Stock restricts the ability of the holder to convert the Series B Stock and receive shares of the Company's common stock such that the number of shares of the Company common stock held by TAS and its affiliates after such conversion does not exceed 4.9% of the Company's then issued and outstanding shares of common stock.

The Series B Stock was offered and sold to TAS in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and Rule 506 promulgated there under. TAS is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933. The Company filed its Certificate of Designation of Preferences, Rights and Limitations of Series B Preferred Stock with the State of Delaware

8. Stock Option Plan and Employee Options

2004 Incentive Plan

a) Stock option plans

In 2004, the Board of Directors established the “2004 Incentive Plan” (“the Plan”), with an aggregate of 800,000 shares of common stock authorized for issuance under the Plan. The Plan was approved by the Company’s Annual Meeting of Stockholders in May 2004. In 2005, the Plan was adjusted to increase the number of shares of common stock issuable under such plan from 800,000 shares to 1,200,000 shares. The adjustment was approved at the Company’s Annual Meeting of Stockholders in June 2005. The Plan provides that incentive and nonqualified options may be granted to key employees, officers, directors and consultants of the Company for the purpose of providing an incentive to those persons. The Plan may be administered by either the Board of Directors or a committee of two directors appointed by the Board of Directors (the "Committee"). The Board of Directors or Committee determines, among other things, the persons to whom stock options are granted, the number of shares subject to each option, the date or dates upon which each option may be exercised and the exercise price per share. Options granted under the Plan are generally exercisable for a period of up to ten years from the date of grant. Incentive options granted to stockholders that hold in excess of 10% of the total combined voting power or value of all classes of stock of the Company must have an exercise price of not less than 110% of the fair market value of the underlying stock on the date of the grant. The Company will not grant a nonqualified option with an exercise price less than 85% of the fair market value of the underlying common stock on the date of the grant.

(b) Other Options

As of December 31, 2008, there were 330,000 options outstanding with a weighted average exercise price of $3.77.

No options were exercised during the period ended March 31, 2009 and the year ended December 31, 2008.

The following table summarizes information about shares subject to outstanding options as of March 31, 2009, which was issued to current or former employees, consultants or directors pursuant to the 2004 Incentive Plan and grants to Directors:

	Options Outstanding		Options Exercisable
Number Outstanding	Range of Exercise Prices	Weighted- Average Exercise Price	Weighted- Average Remaining Life in Years	Number Exercisable	Weighted- Average Exercise Price
100,000	$4.21	$4.21	1.79	100,000	$4.21
30,000	$4.78	$4.78	2.32	30,000	$4.78
200,000	$3.40	$3.40	3.31	150,000	$3.40

330,000	$3.40-$4.78	$3.77	2.66	280,000	$3.84

(c) Warrants

On June 7, 2005, the Company granted 100,000 warrants to a consulting company as compensation for investor relations services at exercise prices as follows: 40,000 warrants at $3.50 per share, 20,000 warrants at $4.25 per share, 20,000 warrants at $4.75 per share and 20,000 warrants at $5 per share. The warrants have a term of five years and increments vest proportionately at a rate of a total 8,333 warrants per month over a one year period. The warrants are being expensed over the performance period of one year. In February 2006, the Company terminated its contract with the consultant company providing investor relation services. The warrants granted under the contract were reduced time-proportionally to 83,330, based on the time in service by the consultant company.

As part of some Private Placement Memorandums the Company issued warrants that can be summarized in the following table:

Name	Date	Terms	No. of Warrants	Exercise Price

Party 1	3/30/2008	2 years from Issuing	200,000	$1.50
Party 1	3/30/2008	2 years from Issuing	200,000	$2.00
Party 2	6/05/2008	2 years from Issuing	300,000	$1.50
Party 3	6/30/2008	2 years from Issuing	200,000	$1,50
Party 4	9/5/2008	2 years from Issuing	200,000	$1.50

Cashless Warrants:

On September 5, 2008 the Company entered a short term loan memorandum, with Mehmet Haluk Undes a third party, for a short term loan (“bridge”) of up to $275,000 to bridge the drilling program of the Company. As a consideration for said facility, the Company grants the investor with 100% cashless warrants coverage for two years at exercise price of 1.50 per share. The investor made a loan of $220,000 to the company on September 15, 2008, that was paid in full on October 8, 2008. Accordingly the investor is entitled to 200,000 cashless warrants as from September 15, 2008 at exercise price of $1.50 for a period of 2 years. The Company contests the validity of said warrants.

(d) Shares

On May 6, 2008 the Company issued 5,000 shares of its common stock, $0.001 par value per share, to Stephen Martin Durante in accordance with the instructions provided by the Company pursuant to the 2004 Employee Stock Incentive Plan registered on Form S-8 Registration.

On June 11, 2008, the Company entered into a Services Agreement with Mehmet Haluk Undes (the "Undes Services Agreement") pursuant to which the Company engaged Mr. Undes for purposes of assisting the Company in identifying, evaluating and structuring mergers, consolidations, acquisitions, joint ventures and strategic alliances in Southeast Europe, Middle East and the Turkic Republics of Central Asia. Pursuant to the Undes Services Agreement, Mr. Undes has agreed to provide us services related to the identification, evaluation, structuring, negotiating and closing of business acquisitions, identification of strategic partners as well as the provision of legal services. The term of the agreement is for five years and the Company has agreed to issue Mr. Undes 5,250 shares of common stock that shall be registered on a Form S8 no later than July 1, 2008.

On August 13, 2008, the Company issued 160 (16,032 before the reverse split) shares of its common stock, $0.001 par value per share, to Robin Ann Gorelick, the Company Secretary, in accordance with the instructions provided by the Company pursuant to the 2004 Employee Stock Incentive Plan registered on Form S-8 Registration.

Following the above securities issuance, the 2004 Plan was closed, and no more securities can be issued under this plan.

2008 Stock Incentive Plan:

On July 28, 2008 - the Company held a special meeting of the shareholders for four initiatives, consisting of approval of a new board of directors, approval of the conversion of preferred shares to common shares, an increase in the authorized shares and a stock incentive plan. All initiatives were approved by the majority of shareholders.  The 2008 Employee Stock Incentive Plan (the "2008 Incentive Plan") authorized the board to issue up to 5,000,000 shares of Common Stock under the plan.

On August 23 the Company issued 1,000 shares of its common stock 0.001 par value per share, to Robert M. Yaspan, the Company lawyer, in accordance with the instructions provided by the Company pursuant to the 2008 Employee Stock Incentive Plan registered on Form S-8 Registration.

On November 4, 2008, the Company issued 2,540 shares of its common stock 0.001 par value per share, to one consultant (2,000 shares) and two employees (540 shares), in accordance with the instructions provided by the Company pursuant to the 2008 Employee Stock Incentive Plan registered on Form S-8 Registration.

The balance of securities that can be issued under the 2008 Plan is 4,646,000 shares of Common Stock.

9. Treasury Stock

In June 2006, the Company's Board of Directors approved a program to repurchase, from time to time, at management's discretion, up to 700,000 shares of the Company's common stock in the open market or in private transactions commencing on June 20, 2006 and continuing through December 15, 2006 at prevailing market prices. Repurchases will be made under the program using our own cash resources and will be in accordance with Rule 10b-18 under the Securities Exchange Act of 1934 and other applicable laws, rules and regulations. A licensed Stock Broker Firm is acting as agent for our stock repurchase program. Pursuant to the unanimous consent of the Board of Directors in September 2006, the number of shares that may be purchased under the Repurchase Program was increased from 700,000 to 1,500,000 shares of common stock and the Repurchase Program was extended until October 1, 2007, or until the increased amount of shares is purchased.

On November 20, 2008, the Company issued a press release announcing that its Board of Directors has approved a share repurchase program. Under the program the Company is authorized to purchase up to ten million of its shares of common stock in open market transactions at the discretion of management. All stock repurchases will be subject to the requirements of Rule 10b-18 under the Exchange Act and other rules that govern such purchases.

As of March 31, 2009 the Company had 100,000 treasury shares in its possession scheduled to be cancelled.

10. Change in the Reporting Entity

In accordance with Financial Accounting Standards, FAS 154, Accounting Changes and Error Corrections, when an accounting change results in financial statements that are, in effect, the statements of a different reporting entity, the change shall be retrospectively applied to the financial statements of all prior periods presented to show financial information for the new reporting entity for those periods. Previously issued interim financial information shall be presented on a retrospective basis.

On August 19, 2008 the Company entered into final fee agreement with C. Properties (“Consultant”), where the Company had to pay Consultant certain fees in accordance with the agreement entered with the Consultant, the Consultant has agreed that, in lieu of cash payment, it will receive an aggregate of up to 734,060,505 shares of stock of the AGL, and the Consultant was not advised on the restructuring of the acquisition of DCG by the Corporation, and in order to compensate the Consultant and avoid any potential litigation, the Company has agreed to waive the above production requirements and convey all its holdings with AGL immediately, with such transfer considered effective January 1, 2008. Based on the agreement, the Company disposed all its holdings in AGL effective January 1, 2008, and these financials reflect such disposal.  Further, the Company previously issued interim financial statements dated as of March 31, 2008 and for the three month period ending March 31, 2008.  Those financial statements included the consolidation of the AGL.  Since the agreement with Consultant was retroactively applied to January 1, 2008, the following tables explain the effect of the change of the Company’s financial balances without consolidating AGL:

	Three Months Ended March 31, 2008
	Previously issued interim Q1 financial statements (Un-Audited)		Effect of change of reporting entity (Un-Audited)		Revised Balances (Audited)
Revenues	$	---	$	---	$	---
Cost of revenues		---		---		---
Total operating expenses		3,003,060		7,307,247		10,310,307
Operating loss		(3,003,060)		(7,307,247)		(10,310,307)
Net (loss) before minority interest		(2,911,208)		(7,363,366)		(10,274,573)
Less minority interest in loss of consolidated subsidiary		69,419		(69,419)		---
Net (loss)		(2,841,789)		(7,432,785)		(10,274,573)
Other comprehensive income (loss)		427,022		(427,022)		---
Comprehensive (loss)		$(2,414,767)		$(7,859,807)		$(10,274,573)
Net (loss) per share, basic and diluted		$(0.59	$			$(2.14)
Weighted average number of shares outstanding, basic and diluted		4,797,055				4,797,055

11. Subsequent events

Effective April 1, 2009 Mr. Dunckel resigned as a Company director in order to pursue other opportunities.

On April 2009, the Company filed a complaint in Los Angeles, California against Trafalgar and its affiliates, for breaching of agreement and damages (see note 6).

As detailed in Note 5, On October 1, 2008, the Company entered into a short term note payable (6 month maturity) with AP – a foreign Company controlled by Shalom Atia (the brother of Yossi Attia, the Company CEO – the “Holder”), issued to Holder). The parties enter a settlement agreement on May 2009, where Mr. Yossi Attia has abstained from voting due to a potential conflict of interest. Said settlement agreement, granting the Holder 8,000,000 shares of common stock, par value $.001 per share, of Yasheng Eco-Trade Corporation (f/k/a VORTEX RESOURCES CORP.), pursuant to Rule 144 of the Securities and Exchange Commission under the Securities Act of 1933, as amended.

On May 2009 the Company filed a complaint against an Israeli lawyer which was engaged by the Company in connection with the AGL transaction (See note 6)

The Company has commenced the process to change its name to Yasheng Eco-Trade Corporation.

12.  Supplemental Oil and Gas Disclosures

The accompanying table presents information concerning the Company's natural gas producing activities as required by Statement of Financial Accounting   Standards No.  69, “Disclosures about Oil and Gas Producing Activities." Capitalized costs relating to oil and gas producing activities from continuing operations for the year ended on December 31, 2008 are as follows (said assets was disposed during the first quarter of 2009):

As of December 31, 2008
Proved undeveloped natural properties – Direct investment	$2,300,000
Unproved properties – option exercised	50,000
Total	2,350,000
Accumulated depreciation, depletion, amortization , and impairment	--
Net capitalized costs	$2,350,000

All of these reserves are located in DCG field located in the USA.

Estimated Quantities of Proved Oil and Gas Reserves

The following table presents the Company's estimate of its net proved crude oil and natural gas reserves as of September 30, 2008 elated to continuing   operations.   The  Company's  management  emphasizes  that  reserve estimates are  inherently  imprecise and that estimates of new  discoveries  are more imprecise than those of producing oil and gas properties.  Accordingly, the estimates are expected to change as future information becomes available.  The estimates have been prepared by independent natural gas reserve engineers.

MMCF (thousand cubic feet)
Proved undeveloped natural gas reserves at February 22, 2008	--
Purchases of drilling rights for minerals in place for period February 22, 2008 (inception of DCG) to December 31, 2008 – 4 wells at 355 MCF each	1,420
Revisions of previous estimates *)	(180)
Extensions and discoveries**)	--
Sales of minerals in place	--
Proved undeveloped natural gas reserves at December 31, 2008	1,420

*) the current reserve report revised to include revision by decreasing the MMCF from 1,600 to 1,420 based on 355 MCF compare to 400 MCF in prior report.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

The following disclosures concerning the standardized measure of future cash flows from proved crude oil and natural gas are presented in accordance with SFAS No. 69. The standardized measure does not purport to represent the fair market value of the Company's proved crude oil and natural gas reserves. An estimate of fair market value would also take into account, among other factors, the recovery of reserves not classified as proved, anticipated future changes in prices and costs, and a discount factor more representative of the time value of money and the risks inherent in reserve estimates. Under the  standardized  measure,  future cash  inflows  were  estimated by applying  period-end  prices  at  December  31,  2008  adjusted  for  fixed  and determinable escalations,  to the estimated future production of year-end proved reserves.  Future cash inflows were reduced by estimated future production and development costs based on year-end costs to determine pre-tax cash inflows. Future income taxes were computed by applying the statutory tax rate to the excess of pre-tax cash inflows over the tax basis of the properties.  Operating loss  carry forwards,  tax  credits,  and  permanent  differences  to the  extent estimated  to be  available  in the future  were also  considered  in the future income tax calculations, thereby reducing the expected tax expense. Future net cash inflows after income taxes were discounted using a 10% annual discount rate to arrive at the Standardized Measure.

Set forth below is the Standardized Measure relating to proved undeveloped natural gas reserves for the period ending December 31, 2008:

	Period ending December 31, 2008 (in thousands of $)	Period ending March 30, 2008 (in thousands of $)
Future cash inflows, net of royalties	109,890	231,230
Future production costs	(32,964)	(38,702)
Future development costs	(43,050)	(25,800)
Future income tax expense		--
Net future cash flows	33,876	166,728
Discount	(33,296)	(117,475)
Standardized Measure of discounted future net cash relating to proved reserves	580	49,253

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Natural Gas Reserves. The table above shows the second standardized measure of discounted future net cash flows for the Company since inception.  Accordingly, there are material changes to disclose, which in essence were contributed by a substantial decline in gas prices.

Drilling Contract:

On July 1, 2008, DC Gas entered into a Drilling Contract (Model Turnkey Contract) ("Drilling Contract") with Ozona Natural Gas Company LLC ("Ozona"). Pursuant to the Drilling Contract, Ozona has been engaged to drill four wells in Crockett County, Texas. The drilling of the first well commenced immediately at the cost of $525,000 and the drilling of the subsequent three wells shall take place in secession. The drilling operations on the first well are due to funding provided by Vortex One. Such drilling took place, and the Vortex One well has successfully hit natural gas at a depth of 4,783 feet.  Due to this success with the first well, the Company commenced drilling on its second well on August 18, 2008, and it’s remaining 2 other locations parallel.  As disclosed on this report Vortex one entered into sale agreements of said four assignments, and allows 60 days extension (until July 1, 2009) to both Buyer and operator, to commence payments.

ITEM 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis summarizes the significant factors affecting our condensed consolidated results of operations, financial condition and liquidity position for the three months ended March 31, 2009. This discussion and analysis should be read in conjunction with our audited financial statements and notes thereto included in our Annual Report on Form 10-K for our year-ended December 31, 2008 and the condensed consolidated unaudited financial statements and related notes included elsewhere in this filing. The following discussion and analysis contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Forward-Looking Statements

Forward-looking statements in this Quarterly Report on Form 10-Q, including without limitation, statements related to our plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including without limitation the following: (i) our plans, strategies, objectives, expectations and intentions are subject to change at any time at our discretion; (ii) our plans and results of operations will be affected by our ability to manage growth; and (iii) other risks and uncertainties indicated from time to time in our filings with the Securities and Exchange Commission.

In some cases, you can identify forward-looking statements by terminology such as ‘‘may,’’ ‘‘will,’’ ‘‘should,’’ ‘‘could,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘anticipates,’’ ‘‘believes,’’ ‘‘estimates,’’ ‘‘predicts,’’ ‘‘potential,’’ or ‘‘continue’’ or the negative of such terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We are under no duty to update any of the forward-looking statements after the date of this Report.

Operating Assets:

Yasheng Eco-Trade Corporation, formerly known as Vortex Resources Corp and Emvelco Corp., is a Delaware corporation and was organized on November 9, 1992. It was a development stage company through December 1993. Effective August 19, 2008, the Company changed its name to Vortex Resources Corp. which was accomplished by merger of a wholly owned subsidiary into the Company with the Company being the survivor entity and subsequently changed its name to Yasheng Eco-Trade Corporation. Yasheng Eco-Trade Corporation (f/k/a VORTEX RESOURCES CORP.) and its consolidated subsidiaries are collectively referred to herein as “Yasheng”, “Vortex” or the “Company”.

The Company’s headquarters are located in Beverly Hills, California, and its operational offices located in West Hollywood, California.

In 2008, the Company focused on the mineral resources industry, commencing gas and oil sub-industry, which was approved by its shareholders. Based on a series of agreements,, the Company entered into an Agreement and Plan of Exchange (the "DCG Agreement") with Davy Crockett Gas Company, LLC ("DCG") and its members ("DCG Members"). DCG has obtained a reserve evaluation report from an independent engineering firm, which classifies the gas reserves as “proven undeveloped”.  According to the independent well evaluation, each well contains approximately 355 MMCF (355,000 cubic feet) of recoverable natural gas.

The Company elected to move from The NASDAQ Stock Market to the OTCBB to reduce, and more effectively manage, its regulatory and administrative costs, and to enable Company’s management to better focus on its business of developing the natural gas drilling rights recently acquired in connection with the acquisition of DCG.

Due to current issues in the development of the oil and gas project in Crockett County, Texas, the board obtained in January 2009, a reserve report for the Company's interest in DCG and Vortex One, which report indicated that the DCG properties as being negative in value. As a result of such report, the world and US recessions and the depressed oil and gas prices, the board of directors elected to dispose of the DCG property and/or desert the project in its entirely

As a result of the series of transactions described above, the Company’s ownership structure at March 31, 2009 is as follows (designated for sale – see subsequent events):

100% of DCG – discontinued operations
50% of Vortex Ocean One, LLC - discontinued operations
About 7% of Micrologic, (Via EA Emerging Ventures Corp)

General Business Strategy

Our business plan since 1993 has been identifying, developing and operating companies within emerging industries for the purpose of consolidation and sale if favorable market conditions exist. Although the Company primarily focuses on the operation and development of its core businesses, the Company pursues consolidations and sale opportunities in a variety of different industries, as such opportunities may present themselves, in order to develop its core businesses as well as outside of its core business.  The Company may invest in other unidentified industries that the Company deems profitable. If the opportunity presents itself, the Company will consider implementing its consolidation strategy with its subsidiaries and any other business that it enters into a transaction.  In January 2009, the Company commenced the development of a logistics center.

Yasheng Group Logistics Center

On January 20, 2009, the Company entered into a non-binding Term Sheet (the “Term Sheet”) with Yasheng Group, Inc., a California corporation (“Yasheng”).  Yasheng is an agriculture conglomerate which has subsidiaries located in the Peoples Republic of China who are engaged in the production and distribution of agricultural, chemical and biotechnological products to the United States, Canada, Australia, Pakistan and various European Union countries as well as in China.  Pursuant to the Term Sheet, Yasheng agreed to transfer 100% ownership of 80 acres of property located in Victorville, California for use as a logistics center and eco-trade cooperation zone (the “Project”).  Vortex has also agreed that it will change its name from “Vortex Resources Corp.” to “Yasheng EcoTrade Corporation”.  As consideration for contributing the property, the Company agreed to issue Yasheng 130,000,000 shares of the Company’s common stock and Capital Properties (“Capitol”), an advisor on the transaction, 100,000,000 shares of the Company’s common stock.  On March 5, 2009, the Company and Yasheng implemented an amendment to the Term Sheet pursuant to which the parties agreed to explore further business opportunities including the potential lease of an existing logistics center, and/or alliance with other major groups complimenting and/or synergetic to the development of a logistics center.  Further, in accordance with the amendment, the Company has agreed to issue 50,000,000 shares to Yasheng and 38,461,538 shares to Capitol in consideration for exploring the business opportunities and their efforts associated with the development of the logistics center.  The issuance of the shares of common stock to Yasheng and Capital Properties resulted in substantial dilution to the interests of other stockholders of the Company. but did not represent a change of control in the Company in light of the number of shares of common stock and Super Voting Series B Preferred Stock that was outstanding on the date of issuanceThe Company and Yasheng have also evaluated several properties throughout California with the goal of leasing the property to be used for the logistics center.  Management believes that leasing the property with an option to buy will have significant cost savings in comparison to acquiring such property.    In June 2009, the Company has narrowed in search down to a few potential properties.and has subsequently identified a specific site in the San Bernardino, California vicinity that it intends to move forward on.

On August 26, 2009, the Company entered into an agreement with Yasheng pursuant to which the Company agreed to acquire 49% of the outstanding securities (the “Yasheng Logistic Securities”) of Yasheng (the United States) Logistic Service Company Incorporated (“Yasheng Logistic”), a California corporation and a wholly owned subsidiary of Yasheng.  In consideration of the Yasheng Logistic Securities, the Company will issue Yasheng 100,000,000 restricted shares of common stock of the Company.  Further, Yasheng has agreed to cancel the 50,000,000 shares of the Company that were previously issued to Yasheng.  The sole asset of Yasheng Logistic is the certificate of approval for Chinese enterprises investing in foreign countries granted by the Ministry of Commerce of the People’s Republic of China.

Yasheng Group Option

Pursuant to the Term Sheet, the Company granted Yasheng an irrevocable option to merge all or part of its assets into the Company (the “Yasheng Option”). If Yasheng exercises the Yasheng Option, as consideration for the transaction to be completed between the parties, Vortex will issue Yasheng such number of shares of the Company’s common stock calculated by dividing the value of the assets which will be included in the transaction with the Company by the volume weighted average price of the Company’s common stock as quoted on a national securities exchange or the Over-the-Counter Bulletin Board for the ten days preceding the closing date of such transaction. The value of the assets contributed by Yasheng will be based upon the asset value set forth in Yasheng’s audited financial statements provided to the Company prior to the closing of any such transaction..  Furthermore, if a substantial portion of Yasheng is merged into the Company upon the exercise of the Yasheng Option, the Company agreed to change its name to “The Yasheng Group, Inc.”

On August 26, 2009, the Company entered into a Stock Exchange Agreement (the “Exchange Agreement”) with Yasheng Group (BVI), a British Virgin Island corporation (“Yasheng-BVI”), pursuant to which Yasheng-BVI agreed to sell the Company 75,000,000 shares (the “Group Shares”) of common stock of Yasheng Group in consideration of 396,668,000 shares (the “Company Shares”) of common stock of the Company (the “Exchange”).  The parties agreed to close the Exchange as soon as possible, but a closing date has not been set.

As the Company does not presently have the authorized amount of shares of common stock to provide for the issuance of the Company Shares, the parties agreed that the Company will issue the amount of shares of common stock presently available at the closing and will issue the balance of such Company Shares upon increasing the authorized shares of common stock.  The Company has agreed that the Company Shares held by Yasheng-BVI are non-dilutive  in that Yasheng-BVI shall never own less than 55% of the issued and outstanding shares of the Company.  Yasheng-BVI may appoint a number of directors to the Board of Directors to provide voting control of the Board of Directors to Yasheng -BVI.  The Company has also agreed that the 38,461,538 shares held by Capital Properties will be held for the benefit of Yasheng-BVI, which Capitol Properties has agreed to.  Further, both parties have agreed to restructure the Exchange Agreement for tax or other purposes as needed and the Company has agreed to enter into the required financing arrangements that are acceptable to Yasheng-BVI prior to Closing.

In the event that any of the conditions to the Exchange Agreement are not satisfied or waived, the Exchange Agreement may not be consummated.  Neither the Company nor Yasheng-BVI can provide any assurances that the Exchange Agreement will ultimately be consummated.

Under the Exchange Agreement, the Exchange Agreement may be terminated by written consent of both parties, by either party if the other party has breached the Exchange Agreement or if the closing conditions are not satisfied or by either party if the exchange is not closed by September 30, 2009.  The Company is presently working to extend the termination date.

The issuance of the shares of common stock to Yasheng or Yasheng-BVI will potentially result in substantial dilution to the interests of other stockholders of the Company and could result in a change of control of the Company on the date of issuance.  The transactions described above are subject to the drafting and negotiation of a final definitive agreement, performing due diligence as well as board approval from both parties. As such, there is no guarantee that the Company will be able to successfully close the above transaction.

Assets Sold

On August 16, 2008 610 N. Crescent Heights, LLC, entered into a sale and escrow agreement with third parties, for the sale of the real property located at 610 North Crescent Heights, Los Angeles, for $1,990,000. Said escrow was closed as of September 30, 2008.

On August 19, 2008, the Company entered into a Final Fee Agreement (the “Consultant Agreement”) with a third party, C. Properties Ltd. (“Consultant”). Pursuant to the Consultant Agreement, the Company agreed with the Consultant to exchange the Company’s interest in AGL as a final fee in connection with its DCG acquisition.  The Company had to pay Consultant certain fees in accordance with the Consultant Agreement and the Consultant had agreed that, in lieu of cash payment, it would receive an aggregate of up to 734,060,505 shares of stock of the AGL.

On August 19, 2008, the Dickens LLC conveyed title and its AITD to third party, reversing the Company’s joint venture with said third party, at no cost or liability to the Company.

On March 2009 the board of directors of the company decided to vacate the DCG project. Goodwill was impaired by approximately $35.0M in association with this segment, in the Company financials of 2008.

Due to current issues in the development of the oil and gas project in Crockett County, Texas, the board obtained a current reserve report for the Company's interest in DCG and Vortex One, which report indicated that the DCG properties as being negative in value. As a result of such report, the world and US recessions and the depressed oil and gas prices, the board of directors elected to dispose of the DCG property and/or desert the project in its entirely. On June 30, 2008, the Company formed Vortex One, a limited liability company, with Tiran Ibgui, an individual ("Ibgui") as reported on the Company's 8-K. Said agreements, in addition, included the assignment of its four leases in Crockett County, Texas to Vortex One. As a condition precedent to Ibgui contributing the required funding, Vortex One pledged all of its assets to Ibgui including the leases. On October 29, 2008, the Company entered into a settlement arrangement with Mr. Ibgui, whereby the Company agreed to transfer the 5,250 common shares previously owned by Vortex One to Mr. Ibgui. Further, in February 28, 2009, Ibgui, as the secured lender to Vortex One, directed Vortex One to assign the term assignments with 80% of the proceeds being delivered to Ibgui, as secured lender, and 20% of the proceeds being delivered to the Company - as per the original agreement.  The transaction closed on February 28, 2009 in consideration of a cash payment in the amount of $225,000, a 12 month promissory note in the amount of $600,000 and a 60 month promissory note in the amount of $1,500,000. Mr. Ibgui paid $25,000 fee, and from the net consideration of $200,000 Mr. Ibgui paid the Company its 20% portion of $40,000 on March 3, 2009, as dictated by the LLC operating agreement. No relationship exists between Ibgui, the assignee of the leases and the Company and/or its affiliates, directors, officers or any associate of an officer or director.

As of March 31, 2009 the Company does not have any interests in real estate developments.

Results of Operations

Three Months Period Ended March 31, 2009 Compared to Three Months Period Ended March 31, 2008

Due to the new financial investment in Gas and Oil activity, which commenced in May 2008 and the  development of our logistic operations , the consolidated statements of operations for the periods ended March 31, 2009 and 2008 are not comparable. The financial figures for 2008 only include the corporate expenses of the Company’s legal entity registered in the State of Delaware. This section of the report, should be read together with Note 13 of the Company consolidated financials - Change in the Reporting Entity: In accordance with Financial Accounting Standards, FAS 154, Accounting Changes and Error Corrections, when an accounting change results in financial statements that are, in effect, the statements of a different reporting entity, the change shall be retrospectively applied to the financial statements of all prior periods presented to show financial information for the new reporting entity for those periods. Previously issued interim financial information shall be presented on a retrospective basis.

The consolidated statements of operations for the periods ended March 31, 2009 and 2008 are compared (subject to the above description) in the sections below:

Three months ended March 31,	2009		2008
Total revenues	$	---	$	---

Amounts comparable to prior year, although the sale of 4 oil wells amounted in $2,300,000.  These revenues generated in 2009 were eliminated upon consolidation, and are included in loss of subsidiary.

Cost of revenues (excluding depreciation and amortization)

The following table summarizes cost of revenues (excluding depreciation and amortization) for the three months ended March 31, 2009 and 2008:

Three months ended March 31,	2009		2008
Total cost of revenues	$	---	$	---

Amounts comparable to prior year, although the cost of sales for 4 oil wells amounted in $2,785,000.
These costs, generated in 2009, were eliminated upon consolidation, and are included as a standalone loss in a subsidiary.

Compensation and related costs

The following table summarizes compensation and related costs for the three months ended March 31, 2009 and 2008:

Three months ended March 31,	2009	2008
Compensation and related costs	$71,533	$76,101

Amounts did not change materially from the prior year.

Consulting, director and professional fees

The following table summarizes consulting and professional fees for the three months ended March 31, 2009 and 2008:

Three months ended March 31,	2009	2008
Consulting, director and professional fees	$159,209	$2,641,649

Overall consulting, professional and director fees decreased by 94%, or $2,482,440, primarily as the result of use of stock and warrants to compensate, at fair market value for services rendered to the Company, several consultants, investment bankers, advisors, accountants and lawyers in 2008.

Other selling, general and administrative expenses

The following table summarizes other selling, general and administrative expenses for the three months ended March 31, 2009 and 2008:

Three months ended March 31,	2009	2008
Other selling, general and administrative expenses	$40,595	$285,311

Overall, other selling, general and administrative expenses decreased by 86%, or $244,817, due to cost reduction initiatives occurring in 2009.

Interest income and expense

The following table summarizes interest income and expense for the three months ended March 31, 2009 and 2008:

Three months ended March 31,	2009	2008
Interest income	$171,565	$196,543
Interest expense	$(1,737,240)	$(104,491)

Interest income is comparable to prior year. Interest expense increased by 1563%, or $1,632,750, mostly due to expensing the Trafalgar discount on the note payable in dispute.  See Part I and part II Legal Proceedings.

Liquidity and Capital Resources

The Company currently anticipates that its available cash resources will not be sufficient to meet its presently anticipated working capital requirements for at least the next 12 months. During the quarter and years 2008 and 2007, Yossi Attia paid substantial expenses for the Company and also deferred his salary. As of March 31, 2009, the Company owes Mr., Attia approximately $606,000.  The Company will either need to raise capital from third parties or continue borrowing funds from Mr. Attia.

As of March 31, 2009, our cash, cash equivalents and marketable securities were $9,711, a decrease of approximately $114,000 from the end of fiscal year 2008. The decrease in our cash, cash equivalents and marketable securities is primarily the result of our convertible note payable to equity of $1,030,000.  This was offset by our net operating loss.

Cash flows (used in) and provided by operating activities for the three months ended March 31, 2009 and 2008 was $(189,192) and $487,148, respectively. The change is primarily due to the result of our decrease in payables along with conversion of a note for $1786,000 which was offset by our net operating loss.

Cash flows used in investing activities for the three months ended March 31, 2009 and 2008 was $0 and $2,966,451, respectively. The change was primarily due to a significant reduction in loan advances of $788,510 to ERC and investment in land development of $2,177,941 in 2008, which did not occur in 2009.

Cash provided by financing activities for the three months ended March 31, 2009 and 2008 was $75,000 and $2,599,292, respectively. This decrease is due to decreased net funding from Trafalgar and AFG loans of approximately $2.1 million and an increase in issuance of stock of approximately $500,000 in 2008.

In the event the Company makes future acquisitions or investments, additional bank loans or fund raising may be used to finance such future acquisitions. The Company may consider the sale of non-strategic assets. The Company currently anticipates that its available cash resources will not be sufficient to meet its prior anticipated working capital requirements, though it will be sufficient manage the existing business of the Company without further development.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). This preparation requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. US GAAP provides the framework from which to make these estimates, assumptions and disclosures. We choose accounting policies within US GAAP that management believes are appropriate to accurately and fairly report our operating results and financial position in a consistent manner. Management regularly assesses these policies in light of current and forecasted economic conditions. Although we believe that our estimates, assumptions and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions for a number of reasons. Our accounting policies are stated in details in Note 2 to the Consolidated Financial Statements. We identified the following accounting policies as critical to understanding the results of operations and representative of the more significant judgments and estimates used in the preparation of the consolidated financial statements: impairment of goodwill, allowance for doubtful accounts, acquisition related assets and liabilities, accounting of income taxes and analysis of FIN46R as well as FASB 67.

Investment in Real Estate and Commercial Leasing Assets. Real estate held for sale and construction in progress is stated at the lower of cost or fair value less costs to sell and includes acreage, development, construction and carrying costs and other related costs through the development stage. Commercial leasing assets, which are held for use, are stated at cost. When events or circumstances indicate than an asset’s carrying amount may not be recoverable, an impairment test is performed in accordance with the provisions of SFAS 144. For properties held for sale, if estimated fair value less costs to sell is less than the related carrying amount, then a reduction of the assets carrying value to fair value less costs to sell is required. For properties held for use, if the projected undiscounted cash flow from the asset is less than the related carrying amount, then a reduction of the carrying amount of the asset to fair value is required. Measurement of the impairment loss is based on the fair value of the asset. Generally, we determine fair value using valuation techniques such as discounted expected future cash flows. Based on said GAAP, the Company made a provision to doubtful debts, on all ERC and Verge balances.

Our expected future cash flows are affected by many factors including:

a) The economic condition of the US and Worldwide markets – especially during these current times of worldwide financial crisis.

b) The performance of the underline assets in the markets where our properties are located;

c) Our financial condition, which may influence our ability to develop our properties; and

 d) Governmental regulations.

Because any one of these factors could substantially affect our estimate of future cash flows, this is a critical accounting policy because these estimates could result in us either recording or not recording an impairment loss based on different assumptions. Impairment losses are generally substantial charges.

The estimate of our future revenues is also important because it is the basis of our development plans and also a factor in our ability to obtain the financing necessary to complete our development plans. If our estimates of future cash flows from our properties differ from expectations, then our financial and liquidity position may be compromised, which could result in our default under certain debt instruments or result in our suspending some or all of our development activities.

Allocation of Overhead Costs. We periodically capitalize a portion of our overhead costs and also allocate a portion of these overhead costs to cost of sales based on the activities of our employees that are directly engaged in these activities. In order to accomplish this procedure, we periodically evaluate our “corporate” personnel activities to see what, if any, time is associated with activities that would normally be capitalized or considered part of cost of sales. After determining the appropriate aggregate allocation rates, we apply these factors to our overhead costs to determine the appropriate allocations. This is a critical accounting policy because it affects our net results of operations for that portion which is capitalized. In accordance with paragraph 7 of SFAS No. 67, we only capitalize direct and indirect project costs associated with the acquisition, development and construction of a real estate project. Indirect costs include allocated costs associated with certain pooled resources (such as office supplies, telephone and postage) which are used to support our development projects, as well as general and administrative functions. Allocations of pooled resources are based only on those employees directly responsible for development (i.e. project manager and subordinates). We charge to expense indirect costs that do not clearly relate to a real estate project such as salaries and allocated expenses related to the Chief Executive Officer and Chief Financial Officer.

We recognize sales commissions and management and development fees when earned, as lots or acreages are sold or when the services are performed.

Accounting for Income Taxes: We recognize deferred tax assets and liabilities for the expected future tax consequences of transactions and events. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. If necessary, deferred tax assets are reduced by a valuation allowance to an amount that is determined to be more likely than not recoverable. We must make significant estimates and assumptions about future taxable income and future tax consequences when determining the amount of the valuation allowance. In addition, tax reserves are based on significant estimates and assumptions as to the relative filing positions and potential audit and litigation exposures related thereto. To the extent the Company establishes a valuation allowance or increases this allowance in a period, the impact will be included in the tax provision in the statement of operations.

The disclosed information presents the Company's natural gas producing activities as required by Statement of Financial Accounting   Standards No.  69, “Disclosures about Oil and Gas Producing Activities.".

Commitments and contingencies

	Payments due by period
Contractual obligations	Total		Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$	,2270,000	--	$2,270,000	--	--

Total		$2,270,000	--	$2,270,000	--	--

Our Commitments and contingencies are stated in details in Notes to the Consolidated Financial Statements, which include as mandatory required supplemental information about gas and oil.  On this section management give a synopsis disclosures to commitments and contingencies.

Employment Agreements:

Effective July 1, 2006, the Company entered into a five-year employment agreement with Yossi Attia as the President and provides for annual compensation in the amount of $240,000, an annual bonus not less than $120,000 per year, and an annual car allowance.

On August 19, 2008, the Company entered into that certain Employment Agreement with Mike Mustafoglu, effective July 1, 2008, pursuant to which Mr. Mustafoglu agreed to serve as the Chairman of the Board of Directors of the Company for a period of five years.  On December 24, 2008, Mike Mustafoglu resigned as Chairman of the Board of Directors of Vortex the Company to pursue other business interests.

Effective July 16, 2008, the Board of Directors of the Company approved that certain Mergers and Acquisitions Consulting Agreement (the "M&A Agreement") between the Company and TransGlobal Financial LLC, a California limited liability company ("TransGlobal"). Pursuant to the M&A Agreement, TransGlobal agreed to assist the Company in the identification, evaluation, structuring, negotiation and closing of business acquisitions for a term of five years. As compensation for entering into the M&A Agreement, TransGlobal shall receive a 20% carried interest in any transaction introduced by TransGlobal to the Company that is closed by the Company. At TransGlobal's election, such compensation may be paid in restricted shares of common stock of the Company equal to 20% of the transaction value. Mike Mustafoglu, who is the Chairman of Transglobal Financial, was elected on July 28, 2008 at a special shareholder meeting as the Company’s Chairman of the Board of Directors.  Further to Mr. Mustafoglu resignation, that certain Mergers and Acquisitions Consulting Agreement between the Company and TransGlobal Financial LLC, a California limited liability company was terminated. Mr. Mustafoglu is the Chairman of said LLC.
AGL Transaction:

Based on series of agreements commencing June 5, 2007 and following by July 23, 2007 AGL become subsidiary of the Company.  During 2008 via a fee agreement with third party, the Company divested all its interest in AGL, effective January 1, 2008, and the company financials reflect such disposal. During the first quarter of 2009, third party (Upswing Ltd) filled a complaint in Israel against AGL, Mr. Yossi Attia and Mr. Shalom Atia with regards to certain stock certificates of which the Company was the beneficiary owner at the relevant times. The company was not named as a party to said litigation. Mr. Attia notify the Company that he hold it responsible to all the damages he may suffer, as the underline assets which the litigation in Israel is concerning, was an assets of the Company which was purchased by him from third party that acquired said assets from the Company. As such, the Company examines its potential legal actions.

As part of the AGL closing, the Company undertook to indemnify the AGL in respect of any tax to be paid by Verge, deriving from the difference between (a) Verge's taxable income from the Las Vegas project, up to an amount of $21.7 million and (b) the book value of the project in Las Vegas for tax purposes on the books of Verge, at the date of the closing of the transfer of the shares of Verge to the Company.  Accordingly, the amount of the indemnification is expected to be the amount of the tax in respect of the aforementioned difference, up to a maximum difference of $11 million. The Company believes it as no exposure under said indemnification. Atia Project undertook to indemnify AGL in respect of any tax to be paid by Sitnica, deriving from the difference between (a) Verge's taxable income from the Samobor project, up to an amount of $5.14 million and (b) the book value of the project in Samobor for tax purposes on the books of Sitnica, at the date of the closing of the transfer of the shares of Sitnica to the Company.  Accordingly, the amount of the indemnification is expected to be the amount of the tax in respect of the aforementioned difference, up to a maximum difference of $0.9 million. The Atia Project undertook to bear any additional purchase tax (if any is applicable) that Sitnica would have to pay in respect of the transfer of the contractual rights in investment real estate in Croatia, from the Atia Project to Sitnica.

On April 29, 2008, the Company entered into Amendment No. 1 ("Amendment No. 1") to that certain Share Exchange Agreement between the Company and Trafalgar Capital Specialized Investment Fund, ("Trafalgar"). Amendment No. 1 states that due to the fact that the Israeli Securities Authority ("ISA") delayed the issuance of the Implementation Shares issuable from the Atia Group to Trafalgar, that the Share Exchange Agreement shall not apply to 69,375,000 of the Implementation Shares issuable under the CEF. All other terms of the Share Exchange Agreement remain in full force and effect.

Lease Agreements:

The Company head office is located at 9107 Wilshire Blvd., Suite 450, Beverly Hills, CA 90210, based on a month-to-month basis, paying $219 per month. The Company’s operation office is located at 1061 ½ N Spaulding Ave, West Hollywood, CA 90046, paying $2,500 per month.

Sub-Prime Crisis and Financials Markets Crisis:

The mortgage credit markets in the U.S. have been experiencing difficulties as a result of the fact that many debtors are finding it difficult to obtain financing (hereinafter – the “Sub-prime crisis”).  The sub-prime crisis resulted from a number of factors, as follows: an increase in the volume of repossessions of houses and apartments, an increase in the volume of bankruptcies of mortgage companies, a significant decrease in the available resources for purposes of financing through mortgages, and in the prices of apartments. The financing of the project on the Verge subsidiary is contingent upon the future impact of the sub-prime crisis on the financial institutions operating in the U.S.  Said crisis put ERC as well as Verge in a fragile none – cash situation, which brought management to make provision for doubtful debts on all monitories balances associated with real estate of ERC and Verge.  The Sub-prime crisis has also lead the USA (and the world) economy into a significant negative impact on the pricing of most commodities, in our case natural gas and oil.  The Company anticipates that the drop in the commodities prices will present difficulties in obtaining financing for the drilling of wells and there is no assurance that the Company will be able to implement its business plan in a timely manner, or at all. In order to reduce the Company risks and more effectively manage its business and to enable Company management to better focus on its business on developing the natural gas drilling rights, the board of directors had a discussion and resolution vacating the DCG project entirely.

Voluntarily delisting from The NASDAQ Stock Market:

On June 6, 2008, the Company provided NASDAQ with notice of its intent to voluntarily delist from The NASDAQ Stock Market, which notice was amended on June 10, 2008. The Company is voluntarily delisting to reduce and more effectively manage its regulatory and administrative costs, and to enable Company management to better focus on its business on developing the natural gas drilling rights recently acquired in connection with the acquisition of Davy Crockett Gas Company, LLC, which was announced on May 9, 2008. The Company requested that its shares be suspended from trading on NASDAQ at the open of the market on June 16, 2008, which was done. Following clearance by the Financial Industry Regulatory Authority ("FINRA") of a Form 211 application was filed by a market maker in the Company's stock.

Vortex Ocean One, LLC:

On June 30, 2008, the "Company formed a limited liability company with Tiran Ibgui, an individual ("Ibgui"), named Vortex Ocean One, LLC (the "Vortex One"). The Company and Ibgui each own a fifty percent (50%) membership Interest in Vortex One. The Company is the Manager of the Vortex One. Vortex One has been formed and organized to raise the funds necessary for the drilling of the first well being undertaken by the Company's wholly owned subsidiary. To date there has been no production of the Well by Vortex One or DCG and a dispute has arisen between the Parties with regards to the Vortex One and other matters, so in order to fulfill its obligations to Investor and avoid any potential litigation, Vortex One has agreed to issue the Shares directly into the name of the Ibgui, as well as pledging the 4 term assignments to secure Mr. Ibgui investment and future proceeds per the LLC operating agreement (where Mr. Ibgui entitled to 80% of any future cash flow proceeds, until he recover his investments in full, then after the parties will share the cash flow equally). Vortex one hereby agreed to cause the transfer of the Shares to Investor and direct the transfer agent to issue 5,250 Shares in the name of the Ibgui effective as of the Effective Date, which is November 4, 2008.

Potential exposure due to Pending Project under Due Diligence:

Barnett Shale, Fort Worth area of Texas Project - On September 2, 2008, the Company entered into a Memorandum of Understanding (the "MOU") to enter into a definitive asset purchase agreement with Blackhawk Investments Limited, a Turks & Caicos company ("Blackhawk") based in London, England. Blackhawk exercised its exclusive option to acquire all of the issued and allotted share capital in Sandhaven Securities Limited ("SSL"), and its underlying oil and gas assets in NT Energy. SSL owns approximately 62% of the outstanding securities of NT Energy, Inc., a Delaware company ("NT Energy"). NT energy holds rights to mineral leases covering approximately 12,972 acres in the Barnett Shale, Fort Worth area of Texas containing proved and probable undeveloped natural gas reserves. SSL was a wholly owned subsidiary of Sandhaven Resources plc ("Sandhaven"), a public company registered in Ireland, and listed on the Plus exchange in London.

In lieu of hindering the due diligence process by Sandhaven officers, as well as potential conspiracy of Trafalgar, the Company could not complete adequately its due diligence, and said transaction was null and void.

Trafalgar Convertible Note:

In connection with said note and as collateral for performance by the Company under the terms of said note, the Company issued to Trafalgar 45,000 common shares to be placed as security for said note. Said shares considered to be escrow shares, and as such are not included in the Company outstanding common shares.

Short Term Loan – by Investor:

On September 5, 2008 the Company entered a short term loan memorandum, with Mehmet Haluk Undes, for a short term loan (“bridge”) of $220,000 to bridge the drilling program of the Company. As a consideration for said facility, the Company grants the investor with 100% cashless warrants coverage for two years at exercise price of $1.50 per share. The investor made a loan of $220,000 to the company on September 15, 2008 (where said funds were wired to the company drilling contractor), that was paid in full on October 8, 2008. Accordingly the investor is entitled to 2,000 cashless warrants from September 15, 2008 at exercise price of $1.50 for a period of 2 years.  The Company contests the validity of said warrants for a cause.

DCG Drilling Rights:

On November 6, 2008, the Company exercised an option to drill its fifth well in the Adams-Baggett field in West Texas. The Company has 120 days to drill the lease to be assigned to it as a result of the option exercise. Pipeline construction related to connecting wells 42-105-40868 and 42-105-40820 had been completed. The Company is in the process of preparing these wells for conducting the flow and chemical composition tests as required by the State of Texas. The deliveries are subject to satisfactory inspection results by Millennium. Per the owners of the land the assignment of the lease will terminate effective March 3, 2009 in the event that the Company does not drill and complete a well that is producing or capable of producing oil and/or gas in paying quantities. The Company contests the owner termination dates.

Lines of Credit and Restricted Cash:

The Company’s real estate investment operations required substantial up-front expenditures for land development contracts and construction. Accordingly, the Company required a substantial amount of cash on hand, as well as funds accessible through lines of credit with banks or third parties, to conduct its business.  The Company had financed its working capital needs on a project-by-project basis, primarily with loans from banks and debt via the All Inclusive Trust Deed Agreement (AITDA), and with the existing cash of the Company.

As of March 31, 2009, the Company paid off the lines of credit in full

Investment (and loans) in Affiliates, at equity:

On June 14, 2006, Emvelco issued a $10 million line of credit to ERC. Outstanding balances bore interest at an annual rate of 12% and the line of credit had a maximum borrowing limit of $10 million. Initially on October 26, 2006 and then again ratified on December 29, 2006, the Board of Directors of Emvelco approved an increase in the borrowing limit of the line of credit to $20 million. The Board also restricted use of the funds to real estate development.  On November 2, 2007, the Company exercised the Verge option to purchase a multi-use condominium and commercial property in Las Vegas, Nevada, thereby reducing the amount outstanding by $10 million.  Additionally, the Verge option required that the Company pays The International Holdings Group (TIHG), the then parent of ERC, and another $5 million when construction began on the Verge Project.  As of December 31, 2008, the Company has accrued and recorded that payment as a reduction to this loan receivable balance.  As of December 31, 2008, the outstanding loan receivable balances by ERC and Verge were charged to bad debt expense on the statement of operations, due to the Company change of strategy, turmoil in the real estate industry including the sub-prime crisis and world financial crisis, which among other factor lead Verge to file for Bankruptcy protection.

Real Estate Investments for Sale:

The Company owned 100% of subsidiary 610 N. Crescent Heights, LLC, which is located in Los Angeles, CA.  On April 2008, the Company obtained Certificate of Occupancy from the City of Los Angles, and listed the property for sale at selling price of $2,000,000. At September 30, 2008, the Company sold the property for the gross sale price of $1,990,000 and recorded costs of sales totaling $1,933,569, which were previously capitalized construction costs.

The Company owned 50% of 13059 Dickens, LLC, as reported by the Company on Form 8-K on December 21, 2007, through a joint venture with a third party at no cost to the Company. As all balances due under this venture is via All Inclusive Trust Deed, and in lieu of the Company new strategy, the Company entered advanced negotiations with regards to selling its interest to the other party, as no cost to the Company, or liability, by conveying back title of said property, and releasing the Company from any associated liability. During, 2008, the project was sold back to the third party, by reversing the transaction, at no cost to the Company.

Issuance of Preferred Stock:

The Company entered into and closed an Agreement (the "TAS Agreement") with T.A.S. Holdings Limited ("TAS") pursuant to which TAS agreed to cancel the debt payable by the Company to TAS in the amount of approximately $1,065,000 and its 150,000 shares of common stock it presently holds in consideration of the Company issuing TAS 1,000,000 shares of Series B Convertible Preferred Stock, which such shares carry a stated value equal to $1.20 per share (the "Series B Stock"). The Series B Stock is convertible, at any time at the option of the holder, into common shares of the Company based on a conversion price of $0.0016 per share. The Series B Stock shall have voting rights on an as converted basis multiplied by 6.25. Holders of the Series B Stock are entitled to receive, when declared by the Company's board of directors, annual dividends of $0.06 per share of Series B Stock paid semi-annually on June 30 and December 31 commencing June 30, 2009. In the event of any liquidation or winding up of the Company, the holders of Series B Stock will be entitled to receive, in preference to holders of common stock, an amount equal to the stated value plus interest of 15% per year.

The Series B Stock restricts the ability of the holder to convert the Series B Stock and receive shares of the Company's common stock such that the number of shares of the Company common stock held by TAS and its affiliates after such conversion does not exceed 4.9% of the Company's then issued and outstanding shares of common stock.

The Series B Stock was offered and sold to TAS in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and Rule 506 promulgated there under. TAS is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933. The Company filed its Certificate of Designation of Preferences, Rights and Limitations of Series B Preferred Stock with the State of Delaware.

Status as Vendor with the Federal Government:

The Company updated its vendor status with the Central Contractor Registration which is the primary registrant database for the US Federal government that collects, validates, stores, and disseminates data in support of agency acquisition missions, including Federal agency contract and assistance awards.

Potential exposure due to AGL and Trafalgar Transaction:

On January 30, 2008, AGL of which the Company was a principal shareholder notified the Company that it had entered into two (2) material agreements (wherein the Company was not a party but will be directly affected by their terms) with Trafalgar Capital Specialized Investment Fund ("Trafalgar"). Specifically, AGL and Trafalgar entered into a Committed Equity Facility Agreement ("CEF") in the amount of 45,683,750 New Israeli Shekels (approximately US$12,000,000.00 per the exchange rate at the Closing) and a Loan Agreement ("Loan Agreement") in the amount of US $500,000 (collectively, the "Finance Documents") pursuant to which Trafalgar grants AGL financial backing. The Company is not a party to the Finance Documents. The CEF sets forth the terms and conditions upon which Trafalgar will advance funds to AGL. Trafalgar is committed under the CEF until the earliest to occur of: (i) the date on which Trafalgar has made payments in the aggregate amount of the commitment amount (45,683,750 New Israeli Shekels); (ii) termination of the CEF; and (iii) thirty-six (36) months. In consideration for Trafalgar providing funding under the CEF, the AGL will issue Trafalgar ordinary shares, as existing on the dual listing on the Tel Aviv Stock Exchange (TASE) and the London Stock Exchange (LSE) in accordance with the CEF. As a further inducement for Trafalgar entering into the CEF, Trafalgar shall receive that number of ordinary shares as have an aggregate value calculated pursuant to the CEF, of U.S. $1,500,000. The Loan Agreement provides for a discretionary loan in the amount of $500,000 ("Loan") and bears interest at the rate of eight and one-half percent (8½%) per annum. The security for the Loan shall be a pledge of AGL’s shareholder equity (75,000 shares) in Verge Living Corporation.

Simultaneously, on the same date as the aforementioned Finance Documents, the Company entered into a Share Exchange Agreement (the "Share Exchange Agreement") with Trafalgar. The Share Exchange Agreement provides that the Company must deliver, from time to time, and at the request of Trafalgar, those shares of AGL, in the event that the ordinary shares issued by AGL pursuant to the terms of the Finance Documents are not freely tradable on the Tel Aviv Stock Exchange or the London Stock Exchange. In the event that an exchange occurs, the Company will receive from Trafalgar the same amount of shares that were exchanged. The closing and transfer of each increment of the Exchange Shares shall take place as reasonably practicable after receipt by the Company of a written notice from Trafalgar that it wishes to enter into such an exchange transaction. To date, all of the Company's shares in AGL are restricted by Israel law for a period of six (6) months since the issuance date, and then such shares may be released in the amount of one percent (1%) (From the total outstanding shares of AGL which is the equivalent of approximately 1,250,000 shares per quarter), subject to volume trading restrictions.

Further to the signing of the investment agreement with Trafalgar, the board of directors of AGL decided to allot Trafalgar 69,375,000 ordinary shares of AGL, no par value each (the "offered shares") which, following the allotment, will constitute 5.22% of the capital rights and voting rights in AGL, both immediately following the allotment and fully diluted.

The offered shares will be allotted piecemeal, at the following dates: (i) 18,920,454 shares will be allotted immediately following receipt of approval of the stock exchange to the listing for trade of the offered shares. (ii) 25,227,273 of the offered shares will be allotted immediately following receipt of all of the necessary approvals in order for the offered shares to be swapped on 30 April 2008 against a quantity of shares equal to those held by Emvelco Corp. at that same date.

The balance of the offered shares, a quantity of up to 25,277,273 shares, will be allotted immediately after receipt of the approval of the Israel Securities Authority for the issuance of a shelf prospectus.  Notwithstanding, if the approval of the shelf prospectus will not be granted by the Israel Securities Authority by the beginning of May 2008, only 12,613,636 shares will be allotted to Trafalgar at that same date

Despite assurances from Trafalgar to both AGL and Verge that the Share Exchange Agreement ("SEA") was legally permitted in Israel, AGL and Trafalgar could not implement the above transaction because of objections of the Israeli Securities Authority to the SEA, and, therefore, AGL caused Verge to pay off the original loan amount plus interest accrued and premium for early pay-off, transaction that AGL had entered into.

Trafalgar is an unrelated third party comprised of a European Euro Fund registered in Luxembourg. The Company, its subsidiaries, officers and directors are not affiliates of Trafalgar.

International Treasure Finders Incorporated

On January 13, 2009, the Company entered into a Non Binding Term Sheet (the "Term Sheet") to enter into a definitive asset purchase agreement with Grand Pacaraima Gold Corp. ("Grand"), which owns 80% of the issued and outstanding securities of International Treasure Finders Incorporated to acquire certain oil and gas rights on approximately 481 acres located in Woodward County, Texas (the "Woodward County Rights"). In consideration for the Woodward County Rights, the Company will pay Grand an amount equal to 50% of the current reserves. The consideration shall be paid half in shares of common stock of the Company and half in the form of a note. The number of shares to be delivered by the Company will be calculated based upon the volume weighted average price ("VWAP") for the ten days preceding the closing date. The note will mature on December 31, 2009 and carry interest of 9% per annum payable monthly. In addition, the note will be convertible into shares of common stock of the Company at a 10% discount to the VWAP for the ten days preceding conversion. At the Company election, the Company may enter into this transaction utilizing a subsidiary to be traded on the Swiss Stock Exchange. On February 3, 2009the Company announced it has expanded negotiations to purchase all of the outstanding shares of International Treasure Finders Incorporated. The above transaction is subject to the receipt of a reserve report, drafting and negotiation of a final definitive agreement, performing due diligence as well as board approval of the Company. As such, there is no guarantee that the Company will be able to successfully close the above transaction. Dr. Gregory Rubin, a director of the Company, is an affiliate of ITFI and, as a result, voided himself from any discussions regarding this matter.

Reverse Split

Effective February 24, 2009, the Company affected a reverse split of its issued and outstanding shares of common stock on a 100 for one basis.    As a result of the reverse split, the issued and outstanding shares of common stock will be reduced from 92,280,919 to 922,809.  The authorized shares of common stock will remain as 400,000,000. The shareholders holding a majority of the issued and outstanding shares of common stock and the board of directors approved the reverse split on November 24, 2008.  In addition, a new CUSIP was issued for the Company's common stock which is 92905M 203.  The symbol of the Company was changed from VTEX into VXRC.  All shares amounts in this filling taking into effect said reverse, unless stated different. The Company issued common stock on a post-split basis during the period ended March 31, 2009, resulting in 9,372,809 shares issued and outstanding.

Off Balance Sheet Arrangements

There are no materials off balance sheet arrangements.

Inflation and Foreign Currency

The Company maintains its books in local currency: on sold assets - Kuna for Sitnica, N.I.S for AGL and US Dollars for the Parent Company registered in the State of Delaware. The Company’s operations are primarily in the United States through its wholly owned subsidiaries. Some of the Company’s customers were in Croatia. As a result, fluctuations in currency exchange rates may significantly affect the Company's sales, profitability and financial position when the foreign currencies, primarily the Croatian Kuna, of its international operations are translated into U.S. dollars for financial reporting. In additional, we are also subject to currency fluctuation risk with respect to certain foreign currency denominated receivables and payables. Although the Company cannot predict the extent to which currency fluctuations may, or will, affect the Company's business and financial position, there is a risk that such fluctuations will have an adverse impact on the Company's sales, profits and financial position. Because differing portions of our revenues and costs are denominated in foreign currency, movements could impact our margins by, for example, decreasing our foreign revenues when the dollar strengthens and not correspondingly decreasing our expenses. The Company does not currently hedge its currency exposure. In the future, we may engage in hedging transactions to mitigate foreign exchange risk.

Effect of Recent Accounting Pronouncements

In December 2007, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 110 (“SAB 110”). SAB 110 amends and replaces Question 6 of Section D.2 of Topic 14, “Share-Based Payment,” of the Staff Accounting Bulletin series. Question 6 of Section D.2 of Topic 14 expresses the views of the staff regarding the use of the “simplified” method in developing an estimate of the expected term of “plain vanilla” share options and allows usage of the “simplified” method for share option grants prior to December 31, 2007. SAB 110 allows public companies which do not have historically sufficient experience to provide a reasonable estimate to continue to use the “simplified” method for estimating the expected term of “plain vanilla” share option grants after December 31, 2007. The Company will continue to use the “simplified” method until it has enough historical experience to provide a reasonable estimate of expected term in accordance with SAB 110.

In December 2007, the FASB issued Statement of Financial Accounting Standards (“SFAS”) 141-R, “Business Combinations.” SFAS 141-R retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (referred to as the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. It also establishes principles and requirements for how the acquirer: (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141-R will apply prospectively to business combinations for which the acquisition date is on or after the Company’s fiscal year beginning October 1, 2009. While the Company has not yet evaluated the impact, if any, that SFAS 141-R will have on its consolidated financial statements, the Company will be required to expense costs related to any acquisitions after September 30, 2009.

In December 2007, the FASB issued SFAS 160, “Non-controlling Interests in Consolidated Financial Statements.” This Statement amends Accounting Research Bulletin 51 to establish accounting and reporting standards for the non-controlling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The Company has not yet determined the impact, if any, that SFAS 160 will have on its consolidated financial statements. SFAS 160 is effective for the Company’s fiscal year beginning October 1, 2009.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position No. FAS 157–2, “Effective Date of FASB Statement No. 157”, which provides a one year deferral of the effective date of SFAS 157 for non–financial assets and non–financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. Therefore, effective January 1, 2008, we adopted the provisions of SFAS No. 157 with respect to our financial assets and liabilities only. Since the Company has no investments available for sale, the adoption of this pronouncement has no material impact to the financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. This statement provides entities the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Effective January 1, 2008, we adopted SFAS No. 159 and have chosen not to elect the fair value option for any items that are not already required to be measured at fair value in accordance with accounting principles generally accepted in the United States.

Item 3. Quantitative and Qualitative Disclosures About Market Risks

Smaller reporting companies are not required to provide the information required by Item 305.

Item 4. Controls and Procedures

The term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act (15 U.S.C. 78a, et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Our management, including our chief executive officer and principal financial officer, does not expect that our disclosure controls and procedures or our internal controls over financial reporting will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of inherent limitations in all control systems, internal control over financial reporting may not prevent or detect misstatements, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the registrant have been detected.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Evaluation of Disclosure and Controls and Procedures.   Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act.  Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.  We carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report.    Based on that evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures are currently effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.  As we develop new business or if we engage in an extraordinary transaction, we will review our disclosure controls and procedures and make sure that they remain adequate.

Changes in internal controls

There have been no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or 15d-15 under the Exchange Act that occurred during the quarter ended March 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II

ITEM 1. LEGAL PROCEEDINGS

Verge, which was formerly a wholly owned subsidiary of AGL, which in turn was a majority owned subsidiary of the Company filed for bankruptcy in Chapter 11 proceedings during the first quarter of 2009.  As of today, the Company does not believe it will have a material liability in relation to these proceeding.  However, as a result of the Company’s historical ownership and current indirect involvement,  the Company may be named as a defendant in connection with this matter.

A consultant that was terminated by an ex-affiliate of the Company, named the Company as a defendant in litigation in Las Vegas, Nevada that the Company has neither any interest nor liability. The Company position is that naming the Company in said litigation is malicious. The Company filed an answer to said complaint requesting dismissal. In connection with the Verge bankruptcy proceedings, an automatic stay was announced by Verge on the main complaint.

The Company entered into a registration rights agreement dated July 21, 2005, whereby it agreed to file a registration statement registering the 441,566 shares of Company common stock issued in connection with the Navigator acquisition within 75 days of the closing of the transaction. The Company also agreed to have such registration statement declared effective within 150 days from the filing thereof. In the event that Company failed to meet its obligations to register the shares, it may have been required to pay a penalty equal to 1% of the value of the shares per month. The Company obtained a written waiver from the seller stating that the seller would not raise any claims in connection with the filing of registration statement through May 30, 2006. The Company since received another waiver extending the registration deadline through May 30, 2007 without penalty. As of June 30, 2008 (effective March 31, 2008), the Company was in default of the Registration Rights Agreement and therefore made a provision for compensation for $150,000 to represent agreed final compensation (the "Penalty"). The holder of the Penalty subsequently assigned the Penalty to three unaffiliated parties (the "Penalty Holders"). On December 26, 2008, the Company closed agreements with the Penalty Holders pursuant to which the Penalty Holders agreed to cancel any rights to the Penalty in consideration of the issuance 66,667 shares of common stock to each of the Penalty Holders. The shares of common stock were issued in connection with this transaction in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and Rule 506 promulgated there under. Each of the Penalty Holders is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

The Company via series of agreements (directly or via affiliates) with European based alternative investment fund - Trafalgar Capital Specialized Investment Fund, Luxembourg (“Trafalgar”) established financial relationship which should create source of funding to the Company and its subsidiaries (see detailed description of said series of agreements in this filling). The Company position is that the DCG transactions (among others) would not have been closed by the Company, unless Trafalgar will provide the needed financing needed for the drilling program. On December 4, 2008 in lieu of the world economy crisis, the company addressed Trafalgar formally to summarize amendment to exiting business practice and modification of terms for existing As well as future financing. On January 16, 2009 based on Trafalgar default, the Company sent to Trafalgar notice of default together with off-set existing alleged notes due to Trafalgar to mitigate the Company losses. Representative of the parties having negotiations, trying to resolve said adversaries between the parties, with the Company position that in any event the alleged notes to Trafalgar should be null and void by the Company. On April 2009, the Company filed a complaint in Los Angeles, California against Trafalgar and its affiliates, for breaching of agreement and damages.

On July 1, 2008, DCG entered into a Drilling Contract (Model Turnkey Contract) ("Drilling Contract") with Ozona Natural Gas Company LLC ("Ozona"). Pursuant to the Drilling Contract, Ozona was engaged to drill four wells in Crockett County, Texas. The drilling of the first well commenced immediately at the cost of $525,000 and the drilling of the subsequent three wells scheduled for as later phase, by Ozona and Mr. Mustafoglu, as well as the wells locations. The relationship with Ozuna and others subsequently turned adversarial  as a result of a dispute with regards to surface rights, wells locations and further charges of Ozona, which were not acceptable to the Company.  The Company is currently evaluating its legal options and may take action against Ozona, Mr. Mustafoglu and others.

On August 19, 2008, the Company entered into that certain Employment Agreement with Mike Mustafoglu, effective July 1, 2008, pursuant to which Mr. Mustafoglu agreed to serve as the Chairman of the Board of Directors of the Company for a period of five years. On December 24, 2008, Mike Mustafoglu resigned as Chairman of the Board of Directors of the Company to pursue other business interests. Further, that certain Mergers and Acquisitions Consulting Agreement between the Company and Tran Global Financial LLC, a California limited liability company (Mr. Mustafoglu is the Chairman of Tran Global) was terminated.

During the first quarter of 2009, third party (Upswing limited) filed a complaint in Israel against AGL, Yossi Attia (the Company CEO) and Mr. shalom Atia (controlling shareholders of AP and brother of Yossi Attia). The company was not named in said procedure, yet as being the parent Company of AGL from November 2, 2007 until it had been disposed, the Company may be involved in said litigation.   In May 2009, the Company filed a complaint in the Superior Court of the State of California in and for the County of Los Angeles, against Gal Chet (“Mr. Chet”) and Chet Sarid Gruber Sapir-Hen (the “Chet Law Firm”) asserting claims for breach of fiduciary duty and legal malpractice in connection with Mr. Chet’s and the Chet Law Firm’s representation of the Company in connection with the Company’s public offering of its securities on the Israeli Stock Exchange.   In July 2007, based on the advice of Mr. Chet and the Chet Law Firm, the Company entered into an agreement with AP Holdings Ltd. and Appswing Ltd. (“Appswing”) to effect the public offering of securities of the Company or a subsidiary on the Israeli Stock Exchange.

ITEM 2. Unregistered Sales of Equity Securities and Use of Proceeds

In June 2006, the Company's Board of Directors approved a program to repurchase, from time to time, at management's discretion, up to 700,000 shares of the Company's common stock in the open market or in private transactions commencing on June 20, 2006 and continuing through December 15, 2006 at prevailing market prices. Repurchases will be made under the program using our own cash resources and will be in accordance with Rule 10b-18 under the Securities Exchange Act of 1934 and other applicable laws, rules and regulations. A licensed Stock Broker Firm is acting as agent for our stock repurchase program. Pursuant to the unanimous consent of the Board of Directors in September 2006, the number of shares that may be purchased under the Repurchase Program was increased from 700,000 to 1,500,000 shares of common stock and the Repurchase Program was extended until October 1, 2007, or until the increased amount of shares is purchased.

On November 20, 2008, the Company issued a press release announcing that its Board of Directors has approved a share repurchase program. Under the program the Company is authorized to purchase up to ten million of its shares of common stock in open market transactions at the discretion of management. All stock repurchases will be subject to the requirements of Rule 10b-18 under the Exchange Act and other rules that govern such purchases.

As of March 31, 2009 the Company had 100,000 treasury shares in its possession scheduled to be cancelled.

On January 23, 2009, the Company completed the sale of 50,000 shares of the Company's common stock to one accredited investor for net proceeds of $75,000 (or $0.015 per common share). The shares of common stock were issued in connection with this transaction in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and Rule 506 promulgated there under. The investor is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

In connection with the Company continuing its focus of the acquisition, exploration, and development of undervalued assets, the Company is now focusing on the active development of the logistic center.  In connection with these efforts, the Company engaged a real estate brokerage firm to assist in locating adequate commercial space to operate a logistics company in California, is evaluating potentially locating the logistics center in Detroit, Michigan and is currently seeking funding to further expand these operations.  In connection with these efforts, the Company entered a term sheet with Yasheng Group ("Yasheng") a group of companies engaged in the agriculture, chemicals and biotechnology businesses in the Peoples Republic of China and the export of such products to the United States, Canada, Australia, Pakistan and various European Union countries.  on March 5, 2009, the Company and Yasheng implemented an amendment to the Term Sheet pursuant to which the parties agreed to explore further business opportunities including the potential lease of an existing logistics center located in Inland Empire, California, and/or alliance with other major groups complimenting and/or synergetic to the Vortex/Yasheng JV as approved by the board of directors on March 9, 2009. Further, in accordance with the amendment, the Company has agreed to issue 50,000,000 shares to Yasheng and 38,461,538 shares to Capitol in consideration for exploring the business opportunities, based on the pro-ration set in the January Term Sheet. The shares of common stock were issued based on the Board consent on March 9, 2009, in connection with this transaction in a private transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and/or Rule 506 promulgated hereunder. Yasheng and Capitol are accredited investors as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.   The shares certificates issued, including a legend which allow cancellation by the Company itself, in lieu of being issued subject to agreements. In order to finalize any transaction with Yasheng,  Capitol Group has agreed restructure its holdings as necessary.

As reported by Company on its Form 10-Q filed on November 14, 2008, Star entered, on September 1, 2008, into that certain Irrevocable Assignment of Promissory Note, which resulted in Star being a creditor of the Company with a loan payable by the Company in the amount of $1,000,000 (the "Debt"). No relationship exists between Star and the Company and/or its affiliates, directors, officers or any associate of an officer or director. On March 11, 2009, the Company entered and closed an agreement with Star pursuant to which Star agreed to convert all principal and interest associated with the Debt into 8,500,000 shares of common stock and released the Company from any further claims. The shares of common stock were issued in connection with this transaction in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and/or Rule 506 promulgated hereunder. Each of the parties are accredited investors as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

On October 1, 2008, the Company entered into a short term note payable (6 month maturity) with AP – a foreign Company controlled by Shalom Atia (the brother of Yossi Attia, the Company CEO – the “Holder”), a third party, for $330,000. The note bears 12% interest commencing October 1, 2008 and can be converted (including interest) into common shares of the Company at an established conversion price of $0.015 per share. Holder has advised that it has no desire to convert the AP Note into shares of the Company’s common stock at $1.50 per share at this time as the Company’s current bid and ask is $0.23 and $0.72, respectively, and there is virtually no liquidity in the Company’s common stock. The Company is in default on the AP Note, and Holder has threatened to commence litigation if it not paid in full. The Company does not have the cash resources to pay off the AP Note due to current capital constraints. Holder has agreed that it is willing to convert the AP Note if the conversion price is reset to $0.04376 resulting in the issuance of 8,000,000 shares of common stock (the “Shares”) of the Company or 7.56% of the Company assuming 105,884,347 shares of common stock outstanding (97,884,347 as of May 7, 2009 plus 8,000,000 shares issued to Holder). The parties entered a settlement agreement in May 2009.  The agreement with AP was approved by the Board of Directors where Mr. Yossi Attia has abstained from voting due to a potential conflict of interest

The above securities were offered and sold in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and Rule 506 promulgated there under. Each of the investors were an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

There were no options or warrants exercised in the three month period ended March 31, 2009 and year ended December 31, 2008

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

As reported under Legal proceedings, the Company notified Trafalgar that Trafalgar is in breech with regard to the services to be performed in accordance with the $2,000,000 loan agreement.  A complaint was filled by the Company on April 2009. Pursuant to FASB 5, the $2,000,000 is recorded as a liability on the balance sheet since the outcome of the legal actions is undeterminable at this time. The Company expensed the all conversion feature of $1,907,221 as interest expense in these financials, and per the Company position, it did not record interest accrued on said liability.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

ITEM 5.  OTHER INFORMATION

None.

ITEM 6. EXHIBITS

31
Certification of the Chief Executive Officer, Principal Accounting Officer and Principal Financial Officer of YASHENG ECO-TRADE CORPORATION (F/K/A VORTEX RESOURCES CORP.) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32
Certification of the Chief Executive Officer, Principal Accounting Officer and Principal Financial Officer of YASHENG ECO-TRADE CORPORATION (F/K/A VORTEX RESOURCES CORP.) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, California, on September __, 2009.

YASHENG ECO-TRADE CORPORATION (F/K/A VORTEX RESOURCES CORP.)

By:	/s/Yossi Attia
Yossi Attia
Chief Executive Officer, Principal Accounting Officer and Principal Financial Officer

Exhibit 31

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
AND PRINCIPAL FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Yossi Attia, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Yasheng Eco-Trade Corporation (f/k/a VORTEX RESOURCES CORP.);

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonable likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date: September __, 2009
/s/ Yossi Attia
Yossi Attia
Chief Executive Officer, Principal Accounting Officer and Principal Financial Officer

Certification Pursuant to 18 U.S.C. Section 1350, As Adopted

Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002

I, Yossi Attia, the Chief Executive Officer, Principal Accounting Officer and Principal Financial Officer of Yasheng Eco-Trade Corporation (f/k/a VORTEX RESOURCES CORP.) (the “Company”), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that to the best of my knowledge:

(1)
the Quarterly Report on Form 10-Q of the Company for the fiscal quarter ended March 31, 2009 (the “Report”) fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: September __, 2009

/s/Yossi Attia
Yossi Attia
Chief Executive Officer, Principal Accounting Officer and Principal Financial Officer